

CANOPY GROWTH
UNLEASHING THE POWER OF CANNABIS

FOCUSED

Annual Report
Fiscal Year 2024

Letter from our CEO

Dear Fellow Shareholders,

Fiscal 2024 has been a defining year for Canopy Growth as we focused on the core of our business, cannabis, which we believe remains one of the greatest consumer opportunities of our time.

Through the year, we demonstrated Canopy Growth's ability to navigate the evolving landscape of the cannabis industry, guided by a clear strategic vision, and have emerged as a leaner, more focused, and agile organization poised for sustainable profitability and growth.

Emerging from our transformation stronger and with a firm foundation for growth

Our vision for unleashing the power of cannabis has come to life through a unique value proposition for our investors – exposure, at scale, to the fastest growing and most developed cannabis markets around the world, with an emphasis on Canada, Germany, and the United States.

While peers have attempted to diversify, we have taken steps to intensify our focus as a pure-play cannabis company.

Over the past year, we have honed our operational focus and fortified our platform for growth. This included divesting all our non-cannabis businesses, while also shifting to an asset-light model, which has significantly reduced our operational complexity and footprint. This embrace of a brand driven asset-light model positions us at the vanguard of our industry.

We are now focused on our core strengths, including consistently growing world-class cannabis flower and cultivating high impact consumer focused brands. In parallel, our use of third-party sourcing and contract manufacturing ensures flexibility to drive the sustainable innovation required to bring exciting new products to market without the required investments in R&D and production. This model has reduced our production costs, improved our margins, and accelerated our capability to seize the opportunities presented by evolving consumer preferences.

Agile and well-positioned for cannabis leadership across all our priority markets

The cannabis industry continues to evolve rapidly, and our embrace of agility reflects a deep understanding of these changing dynamics. Through strategic action and a long-term focus, Canopy Growth is well positioned for leadership within each of the markets where we operate.

In the first half of calendar 2024, our core markets demonstrated the profound impacts that new legislation, expected regulatory change, or a lack of reform can bring.

In Canada, the federal government has not delivered relief from the burdensome excise tax regime currently in place, despite unanimous support from the Competition Board of Canada, Canada's House of Commons Standing Committee on Finance, the Canadian government's own expert panel tasked with conducting a legislative review of the *Cannabis Act*, and participants in the cannabis industry. In part driven by this lack of action on excise reform, we are now beginning to see the advancement of a long-expected consolidation. With our embrace of an asset-light model, Canopy Growth is well positioned for this scenario, and we have already been able to strategically source additional supply at favorable costs. We expect this trend to continue and view it as a further validation of our strategic direction.

In Germany, the legalization of cannabis on April 1, 2024, marked the opening of a major new opportunity for growth. This is a market where we have played a long-term leadership role, and we are already seeing increased demand for medical cannabis, in addition to Storz & Bickel devices, as doctors become more comfortable prescribing, and more consumers seek the best way to consume their inhalable cannabis. It remains early days for the German cannabis market and through our well-established Canopy Growth medical business, and Storz & Bickel's proud German pedigree, we anticipate meaningful growth opportunities ahead.

Finally, in the U.S., the prospect of near-term rescheduling has delivered new hope for the industry and stands to enhance the financials of the businesses within Canopy USA, in which we have an unconsolidated, non-controlling interest. When taken together with new and critical states coming online for adult use, such as Ohio, we see the momentum of U.S. cannabis showing no signs of slowing.

The promise of full legalization in the U.S. does however remain elusive amidst an uncertain political backdrop ahead of the Presidential election in November 2024. While we expect cannabis to play a continued role in political discourse, it bears repeating that Canopy USA does not depend on regulatory or legislative change. As such, we believe the value and potential of Canopy USA is clear, as it provides our investors unique exposure to the growth of the U.S. cannabis market today, and independent of the need for additional Federal action on cannabis.

Strengthened financial performance and a fortified balance sheet provide a stable platform for growth

Our financial and operational metrics from Fiscal 2024 underscore the success of our strategic refocusing. All our business units are now achieving attractive gross margins, and our agile organization structure is positioned to deliver both growth and profitability without a step change in investment. Moreover, we significantly strengthened our balance sheet including reducing our debt by more than C$700 million in Fiscal 2024, which brings our total debt reduction to over C$1.1 billion since the beginning of Fiscal 2023.

In the Canadian adult-use market, our focus on producing high-quality flower has revitalized the Tweed brand and bolstered our competitive position. Strong demand for Tweed flower helped increase distribution by over 1800 points of sale in the second half of Fiscal 2024 alone. Further, our Canadian medical cannabis business delivered a 10% increase in revenue year-over-year, driven by an expanded product assortment and exceptional patient care. Emphasizing the sustainable positioning of our Canadian medical cannabis business, this segment exited Fiscal 2024 with its fifth consecutive quarter of growth.

Internationally, we continued to see increased demand for our high-quality Canadian cannabis, with particularly strong performance in Australia, which delivered record revenues in Fiscal 2024. Demonstrating the strength of these SKUs, flower strains from our Canadian platform which include Tweed Kush Mintz, Tweed Tiger Cake, and OG Deluxe accounted for over 25% of our total international markets revenue in the fourth quarter of Fiscal 2024. Finally, strategic adjustments and improved commercial execution in Germany, Poland, and the Czech Republic also contributed significantly to our growth during the year.

Backed by continued innovation and product quality, our Storz & Bickel vaporizer business had a standout year as stronger than expected market demand for the Venty portable vaporizer led to record sales and the need to double production. The exceptional demand for this product, alongside continued popularity of other devices like the iconic Volcano, delivered Storz & Bickel's best fourth quarter ever.

Canopy USA: A unique approach for providing access to the growth of U.S. cannabis

Canopy USA remains a pivotal element of our strategy and exemplifies our commitment to providing our shareholders with exposure to the significant opportunities within the U.S. market. As a true differentiator, our Canopy USA strategy delivers exposure, ahead of U.S. federal permissibility, while also allowing Canopy Growth to retain the competitive advantage of its NASDAQ listing.

The development of this ecosystem, which includes Acreage Holdings, Inc., Wana Brands, and Jetty Extracts, is consistent with the vision we outlined at launch, and thanks to the support of Canopy Growth's shareholders who voted overwhelmingly in favor of advancing this strategy, Canopy USA is moving forward and is poised for growth.

As proof points for the momentum building within Canopy USA, Wana has increased its footprint to a total of 19 states with recently announced launches in Connecticut, Vermont, and New York. This is in addition to introducing hemp derived gummies nationally as the brand brings the highest quality edible experience to a wide range of potential new consumers.

In addition, Jetty continues its work in Fiscal 2024 to bring the best of California eastward including to Colorado, New York, and New Jersey. And, despite currently being available in four states, Jetty's Solventless vapes are ranked #1 in Live Rosin vapes nationally[1].

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[1] Based on BDSA data for December 2023 to July 2024

As a final pillar of Canopy USA, Acreage has reemerged with a strengthened capital structure and a focused strategy for capitalizing on their incumbent position in the critical Ohio market. Through the restructuring of their debt and operations to remedy their default, in addition to a continued focus on cost reduction, Acreage has taken clear action to address challenges within their business and we believe they continue to have tremendous upside. When we take Acreage's positioning in Ohio and pair it with their existing operations in high-potential markets such as Pennsylvania, New York, New Jersey and Illinois, we see an organization that is poised to be a key player across the Midwest and Northeast while offering an ideal platform for the growth of Wana and Jetty across these states as well.

We remain excited about the potential of Canopy USA and feel that this ecosystem is well-positioned to capitalize on the enormous opportunity that is U.S. cannabis.

Building on our momentum in Fiscal 2025

We believe Canopy Growth has a firm foundation for the future. Our streamlined operations, robust product portfolio, and focus on high-growth markets sets the stage for what we anticipate will be Canopy Growth's best year yet.

Our plans - which reflect our focus on profitable growth versus chasing market share at all costs – are expected to deliver healthy annual growth in Canada in Fiscal 2025 driven by increased distribution, a strengthened salesforce, and share gains through the introduction of new products which are being rolled out currently.

Additionally, as a long-standing leader in Germany, we are ready to capitalize on the country's expanding medical cannabis sector and efforts to increase supply to Germany, including adding third-party European-based suppliers to our offering, are already underway.

For Storz & Bickel, we see a bright future ahead in Fiscal 2025. On the heels of the Venty launch, and the legalization of cannabis in Germany, this beloved brand is poised for growth across Germany and the U.S., in addition to the wide range of global markets the brand has and continues to serve.

In the U.S., the rapid advancement of Canopy USA lays a solid groundwork for accelerated growth across key state-level cannabis markets. We remain highly appreciative of the support our shareholders have shown for this strategy, and we are enthusiastic about the opportunities it presents. This is especially the case when the exposure to Canopy USA is combined with the advantage of Canopy Growth's NASDAQ listing as a true differentiator.

Thank You

Our ability to adapt and thrive fuels our optimism, as well as our vision for what is possible, and I firmly believe that Canopy Growth is well positioned for lasting cannabis market leadership.

Further, I believe our setup for profitable and steady growth in each of our key markets over the coming year will strengthen our competitive positioning and enable Canopy Growth to deliver positive consolidated Adjusted EBTIDA.

In the year ahead, we look forward to demonstrating the full potential of our business and to proving that we've got something great growing here at Canopy Growth.

On behalf of the board of directors, management team, and all our dedicated team members, I thank you for your continued support.

Warm regards,

David Klein
Chief Executive Officer

Forward-looking statements disclaimer:
The foregoing should be read in conjunction with our annual audited consolidated financial statements for the year ended March 31, 2024, and related notes and other information included elsewhere in this Annual Report. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, prospective products, growth opportunities and the plans and objectives of management for future operations, may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those discussed in the sections titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements; Risk Factor Summary" included elsewhere in this Annual Report.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number 001-38496

Canopy Growth Corporation
(Exact name of registrant as specified in its charter)

Canada	**N/A**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1 Hershey Drive	**K7A 0A8**
Smiths Falls, Ontario	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (855) 558-9333

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	CGC	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $515 million as of September 29, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), based on the closing sale price of the common shares on The Nasdaq Global Select Market on that date.

As of May 28, 2024, there were 76,197,615 common shares of the registrant outstanding and 26,261,474 non-voting and non-participating exchangeable shares of the registrant outstanding which are convertible at any time, at the option of the holder, into common shares of the registrant on a one for one basis.

Table of Contents

Unless otherwise noted or the context indicates otherwise, references in this Annual Report on Form 10-K ("Form 10-K") to the "Company," "Canopy Growth," "we," "us" and "our" refer to Canopy Growth Corporation, its direct and indirect wholly-owned subsidiaries and, if applicable, its joint ventures and investments accounted for by the equity method; the term "cannabis" means the plant of any species or subspecies of genus *Cannabis* and any part of that plant, including all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers; and the term "hemp" has the meaning given to such term in the U.S. Agricultural Improvement Act of 2018 (the "2018 Farm Bill"), including hemp-derived cannabidiol ("CBD").

This Form 10-K contains references to our trademarks and trade names and to trademarks and trade names belonging to other entities. Solely for convenience, trademarks and trade names referred to in this report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies' trademarks or trade names to imply a relationship with, or endorsement or sponsorship of us or our business by, any other companies.

All currency amounts in this Form 10-K are stated in Canadian dollars, which is our reporting currency, unless otherwise noted. All references to "dollars" or "CDN$" are to Canadian dollars and all references to "US$" are to U.S. dollars.

PART I

Special Note Regarding Forward-Looking Statements; Risk Factor Summary

This Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and other applicable securities laws, which involve certain known and unknown risks and uncertainties. Forward-looking statements predict or describe our future operations, business plans, business and investment strategies and the performance of our investments. These forward-looking statements are generally identified by their use of such terms and phrases as "intend," "goal," "strategy," "estimate," "expect," "project," "projections," "forecasts," "plans," "seeks," "anticipates," "potential," "proposed," "will," "should," "could," "would," "may," "likely," "designed to," "foreseeable future," "believe," "scheduled" and other similar expressions. Our actual results or outcomes may differ materially from those anticipated. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Forward-looking statements include, but are not limited to, statements with respect to:

- laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to hemp (including CBD) products and the scope of any regulations by the U.S. Food and Drug Administration (the "FDA"), the U.S. Drug Enforcement Administration (the "DEA"), the U.S. Federal Trade Commission (the "FTC"), the U.S. Patent and Trademark Office (the "USPTO"), the U.S. Department of Agriculture (the "USDA") and any state equivalent regulatory agencies over hemp (including CBD) products;
- expectations regarding the amount or frequency of impairment losses, including as a result of the write-down of intangible assets, including goodwill;
- our ability to refinance debt as and when required on terms favorable to us and comply with covenants contained in our debt facilities and debt instruments;
- the impacts of the Company's strategy to accelerate entry into the U.S. cannabis market through the creation of Canopy USA, LLC ("Canopy USA"), including the costs and benefits associated with the Reorganization Amendments (as defined below) and the Additional Reorganization Amendments (as defined below);
- expectations for Canopy USA to capitalize on the opportunity for growth in the United States cannabis sector and the anticipated benefits of such strategy;
- the timing and outcome of the Floating Share Arrangement (as defined below), the anticipated benefits of the Floating Share Arrangement, the anticipated timing of the acquisition of the Fixed Shares (as defined below) and the Floating Shares (as defined below) by Canopy USA, the satisfaction or waiver of the closing conditions set out in the Floating Share Arrangement Agreement (as defined below) and the Existing Acreage Arrangement Agreement (as defined below), including receipt of all regulatory approvals, and the anticipated timing and occurrence of the exercise of the option to acquire the Fixed Shares (the "Acreage Option") and closing of such transaction;
- the Amended Acreage Arrangement (as defined below) and the Floating Share Arrangement, including the occurrence or waiver (at our discretion) of the occurrence or waiver (at the Company's discretion) of changes in U.S. federal law to permit the general cultivation, distribution, and possession of marijuana, or to remove the regulation of such activities from the federal laws of the United States (the "Triggering Event"), and the satisfaction or waiver of the conditions to closing the acquisition of Acreage Holdings, Inc. ("Acreage");
- expectations regarding the Option Premium (as defined below), including the ability to, and timing of, the exercise of such option;
- the transactions contemplated by the Wana Amending Agreement (as defined below), including the occurrence or waiver (at Canopy USA's discretion) of the Triggering Event;
- the issuance of additional common shares of the Company (each whole share, a "Canopy Share" or a "Share") to satisfy the payments to eligible participants to the existing tax receivable bonus plans of HSCP (as defined below), to satisfy any deferred and/or option exercise payments to the shareholders of Wana (as defined below) and Jetty (as defined below) and the issuance of additional Non-Voting Shares (as defined below) issuable to Canopy Growth from Canopy USA in consideration thereof;
- the acquisition of additional Canopy USA Common Shares (as defined below) in connection with the Trust Transaction (as defined below), including any warrants of Canopy USA issued to the Trust (as defined below) in accordance with the Trust SPA (as defined below);
- expectations regarding the laws and regulations and any amendments thereto relating to the hemp industry in the U.S., including the promulgation of regulations for the hemp industry by the USDA and relevant state regulatory authorities;
- expectations regarding the potential success of, and the costs and benefits associated with, our acquisitions, joint ventures, strategic alliances, equity investments and dispositions;
- the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;

- our international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;
- our ability to successfully create and launch brands and further create, launch and scale cannabis-based products and hemp-derived consumer products in jurisdictions where such products are legal and that we currently operate in;
- the benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, including CBD and other cannabinoids;
- our ability to maintain effective internal control over financial reporting;
- our ability to continue as a going concern;
- expectations regarding the use of proceeds of equity financings;
- the legalization of the use of cannabis for medical or adult-use in jurisdictions outside of Canada, the related timing and impact thereof and our intentions to participate in such markets, if and when such use is legalized;
- our ability to execute on our strategy and the anticipated benefits of such strategy;
- the ongoing impact of the legalization of additional cannabis product types and forms for adult-use in Canada, including federal, provincial, territorial and municipal regulations pertaining thereto, the related timing and impact thereof and our intentions to participate in such markets;
- the ongoing impact of developing provincial, territorial and municipal regulations pertaining to the sale and distribution of cannabis, the related timing and impact thereof, as well as the restrictions on federally regulated cannabis producers participating in certain retail markets and our intentions to participate in such markets to the extent permissible;
- the timing and nature of legislative changes in the U.S. regarding the regulation of cannabis including tetrahydrocannabinol ("THC");
- the future performance of our business and operations;
- our competitive advantages and business strategies;
- the competitive conditions of the industry;
- the expected growth in the number of customers using our products;
- our ability or plans to identify, develop, commercialize or expand our technology and research and development ("R&D") initiatives in cannabinoids, or the success thereof;
- expectations regarding revenues, expenses and anticipated cash needs;
- expectations regarding cash flow, liquidity and sources of funding;
- expectations regarding capital expenditures;
- the expansion of our production and manufacturing, the costs and timing associated therewith and the receipt of applicable production and sale licenses;
- expectations with respect to our growing, production and supply chain capacities;
- expectations regarding the resolution of litigation and other legal and regulatory proceedings, reviews and investigations;
- expectations with respect to future production costs;
- expectations with respect to future sales and distribution channels and networks;
- the expected methods to be used to distribute and sell our products;
- our future product offerings;
- the anticipated future gross margins of our operations;
- accounting standards and estimates;
- expectations regarding our distribution network;
- expectations regarding the costs and benefits associated with our contracts and agreements with third parties, including under our third-party supply and manufacturing agreements;
- our ability to comply with the listing requirements of the Nasdaq Stock Market LLC ("Nasdaq") and the Toronto Stock Exchange ("TSX"); and
- expectations on price changes in cannabis markets.

Certain of the forward-looking statements contained herein concerning the industries in which we conduct our business are based on estimates prepared by us using data from publicly available governmental sources, market research, industry analysis and on assumptions based on data and knowledge of these industries, which we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. The industries in which we conduct our business involve risks and uncertainties that are subject to change based on various factors, which are described further below.

The forward-looking statements contained herein are based upon certain material assumptions, including: (i) management's perceptions of historical trends, current conditions and expected future developments; (ii) our ability to generate cash flow from operations; (iii) general economic, financial market, regulatory and political conditions in which we operate; (iv) the production and manufacturing capabilities and output from our facilities and our joint ventures, strategic alliances and equity investments; (v) consumer interest in our products; (vi) competition; (vii) anticipated and unanticipated costs; (viii) government regulation of our activities and products including but not limited to the areas of taxation and environmental protection; (ix) the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; (x) our ability to obtain qualified staff, equipment and services in a timely and cost-efficient manner; (xi) our ability to conduct operations in a safe, efficient and effective manner; (xii) our ability to realize anticipated benefits, synergies or generate revenue, profits or value from our recent acquisitions into our existing operations; and (xiii) other considerations that management believes to be appropriate in the circumstances. While our management considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this Form 10-K and other reports we file with, or furnish to, the Securities and Exchange Commission (the "SEC") and other regulatory agencies and made by our directors, officers, other employees and other persons authorized to speak on our behalf. Such factors include, without limitation, our limited operating history; our ability to continue as a going concern; risks that we may be required to write down intangible assets, including goodwill, due to impairment; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); our ability to maintain an effective system of internal control; the diversion of management time on matters related to Canopy USA; the ability of parties to certain transactions to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the risks that the Trust's future ownership interest in Canopy USA is not quantifiable, and the Trust may have significant ownership and influence over Canopy USA; the risks relating to the conditions set forth in the Floating Share Arrangement Agreement and the Existing Acreage Arrangement Agreement not being satisfied or waived; the risks related to Acreage's financial statements expressing doubt about its ability to continue as a going concern; the risks related to the Company losing the Option Premium; the risks in the event that Acreage cannot satisfy its debt obligations as they become due; the risks related to the fact that the Company has not received audited financial statements with respect to Jetty; volatility in and/or degradation of general economic, market, industry or business conditions; risks relating to our current and future operations in emerging markets; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations and in particular health concerns with respect to vaping and the use of cannabis and hemp products in vaping devices; risks and uncertainty regarding future product development; changes in regulatory requirements in relation to our business and products; our reliance on licenses issued by and contractual arrangements with various federal, state and provincial governmental authorities; inherent uncertainty associated with projections; future levels of revenues and the impact of increasing levels of competition; third-party manufacturing risks; third-party transportation risks; inflation risks; our exposure to risks related to an agricultural business, including wholesale price volatility and variable product quality; changes in laws, regulations and guidelines and our compliance with such laws, regulations and guidelines; risks relating to inventory write downs; risks relating to our ability to refinance debt as and when required on terms favorable to us and to comply with covenants contained in our debt facilities and debt instruments; risks associated with jointly owned investments; our ability to manage disruptions in credit markets or changes to our credit ratings; the success or timing of completion of ongoing or anticipated capital or maintenance projects; risks related to the integration of acquired businesses; the timing and manner of the legalization of cannabis in the United States; business strategies, growth opportunities and expected investment; counterparty risks and liquidity risks that may impact our ability to obtain loans and other credit facilities on favorable terms; the potential effects of judicial, regulatory or other proceedings, litigation or threatened litigation or proceedings, or reviews or investigations, on our business, financial condition, results of operations and cash flows; risks associated with divestment and restructuring; the anticipated effects of actions of third parties such as competitors, activist investors or federal, state, provincial, territorial or local regulatory authorities, self-regulatory organizations, plaintiffs in litigation or persons threatening litigation; consumer demand for cannabis and hemp products; the implementation and effectiveness of key personnel changes; risks related to stock exchange restrictions; risks related to the protection and enforcement of our intellectual property rights; the risks related to the Exchangeable Shares (as defined below) having different rights from Canopy Shares and there may never be a trading market for the Exchangeable Shares; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; and the factors discussed under the heading "Risk Factors" in this Form 10-K. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position, and cash flows as of and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future, and the reader is cautioned that the forward-looking statements may not be appropriate for any other purpose. While we believe that the assumptions and expectations reflected in the forward-looking statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-looking statements are made as of the date they are made and are based on the beliefs, estimates, expectations, and opinions of management on that date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by law. The forward-looking statements contained in this Form 10-K and other reports we file with, or furnish to, the SEC and other regulatory agencies and made by our directors, officers, other employees, and other persons authorized to speak on our behalf are expressly qualified in their entirety by these cautionary statements.

Risk Factor Summary

- We may not be able to achieve or maintain profitability and may continue to incur losses in the future.
- We have a limited operating history and our growth strategy may not be successful.
- In the past we have identified conditions and events that raised substantial doubt about our ability to continue as a going concern and it is possible that we may identify conditions and events in the future that raise substantial doubt about our ability to continue as a going concern.
- We have been and may in the future be required to write down intangible assets, including goodwill, due to impairment.
- The anticipated benefits of the strategy involving Canopy USA may not be realized.
- There is limited long-term data with respect to the efficacy, side effects and safety of our products; and our products have been and may be in the future subject to recalls.
- We are subject to extensive regulation and licensing and may not successfully comply with all applicable laws and regulations.
- The production and distribution of our products are subject to disruption, the risks of an agricultural business and the risk that third party suppliers and distributors may not perform their obligations to us.
- Our businesses face highly competitive conditions.
- As a result of self-reporting the BioSteel Review (as defined below), the Company is the subject of an investigation in connection with the BioSteel Review, and it cannot predict the timing of developments, and any adverse outcome of these continuing matters could have a material adverse effect on the Company.
- The price of our common shares has been and may continue to be highly volatile.
- We are subject to other risks generally applicable to our industry and the conduct of our businesses.

Item 1. Business.

Our Vision and Purpose

Our vision is to unleash the power of cannabis to improve lives. As one of the first publicly traded, licensed cannabis producers in the world, our vision comes to life by harnessing the power of the plant, building a leading North American cannabis company, and fostering a purpose-driven atmosphere for our employees. Our approach is grounded in our responsibility to operate with integrity, intention, and values, while consistently seeking opportunities to meet the needs of our consumers with premium branded products.

Canopy Growth is a world-leading cannabis company which produces, distributes, and sells a diverse range of cannabis and cannabis-related products. Cannabis products are principally sold for adult-use and medical purposes under a portfolio of distinct brands in Canada pursuant to the *Cannabis Act*, SC 2018, c 16 (the "*Cannabis Act*"), and globally pursuant to applicable international and Canadian legislation, regulations, and permits.

Our core operations are in Canada, Germany and Australia and we hold a significant non-controlling, non-voting interest in Canopy USA, an entity that participates in the sale of cannabis and hemp derived products in the United States. Our branded product portfolio includes multiple cannabis formats, such as high-quality dried flower, pre-rolled joints ("PRJ"), oils, softgel capsules, infused beverages, edibles including gummies, and topical formats, as well as vaporizer devices designed to meet the needs of consumers worldwide.

Our purpose is shaped by our principal values, and these values drive our organization, including:

- **Responsible Corporate Citizenship:** We are serious about our responsibility to lead with purpose and show how cannabis can be a force for positive change. That is why we incorporate robust and stringent product safety efforts and responsible-use education initiatives designed to create and sustain better places to live and work together.

- **Social Justice:** We are committed to social justice. We want to leverage our leadership role in the cannabis industry to undo the harms for those affected by the historic criminalization of cannabis, including communities of color that have been disproportionately impacted. We strive to live and lead by example by creating equity in our talent processes and encouraging an inclusive environment for all traditionally underrepresented groups.

- **Employee Values:** We depend on the shared purpose, passion and leadership of world-class talent. Our guiding principles – own it, listen and share, catch people doing things right, grow good together and shatter barriers – keep us connected to each other and to the shared goals that are bigger than ourselves.

Our Company

Canopy Growth was incorporated pursuant to the Canada Business Corporations Act on August 5, 2009 and our common shares are listed and trade on both the TSX and The Nasdaq Global Select Market.

From product and process innovation to market execution and everything in between, we are driven by a passion for cannabis, a commitment to drive the industry forward, and above all else, providing our consumers with the best possible experiences rooted in our vision of unleashing the power of cannabis to improve lives.

We were among the first companies to be permitted to cultivate and sell legal cannabis in Canada. Today, we supply high-quality medical cannabis products to patients in Canada, Europe, and Australia. We seek to continuously develop initiatives designed to help patients and consumers safely, effectively, and responsibly use cannabis.

We act upon our values by participating in ongoing advocacy as well as through the advancement of community engagement and social justice initiatives aimed at undoing the harms of prohibition and demonstrating the potential of cannabis as a force for good.

Our initiatives have included activities such as:

- A multi-year partnership with Responsibility.org to support the National Alliance to Stop Impaired Driving (NASID) by working together to end all forms of impaired driving through improved data and detection, innovative programs and technologies and system reform.

- Supporting The Last Prisoner Project ("LPP"), which was founded in 2019 based on the notion that no one should remain incarcerated for cannabis offenses. Canopy Growth actively works alongside LPP in their goal of freeing the tens of thousands of individuals still unjustly imprisoned for cannabis related incidents/offenses.

- Advancing community engagement where Canopy Growth has an active employee presence or operational footprint. This includes:

    o Fostering employee volunteerism opportunities through Canopy 'Days of Giving' program which provided employees with paid time off to volunteer and giveback in their communities with charity organizations of their choice; and

    o Hosting workplace fundraising events throughout the year in support of a range of grass-roots community support organizations.

Today, we are a leader in the adult-use market in Canada where we offer a broad portfolio of brands and products and continue to expand our portfolio to include new innovative cannabis products and formats. We maintain agreements to supply all Canadian provinces and territories with our adult-use products for sale through their established retail distribution systems and using a consumer-driven approach, we provide a portfolio of diverse products that offer experiences for a wide range of occasions that our consumers seek. Our distinct cannabis brands include Tweed® ("Tweed"), 7ACRES, DOJA, Vert, Maitri, HiWay, Twd., Wana® ("Wana"), and Deep Space in the adult-use channel. Our primary medical brand is Spectrum Therapeutics and we have also launched Canopy Medical, a medical cannabis brand in select international markets. Our curated cannabis product formats include dried flower, PRJ, oil, softgel capsules, edibles including gummies, topicals, vapes and beverages, as well as a wide range of cannabis accessories. We also offer health and wellness hemp-derived CBD products under our Martha Stewart CBD brand. In addition, we offer premier herbal vaporizer devices through Storz & Bickel GmbH (or Storz & Bickel®, collectively "Storz & Bickel").

Our Strategy and Outlook

We aspire to demonstrate how cannabis can be a force to improve lives and communities, and we have defined a clear strategy to bring this ambition to life. Our overall strategy is anchored in our commitment to building beloved consumer brands within an asset-light operating model that we believe will enable us to compete more effectively, and lead, in today's rapidly evolving market.

To achieve our vision, our strategy consists of four pillars:

- ***Building a Brand-Driven North American Cannabis Powerhouse Backed by Exceptional Product Quality -*** The heart of our business is in North America with our roots in Canada and investments in the U.S. Our brand portfolio include some of the best-known brands in the cannabis space such as Tweed, DOJA, HiWay, Vert, 7ACRES, Maitri, Twd., Wana, and Deep Space in our Canadian adult-use market, and Spectrum Therapeutics in the Canadian medical market. Additionally, our Storz & Bickel line of devices complement our suite of cannabis brands and products. As markets continue to evolve, we believe the role of brands will become more prominent in the consumer's desire for trustworthy products that deliver quality and consistency of experience. We are investing in our brands to further our position of leadership in the market and continually strengthening their relationship with consumers.

    Additionally, the establishment of Canopy USA has been a stepping stone towards maximizing the value of our previously held conditional U.S. THC investments through Canopy USA. Canopy USA's powerhouse brands, including those held by Acreage, in addition to Wana and Jetty, establishes a foundation for us to participate in the world's largest and fastest growing cannabis market and to offer our shareholders unique exposure to this market's growth. Canopy USA exercised its options to acquire Wana and Jetty on May 6, 2024. As of April 30, 2024, Canopy Growth has deconsolidated the financial results of Canopy USA and has a non-controlling interest in Canopy USA as of such date, which will be accounted for as an equity method (fair value) investment until such time as a Stock Exchange Permissibility Date (as defined below) occurs. Canopy Growth expects to disclose to investors the financial performance of Canopy USA in accordance with the requirements of Rule 3-09 of SEC Regulation S-X. Canopy USA is also expected to generate revenues and cost synergies by leveraging its own premium brands, routes to market and operations, leading to the establishment of an integrated U.S. cannabis ecosystem across its 23-state footprint.

- ***Delivering Best-in-Class Service to Our Customers with a Purpose-Built Route to Market –*** In addition to building our branded portfolio, we continuously pursue opportunities to be the partner of choice to our customers. In our core markets, we have invested in quality execution and distribution networks to drive consistent growth across our priority brands and products. Our North American sales team, in addition to a hybrid external sales team in Canada, is the cornerstone of our route to market and positions us to foster a direct relationships with our customers. We understand that the success of our products and brands is only achievable with the support and buy-in of customers, and we are committed to providing the highest level of service with our insights, education, efficiency, reliability, and cost management.

    As consumer needs and trends evolve, we are continuing to focus our efforts on product categories with the highest and most tangible profit opportunities that also align to customer needs and consumer desires. At the same time, we are significantly optimizing our wholesale capabilities without expanding our asset footprint to ensure that our products have the broadest distribution in our highest profit geographies.

- ***Leveraging Our Disciplined Asset-Light Model to Manage Cost and Power Growth** –* As the cannabis market continues to rapidly evolve, more specialized businesses have emerged, allowing us to focus on our core strengths of cultivating world-class cannabis, building brands and forging strong routes to market. This has resulted in a strategic shift in our business plan involving a hybrid asset-light approach that leverages local and/or regional suppliers for raw materials to complement our owned operations. To this effect, we have undertaken significant actions to reduce costs and to optimize our operating footprint in order to achieve profitability and foster growth while retaining a steadfast commitment to the quality of our products and to all aspects of our worldwide operations.

- ***Furthering our Leadership Position with Medical Cannabis Patients Worldwide -** We are committed to the high-quality production of medical cannabis products and are equally committed to helping medical professionals confidently prescribe and patients to responsibly use our products. Our unwavering commitment to the safety and effectiveness of our products is a critical strategic imperative which also helps differentiate us in the growing cannabis market. To remain successful, we consistently strive to make significant investments in our operations within Europe and we are well-positioned to pursue international growth opportunities with our strong medical cannabis brands and distribution networks. We intend to fuel the continued demand for our European Union Good Manufacturing Practices ("EU GMP") certified medical grade cannabis internationally with supply from within Europe and from our Canadian EU-GMP certified facility in Kincardine, Ontario. In addition, we will continue to maximize our existing routes to market to further our execution on our international growth plans, while leveraging our cannabis expertise and well-established medical brands.

Our Brands and Products

Cannabis Products

We produce and sell a wide range of cannabis products, including dried cannabis flower, PRJ, extracts and concentrates, beverages, edibles including gummies and vapes in Canada and other locations where legally permissible to do so. Our cannabis products are sold both in the direct-to-patient markets for medicinal use, as well as in the adult-use market following the enactment of the Cannabis Act in Canada and the amendments thereto which provided for the legalization and regulation of cannabis products beyond cannabis flower and cannabis oils, to include products such as beverages, edibles including gummies and vapes (collectively, "Cannabis 2.0"). Our cannabis products are sold under a variety of brand names described under "Brand Portfolio" below and are intended to position us as a leader in both the medical and adult-use markets.

Our cannabis products include:

- **Dried Flower**: We pride ourselves on growing high-quality cannabis, which is packaged for sale as dried flower and PRJ. We sell dried flower and PRJ in both the medical and adult-use markets. Dried flower continues to be the core of all cannabis markets globally and accordingly our focus on consistent high quality cultivation is relentless. Further, as the PRJ category gains further momentum based on the convenience of consumption for these products, we will continue to seek an active role in the category's growth through non-infused and infused PRJ products.

- **Extracts and Concentrates**: This category includes softgel capsules which offer a convenient, precise, and discrete dosing solution for those interested in consuming their cannabis in pill form and are available in a variety of concentrates, from micro to full doses. In addition to our historic experience in the softgel product category, which we feel is a competitive advantage, this category also represents a precise and low-cost consumption option for consumers while continuing to be attractive from a margin perspective for the Company.

- **Cannabis Beverages**: We offer our beverages in a variety of flavors and sizes under the Deep Space, Tweed®, and 7ACRES brands. We believe that cannabis-infused beverages that offer sophisticated taste and measured doses with a rapid onset and shorter duration can be tailored to meet specific outcomes across a variety of consumption occasions. We continue to believe that beverages represent a critical element of the long-term future of the industry and a key product category for new-to-cannabis consumers. Regulatory advancements, including the permissibility of on-premise consumption, is expected to advance this category significantly.

- **Cannabis Edibles**: This category includes a range of ingestible products including gummies. We are the exclusive Canadian licensees of the Wana gummies, one of North America's leading cannabis edible brands. Wana prides itself on consistency, quality, and cannabis-free taste in addition to a range of products with accelerated onset. Wana gummies are available in a range of cannabinoid ratios and values, and class-specific terpene formulations. Current products offer a discreet and dosable cannabis experience and are available in a variety of flavors and sizes. Canopy Growth continues to view the edibles category as one of the major long term growth drivers within the cannabis industry and believe we are well positioned to compete for leadership with Wana as our central edibles brand.

- **Cannabis Vapes:** Our vapes are designed to bring effective and reliable technology to the vaping category. Our "510" vape concentrate cartridges and all-in-one vape devices are available in a variety of Tweed and 7ACRES strains, with a range of THC and CBD levels. Our vapes are tamper-resistant, adhere to Health Canada's regulations and we are continually reviewing and testing all inputs to ensure the highest quality and reliability of cannabinoids, terpenes and tamper-resistance features. Our vape cartridges are tested to the FDA standard for leachability to ensure the reduction of heavy metals and contaminants leaching into the extract. Our all-in-one vape products are produced using UL 8139 Certified Safe Manufacturing standards which evaluates the safety of the integrated systems of a vape device and safety features and mechanisms that protect the user from harm when using the device. UL also has a standard for battery cells in isolation known as UL 1642 and all of our vape battery cells are certified to this standard.

- **Vaporization Devices:** Storz & Bickel medical cannabis vaporizers are registered in Australia, Canada, the European Union, Israel, Switzerland, and the United Kingdom and meet the country specific requirements including, but not limited to, electrical safety, biocompatibility, usability, as well as clinical performance and general safety. The Storz & Bickel dry herb vaporizers are crafted with the same attention to performance and safety as their medical devices and they undergo rigorous manufacturing procedures and are either TÜV Süd-certified or UL listed (UL8139).

Hemp-Derived CBD Products

Our branded, hemp-derived CBD products that have been brought to market in certain U.S. states where not prohibited under state law include the Martha Stewart CBD line of hemp-derived CBD isolate products, including gummies, oils, softgels and topicals launched initially in September 2020.

Developed as a result of our investments in technology and testing, these CBD products were created by extracting and isolating derivatives from the hemp plant to produce consistent CBD formulations that are packaged in easy-to-use formats. Martha Stewart CBD products are manufactured in the U.S., contain 99% pure CBD isolate and less than 0.3% THC. We are committed to selling high-quality, tested and reliable products. In the absence of any federal guidance in the United States on CBD-derived products, we have only sold our products in U.S. states where we believe such sales are permissible under state law in order to ensure compliance with state consumer protection mandates and following the most stringent state laws regarding the sale of CBD. Moreover, as part of the creation of Canopy USA and the furtherance of our Canopy USA strategy, we no longer intend to sell CBD-derived products in the U.S. effective as of Q2 fiscal 2025 since these products have better synergies within the house of brands held by Canopy USA.

Devices and Delivery Technology

In addition to the vape pens and cartridge products that we offer in the legal cannabis market in Canada, through Storz & Bickel we manufacture and sell medical cannabis vaporizer devices as well as dry herb vaporizers for recreational purposes. Storz & Bickel operates in an internationally certified facility dedicated to manufacturing medical devices. The certified medical vaporizers and dry herb vaporizers are exported to over 100 markets around the world. Storz & Bickel currently holds registrations to sell their medical devices "Volcano Medic 2, Mighty Medic, and Mighty+ Medic in Australia, Canada, the European Union, Israel, Switzerland, and the United Kingdom. On October 17, 2023, Storz & Bickel unveiled the Venty™, an innovative, portable vaporizer for dry herbs. Its newly designed convection and conduction heater as well as the cutting-edge heating management and cooling technology enhance flavor to produce superior vapor quality on the go. The Venty successfully underwent conformity assessment procedure for CE certification in the European Union and is UL listed (UL 8139).

Brand Portfolio

Our diverse brand portfolio makes it possible for us to effectively reach different audiences of consumers who newly or consistently use cannabis for a variety of needs and occasions throughout their day. Our portfolio includes brands that we own, as well as brands that we license from others, referred to as our "Affiliated Brands" below:

Cannabis Brands	*Consumer Packaged Goods Brands*
Tweed is our flagship cannabis brand that proudly offers a wide range of easy to enjoy cannabis products across dried flower, pre-rolls, vapes, oils, softgels, and beverages.	Storz & Bickel — Based in Tuttlingen, Germany, Storz & Bickel are designers and manufacturers of medically approved herbal vaporizers, most notably the Volcano Medic and the Mighty Medic.
7ACRES is a cannabis brand that appeals to the senses through thoughtfully selected aromatic cultivars and experiences. Offerings include flower, pre-rolls, vape, beverages and concentrates.	*Affiliated Brands*
DOJA is a brand born amid the natural beauty of British Columbia's Okanagan Valley, and grown with care for true to plant experience. Offerings include dried flower and pre-rolls.	Combining gourmet flavors with state-of-the-art CBD, Martha Stewart's gummies offer elevated taste for the CBD consumer.

	Deep Space is a line of bold-flavored cannabis-infused soft drink beverages adding rocket-fuel to your space adventure with the maximum allowed 10mg THC per can. Looking for more fuel? Deep Space Propulsion offers 10mg THC, 10mg CBG and 30mg of naturally occurring caffeine per can.

	Wana is one of North America's leading edibles brand that prides itself on consistency, quality and seriously great tasting gummies.

	HiWay is a value brand that offers a variety of products, including dried flower, pre-rolls, and vapes at a convenient price point and level of trusted quality that our consumers rely on.
	Maitri is a Québec-centric brand focused on expertly-cultivated cannabis strains that are dominant in THC. Designed to bring the natural beauty of the province into your home.
Twd.	Twd. is a simple brand with affordable, high-quality options that make shopping for cannabis easy. Offerings include flower, pre-rolls and oil.
vert	Vert is a cannabis brand tailored for Québec - focusing on lower THC, balanced THC:CBD and minor cannabinoids. Offerings include flower, beverages and pre-rolls.
	Spectrum Therapeutics is our brand of medical cannabis products designed to optimize the therapeutic benefits of medical cannabis as prescribed by a medical practitioner. Branded products include cannabis oils, softgels and dried flower. Spectrum Therapeutics is also an e-commerce, multi-brand platform within the Canadian medical cannabis market.
	Canopy Medical is a leading pharmaceutical manufacturer for the production, import and release of medical cannabis products in Europe. Canopy Medical is committed to developing and delivering world-class medical cannabis solutions for patients to improve their quality of life through innovative and high-quality products. Current medical cannabis formats sold within the Canopy Medical cannabis brand today include dried flower and oil extracts.

Our Operations

Canadian Operations

<u>Adult-Use</u>

Our cannabis cultivation operations are focused in two facilities, our hybrid greenhouse facility in Kincardine, Ontario and the DOJA greenhouse facility in Kelowna, British Columbia. We believe that the capacity in the Kincardine facility and the DOJA facility, as well as externally sourced cannabis flower supply, can meet the current demand for dried flower across our entire house of brands. Further, the receipt of EU-GMP certification at the Kincardine facility enables us to continue exporting certified medical cannabis to medical markets in Europe as well as other medical cannabis markets around the world. Our licensed operational capacity in Canada includes advanced manufacturing capability for oil and softgel encapsulation, PRJ (infused and non-infused), and hash production, which is primarily completed at our Smiths Falls, Ontario manufacturing facility. Through our in-house manufacturing capabilities of cannabis products, we can process and package bulk cannabis flower, whether internally or externally sourced, into high-quality cannabis flower products. Our remaining products are manufactured through an adaptive third-party sourcing model for all cannabis beverages, edibles, and extracts. We are confident that our production and manufacturing capabilities and know-how are sufficient to meet the diverse needs of our adult-use and medical cannabis consumers in Canada and globally.

As the Canadian cannabis market matures, excess capacity at other cannabis producers and processors presents us with opportunities to accelerate speed to market, avoid capital investments until a critical sales volume is achieved, and provides us with surge capacity during peak periods. Overall, our flexible internal platform and capabilities when combined with our asset light strategy and positioning to capitalize on excess available supply in the market contributes to a more streamlined, agile, and cost-effective supply chain.

Medical

Direct-to-Patient: Under the *Cannabis Act*, license holders are able to sell medical cannabis through the mail to registered patients. Through the Spectrum Therapeutics website, patients who have registered with Spectrum Therapeutics are able to purchase products online and have them shipped directly to the address indicated on their registration document.

Access: We have developed several programs to improve access to medical cannabis for authorized patients. First, we provide an income-tested compassionate pricing program whereby eligible low-income patients may obtain a 20% discount on regular prices of medical cannabis. We also have multiple offerings for Veterans of the Canadian Armed Forces, including a team of customer care agents dedicated to assisting Veterans with registration, ordering and insurance coverage; pre-approval and direct billing of Veterans Affairs Canada ("VAC") to ensure uninterrupted access to medication; full coverage (through VAC) of all cannabis products offered in our online Spectrum Therapeutics medical shop, which means that Veterans do not have to pay out of pocket for any product; and can access special offers on our Storz & Bickel devices. We also provide support through our customer care team to help patients identify if their medication is covered under the growing number of private health plans that have a medical cannabis component.

In our effort to promote brand recognition and awareness without advertising our products directly to the public, we work closely with patient educators of specialty medical cannabis clinics and continue to hold community events (to the extent allowable within the regulatory environment) in order to build relationships and provide awareness on the Spectrum Therapeutics offerings.

Global Operations

In recent years, the actions of governments around the world have signaled a significant change in attitudes towards cannabis and have either formally legalized medical cannabis access, or established government efforts to explore the legalization of medical cannabis access. Therefore, opportunities continue to exist for Canopy Growth to operate in jurisdictions where governments have established, or are actively moving towards, a legal framework. To support Canopy Growth's continued push toward profitability, and to continue to seize growth opportunities in the global markets we understand are 'next up' for legalization, Canopy has reduced investment and concentrated our operational footprint in incubator markets in favor of using our resources to broaden partnerships in markets where Canopy can operate via partners with local expertise with an asset-light approach, and grow our global branded and medical cannabis portfolio profitably, in year one and onward. Our present market approach remains focused on supporting immediate revenue and establishing Canopy Growth as a leader in these markets whether for medical cannabis or adult-use, as permitted by local law and regulations.

Europe

Our Canopy Medical and Spectrum Therapeutics brands continue to serve the medical market in Europe with operations in Germany, Czech Republic and Poland. Our European medical cannabis business operates in accordance with the specific regulatory framework in place in the relevant jurisdictions, including supplying EU Good Manufacturing Practices ("GMP") compliant pharmaceutical products. Canopy Growth's corporate office for the European market is in Sankt Leon-Rot, Germany. Further, the corporate offices and production facility of Storz & Bickel are located in Tuttlingen, Germany.

United States

Canopy Growth is not considered a U.S. Marijuana Issuer (as defined in the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (the "Staff Notice") nor do we have material ancillary involvement in the U.S. cannabis industry in accordance with the Staff Notice. While we have established Canopy USA, which is a platform that is intended to enable such U.S.-based companies that may themselves participate in the U.S. cannabis market to operate, the transaction structure was intended to ensure that we do not violate the federal laws of the United States respecting cannabis and do not allow Canopy Growth to participate in cannabis activities in the United States or direct the activities of Canopy USA. Where a non-controlled affiliate has expressed an intent to enter the U.S. cannabis market, we have taken steps to insulate ourselves from all economic and voting interests. See "Business—Our Company—Canopy USA" and "Business—Government Regulation—U.S. Regulatory Framework" for further discussion.

Australia

Early in fiscal 2018, we launched our Australian operations and Spectrum Therapeutics began selling medical cannabis to doctors prescribing its products. Spectrum Therapeutics continues to support Australian medical patients through imported products.

Additionally, we included the Storz & Bickel medical devices on the Australian Register of Therapeutic Goods in 2019, as well as notifying Medsafe on the Web Assisted Notification of Devices database in New Zealand. As a medical device, Canopy Growth has also received a tax exemption in Australia for the Storz & Bickel range of medical devices.

Credit Facility

On March 18, 2021, Canopy Growth and its direct, wholly owned subsidiary 11065220 Canada, Inc. (together with Canopy Growth, the "Borrowers") entered into a credit agreement, as amended on October 24, 2022 (the "Credit Agreement"), with the lenders party thereto (the "Lenders") and Wilmington Trust, National Association, as administrative agent and collateral agent for the Lenders. The Credit Agreement provides for a five-year senior secured term loan facility in an aggregate principal amount of US$750 million (the "Credit Facility"). Canopy Growth also has the ability to obtain up to an additional US$100 million of incremental senior secured debt pursuant to the Credit Agreement. The obligations of the Borrowers under the Credit Facility are guaranteed by material Canadian and U.S. subsidiaries of Canopy Growth. The Credit Facility is secured by substantially all of the assets, including material real property, of the Borrowers and each of the guarantors. The Credit Agreement contains representations and warranties, and affirmative and negative covenants, including a financial covenant requiring minimum liquidity of US$100 million at the end of each fiscal quarter.

On October 24, 2022, Canopy Growth entered into agreements with certain of its lenders party to the Credit Agreement, pursuant to which Canopy Growth agreed to tender US$187.5 million of the principal amount outstanding under the Credit Agreement at a discounted price of US$930 per US$1,000 or US$174.4 million in the aggregate (the "Paydown"). The first payment of approximately $117.5 million (US$87.9 million) was made on November 10, 2022 to reduce the principal indebtedness by approximately $126.3 million (US$94.4 million). The second payment of approximately $116.8 million (US$87.2 million) was made on April 17, 2023 to reduce the principal indebtedness by approximately $125.6 million (US$93.8 million).

On July 13, 2023, as part of the Company's balance sheet deleveraging initiatives, the Company entered into agreements with certain of its lenders under the Credit Agreement pursuant to which certain additional amendments were made to the Credit Agreement (the Credit Agreement, as amended as of July 13, 2023, is referred to herein as the "Amended Credit Agreement"). The Amended Credit Agreement required the Company to prepay or repurchase principal indebtedness under the Credit Facility in an amount equal to the US dollar equivalent of $93,000 at a discounted price of US$930 per US$1,000 (the "July 2023 Paydown"). In addition, the Amended Credit Agreement requires the Company to apply certain net proceeds from asset sales to prepay or repurchase principal indebtedness under the Credit Facility and receive principal reductions at, in certain circumstances, a discounted price of US$950 per US$1,000. The Amended Credit Agreement also includes, among other things, amendments to the minimum liquidity covenant such that the US$100,000 minimum liquidity covenant ceased to apply concurrently with the July 2023 Paydown. The Company made the July 2023 Paydown on July 21, 2023.

On each of August 11, 2023 and September 14, 2023, pursuant to the terms of the Amended Credit Agreement, the Company repurchased additional outstanding principal amounts under the Credit Facility using certain net proceeds from completed asset sales (the "Second Quarter 2024 Paydowns"). The Second Quarter 2024 Paydowns resulted in an aggregate principal reduction of $73,313 (US$54,491) for a cash payment of $69,647 (US$51,766).

On each of November 28, 2023 and December 27, 2023, pursuant to the terms of the Amended Credit Agreement, the Company repurchased and repaid, as applicable, additional outstanding principal amounts under the Credit Facility using certain net proceeds from completed asset sales (the "Third Quarter 2024 Paydowns"). The Third Quarter 2024 Paydowns resulted in an aggregate principal reduction of $65,379 (US$48,532) for a cash payment of $63,167 (US$46,902).

On February 21, 2024, the Company repurchased additional outstanding principal amounts under the Credit Facility (the "Fourth Quarter 2024 Paydown"). The Fourth Quarter 2024 Paydown resulted in an aggregate principal reduction of $31,078 (US$23,000) for a cash payment of $27,970 (US$20,700).

The Amended Credit Facility continues to mature on March 18, 2026 and through December 26, 2023, had an interest rate of LIBOR + 8.50%. After December 26, 2023, interest on amounts outstanding under the Amended Credit Facility is calculated at either the applicable prime rate plus 7.50% per annum, subject to a prime rate floor of 2.00%, or adjusted term SOFR plus 8.50% per annum, subject to an adjusted term SOFR floor of 1.00%. The Company's obligations under the Credit Facility are guaranteed by material wholly-owned Canadian and U.S. subsidiaries of the Company. The Credit Facility is secured by substantially all of the assets of the Company and its material wholly-owned Canadian and U.S. subsidiaries, including material real property. The Credit Agreement contains representations and warranties, and affirmative and negative covenants.

Government Contracts

In Canada, we sell cannabis and cannabis products to cannabis control authorities in all of the provinces and territories in Canada (other than Saskatchewan), where each such cannabis control authority is the sole wholesale distributor and in certain provinces, the sole retailer, of cannabis and cannabis products in the relevant province. We sell these products to the various cannabis control authorities under supply agreements that are subject to terms that allow for renegotiation of sale prices and termination at the election of the applicable cannabis control authority. In particular, the cannabis control authorities may in the future choose to stop purchasing our products, may change the prices at which they purchase our products, may require we that we provide them with the lowest purchase price in line with what we offer another third-party, may return our products to us and, in certain circumstances, may cancel purchase orders at any time including after products have been shipped. For the year ended March 31, 2024, we had approximately $122.7 million in sales to cannabis control authorities and one cannabis control authority accounted for at least 10% of our net consolidated revenue.

Intellectual Property and Product Safety

Intellectual Property

The proprietary nature of, and protection for, our products, technologies and processes are important to our business. We rely on a combination of patents (utility and design), trademarks, and know-how to establish and protect our intellectual property. We have established and will continue to build proprietary positions in all key aspects of our business. The duration of the protection afforded by our registered intellectual property varies by the nature of the registration, but we manage renewals and notices on an on-going basis to ensure that our intellectual property is protected in line with our strategic focus under applicable law in various jurisdictions.

Product Safety and Pharmacovigilance

In the interest of patient safety and good pharmacovigilance practices, we have continued to maintain a unique global pharmacovigilance and product safety program to capture, document and evaluate adverse events reported from the worldwide use of our medical cannabis products and our various Canadian adult-use cannabis brands, and our CBD product lines, as well as products sold by Storz & Bickel.

Pharmacovigilance, also known as drug safety, is the science and activities relating to the detection, assessment, understanding and prevention of adverse effects or any other drug-related problems. Our regulatory affairs team works to ensure that new products are developed with consumer safety in mind.

The global pharmacovigilance program ensures that all employees are trained on how to identify and report adverse events. Data collected from various sources (including, but not limited to, spontaneous reporting, clinical trials, literature and health authorities' databases) are processed and analyzed in a centralized global safety database by our regulatory affairs team, in compliance with global and local regulatory requirements.

Collected data is then used to perform signal detection activities (routinely, monthly and quarterly) and prepare periodic aggregate safety reports to evaluate the benefit-risk profile of our products.

Government Regulation

Canadian Regulatory Framework

On October 17, 2018, the *Cannabis Regulations* under the *Cannabis Act* came into force (the "Cannabis Regulations"). The Cannabis Regulations set out the following classes of licenses that authorized activities in relation to cannabis:

- a license for cultivation;
- a license for processing;
- a license for analytical testing;
- a license for sale for medical purposes;
- a license for research; and
- a cannabis drug license.

Prior to October 17, 2018, cannabis was governed by the *Controlled Drug and Substances Act* (Canada) ("CDSA"). Under the CDSA, the Access to Cannabis for Medical Purposes Regulations ("ACMPR") set out a framework to provide individuals with access to cannabis for medical purposes and was the governing legislation in respect of the production, sale and distribution of medical cannabis and related oil extracts in Canada. Although the ACMPR were repealed, the regulatory framework applicable to cannabis for medical purposes was substantially reproduced within the *Cannabis Act* with minimal changes.

Pursuant to the transitional provisions outlined in the *Cannabis Act*, we transitioned all licenses held under the ACMPR regulatory framework to the new *Cannabis Act*; therefore, all licenses remain active due to the regulatory change that occurred on October 17, 2018.

At the end of each term of their respective licenses, a license holder must submit an application for renewal to Health Canada containing information prescribed by the *Cannabis Act*.

The *Cannabis Act* legalized adult-use cannabis use nationwide in Canada. It creates a legal framework for controlling the production, distribution, sale and possession of cannabis across Canada for both medical and adult-use purposes. Subject to provincial or territorial restrictions, adults who are 18 years of age or older are legally able to:

- possess up to 30 grams of legal cannabis, dried or equivalent in non-dried form in public;

- share up to 30 grams of legal cannabis, dried or equivalent in non-dried form with other adults;
- buy dried or fresh cannabis and cannabis oil from a provincially licensed retailer;
- grow, from licensed seed or seedlings, up to four cannabis plants per residence for personal use; and
- make cannabis products, such as food and drinks, at home as long as dangerous organic solvents are not used to create concentrated products.

In the initial stage of the regulated adult-use cannabis market, products available for sale were the same as those permitted in the medical cannabis market (dried flowers, oils and softgels and dried cannabis products). On October 17, 2019, the second phase of adult-use cannabis products, specifically, edible cannabis products, cannabis extracts, and cannabis topical products, were legalized pursuant to certain amendments to the regulations under the *Cannabis Act.* Edible cannabis products, cannabis extracts, and cannabis topical products, which are now available for sale, are subject to additional regulatory requirements that include supplemental marketing and advertising rules, further restrictions on labelling and packaging, rules relating to ingredients of edible cannabis products and cannabis extracts, limits on THC content, and added production facility requirements.

Further, the current regime for medical cannabis will continue to allow access to cannabis to people who have the authorization of their healthcare provider.

Under the *Cannabis Act*, license holders are permitted to sell and distribute medical cannabis through the mail to registered patients. The *Cannabis Act* also provides provincial and municipal governments with the authority to prescribe regulations regarding retail and distribution of adult-use cannabis, as well as the ability to alter some of the existing baseline requirements, such as increasing the minimum age for purchase and consumption. As the distribution and sale of cannabis for adult-use purposes is regulated under the individual authority of each provincial and territorial government, regulatory regimes vary from jurisdiction to jurisdiction. In each of the provinces and territories, except for Saskatchewan, a provincial distributor is responsible for purchasing cannabis from producers and selling products to its regulated retail distribution channels.

 With respect to retail sales of cannabis, other than online sales, the provincial and territorial regulations in Prince Edward Island, Nova Scotia and Quebec allow only for government-run cannabis stores, while the provincial and territorial regulations in Ontario, Alberta, Newfoundland and Labrador, Nunavut, Yukon, Saskatchewan and Manitoba leave the retail sale of cannabis, other than online sales, to the private sector. In New Brunswick, British Columbia and Northwest Territories, provincial and territorial regulations allow for a hybrid model in which both public and private stores can operate. In addition, in Ontario, British Columbia, Newfoundland and Labrador, Northwest Territories, New Brunswick, Nova Scotia, Prince Edward Island, Quebec and Yukon, the provincial body is solely responsible for online sales.

The Cannabis Act also includes several measures to help prevent youth from accessing cannabis, including both age restrictions and restrictions on the promotion of cannabis.

The *Cannabis Act* discourages youth cannabis use by prohibiting products that are appealing to youth, packaging or labeling cannabis in a way that makes it appealing to youth, selling cannabis through self-service displays or vending machines, or promoting cannabis, except in narrow circumstances, where young people cannot see the promotion. The new legislation also helps protect public health by creating strict safety and quality regulations.

In connection with the framework for regulating cannabis in Canada, the Canadian federal government introduced corresponding penalties under the *Criminal Code* (Canada), including penalties for the illegal sale of cannabis, possession of cannabis over the prescribed limit, production of cannabis beyond personal cultivation limits, taking cannabis across the Canadian border, giving or selling cannabis to a youth and involving a youth to commit a cannabis-related offense.

Following extensive engagement with stakeholders, universities, researchers, health authorities, cannabis industry associations, cannabis license holders, provinces, territories and the public, the Canadian federal government announced the following amendments to the *Cannabis Act* and its regulations:

- An increase in the public possession limit for cannabis beverages to a level that is similar to other forms of cannabis, such as solid edible cannabis products (i.e. gummies or chocolate). Adults in Canada are now able to possess up to 17.1 liters (equal to 48 cans of 355 ml each) of cannabis beverages in public for non-medical purposes, which is up from approximately 2.1 liters (equal to five cans of 355 ml each) under the previous rules. Existing controls that mitigate the risks of overconsumption and accidental consumption, such as child-resistant packaging and strict limits on the amount of THC per container, remain in place;
- Changing how the Canadian federal government regulates non-therapeutic cannabis research with human participants, helping make the process of conducting this research easier, while still maintaining appropriate public health and safety controls;
- Allowing for analytical testing license holders and federal and provincial government laboratories to produce, distribute and sell reference standards and test kits, to increase access to cannabis testing materials and thereby support access to a quality-controlled supply of cannabis; and

- Broadening the educational qualifications for the Head of Laboratory, a position that is required for an analytical testing license and is responsible for all cannabis testing activities that occur at the licensed site.

In December 2023, Health Canada released guidance on cannabis products deliberately made with intoxicating cannabinoids other than delta-9-THC. Health Canada defines "intoxicating cannabinoids" as cannabinoids that bind to and activate the CB1 receptor and the guidance includes a list of 9 cannabinoids which can be revised as new evidence becomes available. This guidance recommends that license holders apply the regulatory controls (including limits on the amount of cannabinoids in certain products) currently applicable to delta-9-THC to all other cannabinoids that Health Canada considers to be "intoxicating cannabinoids" in order to minimize the risks of accidental consumption, overconsumption and adverse effects. This guidance comes at a time when various provincial regulators (such as those in Ontario, British Columbia and Alberta) are actively evaluating whether to permit the sale of or how to evaluate limits on the levels of certain cannabinoids (such as tetrahydrocannabivarin and cannabinol).

Finally, on March 21, 2024, the final report of the Expert Panel on the Legislative Review of the Cannabis Act (the "Cannabis Report"), was issued. The report was intended to assess the full impact of legalization of cannabis in Canada and considered whether the Cannabis Act, had since its coming into force, accomplished its stated objectives of the protection of public health and public safety.

The Cannabis Report provided 54 recommendations for the improvement on the federal regulation of Cannabis and noted the following:

- There has been significant progress made on: (i) the establishment of a licensing framework supporting a legal industry that is providing adult consumers with a quality-controlled supply of a variety of cannabis products; (ii) steady progress in shifting adult consumers to the legal cannabis market (iii) for the most part, adherence to rules on promotion, packaging and labelling, including prohibitions about making claims about health or lifestyle benefits (iv) a significant reduction (95% between 2017 and 2022) in the number of charges for the possession of cannabis and minimizing the negative impact on some individuals from interactions with the criminal justice system
- Shift in younger populations consuming cannabis with a trend towards the consumption of higher potency cannabis products
- The illicit cannabis market remains entrenched, and too many illicit retailers continue to operate both online and physical stores.
- Industry representatives expressed concerns about the cost burden that the excise tax imposes on them originally intended to represent about 10% of the total cost of product to consumers but effectively resulting in nearly a 30% tax on products sold to consumers. In addition to the excise tax on cannabis products, additional costs also include regulatory fees and regulatory requirements that are imposed at both the federal and provincial and territorial levels.
- There is a lack of diversity in the sector, and that communities that were disproportionately harmed prior to when cannabis was decriminalized continue to face barriers to participation in the legal market.
- A greater commitment to enforcement is needed to avoid undermining the integrity of the regime. Inadequate enforcement emboldens criminal actors and may be interpreted by some that illicit cannabis activity does not pose health or safety concerns.
- The current lack of high-quality scientific evidence is creating difficulties for health care professionals and insurance providers faced with patient requests about the use of cannabis for medical purposes.
- Government of Canada should allocate appropriate funding and resources to ensure the effective implementation of the cannabis framework.

European Union Regulatory Framework

While each country in the European Union ("EU") has its own laws and regulations, many common practices are being adopted relative to the developing and growing medical cannabis market. For example, to ensure quality and safe products for patients, many EU countries only permit the import and sale of medical cannabis from EU-GMP certified manufacturers.

The EU requires adherence to EU-GMP standards for the manufacture of active substances and medicinal products, including cannabis products. The EU system for certification of GMP allows a Competent Authority of any EU member state to conduct inspections of manufacturing sites and, if the strict EU-GMP standards are met, to issue a certificate of EU-GMP compliance that is also accepted in other EU member countries.

As of April 1, 2024, recent legislative change in Germany works in unison with existing laws and regulations in Europe. For example, the recent enactment of the law permitting the use of recreational cannabis in Germany to a limited extent still requires that all cannabis for medicinal purposes be EU-GMP certified, sold by EU-GMP certified manufacturers, for medical cannabis patient consumption, as prescribed by a physician. Although cannabis as of April 1, 2024 is no longer classified as a narcotic, regardless of whether for medicinal or recreational purposes, cannabis remains a licensed and controlled use product.

U.S. Regulatory Framework

Thirty-nine states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam, and Northern Mariana have passed legislation or legalized some form of cannabis use for certain medical purposes. Twenty-four of those states, the District of Columbia, Guam, and Northern Mariana, have also legalized cannabis for adults for non-medical purposes (sometimes referred to as adult or recreational use). Eight additional states have legalized forms of low-potency cannabis for select medical conditions. Only three states continue to prohibit cannabis entirely, although one of those states has decriminalized possession of small amounts, leaving only Idaho and Kansas with complete criminalization. Notwithstanding the permissive regulatory environment of cannabis in some states, cannabis other than hemp continues to be categorized as a Schedule I controlled substance under the *Controlled Substances Act* ("CSA"), making it illegal under federal law in the U.S. to cultivate, distribute, or possess cannabis. This means that while state law in certain U.S. states may take a permissive approach to medical and/or adult-use use of cannabis, the CSA may still be enforced by U.S. federal law enforcement officials against citizens and businesses of those states for activity that is legal under state law.

As a result of the conflicting views between state legislatures and the U.S. federal government regarding cannabis, the legality of investment in cannabis businesses in the U.S. is not fully settled and there can be no assurances that federal authorities will consider such investments to be compliant with applicable law and regulations.

The response to this inconsistency was first addressed in August 2013 when then Deputy Attorney General James Cole authored a memorandum (the "Cole Memorandum"), noting that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. The Cole Memorandum was later rescinded by U.S. Attorney General Jeff Sessions under the Trump Administration. Despite this rescission, the U.S. Department of Justice has not prioritized the enforcement of the CSA's prohibition on cannabis against cannabis companies complying with the state law and their vendors for over nine years.

On March 11, 2021, Merrick Garland was appointed as U.S. Attorney General. At his confirmation hearing, he said, "It does not seem to me a useful use of limited resources that we have, to be pursuing prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise." In April 2022, Attorney General Garland reiterated that prosecuting the possession of cannabis is "not an efficient use" of federal resources, especially "given the ongoing opioid and methamphetamine epidemics" facing the nation. In March 2023, Attorney General Merrick Garland testified in a Congressional hearing that the Department of Justice was continuing its work on a new memorandum regarding cannabis enforcement. Garland stated that the policy will be "very close to what was done in the Cole memorandum" but was yet to be finalized.

In the 2024 Consolidated Appropriations Act, 2024, Congress included a provision, known as the Joyce Amendment (previously the Rohrabacher-Farr Amendment) which prohibits the Department of Justice from spending funds to interfere with the implementation of state medical cannabis laws until September 30, 2024. Please refer to "Risk Factors" under Item 1A of this Form 10-K for further discussion.

In February 2014, the Financial Crimes Enforcement Network ("FinCEN") of the U.S. Treasury Department issued a memorandum on BSA Expectations Regarding Marijuana-Related Businesses (the "FinCEN Marijuana-Related Guidance") providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Marijuana-Related Guidance states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Despite this guidance, under U.S. federal law it may, under certain circumstances, be a violation of federal money laundering statutes for financial institutions to accept any proceeds from cannabis sales or any other Schedule I controlled substances. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to U.S. cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan or any other service could be found guilty of money laundering or conspiracy. Due to this uncertainty, many U.S. banks and certain Canadian banks are reluctant to transact business with U.S. cannabis companies. While the federal government has not initiated financial crimes prosecutions against state-law compliant cannabis companies or their vendors, the government theoretically could, at least against companies in the adult-use markets. Further, while the FinCEN Marijuana-Related Guidance is presumptively still in effect, FinCEN could elect to rescind the FinCEN Marijuana-Related Guidance at any time.

FinCEN, along with other federal banking regulators, released an interagency statement on Providing Financial Services to Customers Engaged in Hemp-Related Businesses in December 2019 ("FinCEN Hemp Statement"). In June 2020, FinCEN issued further guidance regarding Due Diligence Requirements under the Bank Secrecy Act for Hemp-Related Business Customers ("FinCEN Hemp Guidance"). The FinCEN Hemp Statement and FinCEN Hemp Guidance provided financial institutions with anti-money laundering risk considerations for hemp-related businesses to ultimately enhance the availability of financial services for, and

the financial transparency of, hemp-related businesses in compliance with federal law. The FinCEN Hemp Statement and FinCEN Hemp Guidance do not replace or supersede the FinCEN Marijuana-Related Guidance.

During his campaign, President Biden promised federal reform on cannabis, including decriminalization generally. In 2022, President Biden signed into law the "Medical Marijuana and Cannabidiol Research Expansion Act," a bipartisan bill aimed at easing restrictions on cannabis research, and the first standalone cannabis reform bill to pass both the House and Senate. Additionally, on October 6, 2022, President Biden issued a presidential proclamation pardoning federal convictions for simple marijuana possession offenses, encouraging state governors to do the same on the state level where permissible, and requesting that the Secretary of Health and Human Services and the Attorney General initiate an administrative process to review cannabis's Schedule I classification under the CSA. In response to this directive, the U.S. Department of Health and Human Services ("HHS") issued a letter to the DEA on August 29, 2023, recommending that cannabis be reclassified as a Schedule III drug under the CSA. On May 16, 2024, the DEA issued a proposed rule to reclassify marijuana from its current classification as a Schedule I drug to a Schedule III drug. Schedule III classification represents a moderate to low potential for physical and psychological dependence and reclassification of marijuana from a Schedule I to a Schedule III drug would thereby loosen DEA restrictions. Nonetheless, the DEA has made clear that if reclassification were to take place, the "regulatory controls applicable to Schedule III controlled substances would apply" which includes controls related to the manufacture, distribution, dispensing, and possession of marijuana. Of note, the proposed rule applies *only* to marijuana as defined in the CSA, i.e., limited to the plant and derivatives of the plant. The proposed rule does not therefore apply to synthetically derived THC or hemp. The comment period to the proposed rule will last 60 days from its publication in the *Federal Register*, which was on May 21, 2024. President Biden issued an additional proclamation on December 22, 2023 further expanding the list of pardoned offenses under federal law related to marijuana possession.

Multiple legislative reforms related to cannabis and cannabis-related banking have been proposed by the federal government in the United States. Examples include the States Reform Act; the Cannabis Administration and Opportunity Act; the Marijuana Opportunity, Reinvestment and Expungement Act; the Secure and Fair Enforcement Regulation (SAFER) Banking Act; the Capital Lending and Investment for Marijuana Businesses (CLIMB) Act; H.R. 9702 to amend the Internal Revenue Code of 1986 to allow deductions and credits relating to expenditures in connection with marijuana sales conducted in compliance with state law. On September 27, 2023, the Senate Finance Committee passed the SAFER Banking Act, which would protect financial institutions and other parties accepting money derived from the state-legal cannabis industry by "creat[ing] protections for financial institutions that provide financial services to state-legal cannabis companies and service providers for such businesses," and also explicitly protects insurers. The provisions of the SAFER Banking Act are expected to advance for a vote in the Senate this Congress and, if passed in both the Senate and the House, would impact the legal status of financial transactions involving cannabis or state-legal cannabis companies in the following years.

There can be no assurance administrative review of cannabis will result in rescheduling of cannabis under the CSA, or that any of the above pieces of legislation will ultimately be passed into law in the United States in the 118th Congress.

We believe that the creation of Canopy USA, which houses certain contingent ownership rights to certain U.S.-based companies who participate in the U.S. cannabis market, does not violate the federal laws of the United States related to cannabis. Our investment in Canopy USA has been structured such that we hold Non-Voting Shares and Canopy Growth is not involved in any cannabis-related activities in the United States. Instead, Canopy USA is our plan for establishing business operations in the United States in the future; in the event cannabis becomes federally permissible, we may decide to exchange our Non-Voting Share into Canopy USA Class B Shares.

On December 20, 2018, the 2018 Farm Bill was signed into law in the United States. The 2018 Farm Bill, among other things, defines industrial hemp, removes industrial hemp and its cannabinoids, including CBD derived from industrial hemp but excluding THC, from the CSA and allows for industrial hemp production and sale in the United States. The passage of the 2018 Farm Bill has allowed us to advance our hemp interests in the United States. The FDA has retained authority over the addition of hemp-derived CBD and THC to products that fall within the *Food, Drug and Cosmetic Act* (the "FDCA"). So far, the FDA has stated that (a), to date, it has approved only one cannabis-derived drug product (a prescription drug to treat two forms of epilepsy and seizures associated with tuberous sclerosis) and three cannabis-related drugs products (synthetically derived products), (b) it has seen only limited data about CBD safety and the data it has seen points to risks that need to be considered before taking CBD for any reason, (c) some CBD products are being marketed with unproven medical claims and are of unknown quality and (d) it is currently illegal to market CBD by adding it to a food or labeling it as a dietary supplement and existing regulatory pathways for foods and dietary supplements are not appropriate for CBD. Since the passage of the 2018 Farm Bill, the FDA has periodically issued warning letters to CBD companies, which have been sent for the most part to companies making unfounded medical claims related to major diseases regarding their products.

In light of the FDA's statements, courts have found that the FDA's position on CBD amounts to guidance and have stayed cases until FDA issues final regulations. Some states take the position that CBD products are not legally permitted to be sold, but increasingly more states are allowing CBD foods, beverages, and supplements to be sold in-state and issuing more comprehensive regulations for the testing and labelling of those products.

In 2023, the FDA announced that it would not create a regulated pathway for CBD through traditional food or dietary supplement frameworks, and further legislation will be required. Following that announcement, two U.S. Representatives have introduced the Hemp and Hemp-Derived CBD Consumer Protection and Market Stabilization Act of 2023 and the CBD Product Safety and Standardization Act of 2023 to regulate such products. Neither piece of legislation has received a hearing in Congress, and while a stated priority for key members of Congress, there can be no assurance that any legislation regulating CBD will move or become law this Congress.

We may also acquire rights, options or other securities in other entities that are currently engaged in activities in the United States related to cultivating and distributing cannabis that are only exercisable, convertible, or exchangeable for common shares following the date that the federal laws in the United States in regards to cannabis are amended and/or, if applicable, the date that the stock exchange(s) upon which the common shares are listed permit the investment in an entity that is involved in the cultivation or distribution of cannabis in the United States, provided that we (i) do not provide funds to such entities, and (ii) are not entitled to voting rights, dividends, or other rights upon dissolution in connection with the holding of such rights, options, or other securities. We may also invest in or loan funds to subsidiaries of entities that are currently engaged in activities in the United States related to cultivating and distributing cannabis, provided that (i) such subsidiaries do not engage in activities in the United States related to cultivating and distributing cannabis, and (ii) the funds invested or loaned to such entity are only used for lawful purposes and not in connection with activities in the United States related to cultivating and distributing cannabis.

We actively monitor the activities of our U.S. investments for compliance with U.S. cannabis laws and would make similar arrangements, if necessary, to ensure our ongoing compliance with U.S. federal laws.

There is a risk that our interpretation of laws, regulations and guidelines, including, but not limited to, the CSA, the associated regulations, various state regulations and applicable stock exchange rules and regulations may differ from those of others, including those of such government authorities, securities regulators and stock exchanges. In addition, we have and will endeavor to cause the entities that we invest in to only conduct business in a state-law compliant manner by including appropriate representations, warranties and covenants in our agreements with such entities. Any violation of these terms would result in a breach of the applicable agreement between such entity and us and, accordingly, may have a material adverse effect on our business, operations and financial condition. In particular, we may be required to divest our interest in an entity or risk significant fines, penalties, administrative sanctions, convictions, settlements or delisting from the TSX and/or Nasdaq and there is no assurance that any divestiture will be completed on terms favorable to us, or at all. Please refer to "Risk Factors" under Item 1A of this Form 10-K for further discussion.

Competition

Health Canada issues licenses to cultivate, process and/or sell cannabis under the *Cannabis Act*. According to the Health Canada website, as of May 30, 2024, 1,006 licenses to cultivate, distribute or sell cannabis have been issued. When considering the competitive landscape for cannabis production, cultivation and sale, each license issued by Health Canada is connected to a specific entity and a specific property, so to commence a new production site, an entity must apply for a new license. Due to the number of licensees in Canada and the limited distribution channels for cannabis products, in the adult-use market, we compete on the basis of quality, price, brand recognition, consistency and variety of cannabis products. We take a similar approach in our strategy towards medical cannabis sales with a distinct focus on physician familiarity to instill confidence in the effectiveness of our medical product portfolio for their patients.

Certain companies in the Canadian cannabis market have elected to enter into contract manufacturing arrangements with license holders pursuant to which the license holder cultivates, processes and sells cannabis under the brand of the contracting company without the contracting company being required to own its own cannabis production assets. This can reduce the barriers to entry for branding companies and increase the number of cannabis products available to consumers; however, such arrangements are contingent on procuring favorable terms under manufacturing arrangements with license holders and are still subject to the ongoing requirements of maintaining cannabis production assets.

In addition, there are unlicensed growers and retailers of cannabis that, while operating illegally, still act as significant competitors by either diverting customers away due to product choice, perceived quality of product, convenience of access or price point.

Internationally, the capacity of cannabis companies to operate is limited to those countries which have legalized aspects of the production, distribution, sale and use of cannabis. To date, only a limited number of international jurisdictions currently allow the sale of medical cannabis to patients and even fewer have permitted adult use of cannabis.

Storz & Bickel is subject to its own unique competitive considerations but follows more traditional CPG market challenges than those observed within our primary cannabis activities and product portfolio.

Reportable Segments

Prior to the three months ended September 30, 2022, the Company had the following two reportable segments: (i) global cannabis; and (ii) other consumer products. Following the completion of certain restructuring actions which were initiated in the three months ended March 31, 2022, and which were aligned with the Company's strategic review of its business, the Company has changed the structure of its internal management financial reporting. Accordingly, since the three months ended September 30, 2022, the Company began reporting its financial results for the following four reportable segments:

- **Canada cannabis -** includes the production, distribution and sale of a diverse range of cannabis, hemp and cannabis-related products in Canada pursuant to the *Cannabis Act*;

- **International markets cannabis** - includes the production, distribution and sale of a diverse range of cannabis and hemp products internationally pursuant to applicable international legislation, regulations and permits. Priority markets include medical cannabis in Australia and Europe where the Company offers branded high-quality flower, oil and extract products under our recognized Spectrum Therapeutics and Canopy Medical brands, as well as our Storz & Bickel line of medically approved vaporizers in Australia;

- **Storz & Bickel** - includes the production, distribution and sale of vaporizers and accessories; and

- **This Works** - includes the production, distribution and sale of beauty, skincare, wellness and sleep products, some of which have been blended with hemp-derived CBD isolate. On December 18, 2023, the Company completed the sale of This Works and as of such date, the results of This Works are no longer included in the Company's financial results.

These segments reflect how the Company's operations are managed, how the Company's Chief Executive Officer, who is the Chief Operating Decision Maker ("CODM"), allocates resources and evaluates performance, and how the Company's internal management financial reporting is structured. The Company's CODM evaluates the performance of these segments, with a focus on (i) segment net revenue, and (ii) segment gross margin as the measure of segment profit or loss. Accordingly, information regarding segment net revenue and segment gross margin for the comparative periods has been restated to reflect the aforementioned change in reportable segments. The remainder of the Company's operations include revenue derived from, and cost of sales associated with, the Company's non-cannabis extraction activities and other ancillary activities; these are included within "other".

Canada Cannabis

Canadian Medical Cannabis Market

We are committed to science-based development and high-quality production of medical cannabis products and are equally committed to helping medical professionals responsibly authorize, and consumers to responsibly use, our products. Our commitment to addressing the safety and effectiveness of our products is a critical strategic imperative which helps to differentiate us in the growing cannabis market. We listen carefully to consumers and stay in close communication with regulatory agencies, governments and other stakeholders to identify new opportunities to deliver on consumer needs, enhance safety and support the growing industry.

Our Spectrum Therapeutics medical brand is a leader in medical cannabis. Spectrum Therapeutics produces and distributes a diverse portfolio of medical cannabis products to healthcare practitioners and medical customers in Canada. The sale of medical cannabis to patients in Canada is the only sales channel in which we are permitted to sell products directly to our consumer. Accordingly, we continue to invest in patient education, medical practitioner support and our broader medical cannabis network, solidifying our position as a trusted leader in the Canadian medical cannabis market. We serve the needs of medical patients through a wide range of cannabis products across a variety of brands, formats and strains, distributed through an e-commerce shop.

We also believe that everyone with a legal right to receive medical cannabis should have access to it, regardless of their income. We provide an income-tested compassionate pricing program, whereby eligible low-income patients can obtain a 20% discount on regular prices. Spectrum Therapeutics was the first in our industry to provide a compassionate pricing program, and today, we have several other programs to improve access to medical cannabis for authorized patients. As of March 31, 2024, there were 9,140 Spectrum Therapeutics patients accessing the compassionate pricing program. We also offer support for our Veterans of the Canadian Armed Forces, including a team of customer care agents dedicated to assisting veterans with registration, ordering, pre-approval and direct billing to Veterans Affairs Canada ("VAC") to ensure uninterrupted access to medical cannabis, full coverage for vaporizer devices and topped-up coverage for any Spectrum Therapeutics medical cannabis product that VAC covers, which means that veterans do not have to pay out of pocket for any Spectrum Therapeutics product.

Canadian Adult-Use Market

We have aligned our infrastructure to match market growth projections and we are focused on leveraging our capabilities and scale in order to optimize our operating footprint and achieve profitability and growth. Our strategy in Canada includes:

- Continuing the launch of our portfolio of innovative, consumer-centric, premium-focused adult-use cannabis products, specifically: inhalable cannabis (whole and pre-rolled flower, vape and concentrates), ingestible cannabis (e.g. edible formats like Wana gummies as well as Tweed® and Deep Space beverages) and cannabis extracts (predominantly oils and softgels) across Canada.

- Strengthening our connection with consumers by offering brands and products that delight and drive consumer loyalty. Our goal is to educate consumers and normalize the use of cannabis on a variety of occasions, build brand awareness and recognition and establish direct connections with our consumers.

The sale of adult-use cannabis is conducted in accordance with applicable provincial and territorial legislation and through applicable local agencies and distributors. We continue to monitor the developing legislation to identify opportunities for our brands.

International Markets Cannabis

European Medical Cannabis Market

Our primary strategy in the European medical cannabis market is to increase access to our medical cannabis products for patients in countries where it is legally permissible to do so, and to position ourselves as a trusted market leader.

In addition to Canada, Spectrum Therapeutics produces and distributes a diverse portfolio of medical cannabis products to healthcare practitioners and medical patients in several other countries where it is legally permissible to do so. Through our Spectrum Therapeutics and Canopy Medical brands, our strategy supports sales through our medical channels in Europe.

Australian Medical Cannabis Market

We continue to develop the Australian market by focusing on an asset-light model which emphasizes contractual relationships with third-parties for raw materials. Canopy Growth also provides raw material supply from our facility in Kincardine, Ontario, Canada. Medical cannabis patients in Australia can access our global Spectrum Therapeutics brand, as well as our Storz & Bickel line of medically approved vaporizers. Our strategy encompasses continuing the medical sales that began in Australia in May 2019 and supporting Australian patients through imports that are compliant with local regulations including an assortment of cannabis products, including oils, soft gels and flower.

Storz & Bickel

Storz & Bickel is widely recognized as the global leader in vaporizer design and manufacturing. From the brand's home base in Tuttlingen, Germany, Storz & Bickel sets the standard for vaporizer excellence across a range of premium devices including the iconic tabletop Volcano vaporizer as well as a range of portable devices offering the same high-quality experience delivered by the Mighty, Mighty+, Crafty+, and Venty.

As a further testament to the brand's relentless focus on quality and consistency, the Storz & Bickel Volcano Medic 2, Mighty Medic, and Mighty+ Medic are all certified as medical cannabis vaporizers, and all the brand's devices for medical as well as home use are produced with the same rigorous quality control processes at the Company's ISO 13485 certified factory.

Storz & Bickel continues to define the present and future of leading vaporizer technology with a relentless focus on quality and innovation.

U.S. Adult-Use Market

Our Martha Stewart branded line of hemp-derived CBD isolate products, including gummies, oils, softgels and topicals launched in September 2020 in certain U.S. states where not prohibited by state law. Developed as a result of our investments in technology and testing, these CBD products were created by extracting and isolating derivatives from the hemp plant to produce consistent CBD formulations that are packaged in easy-to-use formats. Our Martha Stewart products are manufactured in the United States and contain 99% pure CBD isolate and less than 0.3% THC. We have always sold our products only in U.S. states where we believe such sales are permissible under state law in order to ensure compliance with state consumer protection mandates and following the most stringent state laws regarding the sale of CBD. We no longer intend to sell CBD-derived products in the United States effective as of Q2 fiscal 2025.

Canopy USA

Canopy Growth's U.S. cannabis ecosystem, which was transferred to Canopy USA, a special purpose vehicle, has an established presence across large-scale and rapidly developing adult-use markets. Collectively, this footprint currently spans 23 states: Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Michigan, Missouri, Mississippi, Nevada, New Hampshire, New Jersey, New Mexico, New York, Pennsylvania, Ohio, Oklahoma, Oregon and Vermont, as well as Puerto Rico. Canopy Growth holds non-voting and non-participating shares (the "Non-Voting Shares") of Canopy USA, the Trust (as defined below) holds an aggregate 28,571,429 Class A shares (the "Canopy USA Common Shares") of Canopy USA and warrants to acquire up to 42,857,142 Voting Shares (as defined below) expiring on April 26, 2031, representing 8.8% of the outstanding shares of Canopy USA and shareholders of Wana collectively hold 60,955,929 Canopy USA Common Shares, representing 18.9% of the outstanding shares of Canopy USA. On a pro-forma basis, Canopy Growth currently owns approximately 72.3% of the outstanding shares of Canopy USA.

Canopy USA currently holds the following interests in the U.S. cannabis sector, among others:

- **Acreage** – Canopy Growth currently retains the Acreage Option to acquire all of the issued and outstanding Class E subordinate voting shares (the "Fixed Shares") of Acreage, which represents approximately 70% of the total shares of Acreage, at a fixed share exchange ratio of 0.03048 of a Canopy Share per Fixed Share. Concurrently with the closing of the acquisition of the Fixed Shares pursuant to the exercise of the Acreage Option, subject to the satisfaction of the closing conditions set forth in an arrangement agreement dated April 18, 2019, as amended on May 15, 2019, September 23, 2020 and November 17, 2020 between Canopy Growth and Acreage (the "Amended Acreage Arrangement"), the Fixed Shares will be issued to and controlled by Canopy USA. Canopy USA has also entered into an arrangement agreement with Canopy Growth and Acreage, as amended (the "Floating Share Arrangement Agreement"), whereby Canopy USA will, subject to the satisfaction of the closing conditions set forth in the Floating Share Arrangement Agreement, including the conditions set forth in the Amended Acreage Arrangement, acquire all of the issued and outstanding Class D subordinate voting shares (the "Floating Shares") of Acreage, which represents the remaining approximately 30% of the total shares of Acreage, at an exchange ratio of 0.045 of a Canopy Share per Floating Share. A leading vertically integrated multi-state cannabis operator, Acreage has its main operations in densely populated states across the Northeast of the United States, including New Jersey and New York. Through its well-known national retail brand, The Botanist, Acreage engages U.S. cannabis consumers and delivers a range of products. Acreage's portfolio also includes high-impact, quality brands like Superflux, as well as the Prime medical brand in Pennsylvania, and the Innocent brand in Illinois, among others.

- **Wana** – The options (the "Wana Options") to acquire 100% of the membership interests of Mountain High Products, LLC, Wana Wellness, LLC and The Cima Group, LLC (collectively, "Wana"), a leading cannabis edibles brand in North America, were transferred to Canopy USA. Wana is vertically integrated in Colorado and has a rapidly growing licensing division across 13 additional states, as well as Puerto Rico, while also holding the #1 market share position for gummies in Canada in fiscal 2023 *(source: Internal proprietary market share tool using sales data supplied by third-party data providers and government agencies)*. With a scalable business model, Wana has built a dominant position in the gummies category, which is the largest segment within edibles. Backed by a robust pipeline of new consumer focused products, Wana is entering new markets to capture consumers looking for high-quality products that deliver against desired need states.

- **Jetty** – The options (the "Jetty Options") to acquire 100% of the shares of Lemurian, Inc. ("Jetty"), a California-based producer of high-quality cannabis extracts and pioneer of clean vape technology, were transferred to Canopy USA. Leaders in solventless vapes and a Top 15 California Brand in fiscal 2023 *(source: March 2023 BDS Analytics Inc. data for dollars sold for all product categories)*, Jetty pioneers the latest technology to create industry-leading extracts including award-winning solventless vapes, live resin vapes, and other products. Supported by nine years of operation, Jetty represents a critical foothold in the largest THC market in the U.S. and is primed to scale its high-quality products nationally.

On May 6, 2024, Canopy USA exercised the Wana Options and the Jetty Options. The closing of the acquisition of each of Wana and Jetty is subject to certain customary closing conditions, including receipt of regulatory approvals. Following the initial closing, Canopy USA will own 100% of the outstanding equity interests in Wana and approximately 76.8% of the outstanding shares of Jetty.

In addition, Canopy USA controls a conditional ownership position of approximately 18.1% in TerrAscend Corp. (CSE: TER, OTCQX: TRSSF) ("TerrAscend"), a prominent North American cannabis operator with vertically integrated operations and a presence in Pennsylvania, New Jersey, Michigan and California, as well as licensed cultivation and processing operations in Maryland, with additional common share purchase warrants that provide Canopy USA the ability to control approximately 23.1% of TerrAscend. Canopy USA's direct and indirect interests in TerrAscend included: (i) 38,890,570 exchangeable shares in the capital of TerrAscend (the "TerrAscend Exchangeable Shares"), an option to purchase 1,072,450 TerrAscend common shares (the "TerrAscend Common Shares") for an aggregate purchase price of $1.00 (the "TerrAscend Option") and 22,474,130 TerrAscend Common Share purchase warrants previously held by Canopy Growth (the "TerrAscend Warrants"); and (ii) the debentures and loan agreement between Canopy Growth and certain TerrAscend subsidiaries.

On December 9, 2022, Canopy USA and certain limited partnerships that are controlled by Canopy USA entered into a debt settlement agreement with TerrAscend, TerrAscend Canada Inc. and Arise BioScience, Inc., whereby $125,467 in aggregate loans, including accrued interest thereon, payable by certain subsidiaries of TerrAscend were extinguished and 22,474,130 TerrAscend Warrants, being all of the previously issued TerrAscend Warrants controlled by Canopy USA (the "Prior Warrants") were cancelled in exchange for: (i) 24,601,467 TerrAscend Exchangeable Shares at a notional price of $5.10 per TerrAscend Exchangeable Share; and (ii) 22,474,130 new TerrAscend Warrants (the "New Warrants" and, together with the TerrAscend Exchangeable Shares, the "New TerrAscend Securities") with a weighted average exercise price of $6.07 per TerrAscend Common Share and expiring on December 31, 2032 (the "TerrAscend Arrangement"). Following the issuance of the New TerrAscend Securities, Canopy USA beneficially owns: (i) 63,492,037 TerrAscend Exchangeable Shares; (ii) 22,474,130 New Warrants; and (iii) the TerrAscend Option. The TerrAscend Exchangeable Shares can be converted into TerrAscend Common Shares at Canopy USA's option, subject to the terms of the A&R Protection Agreement (as defined below).

Amendments to Canopy USA Structure

Following the creation of Canopy USA, the Nasdaq communicated its position to the Company stating that companies that consolidate "the assets and revenues generated from activities in violation under federal law cannot continue to list on Nasdaq". Since the Company is committed to remaining in compliance with the listing requirements of the Nasdaq, the Company and Canopy USA effectuated certain changes to the initial structure of the Company's interest in Canopy USA that were intended to facilitate the deconsolidation of the financial results of Canopy USA within the Company's financial statements. These changes included, among other things, modifying the terms of the Protection Agreement (as defined below) between the Company, its wholly-owned subsidiary and Canopy USA as well as the terms of Canopy USA's limited liability company agreement and amending the terms of certain agreements with third-party investors in Canopy USA to eliminate any rights to guaranteed returns (collectively, the "Reorganization Amendments").

On May 19, 2023, the Company and Canopy USA implemented the Reorganization Amendments, which included, entering into the First A&R Protection Agreement (as defined below) and amending and restating Canopy USA's limited liability company agreement (the "A&R LLC Agreement") in order to: (i) eliminate certain negative covenants that were previously granted by Canopy USA in favor of the Company as well as delegating to the managers of the Canopy USA Board (as defined below) not appointed by Canopy Growth the authority to approve the following key decisions (collectively, the "Key Decisions"): (a) the annual business plan of Canopy USA; (b) decisions regarding the executive officers of Canopy USA and any of its subsidiaries; (c) increasing the compensation, bonus levels or other benefits payable to any current, former or future employees or managers of Canopy USA or any of its subsidiaries; (d) any other executive compensation plan matters of Canopy USA or any of its subsidiaries; and (e) the exercise of the Wana Options or the Jetty Options, which for greater certainty means that the Company's nominee on the Canopy USA Board will not be permitted to vote on any Key Decisions while the Company owns Non-Voting Shares; (ii) reduce the number of managers on the Canopy USA Board from four to three, including, reducing the Company's nomination right to a single manager; (iii) amend the share capital of Canopy USA to, among other things, (a) create a new class of Canopy USA Class B Shares (as defined below), which may not be issued prior to the conversion of the Non-Voting Shares or the Canopy USA Common Shares into Canopy USA Class B Shares; (b) amend the terms of the Non-Voting Shares such that the Non-Voting Shares will be convertible into Canopy USA Class B Shares (as opposed to Canopy USA Common Shares); and (c) amend the terms of the Canopy USA Common Shares such that upon conversion of all of the Non-Voting Shares into Canopy USA Class B Shares, the Canopy USA Common Shares will, subject to their terms, automatically convert into Canopy USA Class B Shares, provided that the number of Canopy USA Class B Shares to be issued to the former holders of the Canopy USA Common Shares will be equal to no less than 10% of the total issued and outstanding Canopy USA Class B Shares following such issuance. Accordingly, as a result of the Reorganization Amendments, in no circumstances will the Company, at the time of such conversions, own more than 90% of the Canopy USA Class B Shares.

In connection with the Reorganization Amendments, on May 19, 2023, Canopy USA and Huneeus 2017 Irrevocable Trust (the "Trust") entered into a share purchase agreement (the "Trust SPA"), which sets out the terms of the Trust's investment in Canopy USA in the aggregate amount of up to US$20 million (the "Trust Transaction"). Agustin Huneeus, Jr. is the trustee of the Trust and is an affiliate of a shareholder of Jetty. Pursuant to the terms of the Trust SPA, the Trust will, subject to certain terms and conditions contained in the Trust SPA be issued Canopy USA Common Shares in two tranches with an aggregate value of up to US$10 million along with warrants of Canopy USA to acquire additional Voting Shares. In addition, subject to the terms of the Trust SPA, the Trust has also been granted options to acquire additional Voting Shares (as defined in the Second A&R LLC Agreement) with a value of up to an additional US$10 million and one such additional option includes the issuance of additional warrants of Canopy USA. On April 26, 2024, Canopy USA completed the first tranche closing of the Trust Transaction in accordance with the Trust SPA, whereby the Trust acquired an aggregate 28,571,429 Canopy USA Common Shares at US$0.175 per Canopy USA Common Share and warrants to acquire up to 42,857,142 Voting Shares expiring on April 26, 2031.

In addition, subject to the terms and conditions of the A&R Protection Agreement and the terms of the option agreements to acquire Wana and Jetty, as applicable, Canopy Growth may be required to issue additional common shares in satisfaction of certain deferred and/or option exercise payments to the shareholders of Wana and Jetty. Canopy Growth will receive additional Non-Voting Shares from Canopy USA as consideration for any Company common shares issued in the future to the shareholders of Wana and Jetty.

On November 3, 2023, the Company received a letter from the staff of the SEC (the "Staff") in which the Staff indicated that, despite the Reorganization Amendments, it would object to the deconsolidation of the financial results of Canopy USA from the Company's financial statements in accordance with U.S. GAAP once Canopy USA acquires Wana, Jetty or the Fixed Shares of Acreage. The Company subsequently had discussions with the Office of Chief Accountant of the SEC (the "OCA") and determined to make certain additional amendments to the structure of Canopy USA (the "Additional Reorganization Amendments") to facilitate the deconsolidation of Canopy USA from the financial results of Canopy Growth in accordance with U.S. GAAP upon Canopy USA's acquisition of Wana, Jetty or Acreage. In that regard, the Company filed a revised preliminary proxy statement with the SEC on each of January 25, 2024 and February 5, 2024 in connection with the Amendment Proposal (as defined below) that discloses these Additional Reorganization Amendments. In connection with the Additional Reorganization Amendments, Canopy USA and its members entered into a second amended and restated limited liability company agreement (the "Second A&R LLC Agreement"). In accordance with the Second A&R LLC Agreement, the terms of the Non-Voting Shares have been amended such that the Non-Voting Shares are only convertible into Canopy USA Class B Shares following the date that the NASDAQ Stock Market or The New York Stock Exchange permit the listing of companies that consolidate the financial statements of companies that cultivate, distribute or possess marijuana (as defined in 21 U.S.C 802) in the United States (the "Stock Exchange Permissibility Date"). Based on the Company's discussions with the OCA, upon effectuating the Additional Reorganization Amendments, the Company believes that the Staff would not object to the deconsolidation of the financial results of Canopy USA from the Company's financial statements in accordance with U.S. GAAP once Canopy USA acquires Wana, Jetty or the Fixed Shares of Acreage.

Ownership of U.S. Cannabis Investments

Following the implementation of the Reorganization, the shares and interests in Acreage, Wana, Jetty and TerrAscend are held, directly or indirectly, by Canopy USA, and Canopy Growth no longer holds a direct interest in any shares or interests in such entities, other than the Acreage Option. Canopy Growth holds Non-Voting Shares in the capital of Canopy USA. The Non-Voting Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of Canopy USA. Following the Reorganization Amendments, the Non-Voting Shares are convertible into Class B shares of Canopy USA (the "Canopy USA Class B Shares"), provided that such conversion shall only be permitted following the Stock Exchange Permissibility Date. The Company also has the right (regardless of the fact that its Non-Voting Shares are non-voting and non-participating) to appoint one member to the Canopy USA board of managers (the "Canopy USA Board").

On October 24, 2022, Canopy USA and the Company also entered into an agreement with, among others, Nancy Whiteman, the controlling shareholder of Wana, which was amended and restated on May 19, 2023 and on April 30, 2024, whereby subsidiaries of Canopy USA agreed to pay additional consideration in order to acquire the Wana Options and the future payments owed in connection with the exercise of the Wana Options (as described in Note 13) were reduced to US$3.00 in exchange for the issuance of Canopy USA Common Shares and Canopy Growth common shares (the "Wana Amending Agreement"). In accordance with the terms of the Wana Amending Agreement, on April 30, 2024, (i) Canopy USA issued 60,955,929 Canopy USA Common Shares and (ii) Canopy Growth issued 1,086,279 Canopy Growth common shares to the shareholders of Wana. The Canopy USA Common Shares issued to Ms. Whiteman, or entities controlled by Ms. Whiteman, are subject to a repurchase right exercisable at any time after April 30, 2027, being the 36 month anniversary of the closing of the transaction contemplated by the Wana Amending Agreement (the "Wana Repurchase Right") to repurchase all Canopy USA Common Shares that have been issued at a price per Canopy USA Common Share equal to the fair market value as determined by an appraiser. As part of this agreement, Canopy USA has granted Ms. Whiteman the right to appoint one member to the Canopy USA Board and a put right on the same terms and conditions as the Wana Repurchase Right.

Canopy Growth and Canopy USA have also entered into a protection agreement (the "Protection Agreement") to provide for certain covenants in order to preserve the value of the Non-Voting Shares held by Canopy Growth until such time as the Non-Voting Shares are converted in accordance with their terms, provided that such conversion shall only be permitted following the Stock Exchange Permissibility Date, but does not provide Canopy Growth with the ability to direct the business, operations or activities of Canopy USA. The Protection Agreement was amended and restated in connection with: (a) the Reorganization Amendments (the "First A&R Protection Agreement"); and (b) the Additional Reorganization Amendments (the "Second A&R Protection Agreement" and together with the First A&R Protection Agreement, the "A&R Protection Agreement").

Upon closing of Canopy USA's acquisition of Acreage, Canopy Growth will receive additional Non-Voting Shares from Canopy USA in consideration for the issuance of common shares of the Company that shareholders of Acreage will receive in accordance with the terms of the Existing Acreage Arrangement Agreement (as defined below) and the Floating Share Arrangement Agreement.

Until such time as Canopy Growth converts the Non-Voting Shares into Canopy USA Class B Shares following the Stock Exchange Permissibility Date, Canopy Growth will have no economic or voting interest in Canopy USA, Wana, Jetty, TerrAscend, or Acreage. Canopy USA, Wana, Jetty, TerrAscend, and Acreage will continue to operate independently of Canopy Growth.

Acreage Agreements

On October 24, 2022, Canopy Growth entered into an arrangement agreement with Canopy USA and Acreage, as amended (the "Floating Share Arrangement Agreement"), pursuant to which, subject to approval of the holders of the Floating Shares and the terms and conditions of the Floating Share Arrangement Agreement, Canopy USA will acquire all of the issued and outstanding Floating Shares by way of a court-approved plan on arrangement under the *Business Corporations Act* (British Columbia) (the "Floating Share Arrangement") in exchange for 0.045 of a Company common share for each Floating Share held. In connection with the Floating Share Arrangement Agreement, Canopy Growth has irrevocably waived its right to acquire all of the issued and outstanding Floating Shares existing under the Existing Acreage Arrangement Agreement.

On October 24, 2022, the Company and Canopy USA entered into a third amendment to tax receivable agreement (the "Amended TRA") with, among others, certain current or former unitholders (the "Holders") of High Street Capital Partners, LLC, a subsidiary of Acreage ("HSCP"), pursuant to HSCP's amended tax receivable agreement (the "TRA") and related tax receivable bonus plans with Acreage. Pursuant to the Amended TRA, the Company, on behalf of Canopy USA, agreed to issue common shares of the Company with a value of US$30.4 million to certain Holders as consideration for the assignment of such Holder's rights under the TRA to Canopy USA. As a result of the Amended TRA, Canopy USA is the sole member and beneficiary under the TRA. In connection with the foregoing, the Company issued: (i) 564,893 common shares with a value of $20.6 million (US$15.2 million) to certain Holders on November 4, 2022 as the first installment under the Amended TRA; and (ii) 710,208 common shares with a value of $20.6 million (US$15.2 million) to certain Holders on March 17, 2023, as the second installment under the Amended TRA. The Company, on behalf of Canopy USA, also agreed to issue common shares of the Company with a value of approximately US$19.6 million to certain eligible participants pursuant to HSCP's existing tax receivable bonus plans to be issued immediately prior to completion of the Floating Share Arrangement.

In addition to shareholder and court approvals, the Floating Share Arrangement is subject to applicable regulatory approvals including, but not limited to, TSX approval and the satisfaction of certain other closing conditions, including the conditions set forth in the Amended Acreage Arrangement. The Floating Share Arrangement received the requisite approval from the holders of Floating Shares at the special meeting of Acreage shareholders held on March 15, 2023 and on March 20, 2023 Acreage obtained a final order from the Supreme Court of British Columbia approving the Floating Share Arrangement. The Floating Share Arrangement Agreement has been amended several times to extend the Exercise Outside Date (as defined in the Floating Share Arrangement Agreement), which was initially March 31, 2023. The most recent amendment to the Floating Share Arrangement Agreement extended the Exercise Outside Date to June 17, 2024. In addition, the most recent amendment to the Floating Share Arrangement Agreement also extended the date in which the Canopy Call Option (as defined in the Floating Share Arrangement Agreement) is required to be exercised by to not later than June 17, 2024, such date being 41 business days following the CBI Exchange (as defined below).

Canopy Growth's existing option to acquire the Fixed Shares on the basis of 0.03048 of a Company common share per Fixed Share will be exercised in accordance with the terms of the arrangement agreement dated April 18, 2019, as amended on May 15, 2019, September 23, 2020 and November 17, 2020 (the "Existing Acreage Arrangement Agreement"). Concurrently with the closing of the acquisition of the Fixed Shares pursuant to the exercise of the Acreage Option, the Fixed Shares will be issued to Canopy USA. Accordingly, Canopy Growth will not hold any Fixed Shares or Floating Shares. Completion of the acquisition of the Fixed Shares following exercise of the Acreage Option is subject to the satisfaction of certain conditions set forth in the Existing Acreage Arrangement Agreement. The acquisition of the Floating Shares pursuant to the Floating Share Arrangement is anticipated to occur immediately prior to the acquisition of the Fixed Shares pursuant to the Existing Acreage Arrangement Agreement such that 100% of the issued and outstanding shares of Acreage will be owned by Canopy USA on closing of the acquisition of both the Fixed Shares and the Floating Shares.

On November 15, 2022, a wholly-owned subsidiary of Canopy Growth (the "Acreage Debt Optionholder") and Acreage's existing lenders (the "Lenders") entered into an option agreement (the "Acreage Debt Option Agreement"), which superseded the letter agreement dated October 24, 2022 between the parties, pursuant to which the Acreage Debt Optionholder was granted the right to purchase the outstanding principal, including all accrued and unpaid interest thereon, of Acreage's debt, being an amount up to US$150.0 million (the "Acreage Debt") from the Lenders in exchange for an option premium payment of $38.0 million (US$28.5 million) (the "Option Premium"), which was deposited into an escrow account on November 17, 2022. The Acreage Debt Optionholder has the right to exercise the option at its discretion, and if the option is exercised, the Option Premium will be used to reduce the purchase price to be paid for the outstanding Acreage Debt. In the event that Acreage repays the Acreage Debt on or prior to maturity, the Option Premium will be returned to the Acreage Debt Optionholder. In the event that Acreage defaults on the Acreage Debt and the Acreage Debt Optionholder does not exercise its option to acquire the Acreage Debt, the Option Premium will be released to the Lenders. The Lenders provided notice to the Company pursuant to the Acreage Debt Option Agreement of a default on the Acreage Debt. The Company is continuing to evaluate the notice and the applicable provisions of the Acreage Debt Option Agreement.

CBI Exchange and Note Exchange

On April 18, 2024, Greenstar Canada Investment Limited Partnership ("Greenstar")and CBG Holdings LLC ("CBG"), indirect, wholly-owned subsidiaries of Constellation Brands, Inc. ("CBI", and together with its affiliates, the "CBI Group"), exchanged all 17,149,925 common shares in the capital of the Company they collectively held for 17,149,925 Exchangeable Shares for no consideration (the "CBI Exchange"). As a result of the CBI Exchange, the CBI Group no longer holds any Canopy Growth common shares. On April 18, 2024, the Company also entered into an exchange agreement with Greenstar, pursuant to which Greenstar converted approximately $81.2 million of the principal amount of the CBI Note (as defined below) into 9,111,549 Exchangeable Shares (the "Note Exchange), calculated based on a price per Exchangeable Share equal to $8.91. All accrued but unpaid interest on the CBI Note together with the remaining principal amount of the CBI Note was cancelled and forgiven for no additional consideration by Greenstar. Following the closing of the Note Exchange, the CBI Note was cancelled.

In connection with the Reorganization, on October 24, 2022, Canopy Growth entered into a consent agreement with CBG and Greenstar (the "Third Consent Agreement"), and pursuant to the terms thereof, following the CBI Exchange, other than Third Consent Agreement, and the termination rights contained therein, all agreements between Canopy Growth and CBI, including the Second Amended and Restated Investor Rights Agreement dated as of April 18, 2019, by and among certain wholly-owned subsidiaries of CBI and Canopy Growth, were terminated. Pursuant to the terms of the Third Consent Agreement, all nominees of CBI that were sitting on the board of directors of Canopy Growth immediately prior to the CBI Exchange resigned as directors of Canopy Growth.

As of May 28, 2024, the CBI Group holds, in the aggregate, 26,261,474 Exchangeable Shares. The Exchangeable Shares held by the CBI Group represent approximately 25.6% of the issued and outstanding Canopy Shares on a non-diluted basis (assuming conversion of the Exchangeable Shares and assuming no other changes to the issued and outstanding Canopy Shares or Exchangeable Shares), calculated in accordance with applicable securities laws. Subsequent to the CBI Exchange, Canopy USA is permitted to (i) exercise its rights to acquire the Fixed and Floating Shares of Acreage from the Company and (ii) effective May 6, 2024 Canopy USA exercised its rights under the Wana Options or Jetty Options.

Human Capital Resources

As of March 31, 2024, Canopy Growth had 1,029 total employees, including 790 employees in Canada, as compared to 1,034 total employees as of March 31, 2023 including 794 employees in Canada. As of March 31, 2024, the Company had 239 employees outside of Canada (principally supporting our international medical cannabis business and Storz & Bickel businesses). With Canopy Growth's continued business focus on an asset-light model, our employee concentration have also been adjusted to primarily focus on production, distribution, sales enablement and commercial execution.

Our human resources department strives to make Canopy Growth a first-choice employer within the cannabis industry. In fiscal 2024, we focused on the following priorities: (1) offering a market competitive employee value proposition inclusive of unique rewards that align to our strategy; (2) creating talent density with a focus on employee development and; (3) fostering employee enthusiasm and commitment towards their role and Canopy's vision of unleashing the power of cannabis to improve lives. The ways in which we are driving these three key priorities are highlighted below.

Our employee value proposition includes rewarding employees competitively, treating our employees fairly, and providing the flexibility needed to cultivate greatness. In fiscal 2024, we continued to execute against our Total Rewards road map of programs designed to attract, motivate, recognize, reward, and retain the talent we need to realize our vision and deliver on our growth expectations, while holistically supporting total employee well-being. We greatly advanced our technical capabilities, making rewards easily accessible to our employees and making data readily available to our leaders

Our talent management strategy included formal succession planning resulting in the development of our internal workforce through skill development classes, leadership education, and talent rotations. We also implemented 360 assessments and leadership coaching for all senior leaders. This has allowed us to access our bench strength and continually adjust our workforce strategy to ensure we are filing talent gaps with high performing and diverse external talent, while also preparing for future challenge that may arise.

Our culture is our key differentiator and what we believe makes us a first-choice employer in the cannabis industry. We also believe that employee engagement is critical to our success and therefore we gather employee feedback on a regular basis through surveys. This allows us to access our employees understanding of business progress, the sentiment around our culture, and to identify areas for improvement. The results of these surveys are incorporated in the development of the human capital priorities as well as the overall company priorities.

We remain committed to our diversity, equity & inclusion ("DEI") efforts by embedding equity into every part of the organization and creating an inclusive organizational environment. To accomplish this, we continue to build upon the extensive audit of DEI practices, policies and processes that was completed in fiscal year 2022. This includes fostering active participation in our employee resource groups, which help people from historically marginalized groups to build community internally, and we provide learning and development opportunities to support people leaders' ability to mitigate biases, as well as having established initiatives to support people with disabilities.

We have learned the importance of providing flexibility and wellbeing resources to our employees. We consistently provide access to wellness webinars, assistance programs, and a variety of supplementary resources. In addition, we continue to support remote work and our focus is on fostering a culture of accountability and connection which is at the core of our engagement with employees. Furthermore, all of our employees complete annual training on applicable corporate policies including our Code of Business Conduct and Ethics, Whistleblower Protection Policy, Insider Trading Policy and Anti-Bribery and Anti-Corruption Policy.

Website Access to Reports

We maintain a website at www.canopygrowth.com. We are providing the address to our website solely for the information of investors. The information contained on our website is not a part of, nor is it incorporated by reference into this Form 10-K. Through our website, we make available, free of charge, our annual proxy statement, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish them to the SEC. The SEC maintains a website that contains these reports at www.sec.gov.

Item 1A. Risk Factors.

An investment in us involves a number of risks. In addition to the other information contained in this Form 10-K and in other filings we make, investors should give careful consideration to the following risk factors. Any of the matters highlighted in these risk factors could adversely affect our business, results of operations, financial condition and growth prospects, causing an investor to lose all, or part of, their investment. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of our securities could be materially and adversely affected.

Risks Relating to Our Growth Strategy

We may not be able to achieve or maintain profitability and may continue to incur losses in the future.

We have incurred significant losses in recent periods and have negative operating cash flow for each of our fiscal years since 2019, including the fiscal year ended March 31, 2024. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to invest in our business and incur operating expenses as we implement initiatives to continue to improve our business. If our revenues do not increase to offset these expenses, we will not be profitable. If our revenue declines or fails to grow at a rate faster than our expenses, and we are unable to secure funding under terms that are favorable or acceptable to us, or at all, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We may not achieve profitability in the future and, even if we do become profitable, we might not be able to sustain that profitability. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

We have a limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.

We have a limited history of operations and are in an early stage of development as we attempt to create a global infrastructure to capitalize on the opportunity in the cannabis industry. Accordingly, we are subject to many of the risks common to early-stage enterprises, including under-capitalization, limitations with respect to personnel, other resources and lack of revenue. Our limited operating history may also make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful and our likelihood of success must be considered in light of our stage of operations. Further, we are subject to a variety of business risks generally associated with developing companies. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to train and manage our employee base. There can be no assurances that we will be able to manage growth successfully. Our inability to manage growth successfully could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In the past, we have identified conditions and events that raised substantial doubt about our ability to continue as a going concern and it is possible that we may identify conditions and events in the future that raise substantial doubt about our ability to continue as a going concern.

We have previously identified conditions and events that raised substantial doubt about our ability to continue as a going concern. With the completion of: (i) a US$35 million private placement unit offering in January 2024; (ii) the receipt of $25 million of proceeds in March 2024 from the BioSteel Canada asset sale; (iii) the exchange of the $100 million promissory note held by a subsidiary of CBI into Exchangeable Shares of Canopy Growth; (iv) the receipt of gross proceeds of approximately US$50 million and the exchange of approximately $27.5 million of existing debt maturing in September 2025 in exchange for a new senior unsecured convertible debenture of the Company, maturing May 2029 and the issuance of warrants of the Company, we believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements more than one year from the date of this Annual Report. Consequently, the substantial doubt as to the Company's ability to continue as a going concern has been alleviated. However, we have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. In the future, if we are unable to obtain sufficient funding to support our operations, our financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. In the future, reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

We have been and may in the future be required to write down intangible assets, including goodwill, due to impairment, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We have in the past and may in the future be required to write down intangible assets, including goodwill, due to impairment, which would reduce earnings. We periodically calculate the fair value of our reporting units and intangible assets to test for impairment. This calculation may be affected by several factors, including general economic conditions, regulatory developments, changes in category growth rates as a result of changing adult consumer preferences, success of planned new product introductions, and competitive activity. Certain events can also trigger an immediate review of goodwill and intangible assets. If the carrying value of our reporting unit and other intangible assets exceeds their fair value and the loss in value is other than temporary, the goodwill and other intangible assets are considered impaired, which would result in impairment losses and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

At March 31, 2024, the Company performed its annual goodwill impairment analysis using the quantitative assessment. An impairment of $42.1 million was recognized as the estimated fair value of the Storz & Bickel reporting unit was less than its carrying value. The carrying value at March 31, 2024, of the goodwill associated with the Storz & Bickel reporting unit was $43.2 million.

For a discussion of write downs of intangible assets and goodwill, see Note 15, "Intangible Assets" and Note 16, "Goodwill" to the consolidated financial statements in Item 8 of this Form 10-K

As a result of self-reporting the BioSteel Review, the Company is the subject of an investigation in connection with the BioSteel Review, and it cannot predict the timing of developments, and any adverse outcome of these continuing matters could have a material adverse effect on the Company.

The Company is the subject of an investigation which relate to the Company's accounting policies and related matters. The Company cannot predict when the investigation and inquiry will be completed or the further timing of any other developments in connection with the review and inquiry. The Company also cannot predict their results or outcomes.

While the Company is fully cooperating with the investigation with respect to these inquiries, it cannot predict when such matters will be completed, the further timing of any other developments in connection with these matters, or the outcome and potential impact. Such matters may be closed without any action taken against the Company, or conversely may ultimately have a material adverse effect on the Company, the trading price of the Canopy Shares, and our ability to raise additional capital, among other consequences. If a civil enforcement proceeding is initiated against the Company for alleged violations of securities laws or regulations, the Company may face a variety of civil sanctions and penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, which may have a material adverse effect on the financial condition or results of operations of the Company. As with any regulatory investigation, the expense of cooperating and responding and the distraction to management may have a material adverse effect on the Company even if the investigation is ultimately closed or resolved in a manner favorable to the Company.

There can be no assurance that our current and future acquisitions, investments or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

We have entered into, and may in the future enter into additional acquisitions or investments with third parties that we believe will complement or augment our existing business. Our ability to complete acquisitions or investments is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, acquisitions or investments could present unforeseen integration or operational obstacles or costs, may not enhance our business, and/or may involve risks that could adversely affect us, including by diverting significant amounts of management time from operations in order to pursue and complete such transactions or maintain such relationships. Future acquisitions or investments could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future acquisitions or investments will achieve, the expected benefits to our business or that we will be able to consummate future acquisitions or investments on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The success of our acquisitions depends upon our ability to integrate any businesses that we acquire. The integration of acquired business operations could disrupt our business by causing unforeseen operating difficulties, diverting management's attention from day-to-day operations and requiring significant financial resources that would otherwise be used for the ongoing development of our business. The difficulties of integrations could be increased by the necessity of coordinating geographically dispersed organizations, coordinating personnel with disparate business backgrounds, managing different corporate cultures, or discovering previously unknown liabilities. In addition, we could be unable to retain key employees or customers of the acquired businesses. We could face integration issues, including those related to operations, internal controls, information systems and operational functions of the acquired companies and we also could fail to realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates or these acquisitions could fail to compete successfully and may not produce the anticipated revenues and profits. Any of these items could adversely affect our financial condition, results of operations or growth prospects.

In addition, future acquisitions by Canopy USA, including the acquisition of Acreage (if the arrangements contemplated by the Amended Acreage Arrangement and the Floating Share Arrangement Agreement (the "Acreage Arrangement") are completed), could result in future issuances of Canopy Shares, including up to 10,951,546 Canopy Shares that may be issued in the future in connection with the closing of the Acreage Arrangement. Such issuances of securities may have an adverse effect on the market price of the Canopy Shares. See "— *Our expansion plans into the United States rely upon Canopy USA's successful acquisitions of Acreage, Wana and Jetty, and even if such acquisitions are consummated, that Canopy USA will achieve the expected benefits of such transactions.*"

We may not be able to secure adequate or reliable sources of funding required to operate our business.

There is no guarantee that we will be able to achieve our business objectives. Our continued development may require additional financing. The failure to raise such capital could result in a delay or indefinite postponement of our current business objectives or in our inability to continue to operate our business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us. If additional funds are raised through issuances of equity or convertible debt securities or we exchange outstanding debt for such securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Canopy Shares. In addition, from time to time, we may enter into transactions to acquire assets or the equity of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions or other strategic joint venture opportunities.

We are subject to the risk of defects or impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions.

A defect in any business arrangement, including Acreage (if the Acreage Arrangement is completed and the Stock Exchange Permissibility Date occurs), Wana (if the acquisition of Wana is completed and the Stock Exchange Permissibility Date occurs), and Jetty (if the acquisition of Jetty is completed and the Stock Exchange Permissibility Date occurs), may arise to defeat or impair our claim to such transaction, which may have a material adverse effect on our business, financial condition, results of operations and growth prospects. It is possible that material changes could occur that may adversely affect management's estimate of the recoverable amount for any agreement we enter into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management's best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by us. Any impairment charges on our carrying value of business arrangements could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Controlled substance and other legislation and treaties may restrict or limit our ability to research, manufacture and develop a commercial market for our products outside of the jurisdictions in which we currently operate and our expansion into additional jurisdictions is subject to risks.

Our ability to expand internationally is also contingent, in part, upon compliance with applicable regulatory requirements enacted by governmental authorities and obtaining all requisite regulatory approvals. We cannot predict the impact of the compliance regime that governmental authorities may implement to regulate the adult-use or medical cannabis industry. Similarly, we cannot predict how long it will take to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

Approximately 250 substances, including cannabis, are listed in the Schedules annexed to the UN Single Convention on Narcotic Drugs (New York, 1961), the Convention on Psychotropic Substances (Vienna, 1971) and the Convention against Illicit Traffic in Narcotic Drugs and Psychotropic Substances (introducing control on precursors) (Vienna, 1988). The purpose of these listings is to control and limit the use of these drugs according to a classification of their therapeutic value, risk of abuse and health dangers, and to minimize the diversion of precursor chemicals to illegal drug manufacturers. The 1961 UN Single Convention on Narcotic Drugs, as amended in 1972, classifies cannabis as a Schedule I (substances with addictive properties, presenting a serious risk of abuse) narcotic drug. The 1971 UN Convention on Psychotropic Substances classifies tetrahydrocannabinol, which includes delta-9 THC as a Schedule I psychotropic substance (substances presenting a high risk of abuse, posing a particularly serious threat to public health, which are of very little or no therapeutic value). Many countries are parties to these conventions, which govern international trade and domestic control of these substances, including cannabis. They may interpret and implement their obligations in a way that creates legal obstacles to our obtaining manufacturing and/or marketing approval for our products in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our products to be manufactured and/or marketed, and achieving such amendments to the laws and regulations may take a prolonged period of time. There can be no assurance that any market for our products will develop in any jurisdiction in which we do not currently have operations. We may face new or unexpected risks or significantly increase our exposure to one or more existing risk factors, including economic instability, political instability, changes in laws and regulations and the effects of competition. These factors may limit our capability to successfully expand our operations into such jurisdictions and may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Investments outside of Canada and the United States are subject to the risks normally associated with any conduct of business in foreign countries, including varying degrees of political, legal, regulatory and economic risk.

Much of our exposure to markets in jurisdictions outside of Canada and the United States is through strategic investments. These investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries, including political risks; civil disturbance risks; changes in laws, regulations or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Threats or instability in a country or region caused by political events, including elections, changes in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may have a material adverse effect on our business, financial condition, results of operations and growth prospects. The risks include increased "unpaid" state participation, higher energy costs, higher taxation levels and potential expropriation.

Other risks include the potential for forced labor or child labor, fraud and corruption by suppliers, government officials, or our personnel that may implicate us. We operate in certain parts of the world that may experience higher incidents of forced labor or child labor as well as governmental corruption, bribery, facilitating payments, collusion, kickbacks, improper commissions, theft, fraud, conflicts of interest, and related-party transactions. Company policies, including the Company's Code of Business Conduct and Ethics, Whistleblower Protection Policy, Insider Trading Policy and Anti-Bribery and Anti-Corruption Policy mandate compliance with applicable laws, including but not limited to Canada's *Fighting Against Forced Labour and Child Labour in Supply Chains Act,* the U.S. Foreign Corrupt Practices Act ("FCPA"), the Corruption of Foreign Public Officials Act (Canada), and other anti-bribery laws. However, we cannot provide complete assurance that our policies, procedures, and internal controls will always prevent violations of applicable laws. If we are found liable for violations of applicable laws, we could suffer from a range of criminal or civil penalties or other sanctions. Violations or allegations of violations could have a material adverse effect on our business.

There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies to hold Canadian dollars, U.S. dollars or other foreign currencies in offshore bank accounts; import and export restrictions; increased regulatory requirements and restrictions; increased health-related regulations; limitations on the repatriation of earnings or on our ability to assist in minimizing our expatriate workforce's exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt our investments, restrict the movement of funds, cause us to have to expend more funds than previously expected or required or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may have a material adverse effect on our business, financial condition, results of operations and growth prospects. In addition, the enforcement by us of our legal rights in foreign countries, including rights to exploit our properties or utilize our permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we operate could have a material and adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to risks relating to our current and future operations in emerging markets.

We have operations in various emerging markets. Such operations expose us to the socio-economic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labor unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in cannabis industry policies or shifts in political attitude in the countries in which we operate may adversely affect our business, financial condition, results of operations and growth prospects. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

We continue to monitor developments and policies in the emerging markets in which we operate and assess the impact thereof to our operations; however, such developments cannot be accurately predicted and could have an adverse effect on our business, financial condition, results of operations and growth prospects.

Risks related to Canopy USA

Our expansion plans into the United States rely upon Canopy USA's successful acquisitions of Acreage, Wana, and Jetty, and even if such acquisitions are consummated, that Canopy USA will achieve the expected benefits of such transactions.

Our expansion plans into the United States primarily rely on Canopy USA completing the successful acquisitions of Acreage, Wana and Jetty. See "Business—Canopy USA" for additional information regarding the Acreage Arrangement, the Wana Options and the Jetty Options. These agreements are subject to certain conditions, including, among other things, that U.S. federal law is amended to permit the general cultivation, distribution and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States and the receipt of the certain regulatory approvals. Such conditions have not yet occurred. See "—Cannabis is a controlled substance in the United States and therefore subject to the Controlled Substances Act." Accordingly, Canopy USA was formed, in part, in order to expedite the consolidation of the businesses of Acreage, Wana and Jetty. However, the regulatory approval processes may take a lengthy period of time to complete, which could delay Canopy USA's ability to acquire and consolidate these entities and operate them.

There can be no certainty, nor can we provide any assurance, that all conditions precedent to the consummation of the acquisitions of Acreage, Wana or Jetty will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Acreage Arrangement and/or the Wana Options, and/or the Jetty Options may not be completed. If, for any reason, the Acreage Arrangement, and/or the Wana Options, and/or the Jetty Options are not completed or their respective completions are materially delayed and/or the Acreage Arrangement and/or the Wana Options and/or the Jetty Options are terminated, the market price of the Canopy Shares may be materially adversely affected. In such events, our business, financial condition or results of operations could also be subject to various material adverse consequences, including that we would remain liable for costs relating to the Acreage Arrangement, the Wana Options and the Jetty Options.

Even if Canopy USA acquires the Fixed Shares and, if applicable, the Floating Shares, as well as the membership interests of Wana and the shares of Jetty, the intended benefits of the Acreage Arrangement and/or the Wana Options and/or the Jetty Options may not be realized.

We cannot assure you that the Acreage Arrangement and/or the Wana Options and/or the Jetty Options will be beneficial to Canopy USA or to us in the near term or at all. Furthermore, if Canopy USA fails to realize the intended benefits of the Acreage Arrangement and/or the Wana Options and/or the Jetty Options, the market price of the Canopy Shares could decline to the extent that the market price reflects those expected benefits.

There can be no certainty that all conditions to the Floating Share Arrangement and the amended Acreage Arrangement Agreement will be satisfied.

There can be no certainty, nor can the Company provide any assurance, that all conditions precedent contained in the Floating Share Arrangement Agreement and the amended Acreage Arrangement Agreement will be satisfied or waived, including that the Exercise Outside Date of June 17, 2024 is extended or that Acreage will be able to cure any events of default pursuant to the Acreage Debt. In addition, the Floating Share Arrangement is also subject to certain conditions precedent. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If such conditions precedent are not satisfied, it may result in the acquisition of Acreage not being completed.

The anticipated benefits of the strategy involving Canopy USA may not be realized.

Achieving the benefits anticipated through Canopy USA depends in part on the ability of Canopy USA to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects and to maximize the potential of its growth opportunities. The ability to realize these benefits from the acquisitions of Acreage, Wana and Jetty by Canopy USA will depend, in part, on successfully consolidating certain functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Canopy USA's ability to realize the anticipated growth opportunities and synergies. The integration of Acreage, Wana and Jetty by Canopy USA will require the dedication of substantial effort, time and resources on the part of Canopy USA's management which may divert Canopy USA's management's focus and resources from other strategic opportunities available to Canopy USA and from operational matters during this process. In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of each entity. There can be no assurance that Canopy USA's management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated.

Operational and strategic decisions with respect to the integration of Acreage, Wana and Jetty have not yet been made and may present challenges. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits. As a result of these factors, it is possible that certain benefits expected from the formation of Canopy USA may not be realized. Any inability of Canopy USA's management to successfully integrate the operations could have a material adverse effect on the financial condition and results of operations of Canopy USA and, ultimately, our business.

The Trust's total ownership interest in Canopy USA is not quantifiable , including whether the Canopy USA warrants issued to the Trust in connection with the first tranche closing of the Trust Transaction are exercised or not, and the Trust may have significant ownership and influence over Canopy USA upon completion of the Trust Transaction.

In connection with the Trust Transaction, the Trust will, subject to the terms and conditions of the Trust SPA, be issued Canopy USA Common Shares in two tranches with an aggregate value of up to US$10 million along with warrants of Canopy USA to acquire additional Canopy USA Common Shares or Canopy USA Class B Shares. In addition, subject to the terms of the Trust SPA, the Trust has also been granted options to acquire additional Voting Shares (as defined in the Second Amended & Restated Limited Liability Company Agreement) with a value of up to an additional US$10 million and one such additional option includes the issuance of additional warrants of Canopy USA. On April 26, 2024, Canopy USA completed the first tranche closing of the Trust Transaction in accordance with the Trust SPA, whereby the Trust acquired an aggregate 28,571,429 Canopy USA Common Shares at US$0.175 per Canopy USA Common Share and warrants to acquire up to 42,857,142 Voting Shares expiring on April 26, 2031.In accordance with the Trust SPA, the purchase price relating to the additional shares of Canopy USA that are issuable to the Trust in accordance with the Trust SPA will be determined by a future fair market valuation and accordingly, the number of such additional shares of Canopy USA to be issued to the Trust pursuant to the terms of the Trust SPA is currently not known and is not quantifiable as of the date hereof. Upon completion of the Trust Transaction, the Trust may hold a significant ownership interest in Canopy USA and as a result, shareholders of Canopy USA, including Canopy, may be significantly diluted following the completion of the Trust Transaction. Further, if the Trust holds a significant ownership interest in Canopy USA, the Trust will be in a position to exercise significant influence over matters requiring Canopy USA shareholder approval, subject to the terms of the A&R Protection Agreement. In addition, pursuant to the Second Amended & Restated Limited Liability Company Agreement, (i) the Trust has designated the Trust Nominee to the Canopy USA board of managers and the Trust will continue to hold such nomination right so long as the Trust holds at least 4.4% of the issued and outstanding Canopy USA Common Shares and (ii) the Trust Nominee, with the other Class A Nominee, have approval rights over Key Decisions. There can be no assurance that the Trust's interests will align with the interests of other shareholders of Canopy USA, including our interest.

We are unable to control Canopy USA.

By virtue of the Company holding Non-Voting Shares and the implementation of the Reorganization Amendments and the Additional Reorganization Amendments, we are unable to control Canopy USA. In these circumstances, we will not have the power to control, direct or exercise decisive influence over Canopy USA. There are no guarantees that Canopy USA's interests will align with the interests of the Company or the interests of our shareholders. As a result, Canopy USA's board of managers could take actions that are contrary to the interests of the Company or our shareholders, including preventing Canopy USA from entering into transactions that could be beneficial to the Company or our shareholders.

We have not received audited financial statements with respect to Jetty.

The current financial information regarding Jetty that management has reviewed was prepared from Jetty's internal management accounts. These internal management accounts and other information provided by Jetty has not been audited, reviewed, compiled, examined or subject to any procedures by an independent public accountant, and Canopy Growth has not independently verified the management accounts or the related financial information provided by Jetty. In addition, actual results for such periods may not be indicative of future results.

While the Company understands that Jetty is working to produce audited financial statements, the Company has not received such audited financial statements to date. These audited financial statements may include financial results that are different than or less positive than the unaudited financial information for Jetty that has been provided to the Company and the completion of audited financial statements is not a condition to closing Canopy USA's acquisition of Jetty.

Acreage's financial statements express doubt about its ability to continue as a going concern.

Acreage's publicly available financial statements as of and for the year ended December 31, 2023 filed with the SEC on April 29, 2024 ("Acreage's Annual Financial Statements") express doubt about Acreage's ability to continue as a going concern. In particular, Acreage's Annual Financial Statements state: "[Acreage] had an accumulated deficit as of December 31, 2023, as well as a net loss and negative cash flow from operating activities for the year ended December 31, 2023. Additionally, subsequent to year end the Company was in default of the [Acreage's] Prime rate credit facilities due January 2026 . . . These factors raise substantial doubt about [Acreage]'s ability to continue as a going concern." In the event that Acreage is unable to continue as a going concern, the Amended Acreage Arrangement and the Floating Share Arrangement may not be completed. In the event that the Amended Acreage Arrangement and the Floating Share Arrangement are completed and Acreage is unable to continue as a going concern, this would have a negative impact on Canopy USA's business, financial results and operations and have an adverse impact on the Company's United States strategy, and, ultimately, the Company's financial results and operations.

Acreage disclosed additional information relating to the aforementioned default in Acreage's Annual Financial Statements, In particular, Acreage disclosed that it received a notice of default letter on April 20, 2024 from the agents of its Prime rate credit facilities due January 2026, as amended, of the occurrence of certain events of default (the "Default Letter"). In particular, the lenders alleged that there had been three events of default with respect to the credit agreement and the agents and lenders reserved all rights, and that they were in the process of reviewing the appropriate course of action to be taken with respect to the identified events of default. Acreage further disclosed that the Default Letter did not identify that there had been any exercise of rights or remedies available to the agents or lenders under Section 9.1 of the credit agreement and that Acreage was continuing to evaluate the facts surrounding the asserted events of default and the applicable provisions of the credit agreement. In connection therewith, the agents provided notice to the Company pursuant to the Acreage Debt Option Agreement of a breach of Acreage's minimum cash balance covenant as of March 31, 2024. The Company is continuing to evaluate the notice and the applicable provisions of the Acreage Debt Option Agreement as the potential loss of the Option premium without receiving any value therefor could have a material and adverse effect on our current and future business, operations, results of operations, financial condition and prospects.

In view of the foregoing, Acreage's continuation as a going concern is dependent upon its continued operations, which in turn is dependent upon, among other things, Acreage's ability to meet its financial requirements. There is no assurance that Acreage will be successful in its plans to fund its operations and debt obligations as they become due and payable. Accordingly, Canopy Growth may lose the Option Premium without receiving any value therefor could have a material and adverse effect on our current and future business, operations, results of operations, financial condition and prospects. In addition, Acreage may be required to terminate or significantly curtail its operations or enter into arrangements with third parties that may require Acreage to relinquish rights to certain aspects of its business and/or dispose of certain assets, which may ultimately result in Acreage not being able to satisfy the conditions in the Existing Acreage Arrangement Agreement and the Floating Share Arrangement Agreement and the acquisition of Acreage not being completed.

Canopy USA may divert the attention of our management or impact our ability to attract or retain key personnel.

The attention of our management may be diverted from the day-to-day operations of Canopy Growth in connection with the transactions that may be entered into between us and Canopy USA. These disruptions could be exacerbated by delays in completing certain transactions and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on our current and future business, operations, financial condition and results of operations or prospects. As a result of the uncertainty, certain of our officers and employees may experience uncertainty about their future roles, which may adversely affect our ability to attract or retain key management and personnel.

Canopy USA may impact our third party business relationships.

Third parties with which we currently have business relationships, including banks, industry partners, customers and suppliers, may experience uncertainty associated with our U.S. strategy, including with respect to maintaining current or future relationships with us. While we believe, based on the advice of our legal advisors, that we currently comply with all applicable laws and regulations and that we will remain in compliance in the event that Canopy USA acquires Acreage, Wana or Jetty, exercises the Cultiv8 Option (as defined below) or converts the TerrAscend Exchangeable Shares into common shares of TerrAscend, there is a risk that our interpretation of laws, regulations, and guidelines, may differ from those of others, including those of our banks, industry partners, customers and suppliers. Such uncertainty could have a material and adverse effect on our current and future business, operations, results of operations, financial condition and prospects.

Risks Relating to Our Products

We are subject to risks and uncertainty regarding future product development.

We expect to derive a portion of our future revenues from the sale of new products, including Cannabis 2.0 products, some of which are still being actively developed and put into production. If we fail to adequately meet market demand for such products in a timely fashion, it may adversely affect our profitability.

We may not be successful in maintaining the consumer brand recognition and loyalty of our products.

We compete in a market that relies on innovation and the ability to react to evolving consumer preferences. Consumers in the cannabis market have demonstrated a degree of brand loyalty, but suppliers must continue to adapt their products in order to maintain their status among customers as the market evolves. Our continued success depends in part on our ability and our suppliers' ability to continue to differentiate the brand names we represent, own or license and maintain similarly high levels of recognition with target consumers. Trends within the cannabis industry change often and our failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced demand for our products.

Regulations have recently been and are likely to continue to be enacted in the future that would make it more difficult to appeal to consumers or to leverage the brands that we distribute, own or license. For example, the Canadian federal regulatory regime requires plain packaging on cannabis products in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse effect on our business, financial condition, results of operations and growth prospects, as it may be difficult to establish brand loyalty.

Furthermore, even if we are able to continue to distinguish our products, there can be no assurance that the sales, marketing and distribution efforts of our competitors will not be successful in persuading consumers of our products to switch to their products. Some of our competitors have greater access to resources than we do, which better positions them to conduct market research in relation to branding strategies or costly marketing campaigns. Any loss of consumer brand loyalty to our products or in our ability to effectively brand our products in a recognizable way could have a material adverse effect on our ability to continue to sell our products and maintain our market share, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our products have in the past and may in the future be subject to recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including, among other things, product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure.

While we have not experienced any recalls since 2019, if any of our products are recalled in the future for any reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. All customers who are potentially impacted would be notified, corrective actions would be put in place, and existing product and procedures would be re-tested and examined. We may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, or at all. In addition, product recalls have in the past and may in the future require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one or more of our products were subject to recall, our reputation and the reputation of that product could be harmed. A recall of one of our products could lead to decreased demand for that product or our other products and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada, the FDA, the DEA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, any product recall affecting the cannabis or hemp industries more broadly could lead consumers to lose confidence in the safety and security of the products sold by participants in these industries generally, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

There is limited long-term data with respect to the efficacy, side effects and safety of our products, and future clinical research studies on the effects of cannabis, hemp, cannabinoids and cannabis-based products may lead to conclusions that dispute or conflict with our understanding and belief regarding their benefits, commercial viability, safety, efficacy, dosing and social acceptance.

Research in Canada, the United States and internationally regarding the benefits, commercial viability, safety, efficacy, dosing and social acceptance of cannabis, hemp or isolated cannabinoids (such as CBD and THC) inhaled in dietary supplements, food or cosmetic products remains in early stages. There have been relatively few clinical trials or other controlled studies on the potential benefits of cannabis, hemp or isolated cannabinoids in dietary supplements, food, or cosmetic products and there is limited long-term data with respect to efficacy, side effects and/or interaction of these substances with human or animal biochemistry. As a result, our products could have unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions. In addition, if the products we sell do not or are not perceived to have the effects intended by the end user, this could have a material adverse effect on our business, financial condition and results of operations. See also "—*We are and may become subject to, or prosecute, litigation in the ordinary course of our manufacturing, marketing, distribution and sale of our products*", "—*We may be subject to product liability claims.*" and "—*Our products have in the past and may in the future be subject to recalls.*"

The statements made by us, including in this Form 10-K, concerning the potential benefits of cannabis, hemp and isolated cannabinoids are based on published articles and reports and therefore are subject to the experimental parameters, qualifications and limitations in such studies that have been completed. Although we believe that the existing public scientific literature generally supports our beliefs regarding the benefits, commercial viability, safety, efficacy, dosing and social acceptance of cannabis, hemp and cannabinoids, future research and clinical trials may cast doubt or disprove such beliefs, or could raise or heighten concerns regarding, and perceptions relating to, cannabis, hemp and cannabinoids, which could have a material adverse effect on the demand for our products with the potential to lead to a material adverse effect on business, financial condition, results of operations and growth prospects. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such literature. In particular, the FDA has raised concerns regarding the safety of CBD and cannabinoids, particularly in food and dietary supplements and gaps in the public scientific literature supporting the use of CBD by the general population.

The controversy surrounding vaporizers and vaporizer products and government regulations of vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). During this time, the focus has been on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some provinces, territories and municipalities in Canada have taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors, substances and concentration of substances used, or use of such vaporizers, however some Canadian provinces have already taken steps to reduce such restrictions.

Cannabis vaporizers in Canada are regulated under the *Cannabis Act*, Cannabis Regulations and other laws and regulations of general application. Negative public sentiment may prompt regulators to decide to further limit or defer the industry's ability to sell cannabis vaporizer products, and may also diminish consumer demand for such products. For instance, Health Canada enacted regulations that place stricter limits on the advertising and promotion of vaping products and make health warnings on vaping products mandatory, although such regulations explicitly exclude cannabis and cannabis accessories. The provincial government in Quebec has imposed provincial regulatory restrictions on the sale of cannabis vape products, and Health Canada is seeking to limit the flavors of inhaled cannabis extracts. The Cannabis Regulations prohibit promoting a cannabis extract or associated cannabis accessories in a manner that could cause a person to believe that it has the flavor of a confectionery, dessert, soft drink or energy drink. These actions, together with potential deterioration in the public's perception of cannabis containing vaping liquids, may result in a reduced market for our vaping products. There can be no assurance that we will be able to meet any additional compliance requirements or regulatory restrictions, or remain competitive in face of unexpected changes in market conditions.

Litigation pertaining to vaporizer products for nicotine is ongoing and that litigation could potentially expand to include our products, which would have a material adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

Future research may lead to findings that vaporizers, electronic cigarettes and related products are not safe for their intended use.

Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If a consensus were to develop among the scientific or medical community that the use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a development could also lead to litigation, reputational harm and significant regulation. Loss of demand for our products, product liability claims and increased regulation stemming from unfavorable scientific studies on vaporizer products could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to risks and uncertainty regarding our hemp operations.

A small part of our business in the last year involved products containing hemp. There is substantial uncertainty concerning the legal status of hemp and hemp products containing hemp-derived ingredients, including CBD. The status of products derived from the cannabis or hemp plant, under both U.S. federal and state law depends on the THC content of the plant or derivative (including whether the plant meets the statutory definition of "industrial hemp" or "hemp"), the part of the plant from which an individual or entity produces the derivative (including whether the plant meets the statutory definition of "marihuana" under the Controlled Substances Act ("CSA")), whether the cultivator, processor, manufacturer or product marketer engages in cannabis-related activities for research versus purely commercial purposes, as well as the form and intended use of the product. The mere presence of a cannabinoid (such as CBD) is not dispositive as to whether the product is legal or illegal. The FDA, for instance, has approved drugs containing synthetic THC, though not naturally derived THC. There may be difficulty in maintaining consistent strains with consistent low levels of THC sufficient to meet U.S. regulatory requirements.

Under U.S. federal law, products containing CBD may be unlawful if derived from cannabis (including hemp with a THC concentration greater than 0.3% on a dry weight basis), or if derived from hemp grown outside the parameters of an approved hemp pilot program or hemp cultivated in violation of the 2018 Farm Bill. Even after enactment of the 2018 Farm Bill, the DEA may not treat all products containing hemp-derived ingredients, including CBD, as exempt from the CSA. If the DEA takes action against us or other participants in the hemp industry, it could have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance. The number of competitors in the hemp industry is increasing, which could adversely affect our market share and demand for our products. Additionally, if the United States takes steps to legalize cannabis, the impact of such a development could result in new entrants into the market and increased levels of competition.

Additionally, the hemp industry may be impacted by perceived similarities or differences between hemp and cannabis. Consumers, vendors, landlords/lessors, industry partners or third-party service providers may incorrectly perceive hemp products as cannabis, thereby confusing them for having the THC content of cannabis or for being illegal under U.S. federal law, which potentially impacts our ability to sell our products or obtain the necessary services or supplies to manufacture, store or transport our products.

We may also be required to obtain and maintain certain permits, licenses and approvals in the jurisdictions where we source, process, or sell products derived from hemp. We may be unable to obtain or maintain any necessary permits, licenses or approvals. Additional government licenses are currently, and in the future, may be, required in connection with our operations, in addition to other unknown permits and approvals which may be required, including with respect to our other global operations. To the extent such permits, licenses and approvals are required and not obtained, we may be prevented from operating and/or expanding our business, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Additionally, hemp plants can be vulnerable to various pathogens, including bacteria, fungi, viruses and other miscellaneous pathogens. Such instances often lead to reduced crop quality, stunted growth and/or death of the plant. Moreover, hemp is "phytoremediative" (meaning that it may extract toxins or other undesirable chemicals or compounds from the ground in which it is planted). Various regulatory agencies have established maximum limits for pathogens, toxins, chemicals and other compounds that may be present in agricultural materials. If hemp used in our products is found to have levels of pathogens, toxins, chemicals or other undesirable compounds that exceed limits permitted by applicable law, it may have to be destroyed. Should the hemp used in our products be lost due to pathogens, toxins, chemicals or other undesirable compounds, or if we or our suppliers are otherwise unable to obtain hemp for use in our products on an ongoing basis, it may have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

Risks Relating to Regulation and Compliance

Cannabis is a controlled substance in the United States and therefore subject to the Controlled Substances Act.

We are indirectly involved in ancillary activities related to the cannabis industry in jurisdictions in the United States where local state law permits such activities and, by virtue of, among other transactions, the Acreage Arrangement, the Wana Options, the Jetty Options, the right to acquire 19.99% of the membership interests of Cultiv8 Interests, LLC (the "Cultiv8 Option"), the warrant to acquire 15% of the common units of Strix II, LLC (the "Strix Warrant") and our holding of securities in the capital of TerrAscend, we may be indirectly associated with the cultivation, processing or distribution of cannabis in the United States. In the United States, cannabis is regulated at both the federal and state levels. To our knowledge, there are to date a total of 39 states, and the District of Columbia, that have now passed legislation or legalized cannabis in some form, including California, Nevada, New York, New Jersey, Washington and Florida. Although several states allow the sale of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the CSA and, as such, cultivation, distribution, sale and possession of cannabis violates federal law in the United States. The inconsistency between federal and state laws and regulations may result in a loss of the value of our investments and alliances in these businesses.

While state regulation in certain U.S. states may take a permissive approach to medical and/or adult-use of cannabis, the CSA may still be enforced by U.S. federal law enforcement officials against individuals and companies operating in those states for activity that is legal under state law. If the U.S. Department of Justice opted to pursue a policy of aggressively enforcing U.S. federal law against financiers or equity owners of cannabis-related businesses, then Acreage, TerrAscend, Wana and Jetty, for instance, could face (i) seizure of their cash and other assets used to support or derived from their business activities; and/or (ii) the arrest of its employees, directors, officers, managers and/or investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis.

Based on the advice of our legal advisors with respect to the formation of Canopy USA, the transaction structure was intended to (i) permit us to remain able to represent that we comply with U.S. federal criminal law, particularly direct or indirect violations of the CSA (collectively, "Applicable Federal Law"); and (ii) ensure that (a) we do not, directly or indirectly, violate Applicable Federal Law; (b) we will not directly violate U.S. federal law as we do not cultivate, distribute, sell, or possess cannabis in the United States; (c) we do not violate indirect federal law (such as aiding and abetting, conspiracy, or Racketeer Influenced and Corrupt Organizations (RICO) Act) because we do not control or profit from companies that cultivate, distribute, sell, or possess cannabis in the United States; and (d) we do not violate anti-money laundering laws because no funds will flow from entities that cultivate, distribute, sell, or possess cannabis in the United States to us. In particular, based on the advice of our legal advisors, this will not be impacted in the event that Canopy USA acquires Acreage, Wana or Jetty, exercises the Cultiv8 Option or converts the TerrAscend Exchangeable Shares into common shares of TerrAscend. While we believe, based on the advice of our legal advisors, that we currently comply, and will continue to comply (in the event that Canopy USA acquires Acreage, Wana or Jetty, exercises the Cultiv8 Option or converts the TerrAscend Exchangeable Shares into common shares of TerrAscend), with all applicable laws and regulations, there is a risk that our interpretation of laws, regulations, and guidelines, may differ from those of others, including those of shareholders, government authorities, securities regulators, and stock exchanges. In the event of an aggressive enforcement policy, the U.S. Department of Justice could allege that we and the Board, and potentially our shareholders, "aided and abetted" violations of U.S. federal law as a result of the Acreage Arrangement, the Wana Options, the Jetty Options, the Cultiv8 Option, the Strix Warrant or other transactions involving us. In these circumstances, we may lose our entire investment and directors, officers and/or our shareholders may be required to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Conversely, in the event Canopy USA acquires Acreage, Wana or Jetty, exercises the Cultiv8 Option or converts the TerrAscend Exchangeable Shares into common shares of TerrAscend prior to federal permissibility of cannabis in the U.S., Canopy USA will not be in compliance with Applicable Federal Laws; however, based on the advice of our legal advisors, we do not believe this will have a material adverse effect on us since we intend to continue to hold the Non-Voting Shares.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on us, including our reputation and ability to conduct business, the listing of our securities on the TSX, Nasdaq or other exchanges, our financial position, operating results, profitability or liquidity or the market price of our listed securities. Overall, an investor's contribution to and involvement in our activities may result in federal civil and/or criminal prosecution, including forfeiture of his or her entire investment.

We operate in highly regulated industries where the regulatory environments are rapidly developing and we may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our operations are subject to various laws, regulations and guidelines by governmental authorities (including, in Canada, Health Canada and other federal, provincial, state and local regulatory agencies relating to, among other things, the cultivation, manufacture, processing, marketing, labeling, packaging, management, transportation, distribution, import, export, storage, sale, pricing and disposal of cannabis, hemp and cannabis-based products, and also including laws, regulations and guidelines relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment (including relating to emissions and discharges to water, air and land, and the handling and disposal of hazardous and non-hazardous materials and wastes). Our operations may also be affected in varying degrees by government regulations with respect to, among other things, price controls, import or export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Laws, regulations and guidelines, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services, as well as on our personnel (including management and the Board).

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the cultivation, production, processing, storage, transportation, distribution, sale, import and export, as applicable, of our products. The cannabis and hemp industries are still new, and in Canada, in particular, the *Cannabis Act* has no close precedent in Canadian law. Similarly, the regulatory regimes in the jurisdictions in which we and our strategic investments operate outside of Canada are new and are still being developed without close precedent in such jurisdictions. The effect of relevant governmental authorities' administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, necessary regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. For example, in the U.S., registered federal trademark protection is only available for goods and services that can be lawfully used in interstate commerce; the USPTO is not currently approving any trademark applications for cannabis, or certain goods containing hemp-derived CBD (such as dietary supplements and food) until the FDA and the USDA provides clearer guidance on the regulation of such products.

The regulatory environment for our products is rapidly developing, and the need to build and maintain robust systems to comply with different and changing regulations in multiple jurisdictions increases the possibility that we may violate one or more applicable requirements. While we endeavor to comply with all relevant laws, regulations and guidelines, any failure to comply with the regulatory requirements applicable to our operations could subject us to negative consequences, including, but not limited to, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, asset seizures, revocation or imposition of additional conditions on licenses to operate our business, the denial of regulatory applications (including, in the U.S., by other regulatory regimes that rely on the positions of the DEA, FDA and USDA in the application of their respective regimes), the suspension or expulsion from a particular market or jurisdiction or of our key personnel, or the imposition of additional or more stringent inspection, testing and reporting requirements, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, scheduled or unscheduled inspections of our facilities or facilities of our strategic investments or third party suppliers by applicable regulatory agencies could result in adverse findings that could require significant remediation efforts and/or temporary or permanent shutdown of our facilities or those of our strategic investments or third party suppliers. In the United States, failure to comply with FDA and USDA requirements (and analogous state agencies) may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. The outcome of any regulatory or agency proceedings, investigations, inspections, audits, and other contingencies could harm our reputation, require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our results of operations, financial condition and cash flows. Increasingly, communication and coordination among regulators has led in other industries to coordinated responses to regulatory and licensure applications. To the extent that regulators coordinate responses to license applications and regulatory conditions, limitations or denials of licenses in one jurisdiction may lead to denials in other jurisdictions. There can be no assurance that any pending or future regulatory or agency proceedings, investigations, inspections and audits will not result in substantial costs or a diversion of management's attention and resources, adversely impact our future growth plans and opportunities or have a material adverse effect on our business, financial condition and results of operations.

If any part of our business activities are found to be in violation of any of federal, state, provincial or local laws or any other governmental regulations, in addition to the items described above:

- we may be subject to "Warning Letters," untitled letters, fines, penalties, administrative sanctions, settlements, injunctions, product recalls and/or other enforcement actions arising from civil, administrative or other proceedings initiated that could adversely affect our business, financial condition, operating results, liquidity, cash flow and operational performance;

- the profits or revenues derived therefrom could be subject to anti-money laundering statutes, including the Money Laundering Control Act, which could result in significant disruption to our business operations and involve significant costs, expenses or other penalties; and

- our suppliers, service providers and distributors may elect, at any time, to breach, terminate or otherwise cease to participate in supply, service or distribution agreements, or other relationships, on which our operations rely.

We and our strategic investments are reliant on required licenses, authorizations, approvals and permits for our ability to grow, process, store and sell cannabis, hemp and cannabinoids which are subject to ongoing compliance, reporting and renewal requirements.

We are dependent on our existing licenses from Health Canada in order to grow, store, process and sell cannabis. These licenses are subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of these licenses or failure to maintain these licenses could have a material adverse effect on our business, financial condition, results of operations and growth prospects. There can be no guarantee that a license will be extended or renewed or, if extended or renewed, that it will be extended or renewed on terms that are favorable to us or that Health Canada will not revoke the licenses. Should we fail to comply with requirements of the licenses, should Health Canada not extend or renew the licenses, should they be renewed on different terms (including not allowing for anticipated capacity increases) or should the licenses be revoked or suspended, our business, financial condition, results of operations and growth prospects will be materially adversely affected.

In addition, our ability to grow our business may be dependent on securing and maintaining certain new licenses. Failure to comply with the requirements of any license application or failure to obtain and maintain the appropriate licenses with the relevant authorities would have a material adverse effect on our business, financial condition, results of operations and growth prospects. There can also be no guarantees that regulatory authorities will issue the required licenses to us.

Changes in the laws, regulations and guidelines governing cannabis and hemp may adversely affect our business.

Our current operations are subject to various laws, regulations and guidelines promulgated by governmental authorities (including, in Canada, Health Canada and, in the U.S., the FDA, the USDA, DEA, FTC and USPTO, and analogous state agencies) relating to the marketing, acquisition, manufacture, packaging/labeling, management, transportation, storage, sale and disposal of cannabis or hemp. We are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment (including relating to emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes). Additionally, our growth strategy continues to evolve as regulations governing the cannabis industry in the jurisdictions in which we operate become more fully developed. Interpretation of these laws, rules and regulations and their application to our operations is ongoing. No assurance can be given that new laws, regulations and guidelines will not be enacted or that existing laws, regulations and guidelines will not be amended, repealed or interpreted or applied in a manner which could require extensive changes to our operations, increase compliance costs, give rise to material liabilities or a revocation of our licenses and other permits, restrict the growth opportunities that we currently anticipate or otherwise limit or curtail our operations. Amendments to current laws, regulations and guidelines governing the production, sale and use of cannabis and cannabis-based products, more stringent implementation or enforcement thereof or other unanticipated events, including changes in political conditions and/or regimes or political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labor unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation, governmental regulations relating to foreign investment and the cannabis business more generally, and changes in attitudes toward cannabis, are beyond our control and could require extensive changes to our operations, which in turn may result in a material adverse effect on our business, financial condition, results of operations and growth prospects.

While the production of cannabis in Canada is under the regulatory oversight of the Canadian federal government, the distribution and retail sale of adult-use cannabis in Canada falls within the jurisdiction of the provincial and territorial governments. The impact of the legislation regulating adult-use cannabis passed in such provinces and territories on the cannabis industry and on our business plans and operations is uncertain. Certain Canadian provinces and territories have announced certain restrictions that are more stringent than the federal rules or regulations such as retail sale and marketing restrictions, bans on certain types of cannabis products, raising minimum age of purchase and flavor restrictions. For example, Quebec does not currently permit sales of cannabis vaporizers and limits the sale of other high THC non-edible cannabis products. In April 2023, the Supreme Court of Canada affirmed the provinces' power to enact regulations that are more restrictive than the federal regime. In addition, the distribution and retail channels and applicable rules and regulations in the provinces continue to evolve, and our ability to distribute and retail cannabis products in Canada is dependent on the ability of the provinces and territories of Canada to establish licensed retail networks and outlets. There is no guarantee that the applicable legislation regulating the distribution and sale of cannabis for adult-use purposes will allow for the growth opportunities we currently anticipate and may result in a material adverse effect on our business, financial condition and results of operations. In December 2023, Health Canada released guidance on cannabis products deliberately made with intoxicating cannabinoids other than delta-9-THC. Health Canada defines "intoxicating cannabinoids" as cannabinoids that bind to and activate the type 1 cannabinoid receptor (CB1 receptor) and the guidance includes a list of 9 cannabinoids which can be revised as new evidence becomes available. This guidance recommends that cannabis license holders apply the regulatory controls (including limits on the amount of cannabinoids in certain products) currently applicable to delta-9-THC to all other cannabinoids that Health Canada considers to be "intoxicating cannabinoids" in order to minimize the risks of accidental consumption, overconsumption and adverse effects. This guidance comes at a time when various provincial regulators (such as those in Ontario, British Columbia and Alberta) are actively evaluating whether to permit the sale of or how to evaluate limits on the levels of certain cannabinoids (such as tetrahydrocannabivarin and cannabinol). Provincial and territorial distributors may take different positions on the sale and distribution of products with various cannabinoids and may decide to ban, limit or implement new guidance on the types of cannabis products permitted for sale in each of their jurisdictions (including in response to Health Canada's guidance on intoxicating cannabinoids) which may result in some or all of our products being viewed as non-compliant with applicable law or non-binding policy guidance.

Furthermore, additional countries continue to pass laws that allow for the production and distribution of cannabis in some form or another. We have some subsidiaries, investments and strategic alliances in place outside of Canada, which may be affected if more countries legalize cannabis. Increased international competition and limitations placed on us by Canadian regulations might lower the demand for our products on a global scale. We also face competition in each jurisdiction outside of Canada where we have subsidiaries, investments and strategic alliances with local companies that have more experience, more in-depth knowledge of local markets or applicable laws, regulations and guidelines or longer operating histories in such jurisdictions.

We are subject to certain restrictions of the TSX and Nasdaq, which may constrain our ability to expand our business in the United States.

The Canopy Shares are currently listed on the TSX and Nasdaq, and accordingly, so long as we choose to continue to be listed on these exchanges, we must comply with the TSX and Nasdaq requirements or guidelines when conducting business, especially when pursuing opportunities in the United States.

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the "TSX Requirements") to TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Although we believe that we currently comply with all applicable laws and regulations, including the TSX Requirements, there is a risk that our interpretation may differ from the TSX and failure to comply with the TSX Requirements could result in a delisting of the Canopy Shares from the TSX or the denial of an application for certain approvals, such as to have additional securities listed on the TSX, which could have a material adverse effect on the trading price of the Canopy Shares and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

While Nasdaq has not issued official rules specific to the cannabis or hemp industry, stock exchanges in the United States, including Nasdaq, have historically refused to list certain cannabis-related businesses, including cannabis retailers, that operate primarily in the United States. In connection with our creation of Canopy USA, Nasdaq Regulation indicated its position that companies that consolidate "the assets and revenues generated from activities in violation under federal law cannot continue to list on Nasdaq." Canopy USA exercised its options to acquire Wana and Jetty on May 6, 2024. As of April 30, 2024, Canopy Growth has deconsolidated the financial results of Canopy USA and has a non-controlling interest in Canopy USA as of such date, which will be accounted for as an equity method (fair value) investment until such time as a Stock Exchange Permissibility Date occurs. Based on our discussions with the OCA, we believe that the SEC would not object to the deconsolidation of the financial results of Canopy USA from the Company's financial statements in accordance with U.S. GAAP once Canopy USA acquires Wana, Jetty or the Fixed Shares of Acreage. However, there can be no assurance that the SEC will agree with the Company's accounting treatment of Canopy USA in the future. Failure to comply with any requirements imposed by Nasdaq could result in the delisting of the Canopy Shares from Nasdaq or denial of any application to have additional securities listed on Nasdaq, which could have a material adverse effect on the trading price of the Canopy Shares.

Federal law in the United States may impose restrictions on our ability to bank with certain institutions, repatriate funds to Canada or pay dividends to shareholders.

The U.S. federal prohibitions on the sale of cannabis may result in us or Canopy USA being restricted from accessing the U.S. banking system, and we or Canopy USA may be unable to deposit funds in federally insured and licensed banking institutions. Banking restrictions could be imposed due to institutions not accepting payments and deposits. We are, and Canopy USA will be upon exercise of any of the Jetty Options, Wana Options or Acreage Option, as applicable, at risk that any of our and Canopy USA's bank accounts could be closed at any time. Such risks increase our costs and our ability to handle any revenue received. In addition, activities in the U.S., and any proceeds derived thereof, may be considered proceeds of crime due to the fact that cannabis remains federally illegal in the U.S. This may restrict our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

We may be subject to heightened scrutiny by regulatory authorities.

Any future investments, joint ventures or operations in the United States, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and/or the United States. As a result, we may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on our ability to invest in the United States or any other jurisdiction, in addition to those described herein.

We are constrained by law in our ability to market and advertise our products.

Our marketing and advertising are subject to regulation by various regulatory bodies in the jurisdictions we operate. In Canada, the development of our business and related results of operations may be hindered by applicable regulatory restrictions on sales and marketing activities. For example, the regulatory environment in Canada limits our ability to compete for market share in a manner similar to other industries. Furthermore, the applicable regulatory restrictions on sales and marketing activities are not always clear, may be subject to interpretation and have in the past, and may in the future, be interpreted or applied inconsistently by the applicable Canadian regulatory agencies, which have broad interpretative and enforcement discretion with respect to such activities. This may result in such restrictions on sale and marketing activities being interpreted unfavorably by a regulatory agency against some market participants, including us, but not others. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and results of operations could be adversely affected. See "Business–Canadian Regulatory Framework."

In the United States, our advertising is subject to regulation by the USDA, the FTC under the Federal Trade Commission Act, and the FDA under the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994, and by state agencies under analogous and similar state and local laws and regulations. In recent years, the FTC, the FDA, USDA and state agencies have initiated numerous investigations of food and dietary supplement products both because of their CBD content and based on allegedly deceptive or misleading marketing claims and have, on occasion, issued "Warning Letters" or instituted enforcement actions due to such claims. Some U.S. states also permit content, advertising and labeling laws and regulations to be enforced by state attorneys general, who may seek civil and criminal penalties, relief for consumers, class action certifications, class wide damages and recalls of products sold by us. There has also been an increase in private litigation that seeks, among other things, relief for consumers, class action certifications, class wide damages and recalls of products. We have been subject to such litigation in Canada and may be subject to additional private class action litigation. Any actions against us by governmental authorities or private litigants could have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

On April 13, 2023, the FTC also announced an initiative to impose greater scrutiny of the substantiation of claims made in advertising, specifically with regard to claims of health or nutritional benefits from supplements and other over the counter products. The initiative involved sending notices to approximately 670 companies involved in the marketing of OTC drugs, homeopathic products, dietary supplements, or functional foods, that the companies could incur significant civil penalties if they fail to adequately substantiate their product claims in ways that run counter to the litigated decisions of prior FTC administrative cases.

In guidance issued on December 20, 2022, the FTC issued updated guidance on Health Products compliance, restating its general policy of requiring that if a company makes a claim about the health or safety benefits of a product, that claim must be based on scientific evidence. If a company claims that its product can cure, mitigate, or treat a serious disease such as cancer or heart disease, it must back up that claim through the accepted standards of scientific testing, a more stringent standard than the FDA has generally applied under the Dietary Supplement Health & Education Act of 1994. Under that Act, the FDA has generally required only that the advertising and labeling be truthful and not misleading, and does not require that supplements be regulated to the same level of scientific evidence as required for drugs.

Canopy Growth believes that the labeling and advertising of its products are truthful, not misleading, and are supported by reasonable evidence. However, we cannot give any assurances of the FTC's views of what degree of scientific or other evidence may be required in its view to substantiate implied and express claims. While we no longer sell a significant amount of hemp derived products in the U.S., if the FTC were to bring administrative proceedings, the Company would be required to incur expenses to defend its labeling and could be required to develop additional supporting evidence or to change its advertising and labeling. To date the Company has not received any FTC requests.

We are subject to a number of federal, state, and foreign environmental and safety laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Accordingly, we will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Further, compliance with GMP requires satisfying additional standards for the conduct of our operations and subjects us to ongoing compliance inspections in respect of these standards in connection with our GMP certified facilities. Compliance with safety, health and environmental laws and regulations can require significant expenditures, and failure to comply with such safety, health and environmental laws and regulations may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, the imposition of clean-up costs resulting from contaminated properties, the imposition of damages and the loss of or refusal of governmental authorities to issue permits or licenses to us or to certify our compliance with GMP standards. Exposure to these liabilities may arise in connection with our existing operations, our historical operations and operations that we may undertake in the future. We could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurance that we will at all times be in compliance with all safety, health and environmental laws and regulations notwithstanding our attempts to comply with such laws and regulations.

Anti-money laundering and other banking laws and regulations can limit our ability to access financing and hamper our growth.

We are subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of our operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation, such transactions may be viewed as proceeds of crimes under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while we have no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by us could reasonably be shown to constitute proceeds of crime, we may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

In February 2014, FinCEN of the U.S. Department of the Treasury issued the FinCEN Marijuana-Related Guidance. The FINCEN Marijuana-Related Guidance states that in some circumstances, it may not be appropriate to prosecute banks that provide services to marijuana-related businesses for violations of federal money laundering laws. It refers to supplementary guidance that then Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on Cannabis-related violations of the CSA. It is unclear at this time whether the current or future administrations will follow the guidelines of the FINCEN Marijuana-Related Guidance.

Following the passage of the 2018 Farm Bill, FinCEN, along with other federal banking regulators, released the FinCEN Hemp Statement. In June 2020, FinCEN issued the FinCEN Hemp Guidance. The FinCEN Hemp Statement and FinCEN Hemp Guidance provided financial institutions with anti-money laundering risk considerations for hemp-related businesses to ultimately enhance the availability of financial services for, and the financial transparency of, hemp-related businesses in compliance with federal law. The FinCEN Hemp Statement and FinCEN Hemp Guidance do not replace or supersede the FinCEN Marijuana-Related Guidance.

Under U.S. federal law, banks or other financial institutions that provide a Cannabis-related business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy. As a result, we may have limited or no access to banking or other financial services in the United States and we may be unable to deposit funds in federally insured and licensed banking institutions. Banking restrictions could be imposed due to institutions not accepting payments and deposits. We are at risk that any of our bank accounts could be closed at any time. The inability or limitation on our ability to open or maintain bank accounts in the United States, to obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct our business as planned in the United States. Such risks increase our costs and our ability to handle any revenue received. Although multiple legislative reforms related to cannabis and cannabis-related banking are currently being considered by the federal government in the United States, such as the Secure and Fair Enforcement Banking Act, there can be no assurance that this or any similar legislation will become law in the United States.

We could be adversely affected by violations of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act and other similar anti-bribery laws.

Our business is subject to the Corruption of Foreign Public Officials Act (Canada), the FCPA and other similar laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to government officials for the purpose of obtaining or retaining business. In addition, we are or will be subject to the anti-bribery laws of any other countries in which we conduct business now or in the future. Our policies mandate compliance with these anti-corruption and anti-bribery laws. Our employees or other agents may, without our knowledge and despite our efforts, engage in conduct prohibited under our policies and procedures and under anti-bribery laws, for which we may be held responsible. There can be no assurance that our internal control policies and procedures will always protect us from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by our affiliates, employees, contractors or agents. If our employees or other agents are found to have engaged in such practices, we could suffer severe criminal and/or civil penalties and other consequences that may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We must rely on local counsel and consultants with respect to laws and regulations in countries outside of Canada.

The legal and regulatory requirements in the foreign countries in which we operate with respect to the cultivation and sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business, financial condition, results of operations and growth prospects, and to assist with governmental relations. We must rely, to some extent, on those members of management and our board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. We also rely on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition, results of operations and growth prospects.

Any rescheduling of U.S. Schedule I cannabis to Schedule III would have an uncertain impact on our business.

In August 2023, the HHS recommended that the DEA move marijuana from Schedule I to Schedule III under the CSA and on May 16, 2024, the DEA issued a proposed rule to reclassify marijuana from its current classification as a Schedule I drug to a Schedule III drug. There can be no assurance that the proposed DEA rule will go into effect in its present form or at all, and the impacts of any such adoption on our business and competitive position are unclear. For example, rescheduling marijuana from Schedule I to Schedule III may be accompanied by additional regulatory obligations as prerequisite to participate in the U.S. market, and it may provide a greater benefit to the businesses of our competitors than our business, including by providing favorable tax treatment to their U.S. operations. The rescheduling of marijuana from Schedule I to Schedule III could result in significant volatility in the market for the Canopy Shares. To the extent that market speculation results in an increase in the price of the Canopy Shares, the price of the Canopy Shares could decline significantly thereafter if the DEA fails to act on the recommendation or investor optimism fades.

Risks Relating to Competition, Performance and Operations

We may not successfully execute our business strategy.

We may be unable to pursue our business strategy in the future at the desired pace or at all. We may be unable to, among other things, identify suitable companies to acquire or invest in; complete acquisitions on satisfactory terms; successfully expand our infrastructure and sales force to support growth; achieve satisfactory returns on acquired companies, particularly in countries where we do not currently operate; or enter into successful business arrangements for technical assistance or management expertise outside of North America.

In addition, the process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of management's attention and financial and other resources. We can give no assurance that we will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we succeed in expanding our existing businesses, such expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, our personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in countries outside of North America. Consequently, in order to manage growth effectively, we may be required to increase expenditures to increase our physical resources, expand, train and manage our employee base, improve management, financial and information systems and controls, or make other capital expenditures. Our business, financial condition, results of operations and growth prospects could be adversely affected if we encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

We have been and may in the future be required to write down inventory due to downward pressure on market prices, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

At the end of each reporting period, management performs an assessment of inventory obsolescence, prices and demand to measure inventory at the lower of cost and net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We also consider factors such as slow-moving or non-marketable products in our determination of obsolescence. As a result of this assessment, inventory write-downs have occurred on a few occasions in the past and may occur from period to period in the future. Continued pricing pressures in the markets in which we operate may result in further inventory write-downs. We have had a series of inventory write-downs due to price compression in the cannabis market. We expect these write-downs to continue as pricing pressures remain elevated. These inventory write-downs have in the past and may in the future have a material adverse effect on our results of operations and financial position.

We may not be able to supply the provincial purchasers in various provinces and territories of Canada with our products in the quantities or prices anticipated, or at all.

A significant component of our current revenues are dependent upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of our products with retail customers. If our supply agreements with certain Canadian provinces are amended, terminated or otherwise altered, our sales and operating results could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our supply arrangements with provincial purchasers, each of which we understand to be substantially similar in all material respects with the supply arrangements entered into with the other license holders in the Canadian cannabis industry, do not contain any binding minimum purchase obligations on the part of the relevant provincial purchaser.

We expect purchase orders to be primarily driven by end-consumer demand for our products and the relevant provincial purchaser supply at the relevant time. Accordingly, we cannot predict the quantities of our products that will be purchased by the provincial purchasers, or if our products will be purchased at all. Provincial purchasers may change the terms of the supply agreements at any time during the supply relationship including on pricing, have broad rights of return of products and are under no obligation to purchase our products or maintain any listings of our products for sale. As a result, provincial purchasers have a significant amount of control over the terms of the supply arrangements.

The adult-use cannabis market in Canada has in the past been and may in the future become oversupplied.

Numerous additional cannabis producers have and may continue to enter the Canadian market. We and such other cannabis producers have in the past produced and may in the future produce more cannabis than is needed to satisfy the collective demand of the Canadian medical and adult-use markets, and we may be unable to export that over-supply into other markets. As a result, the available supply of cannabis could exceed demand, which has in the past, and may in the future, result in significant inventory write downs and downward pressure on wholesale prices of our products.

We must rely largely on our own market research and internal data to forecast sales and market demand and market prices, which may differ from our forecasts.

Given the early stage of the cannabis and hemp industries, we rely largely on our own market research and internal data to forecast industry trends and statistics as detailed forecasts are, with certain exceptions, not generally available from other sources. A failure in the demand for our products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may be unsuccessful in competing in the legal adult-use cannabis market in Canada and Germany.

We face competition from a large number of existing license holders licensed under the *Cannabis Act*. Certain of these competitors may have significantly greater financial, production, marketing, research and development and technical and human resources than we do. As a result, our competitors may be more successful than us in gaining market penetration and market share in the adult-use cannabis industry in Canada. Our commercial opportunity in the adult-use market could be reduced or eliminated if our competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient or less expensive than the products that we produce, have greater sales, marketing and distribution support than our products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over our products or receive more favorable publicity than our products. If our adult-use products do not achieve an adequate level of acceptance by the adult-use market, we may not generate sufficient revenue from these products, and our adult-use business may not become profitable.

The *Cannabis Act* allows individuals over the age of 18 to legally cultivate up to four cannabis plants per household provided that each plant meets certain requirements, subject to any restrictions on these activities imposed in certain provinces and territories. If we are unable to effectively compete with other suppliers to the adult-use cannabis market, or a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, our adult-use business may be adversely affected.

In addition, the *Cannabis Act* allows for licenses to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Similar to the Canada, Germany now allows for limited household cultivation of cannabis and the personal possession of cannabis for medical consumption. As is the potential risk in Canada, if we are unable to effectively compete with other suppliers to the adult-use cannabis market in Germany, or a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, our adult-use business may be adversely affected.

We face competition from the illegal cannabis market in every market we sell our products.

We face competition from illegal market participants that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, using flavors or other additives or engaging in advertising and promotion activities that we are not permitted to. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs and they may be able to sell products with significantly higher cannabinoid potencies or which include ingredients that are prohibited by law. The perpetuation of the illegal market for cannabis may have a material adverse effect on our business, financial condition, results of operations and growth prospects, as well as the perception of cannabis use.

Regulatory non-compliance by licensed cannabis competitors may have an adverse effect on our business, results of operations and financial condition.

In addition to competition from illegal market participants, we may also face competition from licensed cannabis competitors that fail to comply with the regulations governing the cannabis industry when developing and selling cannabis products. These competitors may be able to produce and sell products with significantly higher cannabinoid potencies or which include ingredients that are prohibited by law. If regulatory authorities are delayed in, or fail to, effectively restrict the sale and distribution of such non-compliant cannabis products by our competitors, there may be a material adverse effect on our business, results of operations and financial condition, as well as the perception of cannabis use.

The Canadian excise duty framework may affect our profitability.

Canada's excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold licenses issued by the Canada Revenue Agency ("CRA") required to comply with this excise framework. Any change in the rates or application of excise duty to cannabis products sold by us in Canada, and any restrictive interpretations by the CRA or the courts of the provisions of the Excise Act, 2001 (which may be different than those contained in the *Cannabis Act*) may affect our profitability and ability to compete in the market.

In 2023, we restated certain of our previously issued financial statements which was time-consuming and expensive and could expose us to additional risks that could have a negative effect on us. The restatement has led to shareholder litigation and may in the future lead to additional shareholder litigation.

In 2023, we restated our previously issued (i) audited consolidated financial statements for the fiscal year ended March 31, 2022, included in the Form 10-K for such period, and (ii) unaudited consolidated financial statements for the quarterly periods ended June 30, 2022, September 30, 2022 and December 31, 2022, included in the Form 10-Qs for such quarterly periods (collectively, the "Prior Financial Statements"). The restatement process was time consuming and expensive and could expose us to additional risks that could have a negative effect on us. In particular, we incurred substantial unanticipated expenses and costs, including audit, legal and other professional fees, in connection with the BioSteel Review, the restatement of the Prior Financial Statements and the remediation of material weaknesses in our internal control over financial reporting. Our management's attention was also diverted from some aspects of the operation of our business in connection with the BioSteel Review and restatement of the Prior Financial Statements and the remediation efforts. In addition, the restatement and related matters could impair our reputation and could cause our counterparties to lose confidence in us. Each of these occurrences could have an adverse effect on our business, results of operations, financial condition and stock price.

In addition, putative class action lawsuits alleging violations of securities laws have been filed against the Company and members of its management in connection with the restatement of the Prior Financial Statements. Substantial damages or other monetary remedies assessed against the Company could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additional lawsuits may be commenced against the Company and its officers and directors based in part or whole on allegations related to the restatement of the Prior Financial Statements. As with any substantial litigation, the Company expects to devote significant time, attention and resources to the defense of the litigation, which may have a material adverse effect on the Company even if the litigation is resolved in a manner favorable to the Company, and cannot predict when or how the litigation will be resolved or estimate what the potential loss or range of loss would be, if any.

Failure to establish and maintain effective internal control over financial reporting may result in us not being able to accurately report our financial results, which could result in a loss of investor confidence and adversely affect the market price of the Canopy Shares.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP (as defined below). Our internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A failure to prevent or detect errors or misstatements may result in a decline in the price of the Canopy Shares and harm our ability to raise capital in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses or significant deficiencies in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of the Canopy Shares. For example, as disclosed under "Item 9A. Controls and Procedures" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023 ("2023 Form 10-K"), in connection with preparing our financial statements for the year ended March 31, 2023, management concluded that material weaknesses existed in our internal control over financial reporting due to an ineffective control environment, which contributed to the following material weaknesses: (i) the accounting for sales recorded by the prior BioSteel segment, which resulted in material misstatements relating to revenue and trade receivables, particularly with respect to the timing and amount of revenue recognition; and (ii) IT general control deficiencies that aggregated to a material weakness. In addition, due to the same material weaknesses, we determined that our disclosure controls and procedures were not effective as of March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023. Although we have remediated the material weaknesses and ineffectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, there can be no assurance that we will not identify new material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the price of the Canopy Shares and harm our ability to raise capital. In this regard, we were unable to file our 2023 Form 10-K on a timely basis due to the material weaknesses discussed above and the related restatement of the Prior Financial Statements, which adversely affected the price of the Canopy Shares and our ability to raise capital. We cannot provide assurance that we will be able to file our financial reports on a timely basis in the future. Failure to accurately report our financial performance on a timely basis could also jeopardize our listing on the TSX and/or Nasdaq. Delisting of the Canopy Shares on any stock exchange would have implications pursuant to our Credit Agreement, including interest rate increases and/or an event of default and reduce the liquidity of the market for the Canopy Shares, which would likely reduce the price of, and increase the volatility of, the price of the Canopy Shares.

We do not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all error or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization will be detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the price of the Canopy Shares.

In addition, acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that are acquired by us may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

We rely on third-party manufacturers and distributors to manufacture and distribute our products, and those third parties may not perform their obligations.

We rely on third-party manufacturers, distributors and other courier services, and may in the future rely on other third parties, to manufacture and distribute our products. If these third-parties do not successfully carry out their contractual obligations or terminate or suspend their contractual arrangements with us, if there is a delay or interruption in the manufacture distribution of our products or if these third parties damage our products, it could adversely affect our revenue and may require significant management attention. As we rely more heavily on third-party manufacturing, our success may be contingent on procuring favorable terms under manufacturing arrangements with license holders. In addition, any damage to our products due to acts or omissions of our third-party distributors, such as product spoilage or improper storage or handling, could expose us to potential product liability, damage our reputation and the reputation of our products or brands or otherwise harm our business.

We are vulnerable to third-party transportation risks.

We depend on fast and efficient courier services to distribute our products to our customers. Any prolonged disruption of this courier service could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Rising costs associated with the courier services that we use to ship our products may also adversely affect our business and our ability to operate profitably.

Due to the nature of our products, security of the product during transportation to and from facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on our business, financial condition, results of operations and growth prospects. Any breach of the security measures during transport or delivery, including any failure to comply with applicable recommendations or requirements, could also have an impact on our ability to continue operating under our current licenses or impact the prospects of renewing our licenses.

The inability of our customers or suppliers to meet their financial or contractual obligations to us may result in disruption to our supply chain and operations and could result in financial losses.

We have exposure to several customers who are license holders and, at least some of these customers are experiencing financial difficulties. In addition, we also face exposure to our third-party hemp, cannabis products and non-cannabis product suppliers who may face financial difficulties, which would impact our supply of hemp, cannabis products and non-cannabis products. We have in the past, and may in the future, have disruptions in our supply chain and need to take allowances against and need to write off receivables due to the creditworthiness of these customers.

Further, the inability of these customers to purchase our products could have a material adverse effect on our results of operations.

Our business may be impacted as a result of increased rates of inflation.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including changes in inflation, interest rates and overall economic conditions and uncertainties. We have experienced significant inflationary pressures, including, in particular, on wages, and pricing with third-party suppliers and manufacturers. Increased inflation could reduce our purchasing power and result in negative impacts on the ability to obtain goods and services required for the operation of our business or to pass on rising costs to our customers. To the extent that we are unable to offset such cost inflation through higher prices of our offerings or other cost savings, there could be a negative impact on our business, sales and margin performance, net income, cash flows and the trading price of the Canopy Shares.

Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.

Our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We, or the cannabis and hemp industries more generally, may receive unfavorable publicity or become subject to negative consumer perception.

We believe that the cannabis and hemp industries are highly dependent upon broad social acceptance and consumer perception regarding the safety, efficacy and quality of the cannabis and hemp products, as well as consumer views concerning regulatory compliance. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, market rumors or speculation and other publicity regarding the consumption or effects thereof of cannabis and hemp products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis or hemp markets or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the cannabis industry, and therefore demand for our products and services, our business, financial condition, results of operations and cash flows.

Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the demand for our products, and our business, financial condition, results of operations and cash flows. Further, adverse publicity, reports or other media attention regarding the safety, efficacy and quality of cannabis or hemp in general, or our products specifically, or associating the consumption or use of cannabis or hemp with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products legally, appropriately or as directed.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views on our operations and activities and the cannabis and hemp industries in general, whether true or not. Social media permits user-generated content to be distributed to a broad audience which can respond or react, in near real time, with comments that are often not filtered or checked for accuracy. In most cases, we do not have the ability to filter such comments or verify their accuracy. Accordingly, the speed with which negative publicity (whether true or not) can be disseminated has increased dramatically with the expansion of social media. The dissemination of negative or inaccurate posts, comments or other user-generated content about us on social media (including those published by third-parties) could damage our brand, image and reputation or how the cannabis or hemp industries are perceived generally, which could have a material adverse effect on the market for our products and thus on our business, financial condition and results of operations.

In addition, certain businesses may have strong economic opposition to the cannabis or hemp industries. Lobbying by such groups, and any resulting inroads they might make in halting or rolling back the cannabis and hemp movements, could affect how the cannabis or hemp industries are perceived by others and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Moreover, the parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis or hemp related business activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Any third-party service provider or supplier could suspend or withdraw its services to us if it perceives that the potential risks exceed the potential benefits to such services. For example, we face challenges making U.S. dollar wire transfers or engaging any third-party service provider or supplier with a substantial presence where cannabis is not federally legal (including the United States). In these circumstances, while we believe that such services can be procured from other institutions, we may in the future have difficulty maintaining existing, or securing new, bank accounts or clearing services, service providers or other suppliers.

Although we take care in protecting our image and reputation, we do not ultimately have control over how we or the cannabis or hemp industries are perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our business strategy and realize on our growth prospects, thereby having a material adverse effect on our business, financial condition, results of operations and growth prospects.

The markets that we operate in are increasingly competitive, and we may compete for market share with other companies, both domestically and internationally, that may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

The markets for cannabis and hemp are competitive and evolving and we face intense competition from both existing and emerging companies that offer similar products. Some of our current and potential competitors may have longer operating histories, greater financial, marketing and other resources and larger customer bases than we have. In addition, there is potential that the cannabis and hemp industries will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities and product offerings that are greater than ours. As a result of this competition, we may be unable to maintain our operations or develop them as currently proposed on terms we consider acceptable, or at all. Increased competition by larger, better-financed competitors with geographic advantages could adversely affect our business, financial condition, results of operations and growth prospects. For example, we may not be able to enter into supply agreements or negotiate favorable prices. In addition, competitive factors may result in us being unable to enter into desirable arrangements with new partners, to recruit or retain qualified employees or to acquire the capital necessary to fund our capital investments.

Given the rapid changes affecting global, national and regional economies generally, and the cannabis and hemp industries in particular, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to respond to, among other things, changes in the economy, regulatory conditions, market conditions and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material and adverse effect on our business, financial condition, operating results, liquidity, cash flow and operational performance.

In Canada, the number of licenses granted, and the number of license holders ultimately authorized by Health Canada, could also have an impact on our business, financial condition, results of operations and growth prospects. We expect to face additional competition from new market entrants that are granted licenses under the *Cannabis Act* or existing license holders which are not yet active in the industry. If a significant number of new licenses are granted by Health Canada in the near term, we may experience increased competition for market share and may experience downward price pressure on our products as new entrants increase production. We may also face competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid license. A significant number of illegal dispensaries are still in operation, providing additional competition.

If the number of users of medical and/or adult-use cannabis increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, sales and customer support. We may not have sufficient resources to maintain research and development, sales and customer support efforts on a competitive basis, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Furthermore, the Canadian federal authorization of home cultivation, outdoor grow, and the easing of other barriers to entry into a Canadian adult-use cannabis market, could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Additionally, the legal landscape for medical and adult-use cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another, and some of these countries may pass laws allowing for the production and distribution of adult-use cannabis as well. Increased international competition could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activity that violates: (i) applicable laws and regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse of federal, state and provincial laws and regulations; or (iv) laws and regulations that require the true, complete and accurate reporting of financial information or data. It is not always possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are brought against us, and we are not successful in defending us or asserting our rights, those actions could have a material adverse effect on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment of our operations, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our production facilities are integral to our operations and any adverse changes or developments affecting our facilities may affect our business, financial condition, results of operations and growth prospects.

Our activities and resources are focused on various production and manufacturing facilities. The licenses held by us are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, an inability to successfully grow cannabis plants or produce finished goods, unanticipated cost overruns in growing or producing products, an outbreak of a communicable illness or a force majeure event, could have a material and adverse effect on our business, financial condition, results of operations and growth prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by regulatory agencies, could also have an impact on our ability to continue operating under our licenses or the prospect of renewing our licenses or could result in a revocation of our licenses.

All facilities continue to operate with routine maintenance. We bear many, if not all, of the costs of maintenance and upkeep at our facilities, including replacement of components over time. Our operations and financial performance may be adversely affected if we and our facilities are unable to keep up with maintenance requirements.

Certain contemplated capital expenditures in Canada, including the construction of additional cultivation rooms or cannabis storage areas, will require Health Canada approval. There is no guarantee that Health Canada will approve expansions and/or renovations, which could adversely affect our business, financial condition, results of operations and growth prospects.

We are subject to risks inherent in an agricultural business, including the risk of crop failure.

We grow cannabis, which is an agricultural process. As such, our business is subject to the risks inherent in the agricultural business, including risks of crop failure presented by weather, insects, plant diseases and similar agricultural risks. Although we primarily grow our products indoors under climate-controlled conditions, we also have certain outdoor cultivation capacity and there can be no assurance that natural elements, such as insects and plant diseases, will not interrupt our production activities or have an adverse effect on our business, financial condition, results of operations and growth prospects.

The majority of our assets are the capital stock of our material subsidiaries; therefore our investors are subject to the risks attributable to our material subsidiaries, which generate substantially all of our revenues.

The majority of our assets are the capital stock of our material subsidiaries. We conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.

We are and may become subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and our failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business.

We maintain an array of sensitive information, including confidential business and personal information in connection with our operations, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand and we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of collecting, using, disclosing and processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, state laws addressing sensitive data, such as biometric information, federal and state security breach notification laws and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. While the United States lacks a nationwide privacy law of general applicability, certain state laws govern the privacy and security of personal information, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. For example, the California Consumer Privacy Act ("CCPA"), which took effect on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Further, the California Privacy Rights Act ("CPRA"), which took effect on January 1, 2023 and with enforcement beginning July 1, 2023, amended and expanded the CCPA, giving California residents additional control over their personal information and imposing further obligations on businesses processing the personal information of California residents. The CPRA includes the creation of a privacy-specific enforcement agency, the first of its kind in any U.S. state, which will be responsible for enforcing the new law. Additional states, including, but not limited to, Colorado, Virginia, Connecticut, Indiana, Iowa, Tennessee, Texas and Utah, have also adopted state-specific privacy regimes similar to California's law and to legal regimes in place outside the United States. The state-specific regimes in Virginia, Colorado, Utah and Connecticut took effect in 2023, and other states' laws take effect over the course of 2024 and 2025. In addition to state laws, the Federal Trade Commission ("FTC") takes the view that failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act (the FTCA), 15 U.S.C § 45(a). The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Outside the United States, numerous countries have adopted generally applicable data privacy regimes at the national level. For example, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy regulation ("GDPR") in 2016 to replace the then-current European Union Data Protection Directive and related country-specific legislation. The GDPR took effect in May 2018 and governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification and the use of third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the infringer, whichever is greater. The withdrawal of the United Kingdom from the European Union further complicated European data protection compliance obligations, as we must also comply with data privacy and security laws in effect in the UK that are substantially similar to the GDPR, but may diverge over time.

In Canada, the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA"), the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia), and the Act respecting the protection of personal information in the private sector (Quebec) govern the collection, use, and disclosure of personal information by private sector organizations. The Office of the Privacy Commissioner of Canada has stated that it considers the personal information of cannabis users is to be considered sensitive. Canadian privacy jurisprudence regarding the obligations that private sector organizations have to individual data subjects is constantly evolving. Privacy laws in Canada are also changing at the legislative level. On September 22, 2022, the Quebec government adopted Bill 64, an Act to modernize legislative provisions as regards the protection of personal information, which enacts significant changes to the requirements in Quebec relating to the collection, use, and disclosure of personal information, including, without limitation, by providing individuals with more significant rights and control over their personal information that are in many ways similar to the rights provided to data subjects under the GDPR. Many entities that are doing business in Quebec must and will need to implement significant changes to the ways in which they collect, use, and disclose the personal information of data subjects in Quebec. Certain amendments under Bill 64 came into force on September 22, 2023, and further amendments are scheduled to come into force on September 22, 2024. On June 17, 2021, the Province of Ontario commenced a public consultation on modernizing Ontario's legislative framework focusing on strengthening privacy laws in Ontario. The scope and nature of any new privacy legislation to be introduced in the Province of Ontario remains to be determined and it is possible that such legislation will introduce new restrictions and obligations on private sector organizations. On the federal level, on June 16, 2022, the Canadian Federal Government introduced Bill C-27. If adopted, Bill C-27, would replace PIPEDA with consumer privacy-specific legislation. Additionally, Bill C-27, would introduce the Artificial Intelligence Data Act. Bill C-27 is in the legislative process, currently at consideration in the House of Commons. The penalties and enforcement measures available to Canadian regulators for non-compliance that are contemplated under Bill C-11, Bill C-27, and Bill 64 are more significant than those that are available under current privacy and data protection legislation in Canada.

In addition, with respect to consumer health information, there are a number of federal, state and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. For example, the privacy rules under PIPEDA and other applicable privacy laws protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose and apply to our operations globally. In Canada, we may also be required to retain certain customer personal information for prescribed periods of time pursuant to the Cannabis Act.

In the United States, the Health Insurance Portability and Accountability Act ("HIPAA") imposes privacy and security requirements and breach reporting obligations with respect to individually identifiable health information upon "covered entities" (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. In addition, provisions of the Americans with Disabilities Act require confidential treatment of employee medical records.

If we were found to be in violation of the privacy or security rules under PIPEDA, HIPAA, or other applicable laws protecting the confidentiality of health information in jurisdictions we operate in, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Additional jurisdictions in which we operate or which we may enter also have data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of sensitive personal information. Data privacy and security are rapidly developing areas of law, as well, and imposition of new requirements is common. The interpretation and enforcement of such laws and regulations are uncertain and subject to change, and may require substantial costs to monitor and implement compliance. Failure to comply with data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), litigation, business disruption, and/or adverse publicity and could negatively affect our business, financial condition, results of operations and growth prospects.

We may experience breaches of security at our facilities or fraudulent or unpermitted data access or other cyber-security breaches, which may cause our customers to lose confidence in our security or data protection measures and may expose us to risks related to breaches of applicable privacy and data security laws, regulations and requirements.

Given the nature of our products and our products' lack of legal availability outside of certain legalized or regulated retail or distribution channels, as well as the concentration of inventory in our facilities, despite meeting or exceeding the applicable security requirements under applicable law, there remains a risk of theft. A security breach at one of our facilities could expose us to liability and to potentially costly litigation, increase expenses and business disruptions relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

Our information systems and any of our third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. Our operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. If we are unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our business reputation and results of operations.

We are dependent upon information technology systems in the conduct of our operations and we collect, store and use certain data, intellectual property, our proprietary business information and certain personal information of our employees and customers on our computer systems. A data security breach may occur in a variety of ways, including, without limitation, a procedural or process failure, information technology malfunction, supply chain vulnerability, computer virus, cybersecurity threat (such as denial-of-service attacks, direct or indirect cyber-attacks or cyber-intrusions over the Internet, hacking, ransomware, phishing and other social engineering attacks), unauthorized access or use, natural disasters, terrorism, war, and telecommunication and electrical failures. In addition, theft of data such as customer lists and preferences and other consumer and employee personal information, for competitive, fraudulent, or other unauthorized purposes, is an ongoing and growing risk. Any such theft, data security breach or other incident may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Many highly publicized data security incidents and attacks have occurred to other companies over the last several years, and we expect such attacks to continue. We have been, and expect to continue to be, subject to various cyberattacks and phishing schemes. Any fraudulent, malicious or accidental breach of our data security could result in unintentional disclosure of, or unauthorized access to, third-party, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in business disruptions and additional costs to us, including, without limitation, to repair or replace damaged systems, remediate issues, enhance security or respond to occurrences, lost sales, violations of data privacy and security laws, regulations, and requirements, violations of other laws, penalties, fines, regulatory action or litigation. We also rely on third-party service providers for certain information technology systems, such as payment processing, and any data security breach at a third-party service provider could have similar effects. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third-party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and customers could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. If any of these events were to occur, it could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are and may become subject to, or prosecute, litigation in the ordinary course of our manufacturing, marketing, distribution and sale of our products.

We may from time to time be subject to litigation, claims, other legal and regulatory proceedings and disputes arising in the ordinary course of our manufacturing, marketing, distribution and sale of our products, some of which may adversely affect our business, financial condition, results of operations and growth prospects. Several companies in the hemp-derived CBD industry have become party to an increasing number of purported class actions lawsuits relating to their food and dietary supplement products containing hemp-derived CBD. Should we face similar class actions filed against us, plaintiffs in such class action lawsuits, as well as in other lawsuits against us, may seek very large or indeterminate amounts, including punitive damages, which may remain unknown for substantial periods of time. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating, adversely affect the market price for the Canopy Shares and require the use of significant resources.

Even to the extent we ultimately prevail in litigation, litigation can consume and redirect significant resources. Litigation may also create a negative perception of us and our brands, which could have an adverse effect on our business, financial condition, results of operations and growth prospects.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be topically applied, ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss, injury, or death. In addition, the manufacture and sale of cannabis and hemp products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from consumption of cannabis or hemp products alone or in combination with other medications or substances could occur as described under "—There is limited long-term data with respect to the efficacy and side effects of our products and future clinical research studies on the effects of cannabis, hemp, cannabinoids and cannabis-based products may lead to conclusions that dispute or conflict with our understanding and belief regarding their benefits, commercial viability, safety, efficacy, dosing and social acceptance." We may be subject to various product liability claims, including, among others, that our products caused injury or illness, are incorrectly labeled, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against us could result in increased costs to us, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Please refer to "Part 1 – Legal Proceedings" under Item 3 of this Form 10-K for further discussion. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products.

We rely on third-party testing and analytical methods which are validated but still being standardized.

We are required to test our cannabis and hemp products, as well as cannabis accessories, in many of our active markets, with independent third-party testing laboratories for, among other things, cannabinoid levels. However, testing methods and analytical assays for cannabinoid levels of detection vary among different testing laboratories. There is currently no industry consensus on standards for testing methods or compendium of analytical assays or standard levels of detection. The detected and reported cannabinoid content in our cannabis and hemp products therefore can differ depending on the laboratory and testing methods (analytical assays) used. Variations in reported cannabinoid content will likely continue until the relevant regulatory agencies and independent certification bodies (e.g., ISO, USP) collaborate to develop, publish and implement standardized testing approaches for cannabis (including hemp), cannabinoids and their derivative products. Until such standardized analytical assays and levels of detection are developed, the existing differences could cause confusion with our consumers, which could lead to a negative perception of us and our products, increase the risk of litigation and regulatory enforcement action regarding cannabinoid content and could make it more difficult for us to comply with regulatory requirements regarding contents of ingredients and packaging and labeling.

We may decide, or be required, to divest or restructure certain of our interests.

In certain circumstances, we may decide, or be required, to divest certain of our interests. In particular, if any of our interests give rise to a violation of any applicable laws and regulations, including U.S. federal law, we may be required to divest our interest or risk significant fines, penalties, administrative sanctions, convictions, settlements or delisting from the TSX and/or Nasdaq. For instance, if we determine that our operations are not compliant with U.S. laws or the policies of the TSX and Nasdaq, we will use commercially reasonable best efforts to divest our interest in the event that we cannot restructure our holdings. There is no assurance that these divestitures will be completed on terms favorable to us, or at all. Any opportunities resulting from these divestitures, and the anticipated effects of these divestitures on us, may never be realized or may not be realized to the extent we anticipate. Not all of our interests are liquid, and such interests may be difficult to dispose of and subject to illiquidity discounts on divestiture. Any required divestiture or an actual or perceived violation of applicable laws or regulations by us could have a material adverse effect on us, including on our reputation and ability to conduct business, the listing of the Canopy Shares on the TSX and Nasdaq, our financial position, operating results, profitability or liquidity or the market price of the Canopy Shares. In addition, it is difficult for us to estimate the time or resources that may be required for the investigation of any such matter or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

If we decide, or are required, to restructure our interests to remain in compliance with laws or stock exchange requirements, such restructuring could result in the write-down of the value of our interests, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Fluctuations in wholesale and retail prices could result in earnings volatility.

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale, retail and supplier prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labor costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond our control. Our operating income may be materially adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as our profitability is directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond our control. Any price decline may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our Credit Facility contains restrictive covenants that may limit our operating flexibility.

Our Credit Facility contains various restrictive covenants that limit, among other things, our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, open new offices that contain a material amount of assets, pay dividends, incur additional indebtedness and liens, enter into new businesses and amend, modify or otherwise supplement certain terms or conditions relating to our interests in Canopy USA. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the applicable lenders or terminate the Credit Facility, which may limit our operating flexibility. In addition, our Credit Facility is secured by substantially all of our assets, including our intellectual property, and requires us to satisfy certain financial covenants including certain minimum liquidity requirements. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any such debt. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our Credit Facility would adversely affect our business, financial condition, results of operations and growth prospects.

We may be unable to attract or retain skilled labor and personnel with experience in our various areas of business, or to obtain adequate equipment, parts and components, and we may be unable to attract, develop and retain additional employees required for our operations and future developments.

We may be unable to attract or retain employees with sufficient experience in our various areas of business, and may prove unable to attract, develop and retain additional employees required for our development and future success.

Our success is currently largely dependent on the performance of our skilled employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. There is an inherent risk of attrition amongst those employees who were not directly affected by our previous reductions in headcount, and we may not be successful at retaining such employees or attracting new employees, which may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, our ability to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labor, adequate equipment, parts and components. No assurances can be given that we will be successful in maintaining the required supply of skilled labor, adequate equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by our capital expenditure programs may be significantly greater than anticipated or available, in which circumstance there could be a material adverse effect on our financial results.

We are exposed to counterparty risks and liquidity risks that may impact our ability to obtain loans and other credit facilities on favorable terms.

We are exposed to counterparty risks and liquidity risks, including, but not limited to, through: (i) financial institutions that may hold our cash and cash equivalents; (ii) companies that will have payables to us; (iii) our insurance providers; and (iv) our lenders, if any. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to us. If these risks materialize, our operations could be adversely impacted and the price of the Canopy Shares could be adversely affected.

Risks Relating to Our Intellectual Property

We are subject to risks related to the protection and enforcement of our intellectual property rights, and we may be unable to protect or enforce our intellectual property rights.

We currently rely on trade secrets, technical know-how, proprietary information, trademarks, copyrights, designs and certain patent filings to maintain our competitive position. We try to protect our intellectual property by strategically seeking and obtaining registered protection where appropriate, developing and implementing standard operating procedures to protect trade secrets, technical know-how and proprietary information, and entering into agreements with parties that have access to our inventions, trade secrets, technical know-how and proprietary information, such as our partners, collaborators, employees and consultants, to protect confidentiality and ownership. We also seek to preserve the integrity and confidentiality of our inventions, trade secrets, technical know-how and proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, and we seek to protect our trademarks and the goodwill associated therewith by monitoring and enforcing against unauthorized use of our trademarks. In addition, in the United States, registered federal trademark protection is only available for goods and services that can be lawfully used in interstate commerce; the USPTO is not currently approving any trademark applications for cannabis, or certain goods containing hemp-derived CBD (such as dietary supplements and food) until the FDA and the USDA provides clearer guidance on the regulation of such products.

It is possible that we will inadvertently disclose or otherwise fail or be unable to protect our inventions, trade secrets, technical know-how or proprietary information, or will fail to identify our inventions or trademarks as patentable or registrable intellectual property, or fail to obtain patent or registered trademark protection therefor. Any such disclosure or failure could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our intellectual property rights may be invalid or unenforceable under applicable laws, and we may be unable to have issued or registered, and unable to enforce, our intellectual property rights.

The laws regarding intellectual property rights relating to cannabis and cannabis-related products, and the positions of intellectual property offices administering such laws, are constantly evolving, and there is uncertainty regarding which countries will permit the filing, prosecution, issuance, registration and enforcement of intellectual property rights relating to cannabis and cannabis-related products.

Specifically, we have sought trademark protection in many countries, including Canada, the United States and the European Union. Our ability to obtain registered trademark protection for cannabis and cannabis-related goods and services (including hemp and hemp-related goods and services), may be limited in certain countries outside of Canada, including the U.S., where registered federal trademark protection is currently unavailable for trademarks covering the sale of cannabis products or certain goods containing hemp-derived CBD (such as dietary supplements and foods) until the FDA provides clearer guidance on the regulation of such products; and including Europe, where laws on the legality of cannabis use are not uniform, and trademarks cannot be obtained for products that are "contrary to public policy or accepted principles of morality." Accordingly, our ability to obtain intellectual property rights or enforce intellectual property rights against third-party uses of similar trademarks may be limited in certain countries.

Moreover, in any infringement proceeding, some or all of our current or future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for our benefit, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of our current or future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid or unenforceable or which of our products or processes will be found to infringe upon the patents or other proprietary rights of third parties. Any successful opposition to future issued patents could deprive us of rights necessary for the successful commercialization of any new products or processes that we may develop.

In addition, there is no guarantee that any patent or other intellectual property applications that we file will result in registration or any enforceable intellectual property rights or the breadth of such protection. Further, with respect to any patent applications that we file, there is no assurance that we will find all potentially relevant prior art relating to such applications, which may prevent a patent from issuing from such application or invalidate any patent that issues from such application. Even if patents do successfully issue, and cover our products and processes, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, any patent applications and future patents may not adequately protect our intellectual property rights, provide exclusivity for our products or processes or prevent others from designing around any issued patent claims. Any of these outcomes could impair our ability to prevent competition from third parties, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may be subject to allegations that we are in violation of third-party intellectual property rights, and we may be found to infringe third-party intellectual property rights, possibly without the ability to obtain licenses necessary to use such third-party intellectual property rights.

Other parties may claim that our products infringe on their intellectual property rights, including with respect to our operation of our business, including our development, manufacture and sale of our goods and services, may be found to infringe third-party intellectual property rights. There may be third-party patents or patent applications with claims to products or processes related to the manufacture, use or sale of our products and processes. There may be currently pending patent applications, some of which may still be confidential, that may later result in issued patents that our products or processes may infringe. In addition, third parties may obtain patents in the future and claim that use of our inventions, trade secrets, technical know-how and proprietary information, or the manufacture, use or sale of our products infringes upon those patents. Third parties may also claim that our use of our trademarks infringes upon their trademark rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders, other equitable relief, and/or require the payment of damages, any or all of which may have an adverse effect on our business, financial condition, results of operations and growth prospects. In addition, we may need to obtain licenses from third parties who allege that we have infringed on their purported rights, whether or not such allegations have merit. Such licenses may not be available on terms acceptable to us, and we may be unable to obtain any licenses or other necessary or useful rights to such third-party intellectual property.

We receive licenses to use some third-party intellectual property rights, and the failure of the owner of such intellectual property to properly maintain or enforce the intellectual property underlying such licenses, or our inability to obtain or maintain such licenses, could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are party to licenses granted by third parties, that give us rights to use third-party intellectual property that is necessary or useful to our business. Our success will depend, in part, on the ability of the applicable licensor to maintain and enforce its licensed intellectual property against other third parties, particularly intellectual property rights to which we have secured exclusive rights. Without protection for the intellectual property we have licensed, other companies might be able to offer substantially similar products for sale, or utilize substantially similar processes or publicity and marketing rights, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Our success will also depend, in part, on our ability to obtain licenses to certain intellectual property that we believe are necessary or useful for our business. Such licenses may not be available on terms acceptable to us, or at all, which could adversely affect our ability to commercialize our products or services, as well as have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Any of our licensors may allege that we have breached our license agreements with those licensors, whether with or without merit, and accordingly seek to terminate our applicable licenses. If successful, this could result in our loss of the right to use applicable licensed intellectual property, which could adversely affect our ability to commercialize our products or services, as well as have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Risks Relating to the Canopy Shares and the Exchangeable Shares

The market price for the Canopy Shares has in the past been volatile and may continue to be volatile and subject to significant fluctuation.

The market prices for the securities of cannabis companies, including the Company, have historically been, and may in the future be, subject to large fluctuations. For example, during the period from January 1, 2023 through May 28, 2024, the closing price of the Canopy Shares on Nasdaq ranged from a low of US$2.77 to a high of US$31.40 (as adjusted for the Share Consolidation (as defined below)). The market price for the Canopy Shares may be volatile and subject to wide fluctuations in response to many factors, including:

- actual or anticipated fluctuations in our results of operations;

- changes in estimates of our future results of operations by us or securities research analysts;

- changes in the economic performance or market valuations of other companies that investors deem comparable to us;

- additions or departures of our executive officers and other key employees;

- transfer restrictions on outstanding Canopy Shares;

- equity issuances by us (including through the sale of securities convertible into equity securities) or resales of Canopy Shares by our stockholders or the perception in the market that such issuances or resales might occur;

- significant acquisitions or business combinations, strategic partnerships, investments or capital commitments by or involving us, Canopy USA or our competitors;

- increases in speculative trading activity by investors targeting publicly traded cannabis companies, which can further contribute to the volatility of the market price for the Canopy Shares if aggregate short exposure exceeds the number of the Canopy Shares available for purchase;

- news reports relating to trends, concerns or competitive developments, regulatory changes or enforcement actions and other related issues in our industry or target markets;

- the prospect of actual or perceived future changes to the legal and regulatory regimes that govern our products and our industries and/or government actions, rulings or policies;

- changes in financial estimates and recommendations by securities analysts or rating agencies;

- investors' general perception of us and the public's reaction to our press releases, our other public announcements and our filings with the SEC and Canadian securities regulators;

- our ability to remediate our material weaknesses and otherwise maintain effective internal control over financial reporting;

- our failure to timely file our public filings with the SEC and Canadian securities regulators;

- our failure to comply with the Nasdaq and TSX rules;

- reports by industry analysts, investor perceptions, and market rumors or speculation;

- general market, economic and political conditions (including rising geopolitical tensions as a result of, among other things, the conflict between Russia and Ukraine and the Israeli-Palestinian conflict);

- negative announcements by our customers, competitors or suppliers regarding their own performance; and

- the realization of any of the other risk factors set forth herein.

For example, reports by industry analysts, investor perceptions, market rumors or speculation could trigger a sell-off in the Canopy Shares. Any sales of substantial numbers of Canopy Shares in the public market or the perception that such sales might occur may cause the market price of the Canopy Shares to decline. In addition, to the extent that other large companies within our industries experience declines in their stock price, the share price of the Canopy Shares may decline as well. Moreover, if the market price of the Canopy Shares drops significantly, shareholders may institute securities class action lawsuits against us. Lawsuits against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the cannabis industry have experienced substantial volatility often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the industry. There can be no assurance that continuing fluctuations in price will not occur.

The market price of the Canopy Shares is also likely to be affected by changes in our financial condition or results of operations. In addition, certain institutional investors may base their investment decisions on consideration of our environmental, governance, diversity and social practices and performance against such institutions' respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the Canopy Shares by those institutions, which could adversely affect the trading price of the Canopy Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the trading price of the Canopy Shares may be adversely affected.

In addition, our shareholders may be unable to sell significant quantities of the Canopy Shares into the public markets without a significant reduction in the price of the Canopy Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Canopy Shares, nor that we will continue to meet the listing requirements of the TSX or Nasdaq or achieve listing on any other recognized stock exchange.

The financial reporting obligations of being a public company and maintaining a dual listing on the TSX and on Nasdaq requires significant company resources and management attention.

We are subject to the public company reporting obligations under the *Exchange Act* and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing requirements of Nasdaq. We incur significant legal, accounting, reporting and other expenses in order to maintain a dual listing on both the TSX and Nasdaq. Moreover, our listing on both the TSX and Nasdaq may increase price volatility due to various factors, including the ability to buy or sell Canopy Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Canopy Shares.

It is not anticipated that any dividend will be paid to holders of the Canopy Shares for the foreseeable future.

No dividends on the Canopy Shares have been paid to date. We currently intend to retain future earnings, if any, for future operations and expansion. Our board of directors has the discretion to declare dividends and to prescribe the timing, amount and payment of such dividends. Such decision will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors that our board of directors may deem relevant. Further, our Credit Facility and certain other financial arrangements provide for certain restrictions on our ability to pay dividends and there can be no assurance that we will declare a dividend on a quarterly, annual or other basis, or at all. We have no plans to pay any dividends, now or in the near future.

Investors in the United States may have difficulty bringing actions and enforcing judgments against us and others based on securities law civil liability provisions.

We are incorporated under the federal laws of Canada and our head office is located in the Province of Ontario. Some of our directors and officers and some of the experts named in this Form 10-K are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets and our assets are located outside the United States. Consequently, it may be difficult for investors in the United States to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of U.S. federal securities laws or other U.S. laws. In addition, while statutory provisions exist in Ontario for derivative actions to be brought in certain circumstances, the circumstances in which a derivative action may be brought, and the procedures and defenses that may be available in respect of any such action, may be different than those of shareholders of a company incorporated in the United States.

If we are a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. Holders of the Canopy Shares.

A corporation that is not a resident of the U.S. for U.S. federal income tax purposes will be considered a passive foreign investment company ("PFIC") for any taxable year in which (i) 75% or more of its gross income is "passive income" or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) "passive income." For this purpose, "passive income" generally includes interest, dividends, rents, royalties and certain gains. The determination as to whether the Company is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the Company's operations and the mix, use and value of the Company's assets, which values may be treated as changing for U.S. federal income tax purposes as the Company's market capitalization changes. If the Company were to be classified as a PFIC in any taxable year during which a U.S. Holder owns its Canopy Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Canopy Shares that may mitigate some of the adverse consequences if the Company were to be treated as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in Canopy Shares.

As used herein, "U.S. Holder" means a beneficial owner of Canopy Shares that is (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the U.S. or any political subdivision thereof, including the states and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. U.S. Holders are urged to consult their own tax advisers as to whether we may be treated as a PFIC and the tax consequences thereof.

Future sales or issuances of securities could adversely affect the prevailing market price of our securities.

We may issue and sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and/or in connection with conversions or exchanges to retire outstanding debt). In addition, we are required to issue Canopy Shares pursuant to certain of our agreements. For example, we may issue additional Canopy Shares to satisfy any deferred and/or option exercise payments to the shareholders of Wana and Jetty. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of the Canopy Shares, including up to 10,951,546 Canopy Shares that may be issued in the future in connection with the closing of the Acreage Arrangement.

Additional issuances of our securities may involve the issuance of a significant number of Canopy Shares at prices less than the current market price for the Canopy Shares. Issuances of a substantial number of Canopy Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Canopy Shares. Any transaction involving the issuance of Canopy Shares, or securities convertible into Canopy Shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of our securities by our shareholders, including the CBI Group, or the availability of such securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors' earnings per share.

Exercises of presently outstanding share options or warrants may also result in dilution to security holders. For example, as of May 28, 2024, we had outstanding:

- 2,292,947 warrants exercisable into 2,292,947 Canopy Shares at an exercise price of US$13.50 per Canopy Share until September 19, 2028;

- 763,840 warrants exercisable into 763,840 Canopy Shares at an exercise price of US$4.83 per Canopy Share until January 19, 2029;

- 6,248,910 warrants exercisable into 6,248,910 Canopy Shares at an exercise price of US$4.83 per Canopy Share from July 19, 2024 until July 19, 2029; and

- 3,350,430 warrants exercisable into 3,350,430 Canopy Shares at an exercise price of $16.18 per Canopy Share until May 14, 2029.

Exercises of these warrants will result in dilution to our shareholders. In addition, sales of the Canopy Shares underlying these warrants could adversely affect the prevailing market price of the Canopy Shares. A decline in the market prices of the Canopy Shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The Exchangeable Shares have different rights from the Canopy Shares and there may never be a trading market for the Exchangeable Shares.

Our shareholders now have the option to convert their Canopy Shares into Exchangeable Shares in accordance with their terms. There are important differences between the rights of the Canopy Shares and the Exchangeable Shares. While each Exchangeable Share is convertible into a Canopy Share, the Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of Canopy Growth. For example, holders of Exchangeable Shares are not able to exercise voting rights at meetings of shareholders and will not receive distributions if dividends are declared by our Board. The differences between the rights of holders of the Exchangeable Shares and Canopy Shares are significant and may materially and adversely affect the market value of your investment.

Presently, there are no plans to list the Exchangeable Shares on a securities exchange or in the over-the-counter market, and there is not expected to be a market for trading of the Exchangeable Shares. Thus, persons holding Exchangeable Shares will likely have no ability to sell their Exchangeable Shares and will likely have to exchange them for Canopy Shares in order to have any liquidity. In addition, any sale of Exchangeable Shares will require the holder thereof to deliver a certification to us that such holder reasonably believes that such transfer is occurring in compliance with the Canadian take-over bid requirements as though the Exchangeable Shares were voting securities or equity securities of the Company (the "Shareholder Certification").

Future sales of the Canopy Shares and/or Exchangeable Shares by the CBI Group could cause the market price for the Canopy Shares to fall.

The CBI Group holds a significant number of Exchangeable Shares, is not contractually committed to maintaining an equity stake in us nor are they contractually limited from (i) selling their Exchangeable Shares; provided that any sale of their Exchangeable Shares will require the holder of such Exchangeable Shares to deliver the Shareholder Certification or (ii) converting their Exchangeable Shares into Canopy Shares. Subject to compliance with applicable securities laws, the CBI Group may convert some or all of their Exchangeable shares into Canopy Shares at any time and sell some or all of their Canopy Shares underlying such

Exchangeable Shares at any time. Such sales, or the market perception of such sales, could significantly reduce the market price of the Canopy Shares. We cannot predict the effect, if any, that future public sales of Canopy Shares beneficially owned by the CBI Group or the availability of these Canopy Shares for sale will have on the market price of the Canopy Shares. If the market price of the Canopy Shares were to drop as a result, this might impede our ability to raise additional capital and might cause a significant decline in the value of the investments of our other shareholders.

The intentions of the CBI Group regarding its long-term economic ownership of Exchangeable Shares and/or Canopy Shares are subject to change as a result of changes in the circumstances of the CBI Group or its affiliates, changes in our management and operation and changes in laws and regulations, market conditions and our financial performance.

The CBI Group, our single largest shareholder and the sole holder of Exchangeable Shares, has the ability to convert its Exchangeable Shares into our common shares and accordingly, may be in a position to exercise significant influence over us.

The CBI Group may have the ability to exercise significant influence over us if they convert their Exchangeable Shares into Canopy Shares and, if they were to do so, as of May 28, 2024, would hold approximately 25.6% of the issued and outstanding Canopy Shares on a non-diluted basis. Accordingly, in light of such beneficial ownership, the CBI Group is in a position to exercise significant influence over us, including matters affecting shareholders or requiring shareholder approval, such as the election of directors, change of control transactions, amendments to our articles and bylaws and the determination of other significant corporate actions. Additionally, upon potential conversion of the Exchangeable Shares held by the CBI Group into Canopy Shares, the CBI Group's significant voting interest in us may discourage transactions involving a change of control of us, including transactions in which an investor, as a shareholder, might otherwise receive a premium for its Canopy Shares over the then-current market price.

General Risks

We are dependent on our senior management.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management. Our future success depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of a member of senior management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our ability to execute our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of certain employees, these agreements cannot assure the continued services of such individuals and consultants. We do not maintain key-person insurance on the lives of any of our officers or employees.

Further, certain shareholders, directors, officers and employees in our Canadian operations may require security clearance from Health Canada. Under the *Cannabis Act*, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an employee to maintain or renew his or her security clearance may impair our operations. In addition, if an employee with security clearance leaves and we are unable to find a suitable replacement who has a security clearance required by the *Cannabis Act* in a timely manner, or at all, there could occur a material adverse effect on our business, financial condition, results of operations and growth prospects.

Natural disasters, pandemic outbreaks, boycotts and geopolitical events or acts of terrorism could adversely affect our operations and financial results.

The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, unusually adverse weather, pandemic or epidemic outbreaks, of highly communicable diseases or viruses, boycotts and geopolitical events, such as civil unrest in countries in which our operations are located and acts of terrorism, or similar disruptions could adversely affect our business, financial condition, results of operations and growth prospects. These events could result in physical damage to one or more of our properties, increases in fuel or other energy prices, the temporary or permanent closure of one or more of our facilities, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from suppliers, the temporary disruption in the transport of goods, delay in the delivery of goods to our facilities, and disruption to our information systems. Such events could also adversely impact consumer sentiment, reduce demand for consumer products like ours and cause general economic slowdown. These factors could otherwise disrupt our operations and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In February 2022, following Russia's invasion of Ukraine, the United States and the European Union imposed various economic sanctions against Russia. Such sanctions may result in restrictions on the sale of oil or other energy resources from Russia to other countries and could result in an increase in our global shipping expenses, reduce our sales, or otherwise have an adverse effect on our European operations. Additionally, escalation by Russia beyond Ukraine and into other countries within the region could also reduce our sales and have a negative effect on our European operations.

Moreover, future events could cause global financial conditions to suddenly and rapidly destabilize, and governmental authorities may have limited resources to respond to such future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could adversely impact our ability to obtain equity or debt financing or make other suitable arrangements to finance our projects and would likely have a material adverse effect on our business, financial condition, results of operations, growth prospects and the value of the Canopy Shares.

Our business may be negatively affected by climate change, weather conditions and the availability of natural resources.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, water levels, weather patterns, and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products. Unfavorable growing conditions can reduce both crop size and crop quality. In addition, there is an increased focus by foreign, federal, state and local regulatory and legislative bodies regarding environmental policies relating to climate change, regulating greenhouse gas emissions, energy policies, and sustainability. Increased compliance costs and expenses due to the impacts of climate change and additional legal or regulatory requirements regarding climate change or designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment may cause disruptions in, or an increase in the costs associated with, the running of our manufacturing facilities and our business, as well as increase distribution and supply chain costs.

Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters, which could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, Canadian securities regulators, Nasdaq, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters and related disclosures. For example, in Canada, we are required to comply with the *Fighting Against Forced Labour and Child Labour in Supply Chains Act*, which came into force on January 1, 2024. Under the provisions of this legislation, corporate entities that meet certain criteria are required to examine their supply chains and file public reports to the Minister of Public Safety and Emergency Preparedness on measures they have taken to identify, address and reduce the risk that forced labour, prison labour and child labour are used in their supply chains, such report must be submitted before May 31st of each year starting in 2024. Other mandatory ESG-related disclosures include the Conflict Minerals Reporting in U.S. and the Modern Slavery Act in the UK. There are also a number of voluntary reporting schemes that provide a framework to report ESG-related information. Failure to comply with these rules and regulations could have a material adverse effect on the Company's reputation, business, results of operations and financial condition.

These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's recently adopted climate-related reporting requirements, and similar proposals by other international regulatory bodies. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG related matters, in our SEC filings, Canadian public filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our initiatives or goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

We may be unable to obtain insurance coverage at acceptable rates and there may be coverage limitations and other exclusions which may not be sufficient to cover our potential liabilities.

While we have insurance to protect our assets, operations and employees, such insurance is subject to deductibles, coverage limits and exclusions and may not be available or adequate for the risks and hazards to which we are exposed in our current state of operations. For example, certain wholesalers, distributors, retailers and other service providers may require suppliers of hemp products to provide indemnification in connection with such products, which may not be covered by insurance. No assurance can be given that insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums and deductibles will be commercially justifiable. If we were to incur substantial liability claims and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, financial condition, results of operations and growth prospects may be adversely affected.

Tax and accounting requirements may change or be interpreted in ways that are unforeseen to us and we may face difficulty or be unable to implement and/or comply with any such changes or interpretations.

We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results, the manner in which we conduct our business or the marketability of any of our products. In many countries, including the U.S., we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned and are taxed accordingly. Although we believe that we are in substantial compliance with all applicable regulations and restrictions, we are subject to the risk that governmental authorities could audit our transfer pricing and related practices and assert that additional taxes are owed or that various jurisdictions could assert that we should file tax returns in jurisdictions where we do not file and subject us to additional tax. In the future, the geographic scope of our business may expand, and such expansion will require us to comply with the tax laws and regulations of additional jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws and regulations of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we failed to comply. In the event that we failed to comply with applicable tax laws, regulations and accounting requirements, this could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity

The Company's Audit Committee is responsible for overseeing the Company's internal controls including oversight over our risk management program and cybersecurity. Management is responsible for the day-to-day administration of the Company's risk management program and its cybersecurity policies, processes, and practices. The Company's cybersecurity policies, standards, processes, and practices are based on recognized frameworks established by the National Institute of Standards and Technology and the International Organization for Standardization and are standalone from the Company's overall risk management system and processes. The Company seeks to address all material cybersecurity threats through a company-wide approach that addresses the confidentiality, integrity, and availability of the Company's information systems or the information that the Company collects and stores, by assessing, identifying and managing cybersecurity issues as they occur.

Cybersecurity Risk Management and Strategy

The Company's cybersecurity risk management strategy focuses on several areas:

- Identification and Reporting: The Company has implemented a comprehensive, cross-functional approach to identifying, and managing material cybersecurity threats and incidents. The Company's program includes controls and procedures to properly alert, identify, scope, triage, escalate, contain, eradicate mitigate and recover from cybersecurity incidents by providing management visibility and to enable management to take action with respect to reporting of material incidents in a timely manner.

- Technical Safeguards: Our program consists of layered defenses to enhance resiliency within the system to prevent, detect and respond to any incidents. Our perimeter security incudes but is not limited to, proactive threat intelligence via our security partners, firewalls, end-point security agents, email security, vulnerability assessments and scans, proactive patching, and privileged access management. Our detection capabilities include event logging and monitoring such as unsuccessful login attempts, escalated privilege attempts, anomaly detection. Our response capabilities are supplemented by a 3rd party incident response retainer to assist us in the event of an incident, Security playbooks, and recovery procedures also form part of our incident response capabilities. We do conduct Red Team/ Blue Team exercises with 3rd parties to help us assess our resiliency and the performance of our capabilities. We have also implemented various technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including: firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence, as well as outside audits and certifications.

- Incident Response and Recovery Planning: The Company has established and maintains a comprehensive incident response, business continuity, and disaster recovery plans designed to address the Company's response to a cybersecurity incident. The Company conducts regular tabletop exercises to test these plans and ensure personnel are familiar with their roles in a response scenario.

- Third-Party Risk Management: The Company maintains a comprehensive, risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems.

- Education and Awareness: The Company provides regular, mandatory training for all levels of employees regarding cybersecurity threats as a means to equip the Company's employees with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes, and practices.

The Company conducts periodic assessment and testing of the Company's policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events. The results of such assessments, audits, and reviews are published in monthly cybersecurity dashboards that are shared with our CFO. On the basis of the monthly report, the CFO with the support of the VP, Information Technology evaluate and report to the Audit Committee. We review and train our employees on our cybersecurity policies, standards, processes, and practices annually or more frequently depending on needs identified within the monthly cybersecurity dashboards.

Governance

The Audit Committee oversees the Company's risk management program, including the management of cybersecurity threats. The Audit Committee receives prompt and timely information regarding any cybersecurity risk that meets pre-established reporting thresholds, as well as ongoing updates regarding any such risk. On an annual basis, the Audit Committee discusses the Company's approach to overseeing cybersecurity threats with the Company's CFO and other members of senior management.

The VP, Information Technology, in coordination with our senior management team, including the CFO, work collaboratively to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity program, cross-functional teams throughout the Company address cybersecurity threats and respond to cybersecurity incidents. Through ongoing communications with these teams, senior management are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

The VP, Information Technology has been with our Company for over five years in the roles of Director, Global IT Engineering & Sr Director, Global IT Engineering. Prior to joining our Company, the VP, Information Technology was the founder, President and CEO of RjR Innovations, a North American industry leader in IT Service Management. Throughout his 27-year career within the Information Technology industry, he has been an ITIL Best Practice Conference Speaker & Keynote Speaker at several events. The VP, Information Technology is supported by the Senior Director Cybersecurity & IT Risk who has over ten years in a senior cybersecurity leadership role. He holds certifications in CISM (Certified Information Security Manager) from ISACA and PCIP (Payment Card Industry Professional) from the PCI Security Standards Council.

Material Effects of Cybersecurity Incidents

Risks from cybersecurity threats, have not materially affected and are not reasonably likely to materially impact our operations materially, including our business strategy, results of operations, or financial condition.

Item 2. Properties.

Our corporate headquarters is located in Smiths Falls, Ontario, Canada. Our primarily cultivation facilities are located in Ontario and British Columbia. Online, Canopy Growth CBD products are purchased by consumers on marthastrewartcbd.com which ship direct to consumers in all CBD permissible U.S. states. Outside Canada and the United States, in addition to our material properties described below, we maintain corporate office space for the European market in Sankt Leon-Rot, Germany. Further, the corporate offices and production facility of Storz & Bickel are located in Tuttlingen, Germany.

We believe that our facilities, taken as a whole, are in good condition and working order. Within our global cannabis and other consumer products segments, we believe we have adequate capacity to meet our current needs for the foreseeable future.

During the year ended March 31, 2024, we reorganized our operations and consolidated or wound down some of our properties. As of March 31, 2024, our material owned or leased properties consisted of the following:

Facility Location	Type	Segment	Property Owned/Leased	Utilization (Full or Partial)
CANADA				
Smiths Falls, Ontario	Production / processing, Manufacturing, Distribution, R&D, Corporate Licensed for cultivation	Canada Cannabis	Owned, subject to mortgage in favor of Wilmington Trust, National Association, in connection with the Credit Facility	Full
Kincardine, Ontario	Cultivation	Canada Cannabis	Owned, subject to mortgage in favor of Wilmington Trust, National Association, in connection with the Credit Facility	Full
Kelowna, British Columbia	Cultivation	Canada Cannabis	Owned	Full
EUROPE				
Tuttlingen, Germany	Manufacturing (Storz & Bickel)	Storz & Bickel	Owned	Full

Item 3. Legal Proceedings.

Other than as disclosed below, we are not aware of: (a) any legal proceedings to which we are a party, or to which any of our properties is subject, which would be material to us or of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision, and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

On May 23, 2023, an ostensible shareholder commenced a putative class action (Turpel v. Canopy Growth Corporation, et al., Case No. 1:23-cv-043022-PAE) against the Company and two of its officers in the U.S. District Court for the Southern District of New York on behalf of persons and entities that purchased or otherwise acquired the Company's securities between May 31, 2022 and May 10, 2023, alleging violations of U.S. federal securities laws. Two similar cases were subsequently filed, captioned as Kantner v. Canopy Growth Corporation, et al., Case No. 1:23-cv-06266-PAE and Allen v. Canopy Growth Corporation, et al., Case No. 1:23-cv-05891-PAE. On November 30, 2023, the U.S. District Court for the Southern District of New York consolidated the Turpel, Kantner and Allen actions (captioned as "In re Canopy Growth Securities Litigation, No. 23-cv-04302") and appointed Chen Li as lead plaintiff. On January 22, 2024, the lead plaintiff filed a first amended complaint against the Company and certain of its current and former officers, alleging claims on behalf of persons and entities that purchased or otherwise acquired the Company's securities between November 5, 2021 and June 22, 2023. The first amended complaint alleges that the Company made false or misleading statements and omissions regarding BioSteel's revenue, performance and operations, and the Company's internal controls over accounting and financial reporting in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The lead plaintiff seeks an unspecified amount of damages, attorneys' fees and costs, and other relief. The Company filed a motion to dismiss the first amended complaint on March 7, 2024. The lead plaintiff filed an opposition to the Company's motion to dismiss on March 28, 2024 and the Company filed a reply in support of its motion to dismiss on April 11, 2024. The motion to dismiss is pending.

On January 18, 2024, a follow-on derivative shareholder lawsuit, captioned Press v. Schmeling et al., was filed in the Supreme Court of the State of New York by ostensible shareholder Denise Press on behalf of Canopy Growth Corporation against the Company's directors and certain of its officers based on substantially the same allegations as those alleged in the In re Canopy Growth Securities Litigation described above. The complaint asserts claims for breach of fiduciary duties, gross mismanagement, waste of corporate assets, unjust enrichment, and insider trading, and seeks damages, attorneys' fees and costs, and equitable relief. On March 22, 2024, the parties entered into a stipulation to stay all proceedings in the action until a decision is rendered on the motion to dismiss in the related *Turpel* securities class action. On March 26, 2024, the parties filed the executed stipulation and proposed order staying the action with the court.

The Company denies the alleged misconduct and liability for all claims asserted, believes that the defendants have meritorious defenses to the lawsuits, and expects to vigorously defend the claims, although the Company cannot predict when or how they will be resolved or estimate what the potential loss or range of loss would be, if any.

On June 27, 2023, an ostensible shareholder commenced a putative class action (Dziedziejko v. Canopy Growth Corporation et al., Court File No. CV-23-00701769-00CP) in the Ontario Superior Court of Justice against the Company, two of its officers, and the Company's auditor on behalf of a putative class of all persons or entities who acquired Canopy's securities in the secondary market between June 1, 2021 to June 22, 2023 and held some or all of those securities until the close of trading on May 10, 2023 or June 22, 2023.

The plaintiff alleges that the Company's disclosures contained misrepresentations within the meaning of the Securities Act (Ontario), that certain officers authorized, permitted, or acquiesced in the release of the impugned disclosures, that the Company and one of its officers acted in a manner that was oppressive or unfairly prejudicial to the proposed class members by failing to remedy alleged deficiencies in the Company's internal controls, and that all of the defendants are liable for damages to the putative class. The action seeks an unspecified amount of damages, interest, legal fees, and the costs of administering a plan of distribution of the recovery. The Company denies the alleged misconduct and liability for all claims asserted, believes that the defendants have meritorious defenses to the lawsuit, and expects to vigorously defend the claims, although the Company cannot predict when or how it will be resolved or estimate what the potential loss or range of loss would be, if any. The Company was also named in two other putative class proceedings that were commenced between May 2023 and July 2023 in the Ontario Superior Court of Justice regarding allegations that the Company's disclosures contained misrepresentations. However, on November 10, 2023, the Ontario Superior Court of Justice decided a carriage motion staying those actions (Leonard v. Canopy Growth Corporation et al., Court File No. CV-23-00702281-00CP and Twidale v. Canopy Growth Corporation et al., Court File No. CV-23-00700135-00CP), and allowing Dziedziejko v. Canopy Growth Corporation et al., Court File No. CV-23-00701769-00CP to proceed to a class certification hearing of the plaintiff's motions for leave to proceed under the Securities Act and class certification. Those motions are scheduled to be heard in September 2025.

On June 15, 2023, an ostensible shareholder commenced a putative class action (Asmaro v. Canopy Growth Corporation et al., Court File No. VLC-S-S-234351) against the Company and two of its officers in the Supreme Court of British Columbia on behalf of a putative class of all persons and entities who purchased or otherwise acquired securities of the Company between August 6, 2021 and May 10, 2023. The lawsuit alleges that the Company's disclosures contained misrepresentations within the meaning of the Securities Act (British Columbia), that certain officers authorized, permitted, or acquiesced in the release of the impugned disclosures, and that all of the defendants are liable for damages to the putative class. The plaintiff seeks an unspecified amount of damages. The Company denies the alleged misconduct and liability for all claims asserted, believes that the defendants have meritorious defenses to the lawsuit, and expects to vigorously defend the claims, although the Company cannot predict when or how it will be resolved or estimate what the potential loss or range of loss would be, if any.

In May 2023, in connection with the Company's internal review of the financial reporting matters related to BioSteel, as previously disclosed in the Company's Current Report on Form 8-K and material change report filed on May 10, 2023 (the "BioSteel Review"), the Company voluntarily self-reported to the SEC that the timing and amount of revenue recognition in the BioSteel segment were under review. As a result of self-reporting the BioSteel Review, the Company is the subject of an ongoing investigation in connection with the BioSteel Review. Although the Company is fully cooperating with the investigation and continues to voluntarily respond to requests in connection with this matter, it cannot predict when such matters will be completed or the outcome and potential impact. Any remedial measures, sanctions, fines or penalties, including, but not limited to, financial penalties and awards, injunctive relief and compliance conditions, imposed on the Company in connection with this matter could have a material adverse impact on our business, financial condition and results of operations. See "Risk Factors—Risks Related to Our Growth Strategy—As a result of self-reporting the BioSteel Review, the Company is the subject of an investigation in connection with the BioSteel Review, and it cannot predict the timing of developments, and any adverse outcome of these continuing matters could have a material adverse effect on the Company" under Item 1A of this Annual Report.

On December 29, 2023, a Request for Arbitration was made identifying the Company, one of its subsidiaries, and another entity as respondents. The Claimant seeks damages in the amount of USD $32,666,667 against the respondents based on alleged breaches of a Share Purchase Agreement ("SPA"), including breaches of the duty of good faith and honest performance in relation to certain milestone payments in the SPA. The Company denies the allegations, believes that the respondents have meritorious defenses, and expects to vigorously defend the claims, although the Company cannot predict when or how the arbitration will be resolved.

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any other legal proceedings other than described above, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, results of operations or prospects. Please refer to "Risk Factors" under Item 1A of this Annual Report for further discussion.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Canopy Shares are traded on Nasdaq under the symbol "CGC" and the TSX under the symbol "WEED."

Holders

As of May 28, 2024, there were approximately 521 holders of record of Canopy Shares. This number of holders of record does not represent the actual number of beneficial owners of Canopy Shares because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

Dividends

As of the date of this Form 10-K, we have not declared any dividends or made any distributions on the Canopy Shares. Furthermore, we have no current intention to declare dividends on the Canopy Shares in the foreseeable future. Any decision to pay dividends on the Canopy Shares in the future will be at the discretion of our board of directors and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any contractual restrictions and financing agreement covenants, our ability to meet solvency tests imposed by corporate law and other factors that our board of directors may deem relevant.

Recent Sales of Unregistered Securities

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Persons

We did not purchase any of the Canopy Shares during the three months ended March 31, 2024.

Item 6. Reserved.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction

This Management's Discussion and Analysis of our financial condition and results of operations ("MD&A"), which should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 8 of this Form 10-K (the "Financial Statements"), provides additional information on our business, current developments, financial condition, cash flows and results of operations. It is organized as follows:

- *Part 1 - Business Overview.* This section provides a general description of our business, which we believe is important in understanding the results of our operations, financial condition, and potential future trends.

- *Part 2 - Results of Operations.* This section provides an analysis of our results of operations for (1) fiscal 2024 in comparison to fiscal 2023; and (2) fiscal 2023 in comparison to fiscal 2022.

- *Part 3 - Financial Liquidity and Capital Resources.* This section provides an analysis of our cash flows and outstanding debt and commitments for fiscal 2024. Included in this analysis is a discussion of the amount of financial capacity available to fund our ongoing operations and future commitments.

- *Part 4 - Critical Accounting Policies and Estimates.* This section identifies those accounting policies that are considered important to our results of operations and financial condition, require significant judgment and involve significant management estimates. Our significant accounting policies, including those considered to be critical accounting policies, are summarized in Note 3 of the Financial Statements.

We prepare and report our Financial Statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Our Financial Statements, and the financial information contained herein, are reported in thousands of Canadian dollars, except share and per share amounts or as otherwise stated. We have determined that the Canadian dollar is the most relevant and appropriate reporting currency as, despite continuing shifts in the relative size of our operations across multiple geographies, the majority of our operations are conducted in Canadian dollars and our financial results are prepared and reviewed internally by management in Canadian dollars.

In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed in Part 1, Item 1A, "Risk Factors" in this Form 10-K.

Part 1 - Business Overview

We are a world-leading cannabis company which produces, distributes, and sells a diverse range of cannabis and cannabis related products. Cannabis products are principally sold for adult-use and medical purposes under a portfolio of distinct brands. Our core operations are in Canada, Europe and Australia and we hold a significant non-controlling, non-voting interest in an entity that participates in the sale of cannabis and hemp derived products in the United States.

Using a consumer-driven approach, our portfolio delivers diverse products that offer experiences for occasions our consumers seek. Our mainstream and premium branded product portfolio includes multiple cannabis formats, such as high-quality dried flower, oils, softgel capsules, infused beverages, edibles and topical formats, as well as vaporizer devices, in addition to cannabis accessories, designed to meet the needs of consumers worldwide.

Our cannabis cultivation operations are focused in two facilities, our greenhouse facility in Kincardine, Ontario and the DOJA facility in Kelowna, British Columbia. We believe that the cultivation capacity in the Kincardine facility and the DOJA facility, as well as externally sourced cannabis flower supply can meet the current demand for our premium dried flower. The receipt of EU GMP certification at the Kincardine facility enables Canopy Growth to continue exporting certified medical cannabis to medical markets in Europe as well as other medical cannabis markets around the world.

Our licensed operational capacity in Canada includes advanced manufacturing capability for oil and softgel encapsulation, PRJ (infused and non-infused), and hash production, which is primarily completed at our Smiths Falls, Ontario facility. Through our in-house manufacturing capabilities of adult-use cannabis products, we can process and package bulk cannabis flower, PRJ and vape products, whether internally or externally sourced, into high quality cannabis products. Our remaining products are manufactured through an adaptive third-party sourcing model for all cannabis beverages, edibles, and extracts. We are confident that our production and manufacturing capabilities and know-how are sufficient to meet the diverse needs of our adult-use and medical cannabis consumers in Canada.

Today, we are a leader in the adult-use market in Canada where we offer a broad portfolio of brands and products and continue to expand our portfolio to include new innovative cannabis products and formats. We maintain agreements to supply all Canadian provinces and territories with our adult-use products for sale through their established retail distribution systems. Through the

Spectrum Therapeutics website, patients who have registered with Spectrum Therapeutics are able to purchase products online and have them shipped directly to the address indicated on their registration document. We have developed several programs to improve access to medical cannabis for authorized patients through income-tested compassionate pricing program whereby eligible low-income patients may obtain a 20% discount on regular prices of medical cannabis. We also provide support through our customer care team to help patients identify if their medication is covered under the growing number of private health plans that have a medical cannabis component.

Our Canopy Medical and Spectrum Therapeutics brands continue to serve the medical market in Europe and Australia. Our European medical cannabis business operates in accordance with the specific regulatory framework in place in the relevant jurisdictions, including supplying EU Good Manufacturing Practices ("GMP") compliant pharmaceutical products. In Australia, Spectrum Therapeutics continues to support Australian medical patients through imported products.

We also offer a variety of health and wellness hemp-derived CBD products under our Martha Stewart CBD brand, in addition, to the premier herbal vaporizer product under the Storz & Bickel® ("Storz & Bickel") brand.

Our cannabis products contain THC, CBD, or a combination of these two cannabinoids which are found in the cannabis sativa plant species. THC is the primary psychoactive or intoxicating cannabinoid found in cannabis. We also refer throughout this MD&A to "hemp," which is a term used to classify varieties of the cannabis sativa plant that contain CBD and 0.3% or less THC content (by dry weight). Conversely, references to the term "marijuana" refers to varieties of the cannabis sativa plant with more than 0.3% THC.

Segment Reporting

Prior to the three months ended September 30, 2022, the Company had the following two reportable segments: (i) global cannabis; and (ii) other consumer products. Following the completion of certain restructuring actions which were initiated in the three months ended March 31, 2022, and which were aligned with the Company's strategic review of its business, the Company has changed the structure of its internal management financial reporting. Accordingly, since the three months ended September 30, 2022, the Company began reporting its financial results for the following four reportable segments:

- **Canada cannabis -** includes the production, distribution and sale of a diverse range of cannabis, hemp and cannabis-related products in Canada pursuant to the *Cannabis Act*;

- **International markets cannabis** - includes the production, distribution and sale of a diverse range of cannabis and hemp products internationally pursuant to applicable international legislation, regulations and permits. Priority markets include medical cannabis in Australia and Europe where the Company offers branded high-quality flower, oil and extract products under our recognized Spectrum Therapeutics and Canopy Medical brands, as well as our Storz & Bickel line of medically approved vaporizers in Australia;

- **Storz & Bickel** - includes the production, distribution and sale of vaporizers and accessories; and

- **This Works** - includes the production, distribution and sale of beauty, skincare, wellness and sleep products, some of which have been blended with hemp-derived CBD isolate. On December 18, 2023, the Company completed the sale of This Works and as of such date, the results of This Works are no longer included in the Company's financial results.

These segments reflect how the Company's operations are managed, how the Company's Chief Executive Officer, who is the Chief Operating Decision Maker ("CODM"), allocates resources and evaluates performance, and how the Company's internal management financial reporting is structured. The Company's CODM evaluates the performance of these segments, with a focus on (i) segment net revenue, and (ii) segment gross margin as the measure of segment profit or loss. Accordingly, information regarding segment net revenue and segment gross margin for the comparative periods has been restated to reflect the aforementioned change in reportable segments. The remainder of the Company's operations include revenue derived from, and cost of sales associated with, the Company's non-cannabis extraction activities and other ancillary activities; these are included within "other".

Recent Developments

Canopy USA

As described above in Item 1 (Business) of this Annual Report, Canopy Growth has implemented the Reorganization Amendments and the Additional Reorganization Amendments and Canopy USA subsequently completed the first tranche closing of the Trust Transaction and exercised the Wana Options and the Jetty Options, such that we will not consolidate the financial results of Canopy USA as of April 30, 2024. Following the implementation of the Reorganization, Canopy USA was determined to be a variable interest entity pursuant to ASC 810 - *Consolidations* ("ASC 810") and prior to the completion of the Reorganization Amendments and the Additional Reorganization Amendments, Canopy Growth was determined to be the primary beneficiary of Canopy USA. As a result of such determination and in accordance with ASC 810, Canopy Growth consolidated the financial results of Canopy USA at March 31, 2024.

Refinancing of $100.0 Million of Canopy Notes Due in 2023

On April 13, 2023, we entered into an exchange agreement (the "April 2023 Exchange Agreement") with Greenstar in order to acquire and cancel $100.0 million aggregate principal amount of our outstanding Canopy Notes. Pursuant to the April 2023 Exchange Agreement, we agreed to acquire and cancel $100.0 million aggregate principal amount of the Canopy Notes held by Greenstar in exchange for: (i) a cash payment to Greenstar in the amount of the unpaid and accrued interest owing under the Canopy Notes held by Greenstar; and (ii) a promissory note of $100.0 million maturing December 31, 2024 bearing interest at a rate of 4.25% per annum, payable in cash on maturity (the "CBI Note"). As a result, Greenstar no longer holds any Canopy Notes. On April 18, 2024, the CBI Note was cancelled in connection with the Note Exchange (as defined below).

Equitization of $12.5 Million of Canopy Notes Due in July 2023

On June 29, 2023, we entered into privately negotiated exchange agreements with certain holders (the "Noteholders") of the Canopy Notes to acquire and cancel $12.5 million aggregate principal amount of the Canopy Notes from the Noteholders in exchange for cash, including accrued and unpaid interest owing under the Canopy Notes, and the issuance of approximately 2.43 million Canopy Growth common shares.

Conversion of US$100.0 Million Convertible Debentures

On February 21, 2023, we entered into a subscription agreement (the "Convertible Debenture Agreement") with an institutional investor (the "Institutional Investor") pursuant to which the Institutional Investor agreed to purchase up to US$150.0 million aggregate principal amount of senior unsecured convertible debentures ("Convertible Debentures") in a registered direct offering. The Convertible Debentures were issued under the indenture dated February 21, 2023 between us and Computershare Trust Company of Canada, in its capacity as trustee. Pursuant to the Convertible Debenture Agreement, an initial $135.2 million (US$100.0 million) aggregate principal amount of the Convertible Debentures were sold to the Institutional Investor on February 21, 2023. The conditions with respect to the remaining US$50 million aggregate principal amount of the Convertible Debentures were neither satisfied nor waived. The Convertible Debentures were convertible into our common shares at the option of the Institutional Investor at any time or times prior to the maturity date of February 28, 2028, at a conversion price equal to 92.5% of the volume-weighted average price of our common shares during the three consecutive trading days ending on the business day immediately prior to the date of conversion. No cash payment or any other property of Canopy Growth was made by us to the Institutional Investor in connection with, or as a result of, the issuance, conversion or repayment of the Convertible Debentures.

As of June 30, 2023, all conversions pursuant to the Convertible Debentures were completed and the amount outstanding under the Convertible Debentures was $nil.

Maturity of Canopy Notes Due in July 2023

On July 13, 2023, we entered into privately negotiated redemption agreements with certain Noteholders of our Canopy Notes, pursuant to which approximately $193 million aggregate principal amount of the outstanding Canopy Notes held by such Noteholders were redeemed (the "Redemption") on the applicable closing date for: (i) an aggregate cash payment of approximately $101 million; (ii) the issuance of 9.04 million Canopy Growth common shares; and (iii) the issuance of approximately $40.4 million aggregate principal amount of newly issued unsecured non-interest bearing convertible debentures (the "Debentures"). Following the Redemption, we settled the remaining aggregate principal amount owing under the outstanding Canopy Notes and, as of the maturity date, there were no Canopy Notes outstanding.

The Debentures were issued pursuant to a debenture indenture dated July 14, 2023 between us and Odyssey Trust Company, in its capacity as trustee. The Debentures were convertible into Canopy Growth common shares (the "Debenture Shares") at the option of the holder at any time or times following approval from our shareholders for the issuance of all the Debenture Shares in excess of the Nasdaq threshold of 19.99% and the TSX requirements of 25% of the issued and outstanding Canopy Growth common shares in accordance with the applicable rules and regulations of Nasdaq and the TSX (the "Shareholder Approval") until the maturity date of January 15, 2024, at a conversion price equal to $5.50, subject to adjustment in certain events.

We obtained Shareholder Approval, at our Annual General and Special Meeting of shareholders held on September 25, 2023. As of September 30, 2023, all conversions pursuant to the Debentures have been completed and the amount outstanding under the Debentures was $nil.

Balance Sheet Deleveraging Initiatives

On October 24, 2022, we entered into agreements with certain of our lenders under the term loan credit agreement dated March 18, 2021 (the "Credit Agreement") pursuant to which we agreed to purchase in the aggregate US$187.5 million of the principal indebtedness outstanding under the Credit Facility at a discounted price of US$930 per US$1,000 or US$174.4 million in the aggregate. The first payment, which was oversubscribed, in the amount of $117.5 million (US$87.9 million) was made on November

10, 2022 to reduce the principal indebtedness under the Credit Facility by approximately $126.3 million (US$94.4 million). The second payment of $116.8 million (US$87.2 million) was made on April 17, 2023 to reduce principal indebtedness under the Credit Facility by $125.6 million (US$93.8 million). Additionally, on October 24, 2022 we and certain of our lenders agreed to make certain amendments to the Credit Agreement which, among other things, resulted in: (i) a reduction to the minimum liquidity covenant to no less than US$100.0 million following completion of the second principal repurchase on April 17, 2023; (ii) certain changes to the application of net proceeds from asset sales; (iii) the establishment of a new committed delayed draw term credit facility in an aggregate principal amount of US$100.0 million; and (iv) the elimination of the additional US$500.0 million incremental term loan facility.

On July 13, 2023, we entered into agreements with certain of our lenders under the Credit Agreement pursuant to which certain additional amendments were made to the Credit Agreement (collectively, the Credit Agreement, as amended as of July 13, 2023, is referred to herein as the "Amended Credit Agreement"). The Amended Credit Agreement required us to prepay or repurchase principal indebtedness under the Credit Facility in an amount equal to the US dollar equivalent of $93.0 million at a discounted price of US$930 per US$1,000 (the "July 2023 Paydown"). In addition, the Amended Credit Agreement requires us to apply certain net proceeds from asset sales to prepay or repurchase principal indebtedness under the Credit Facility and receive principal reductions at, in certain circumstances, a discounted price of US$950 per US$1,000. The Amended Credit Agreement also includes, among other things, amendments to the minimum liquidity covenant such that the US$100.0 million minimum ceased to apply concurrently with the July 2023 Paydown. The July 2023 Paydown was made on July 21, 2023.

On each of August 11, 2023 and September 14, 2023, pursuant to the terms of the Amended Credit Agreement, we repurchased additional outstanding principal amounts under the Credit Facility using certain net proceeds from completed asset sales (the "Second Quarter 2024 Paydowns"). The Second Quarter 2024 Paydowns resulted in an aggregate principal reduction of $73.3 million (US$54.5 million) for a cash payment of $69.6 million (US$51.8 million).

On each of November 28, 2023 and December 27, 2023, pursuant to the terms of the Amended Credit Agreement, we repurchased and repaid, as applicable, additional outstanding principal amounts under the Credit Facility using certain net proceeds from completed asset sales (the "Third Quarter 2024 Paydowns"). The Third Quarter 2024 Paydowns resulted in an aggregate principal reduction of $65.4 million (US$48.5 million) for a cash payment of $63.2 million (US$46.9 million).

On February 21, 2024, the Company repurchased additional outstanding principal amounts under the Credit Facility (the "Fourth Quarter 2024 Paydown"). The Fourth Quarter 2024 Paydown resulted in an aggregate principal reduction of $31,078 (US$23,000) for a cash payment of $27,970 (US$20,700).

September 2023 Private Placement – Unit Offering

On September 18, 2023, we entered into subscription agreements (the "Subscription Agreements") with certain institutional investors (the "Investors"). Pursuant to the terms of the Subscription Agreements, we issued 2,292,947 units (after giving effect to the Share Consolidation) of the Company (the "Units") to the Investors at a price per Unit of US$10.90 (after giving effect to the Share Consolidation) for aggregate gross proceeds of approximately $33.7 million (US$25.0 million) (the "Unit Offering"). Each Unit is comprised of one Canopy Growth common share and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Canopy Growth common share at a price per share equal to US$13.50 (after giving effect to the Share Consolidation) for a period of five years from the date of issuance. The Unit Offering closed on September 19, 2023.The Investors also held an over-allotment option to acquire up to an additional 2,292,947 Units (after giving effect to the Share Consolidation) at a price per Unit of US$10.90 (after giving effect to the Share Consolidation) for aggregate gross proceeds of approximately US$25.0 million at the discretion of the Investors at any time on or before November 2, 2023 (the "Over-Allotment Option"). The Over-Allotment Option was not exercised by the Investors and expired on November 2, 2023.

January 2024 Private Placement – Unit Offering

On January 18, 2024, we entered into subscription agreements (the "January 2024 Subscription Agreements") with certain institutional investors (the "January 2024 Investors"). Pursuant to the terms of the January 2024 Subscription Agreements, we issued 8,158,510 units of the Company (the "January 2024 Units") to the January 2024 Investors at a price per January 2024 Unit of US$4.29 for aggregate gross proceeds of approximately $47.1 million (US$35.0 million) (the "January 2024 Unit Offering"). Each January 2024 Unit is comprised of (a) one Canopy Growth common share and (b)(i) one Series A common share purchase warrant (a "Series A Warrant") or (ii) one Series B common share purchase warrant (a "Series B Warrant" and, together with the Series A Warrants, the "January 2024 Warrants"). Each January 2024 Warrant entitles the holder to acquire one Canopy Growth common share from the Company at a price per share equal to US$4.83. The Series A Warrants are currently exercisable and will remain exercisable until January 19, 2029, and the Series B Warrants will be exercisable for a period commencing on July 19, 2024 until July 19, 2029. The January 2024 Unit Offering closed on January 19, 2024.

Share Consolidation

On December 13, 2023, the Company announced that the Board had approved the consolidation of the Company's issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares (the

"Share Consolidation"). The Share Consolidation was implemented to ensure that the Company continues to comply with the listing requirements of the Nasdaq Global Select Market.

The Share Consolidation was approved by the Company's shareholders at the annual general and special meeting of shareholders held on September 25, 2023. The Share Consolidation became effective on December 15, 2023. No fractional common shares were issued in connection with the Share Consolidation. Any fractional common shares arising from the Share Consolidation were deemed to have been tendered by its registered owner to the Company for cancellation for no consideration. In addition, the exercise or conversion price and/or the number of common shares issuable under any of the Company's outstanding convertible securities, were proportionately adjusted in connection with the Share Consolidation.

All issued and outstanding common shares, per share amounts, and outstanding equity instruments and awards exercisable into common shares, as well as the exchange ratios for the Fixed Shares and the Floating Shares under the Acreage Amending Agreement and the Floating Share Arrangement Agreement, respectively, contained in the condensed interim consolidated financial statements of the Company and notes thereto have been retroactively adjusted to reflect the Share Consolidation for all prior periods presented.

Divestiture of This Works

On December 18, 2023, the Company entered into an agreement to divest all of its interest in This Works to a London-based investment firm (the "This Works Divestiture"). The Company completed the This Works Divestiture on December 18, 2023, pursuant to which the Company received a cash payment of $2,249 (£1,333) and a loan note of $5,240 (£3,106) with a maturity date of December 18, 2027. The Company will also be entitled to an earnout payment of up to $5,905 (£3,500), subject to certain financial targets.

Special Shareholder Meeting

Canopy Growth held a special meeting of shareholders on April 12, 2024 (the "Meeting") at which Canopy Growth shareholders approved a special resolution authorizing an amendment to its articles of incorporation, as amended (the "Amendment Proposal"), in order to: (i) create and authorize the issuance of an unlimited number of a new class of non-voting and non-participating exchangeable shares in the capital of Canopy Growth (the "Exchangeable Shares"); and (ii) restate the rights of the Company's common shares to provide for a conversion feature whereby each common share may at any time, at the option of the holder, be converted into one Exchangeable Share. The Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of Canopy Growth but are convertible into common shares.

CBI Exchange and Note Exchange

On April 18, 2024, Greenstar and CBG exchanged all 17,149,925 common shares in the capital of the Company they collectively held for 17,149,925 Exchangeable Shares for no consideration (the "CBI Exchange"). As a result of the CBI Exchange, the CBI Group no longer holds any Canopy Growth common shares On April 18, 2024, the Company also entered into an exchange agreement (the "CBI Exchange Agreement") with Greenstar, pursuant to which Greenstar converted approximately $81.2 million of the principal amount of the CBI Note into 9,111,549 Exchangeable Shares (the "Note Exchange), calculated based on a price per Exchangeable Share equal to $8.91. Pursuant to the terms of the CBI Exchange Agreement, all accrued but unpaid interest on the CBI Note together with the remaining principal amount of the CBI Note was cancelled and forgiven for no additional consideration by Greenstar. Following the closing of the Note Exchange, the CBI Note was cancelled.

In connection with the Reorganization, on October 24, 2022, Canopy Growth entered into a consent agreement with CBG and Greenstar (the "Third Consent Agreement"), and pursuant to the terms thereof, following the CBI Exchange, other than the Third Consent Agreement and the termination rights contained therein, all agreements between Canopy Growth and CBI, including the Second Amended and Restated Investor Rights Agreement dated as of April 18, 2019, by and among certain wholly-owned subsidiaries of CBI and Canopy Growth (the "Second Amended and Restated Investor Rights Agreement"), were terminated. Pursuant to the terms of the Third Consent Agreement, all nominees of CBI that were sitting on the board of directors of Canopy Growth immediately prior to the CBI Exchange resigned as directors of Canopy Growth.

Supreme Debt Exchange

On May 2, 2024, the Company entered into an exchange and subscription agreement (the "Exchange and Subscription Agreement") with a single institutional investor (the "May 2024 Investor") pursuant to which, among other things, the May 2024 Investor delivered to the Company approximately $27.5 million aggregate principal amount of outstanding unsecured convertible debentures of The Supreme Cannabis Company, Inc. (the "Supreme Cannabis") and unsecured non-convertible debentures of Supreme Cannabis maturing in September 2025 held by the May 2024 Investor and paid the Company approximately US$50 million in exchange for the Company issuing to the May 2024 Investor (i) a new senior unsecured convertible debenture of the Company (the "May 2024 Convertible Debenture") with an aggregate principal amount of $96.4 million maturing five years from the closing date (the "Closing Date") of the transaction (the "Transaction") and (ii) 3,350,430 common share purchase warrants (the "May 2024 Investor Warrants") of the Company. Each May 2024 Investor Warrant entitles the holder to acquire one Canopy Share at an exercise price equal to $16.18 per Canopy Share for a period of five years from the Closing Date. The May 2024 Convertible Debenture bears interest at a rate of 7.50% per annum, payable in semi-annual payments in cash or, at the option of the Company, in Canopy Shares for the first four semi-annual interest payments after the Closing Date, subject to satisfaction of certain conditions, including the prior approval of the TSX.

The Exchange and Subscription Agreement granted the May 2024 Investor, for a period of four months from the Closing Date (the "Agreement ROFR Term"), a right of first refusal to subscribe for, and to be issued, as the sole investor in any proposed non-brokered private placement that the Company wishes to complete during the ROFR Term (the "Proposed Private Placement"); provided, however, that the May 2024 Investor shall subscribe for 100% of the Proposed Private Placement on the same terms and conditions contemplated in the Proposed Private Placement.

The May 2024 Convertible Debenture is convertible into Canopy Shares at the option of the May 2024 Investor at a conversion price equal to $14.38 per share. The May 2024 Convertible Debenture is subject to a forced conversion feature upon notice from the Company in the event that the average closing trading price of the Canopy Shares on the TSX exceeds $21.57 for a period of 10 consecutive trading days. In addition, pursuant to the terms of the May 2024 Convertible Debenture, for so long as the principal amount under the May 2024 Convertible Debenture remains outstanding (the "Debenture ROFR Term"), the Company granted the May 2024 Investor a right of first refusal to subscribe for, and to be issued, as an investor in any debt or equity financing that the Company wishes to complete during the Debenture ROFR Term (the "Proposed Financing"); provided, however, that the May 2024 Investor shall subscribe for 25% of the Proposed Financing on the same terms and conditions contemplated in the Proposed Financing.

In connection with the Transaction, the Company entered into a registration rights agreement with the May 2024 Investor, pursuant to which the Company agreed to file a registration statement with the SEC to register for resale the Canopy Shares underlying the May 2024 Convertible Debenture and May 2024 Investor Warrants as soon as reasonably practicable following the filing by the Company of this Annual Report on Form 10-K, but in no event later than 45 days after the Closing Date.

Factors Impacting our Business

We believe our future success will primarily depend on the following factors:

Building a North American Cannabis Powerhouse of Brands Through Exceptional Product Quality - The heart of our business is in North America with our roots in Canada and investments in the U.S. Our brands include some of the best-known brands in the cannabis space such as Tweed® ("Tweed"), DOJA, HiWay, Vert, 7ACRES, Maitri, Twd., Wana® ("Wana"), and Deep Space in our Canadian adult-use market, and Spectrum Therapeutics in the Canadian medical market. Additionally, our Storz & Bickel line of devices complement our suite of cannabis brands and products. As markets continue to evolve, we believe the role of brands will become even more prominent in the consumer's desire for trustworthy products that deliver quality, consistency and experience. We are investing in our brands to continue being leaders in the market and strengthening their relationship with the consumer.

The establishment of Canopy USA has been a stepping stone towards maximizing the value of our previously held conditional U.S. THC investments through Canopy USA. Canopy USA's powerhouse brands, including those held by Acreage, Wana and Jetty establish a foundation for us to participate in the world's largest and fastest growing cannabis market. Canopy USA exercised its options to acquire Wana and Jetty on May 6, 2024. As of April 30, 2024, Canopy Growth has deconsolidated the financial results of Canopy USA and has a non-controlling interest in Canopy USA as of such date, which will be accounted for as an equity method (fair value) investment until such time as a Stock Exchange Permissibility Date occurs. Canopy Growth expects to disclose to investors the financial performance of Canopy USA in accordance with the requirements of Rule 3-09 of SEC Regulation S-X. Canopy USA is expected to generate revenues and cost synergies by leveraging its own premium brands, routes to market and operations, establishing a functioning U.S. cannabis ecosystem in its 23-state footprint.

Beyond the United States, we have taken significant steps towards building our Canadian business to drive profitability and maintain our position as one of Canada's lasting cannabis producers by being steadfast on developing our route to market and fostering strong relationships along our supply chain.

Delivering Best-in-Class Service to Our Customers with Our Purpose-Built Route to Market – In addition to building our branded portfolio, we continuously pursue opportunities to be the partner of choice to our customers. In our core markets, we have invested in quality execution and distribution networks to drive consistent growth across our priority brands and products. Our North American sales team is the cornerstone of our route to market and positions us to foster a direct relationship with our customers. We understand that the success of our brands is only achievable with the support of customers, and we are committed to providing the highest level of service with our insights, education, efficiency, reliability and cost management.

As consumer needs and trends evolve, we are continuing to focus our efforts on product categories with the highest and most tangible profit opportunities that align with consumer desires and customer needs. At the same time, we are significantly optimizing our wholesale capabilities without expanding our asset footprint to ensure that our products have the broadest distribution in our highest profit geographies.

Leveraging Our Disciplined Asset-Light Model – As the cannabis market continues to rapidly evolve, specialized businesses have emerged, allowing us to focus on our core strengths of building brands and strong routes to market. This has resulted in a strategic shift in our business plan involving a hybrid asset-light approach that leverages local and/or regional suppliers for raw materials to complement our owned operations. We have undertaken significant balance sheet actions to reduce costs and to optimize our operating footprint in order to achieve profitability and growth. With a steadfast commitment to the quality of our products and to all aspects of our worldwide operations, we are always looking for opportunities to deliver the right product, at the right time, at the right price, and from the right facility.

Driving to Maintain Our Leadership Position with Medical Cannabis Patients Worldwide - We are committed to the high-quality production of medical cannabis products and are equally committed to helping medical professionals confidently prescribe and patients to responsibly use our products. Our unwavering commitment to the safety and effectiveness of our products is a critical strategic imperative which also helps differentiate ourselves in the growing cannabis market. To remain successful, we consistently strive to make significant investments in our operations within Europe and are well-positioned to pursue international growth opportunities with our strong medical cannabis brands and distribution networks. We intend to fuel the demand for our EU GMP certified medical grade cannabis internationally with supply from within Europe and from our Canadian facilities. We will continue to maximize our existing routes to market to further our execution on our international growth plans, while leveraging our cannabis expertise and well-established medical brands.

Part 2 - Results of Operations

The results of operations presented below reports the financial performance of the continuing operations of Canopy Growth for the years ended March 31, 2024 and 2023. Further to Note 6 in the Company's accompanying financial statements, the BioSteel segment results for all periods prior to the September 14, 2023 and November 16, 2023, being the effective dates of deconsolidation as a result of the CCAA Proceedings, are classified as discontinued operations and therefore are excluded from continuing operations. BioSteel's operating results for the years ended March 31, 2024, 2023, and 2022 and financial condition as of March 31, 2023 have been recast to conform to presentation as discontinued operations.

Discussion of Fiscal 2024 Results of Operations

The following table presents selected consolidated financial information for the years ended March 31, 2024 and 2023:

							Years ended March 31,				
(in thousands of Canadian dollars, except share amounts and where otherwise indicated)				2024			2023		$ Change		% Change
Selected consolidated financial information:											
Net revenue	$			297,146	$		333,253	$	(36,107)		(11%)
Gross margin percentage				27%			(19%)		-		4,600 bps
Net loss from continuing operations	$			(483,682)	$		(3,080,430)	$	2,596,748		84%
Net loss from continuing operations attributable to Canopy Growth Corporation	$			(483,682)	$		(3,078,533)	$	2,594,851		84%
Basic and diluted loss per share from continuing operations[1, 2]	$			(6.47)	$		(66.39)	$	59.92		90%

[1] For the year ended March 31, 2024, the weighted average number of outstanding common shares, basic and diluted, totaled 74,787,521 (year ended March 31, 2023 - 46,372,441).

[2] Prior year share and per share amounts have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023.

Net Revenue

We report net revenue in four segments: (i) Canada cannabis; (ii) international markets cannabis; (iii) Storz & Bickel; and (iv) This Works. Revenue derived from the remainder of our operations are included within "other". The following table presents segmented net revenue for the years ended March 31, 2024 and 2023:

Net Revenue				Years ended March 31,							
(in thousands of Canadian dollars)				2024			2023		$ Change		% Change
Canada cannabis											
Canadian adult-use cannabis											
Business-to-business[1]	$			92,370	$		95,026	$	(2,656)		(3%)
Business-to-consumer				-			36,243		(36,243)		(100%)
				92,370			131,269		(38,899)		(30%)
Canadian medical cannabis[2]				61,346			55,798		5,548		10%
	$			153,716	$		187,067	$	(33,351)		(18%)
International markets cannabis[3]	$			41,312	$		38,949	$	2,363		6%
Storz & Bickel	$			70,670	$		64,845	$	5,825		9%
This Works	$			21,256	$		26,029	$	(4,773)		(18%)
Other				10,192			16,363		(6,171)		(38%)
Net revenue	$			297,146	$		333,253	$	(36,107)		(11%)

[1] Reflects excise taxes of $40,115 and other revenue adjustments, representing our determination of returns and pricing adjustments, of $3,514 for the year ended March 31, 2024 (year ended March 31, 2023 - excise taxes of $43,071 and other revenue adjustments of $3,503).

[2] Reflects excise taxes of $6,673 for the year ended March 31, 2024 (year ended March 31, 2023 - $4,926).

[3] Reflects other revenue adjustments of $645 for the year ended March 31, 2024 (year ended March 31, 2023 - $8,569).

Net revenue was $297.1 million in fiscal 2024, as compared to $333.3 million in fiscal 2023. The year-over-year decrease is primarily attributable to: (i) the divestiture of our retail business in Canada in the third quarter of fiscal 2023; (ii) the divestiture of This Works in the third quarter of fiscal 2024; and (iii) a decrease in the Canada business-to-business channel. These decreases were partially offset by: (i) growth in Canada medical; (ii) growth in Storz & Bickel; and (iii) international markets cannabis sales growth.

Canada cannabis

Net revenue from our Canada cannabis segment was $153.7 million in fiscal 2024, as compared to $187.1 million in fiscal 2023.

Canadian adult-use cannabis net revenue was $92.4 million in fiscal 2024, as compared to $131.3 million in fiscal 2023.

- Net revenue from the business-to-business channel was $92.4 million in fiscal 2024, as compared to $95.0 million in fiscal 2023. The year-over-year decrease is primarily attributable to lower sales volumes across our premium and value-priced categories which, for the value-priced category, is largely the result of a strategy shift. For the premium category, the decrease is primarily attributable to supply constraints resulting from shortages of in-demand flower. This decrease was partially offset by increased sales of our mainstream brands, primarily resulting from improved product attributes and new products introduced under the Tweed brand.
- Revenue from the business-to-consumer channel was $nil in fiscal 2024, as compared to $36.2 million in fiscal 2023. The year-over-year decrease is attributable to the divestiture of our retail business in Canada in the third quarter of fiscal 2023.

Canadian medical cannabis net revenue was $61.3 million in fiscal 2024, as compared to $55.8 million in fiscal 2023. The year-over-year increase is primarily attributable to an increase in the average size of medical orders placed by our customers due largely to an increase in the percentage of insured customers, and a larger assortment of cannabis product choices offered to our customers. These factors were partially offset by a year-over-year decrease in the total number of medical orders, which was primarily related to the increasing number of adult-use cannabis retail stores across Canada.

International markets cannabis

International markets cannabis revenue was $41.3 million in fiscal 2024, as compared to $38.9 million in fiscal 2023. The year-over-year increase is attributable to growth in our global medical cannabis business in Australia, Germany, Poland, and Czech Republic. This increase was partially offset by: (i) a decline in our U.S. CBD business resulting from the continuing impact of our strategy shift to re-focus and refine our portfolio of product and brand offerings; and (ii) bulk cannabis sales in fiscal 2023, predominantly to a customer in an exited international market, which did not recur in fiscal 2024.

Storz & Bickel

Revenue from Storz & Bickel was $70.7 million in fiscal 2024, as compared to $64.8 million in fiscal 2023. The year-over-year increase is primarily attributable to the launch of a new portable vaporizer in the third quarter of fiscal 2024, expansion of our distribution and retail channels in the United States, and favorable foreign currency translation.

This Works

Revenue from This Works was $21.3 million in fiscal 2024, as compared to $26.0 million in fiscal 2023. The year-over-year decrease is primarily attributable to the completion of the This Works Divestiture on December 18, 2023.

Cost of Goods Sold and Gross Margin

The following table presents cost of goods sold, gross margin and gross margin percentage on a consolidated basis for the years ended March 31, 2024 and 2023:

(in thousands of Canadian dollars except where indicated)	Years ended March 31,			$ Change	% Change
	2024		2023		
Net revenue	$	297,146	$ 333,253	$ (36,107)	(11%)
Cost of goods sold	$	216,264	$ 396,782	$ (180,518)	(45%)
Gross margin		80,882	(63,529)	144,411	227%
Gross margin percentage		27%	(19%)	-	4,600 bps

Cost of goods sold was $216.3 million in fiscal 2024, as compared to $396.8 million in fiscal 2023. Our gross margin was $80.9 million in fiscal 2024, or 27% of net revenue, as compared to a gross margin of $(63.5) million and gross margin percentage of (19%) of net revenue in fiscal 2023. The year-over-year increase in the gross margin percentage was primarily attributable to:

- Improvement in our Canada cannabis segment, primarily attributable to: (i) the realized benefit of our cost savings program and strategic changes to our business that were initiated in the fourth quarter of fiscal 2023; (ii) a year-over-year decrease in write-downs of excess inventory; and (iii) opportunistic utilization of lower cost inputs.
- A year-over-year decrease in restructuring charges, from $81.8 million in fiscal 2023 to a reversal of $1.0 million in fiscal 2024. In fiscal 2023, restructuring charges related primarily to inventory write-downs resulting from: (i) the strategic changes to our business that were initiated in the fourth quarter of fiscal 2022, including the shift to a contract manufacturing model for certain product format; and (ii) amounts deemed excess based on current and projected demand; and
- Improvement in our international markets cannabis and This Works segments, primarily due to lower excess and obsolete inventory charges in fiscal 2024.

We report gross margin and gross margin percentage in four segments: (i) Canada cannabis; (ii) international markets cannabis; (iii) Storz & Bickel; and (iv) This Works. Gross margin and gross margin percentage associated with the remainder of our operations are included within "other". The following table presents segmented gross margin and gross margin percentage for the years ended March 31, 2024 and 2023:

| | | Years ended March 31, | | | |
(in thousands of Canadian dollars except where indicated)		2024		2023	$ Change	% Change
Canada cannabis segment						
Net revenue	$	153,716	$	187,067	$ (33,351)	(18%)
Cost of goods sold		128,820		282,358	(153,538)	(54%)
Gross margin		24,896		(95,291)	120,187	126%
Gross margin percentage		16%		(51%)		6,700 bps
International markets cannabis segment						
Revenue	$	41,312	$	38,949	$ 2,363	6%
Cost of goods sold		24,630		42,271	(17,641)	(42%)
Gross margin		16,682		(3,322)	20,004	602%
Gross margin percentage		40%		(9%)		4,900 bps
Storz & Bickel segment						
Revenue	$	70,670	$	64,845	$ 5,825	9%
Cost of goods sold		40,542		38,733	1,809	5%
Gross margin		30,128		26,112	4,016	15%
Gross margin percentage		43%		40%		300 bps
This Works segment						
Revenue	$	21,256	$	26,029	$ (4,773)	(18%)
Cost of goods sold		10,722		15,824	(5,102)	(32%)
Gross margin		10,534		10,205	329	3%
Gross margin percentage		50%		39%		1,100 bps
Other						
Revenue	$	10,192	$	16,363	$ (6,171)	(38%)
Cost of goods sold		11,550		17,596	(6,046)	(34%)
Gross margin		(1,358)		(1,233)	(125)	10%
Gross margin percentage		(13%)		(8%)		(500) bps

Canada cannabis

Gross margin for our Canada cannabis segment was $24.9 million in fiscal 2024, or 16% of net revenue, as compared to $(95.3) million in fiscal 2023, or (51%) of net revenue. The year-over-year increase in the gross margin percentage was primarily attributable to: (i) the realized benefit of our cost savings program and strategic changes to our business that were initiated in the fourth quarter of fiscal 2023; (ii) year-over-year decrease in write-downs of excess inventory; and (iii) opportunistic utilization of lower cost inputs.

International markets cannabis

Gross margin for our international markets cannabis segment was $16.7 million in fiscal 2024, or 40% of net revenue, as compared to $(3.3) million in fiscal 2023, or (9%) of net revenue. The year-over-year increase in the gross margin percentage is primarily attributable to an improvement in our U.S. CBD business, due primarily to the year-over-year decrease in restructuring charges, as we recorded charges of $8.2 million in fiscal 2023 relating to inventory write-downs resulting from strategic changes to our business. Further supporting the improved gross margin was a shift in the business mix to increased sales in Australia, Poland and Czech Republic.

<u>Storz & Bickel</u>

Gross margin for our Storz & Bickel segment was $30.1 million in fiscal 2024, or 43% of net revenue, as compared to $26.1 million in fiscal 2023, or 40% of net revenue. The year-over-year increase in the gross margin percentage is primarily attributable to lower input costs and a positive shift in product and channel mix.

<u>This Works</u>

Gross margin for our This Works segment was $10.5 million in fiscal 2024, or 50% of net revenue, as compared to $10.2 million in fiscal 2023, or 39% of net revenue. The year-over-year increase in the gross margin percentage is primarily attributable to lower excess and obsolete inventory charges.

Operating Expenses

The following table presents operating expenses for the years ended March 31, 2024 and 2023:

(in thousands of Canadian dollars)		Years ended March 31, 2024		2023		$ Change	% Change
Operating expenses							
General and administrative	$	85,654	$	113,595	$	(27,941)	(25%)
Sales and marketing		76,145		137,342		(61,197)	(45%)
Research and development		4,611		21,718		(17,107)	(79%)
Acquisition, divestiture, and other costs		34,767		35,584		(817)	(2%)
Depreciation and amortization		28,252		34,278		(6,026)	(18%)
Selling, general and administrative expenses		229,429		342,517		(113,088)	(33%)
Share-based compensation expense		14,180		25,322		(11,142)	(44%)
Loss on asset impairment and restructuring		65,987		2,199,146		(2,133,159)	(97%)
Total operating expenses	$	309,596	$	2,566,985	$	(2,257,389)	(88%)

<u>Selling, general and administrative expenses</u>

Selling, general and administrative expenses were $229.4 million in fiscal 2024, as compared to $342.5 million in fiscal 2023.

General and administrative expense was $85.7 million in fiscal 2024, as compared to $113.6 million in fiscal 2023. The year-over-year decrease is due primarily to the restructuring actions initiated in the fourth quarter of fiscal 2023, which included operational changes designed to align general and administrative costs with business objectives, and further streamline the organization to drive process-related efficiencies. We realized reductions relative to fiscal 2023, primarily in relation to: (i) compensation costs for finance, information technology, legal and other administrative functions; and (ii) a reduction in facilities and insurance costs.

Sales and marketing expense was $76.1 million in fiscal 2024, as compared to $137.3 million in fiscal 2023. The year-over-year decrease is primarily attributable to: (i) the divestiture of our retail business in Canada in the third quarter of fiscal 2023; (ii) the divestiture of This Works in the third quarter of fiscal 2024; (iii) cost reductions related to the previously-noted restructuring actions and cost savings programs, which resulted in a rationalization of our sales and marketing spending in certain areas of our business, particularly for our Canadian cannabis and U.S. CBD business, and a reduction in compensation costs.

Research and development expense was $4.6 million in fiscal 2024, as compared to $21.7 million in fiscal 2023. The year-over-year decrease is primarily attributable to cost reductions associated with the previously-noted restructuring actions and cost savings programs, as we: (i) continued to realize reductions in compensation costs and curtail research and development projects; and (ii) shifted to outsourced contract model for certain research and development projects.

Acquisition-related costs were $34.8 million in fiscal 2024, as compared to $35.6 million in fiscal 2023. In fiscal 2024, costs were incurred primarily in relation to:
- Approximately $8.3 million of costs relating to the modification of the Credit Agreement that occurred in July 2023.
- Approximately $10.7 million of legal and audit costs related to the restatement of our consolidated financial statements for the following previously filed periods: (i) audited consolidated financial statements for the fiscal year ended March 31, 2022, originally included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2022, and (ii) unaudited consolidated financial statements for the quarterly periods ended June 30, 2022, September 30, 2022 and December 31, 2022, originally included in the our Quarterly Reports on Form 10-Q for such quarterly periods, in connection with the correction of material misstatement arising from an internal review of financial reporting matters related to sales in the BioSteel business unit that were accounted for incorrectly, and the filing of our Annual Report on Form 10-K for the fiscal years ended March 31, 2023 and 2022 in June 2023;

- The Reorganization of Canopy USA, including the Reorganization Amendments and the Additional Reorganization Amendments; and
- Evaluating other potential opportunities.

Depreciation and amortization expense was $28.3 million in fiscal 2024, as compared to $34.3 million in fiscal 2023. The year-over-year decrease is primarily attributable to:
- The previously-noted restructuring actions and cost savings programs, including the closure of certain of our Canadian facilities and other operational changes to implement cultivation-related efficiencies and improvements in the Canadian adult-use cannabis business; and
- the divestiture of our retail business in Canada in the third quarter of fiscal 2023.

Share-based compensation expense

Share-based compensation expense was $14.2 million in fiscal 2024, as compared to $25.3 million in fiscal 2023. The year-over-year decrease is primarily attributable to the impact of our previously-noted restructuring actions, which resulted in forfeitures of stock options, restricted share units and performance units and results in lower relative expenses in future periods. While 2.4 million stock options were granted in the first quarter of fiscal 2024 and 1.5 million restricted share units were granted in the second quarter of fiscal 2024, the associated expense relating to both items partially offset the decrease noted.

Asset impairment and restructuring costs

Asset impairment and restructuring costs recorded in operating expenses were $66.0 million in fiscal 2024, as compared to $2.2 billion in fiscal 2023.

Loss on asset impairment and restructuring recorded in fiscal 2024 is primarily related to: (i) the Storz & Bickel goodwill and intangible asset impairment resulting from our annual impairment testing; (ii) the charges associated with the completion of the This Works Divestiture; and (iii) incremental impairment losses and other costs associated with the restructuring of our Canadian cannabis operations that were initiated in the three months ended March 31, 2023. These charges were offset by a gain on the sale of our production facility at 1 Hershey Drive in Smiths Falls, Ontario. The gain is due to the sale proceeds exceeding the carrying value that was previously impaired at March 31, 2023. Comparatively, in fiscal 2023, these costs included charges of $456.9 million related to restructuring actions and charges of $1.7 billion related to other asset impairments.

Other

The following table presents other income (expense), net, and income tax (expense) recovery for the years ended March 31, 2024 and 2023:

	Years ended March 31,			
(in thousands of Canadian dollars)	2024	2023	$ Change	% Change
Other income (expense), net	(242,641)	(455,644)	213,003	47%
Income tax (expense) recovery	(12,327)	5,728	(18,055)	(315%)

Other income (expense), net

Other income (expense), net, was an expense amount of $242.6 million in fiscal 2024, as compared to an expense amount of $455.6 million in fiscal 2023. The year-over-year change of $213.0 million, decrease in expense, is primarily attributable to:

- Decrease in non-cash income of $26.9 million related to fair value changes on the warrant derivative liability associated with the warrants held by CBI to acquire 3,845,444 common shares at a price of $766.80 per common share (the "Tranche B Warrants"). The income of $nil in fiscal 2024 is due to the warrant derivative liability being written down to $nil value in fiscal 2023 and the Tranche B Warrants being considered expired as of November 1, 2023. Comparatively, the income of $26.9 million is primarily attributable to a decrease of approximately 75% in our share price during fiscal 2023, further impacted by a shorter expected time to maturity of the Tranche B Warrants.

- Decrease in non-cash income of $47.0 million related to fair value changes on the liability arising from the Acreage Arrangement, from income of $47.0 million in fiscal 2023 to $nil in fiscal 2024. The income amount recognized in fiscal 2023, associated with a decrease in the liability arising from the Acreage Arrangement to $nil during the first quarter of fiscal 2023, is primarily attributable to a decrease of approximately 61% in our share price during the first quarter of fiscal 2023, relative to a decrease of approximately 27% in Acreage's share price during that same period. As a result, the model at June 30, 2022 reflected a lower estimated value of the Canopy Growth common shares expected to be issued at the exchange ratio of 0.03048 upon a Triggering Event, relative to the estimated value of the Fixed Shares expected to be acquired at that time; in the first quarter of fiscal 2023, this resulted in a change from a liability amount to an asset amount of $60.0 million in other financial assets. Fair value changes associated with the Acreage financial instrument asset is described below as part of the fair value changes on our other financial assets.

- Change of $7.3 million related to the non-cash fair value changes on our debt, from an expense amount of $43.1 million in fiscal 2023 to an expense amount of $35.8 million in fiscal 2024. The year-over-year change, is primarily attributable to the fair value changes on the unsecured non-interest bearing convertible debentures, offset by the fair value change of the unsecured senior notes prior to redemption in July 2023, compared to the fair value change of the unsecured senior notes in fiscal 2023.

- Increase of $12.7 million related to expenses associated with the settlement of our debt, from $0.6 million income in fiscal 2023 to $12.1 million expense in fiscal 2024. For fiscal year 2024, we recognized charges of $12.1 million, primarily in connection with the conversion of the Convertible Debentures (as described above under "Recent Developments") into Canopy Growth common shares at a conversion price of 92.5% of the volume-weighted average price of our common shares during the three consecutive trading days ending on the business day immediately prior to the date of conversion and the Second Quarter 2024 Paydowns, Third Quarter 2024 Paydowns, and Fourth Quarter 2024 Paydowns which resulted in a principal reduction of $73,313 (US$54,491), $65,379 (US$48,532) and $31,078 (US$23,000), respectively, for a cash payment of $69,647 (US$51,766), $63,167 (US$46,902) and $27,970 (US$20,700), respectively, and included write-offs of the related deferred financing costs. These charges were partially offset by a gain recognized upon the second payment made in connection with the Paydown on April 17, 2023 (also as described above under "Recent Developments"), as we repaid $125.6 million (US$93.8 million) of the principal amount outstanding under the Credit Agreement at a discounted price of US$930 per US$1,000.

- Decrease in non-cash income of $26.6 million related to fair value changes on acquisition related contingent consideration and other, from $38.9 million in fiscal 2023 to $12.3 million in fiscal 2024. These fair value changes relate primarily to the estimated deferred payments associated with our investment in Wana, with the fair value changes in both periods primarily associated with changes in expectations of future cash flows to be generated by Wana.

- Decrease in interest expense of $20.8 million, from $126.2 million in fiscal 2023 to $105.4 million in fiscal 2024. The year-over-year decrease is primarily attributable to the paydown of our credit facility throughout fiscal 2024, offset by increases in interest rates in fiscal 2024 relative to fiscal 2023.

- Decrease in interest income of $8.1 million, from $24.3 million in fiscal 2023 to $16.2 million in fiscal 2024. The year-over-year decrease is primarily attributable to the year-over-year combined decrease in our cash and cash equivalents and short-term investments balances, partially offset by higher interest rates in fiscal 2024 relative to fiscal 2023.

- Decrease in non-cash expense of $299.3 million related to fair value changes on our other financial assets, from $424.1 million in fiscal 2023 to $124.8 million in fiscal 2023. The fiscal 2024 expense amount is primarily attributable to fair value decreases relating to our investments in:
  - The Wana financial instrument, in the amount of $83.2 million, primarily attributable to changes in expectations of future cash flows to be generated by Wana;
  - The Jetty financial instrument, in the amount of $15.1 million, primarily attributable to changes in expectations of future cash flows to be generated by Jetty;
  - The Acreage financial instrument, in the amount of $45.4 million. On a quarterly basis, we determine the fair value of the Acreage financial instrument using a probability-weighted expected return model, incorporating several potential scenarios and outcomes associated with the Acreage Amended Arrangement. The fair value decrease for fiscal 2024 is primarily attributable to a decrease of approximately 51% in our share price, relative to a decrease of approximately 49% in Acreage's share price during the same period. As a result, the model at March 31, 2024 reflects both a lower estimated value of the Canopy Growth common shares expected to be issued upon a Triggering Event, and a lower estimated value of the Acreage shares expected to be acquired at that time. In fiscal 2024, the relative share price movements resulted in a decrease in the value of the Acreage financial instrument.
  - The Hempco Debenture, in the amount of $15.8 million, primarily attributable to changes in expectations of future cash flows to be received.

  These fair value decreases were partially offset by fair value increases primarily attributable to our investments in:
  - The TerrAscend Exchangeable Shares, in the amount of $26.9 million, primarily attributable to an increase of approximately 23% in TerrAscend's share price during fiscal 2024; and
  - The New Warrants, in the amount of $6.6 million, primarily attributable to an increase of approximately 23% in TerrAscend's share price during fiscal 2024.

  Comparatively, the expense amount in fiscal 2023 was primarily attributable to fair value decreases relating to our investments in: (i) the TerrAscend Exchangeable Shares ($186.5 million); (ii) the secured debentures issued by TerrAscend Canada and Arise Bioscience and associated 22,474,130 TerrAscend warrants, being all of the previously issued TerrAscend warrants controlled by Canopy USA that were cancelled and exchanged for the New Warrants (such previously issued TerrAscend warrants, the "Prior Warrants") (totaling $58.7 million); (iii) the New Warrants issued by TerrAscend ($7.0 million) and (iv) the TerrAscend Option ($4.7 million), which were all driven largely by a decrease of approximately 71% in TerrAscend's share price in fiscal 2023. Additionally, the fair value of our investment in the Wana and Jetty financial instruments decreased $154.9 million and $19.9 million, respectively, due primarily to changes in expectations of the future cash flows to be generated by Wana and an increase in discount rates used in the valuation of both the Wana and Jetty financial instruments and the fair value of the Acreage TRA decreased by $38.0 million, due primarily to changes in estimates. The fair value decreases were partially offset by a fair value increase related to the Acreage financial instrument in the amount of $55.4 million.

Income tax (expense) recovery

Income tax expense in fiscal 2024 was $12.3 million, as compared to an income tax recovery of $5.7 million in fiscal 2023. In fiscal 2024, the income tax expense consisted of a deferred income tax expense of $12.0 million (compared to a recovery of $1.6 million in fiscal 2023) and current income tax expense of $0.3 million (compared to a recovery of $4.1 million in fiscal 2023).

The increase of $13.6 million in the deferred income tax expense is primarily a result of an increase due to the settlements of the Canopy Notes, net of recognition of losses for tax purposes, where the accounting criteria for recognition of an asset has been met.

The increase of $4.4 million in the current income tax expense arose primarily in connection with tax on income for tax purposes that could not be reduced by the group's tax attributes in current taxation year, as compared to, legal entities that generated a loss for tax purposes during the prior taxation period, which loss was carried back to a prior taxation period to reduce that prior period's income for tax purposes.

Restructuring, Asset Impairments and Related Costs

Fiscal 2024

Total restructuring, asset impairments and related costs of $65.0 million were recognized in fiscal 2024.

Restructuring and other charges totaling $(14.5) million were recognized in fiscal 2024 comprised of: (i) a gain on property, plant and equipment, (ii) reversal of inventory write-downs and other charges, (iii) reversal of contractual and other settlement costs, and (iv) employee-related costs and other restructuring costs. These charges relate to various incremental impairment losses and other costs associated with the restructuring of the Company's Canadian cannabis operations that were initiated in the three months ended March 31, 2023, in addition to continued evaluation of the Company's overall operations throughout fiscal 2024. The gain on property, plant and equipment was primarily driven by a gain on the sale of the Company's production facility at 1 Hershey Drive in Smiths Falls, Ontario.

Impairment charges totaling $79.5 million were recognized in fiscal 2024, comprised of: (i) goodwill impairment losses of $42.1 million relating to the Storz & Bickel reporting unit, (ii) impairment charges of $9.0 million for the Storz & Bickel acquired brand intangible asset, (iii) impairment charges of $28.1 million relating to This Works divestiture including $7.9 million for the acquired brand and $20.2 million for the excess of carrying amount over the fair value less costs to sell of This Works, and (iv) other intangible asset impairment charges of $0.3 million.

A summary of the pre-tax charges recognized in fiscal 2024 in connection with our restructuring actions described above is as follows:

	Year ended March 31, 2024		
	Restructuring and other charges	Other impairments	Total
Costs recorded in cost of goods sold:			
Reversal of inventory write-downs and other charges	$ (986)	$ -	$ (986)
Costs recorded in operating expenses:			
(Gain) impairment of property, plant and equipment, net	(40,578)	-	(40,578)
Impairment of intangible assets	-	17,266	17,266
Impairment of goodwill	-	42,081	42,081
Contractual and other settlement obligations	(2,129)	-	(2,129)
Employee-related and other restructuring costs	29,193	20,154	49,347
Asset impairment and restructuring costs	(13,514)	79,501	65,987
Total restructuring, asset impairments and related costs	$ (14,500)	$ 79,501	$ 65,001

Fiscal 2023

Total restructuring, asset impairments and related costs of $2.3 billion were recognized in fiscal 2023, including property, plant and equipment and intangible asset impairment charges, inventory write-downs and other charges, contractual and other settlement costs, and employee-related costs and other restructuring costs totaling $538.7 million associated with:

- The restructuring actions initiated in the fourth quarter of fiscal 2023 in relation to our Canadian cannabis operations;

- Impairment losses associated with the divestiture of our Canadian retail operations in connection with the OEGRC Transaction and the FOUR20 Transaction;
- Incremental costs primarily associated with the restructuring actions completed in fiscal 2022, including the closure of certain of our Canadian production facilities, and operational changes initiated in the fourth quarter of fiscal 2022 to: (i) implement cultivation-related efficiencies and improvements in the Canadian adult-use cannabis business; and (ii) implement a flexible manufacturing platform, including contract manufacturing for certain product formats;
- Employee-related restructuring charges associated with actions completed in the third quarter of fiscal 2023 and fourth quarter of fiscal 2023 as part of our ongoing program to align general and administrative costs with business objectives, and further streamline the organization; and
- Inventory write-downs and associated restructuring charges of $81.8 million related primarily to: (i) the aforementioned strategic changes to our business that were initiated in the fourth quarter of fiscal 2023, including the closure of our production facility at 1 Hershey Drive in Smiths Falls, Ontario; and (ii) the strategic changes to our business initiated in fiscal 2022, including the shift to a contract manufacturing model for certain product formats and the closure of certain of our production facilities.

Impairment charges totaling $1.7 billion were recognized in fiscal 2023, comprised of: (i) goodwill impairment losses totaling $1.7 billion, including $1.7 billion associated with our cannabis operations reporting unit in the global cannabis segment in the first quarter of fiscal 2023, and impairment losses of $2.3 million recorded in the second quarter of fiscal 2023 in relation to our This Works reporting units (refer to "Impairment of Goodwill" in "Critical Accounting Policies and Estimates" section below; and (ii) impairment charges of $14.6 million relating to certain acquired brand intangible assets, primarily within our Canada cannabis segment.

A summary of the pre-tax charges recognized in fiscal 2023 in connection with our restructuring actions described above is as follows:

	Year ended March 31, 2023		
	Restructuring and other charges	Other impairments	Total
Costs recorded in cost of goods sold:			
Inventory write-downs and other charges	$ 81,802	$ -	$ 81,802
Costs recorded in operating expenses:			
Impairment of property, plant and equipment	376,176	-	376,176
Impairment of intangible assets	27,399	14,614	42,013
Impairment of goodwill	-	1,727,679	1,727,679
Contractual and other settlement obligations	18,427	-	18,427
Employee-related and other restructuring costs	34,851	-	34,851
Asset impairment and restructuring costs	456,853	1,742,293	2,199,146
Total restructuring, asset impairments and related costs	$ 538,655	$ 1,742,293	$ 2,280,948

Net Loss

The net loss from continuing operations in fiscal 2024 was $483.7 million, as compared to a net loss from continuing operations of $3.1 billion in fiscal 2023. The year-over-year decrease in the net loss from continuing operations is primarily attributable to: (i) the year-over-year decrease in asset impairment and restructuring costs, which was largely related to the goodwill impairment losses of $1.7 billion recorded in the first quarter of fiscal 2023; and (ii) the year-over-year decrease in expense relating to other income (expense), net, of $213.0 million. These variances are described above.

Adjusted EBITDA (Non-GAAP Measure)

Our "Adjusted EBITDA" is a non-GAAP measure used by management that is not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Management calculates Adjusted EBITDA as the reported net income (loss), adjusted to exclude income tax recovery (expense); other income (expense), net; loss on equity method investments; share-based compensation expense; depreciation and amortization expense; asset impairment and restructuring costs; expected credit losses on financial assets and related charges; restructuring costs recorded in cost of goods sold; and charges related to the flow-through of inventory step-up on business combinations, and further adjusted to remove acquisition-related costs. Asset impairments related to periodic changes to our supply chain processes are not excluded from Adjusted EBITDA given their occurrence through the normal course of core operational activities. Accordingly, management believes that Adjusted EBITDA provides meaningful and useful financial information as this measure demonstrates the operating performance of businesses.

The following table presents Adjusted EBITDA for the years ended March 31, 2024 and 2023:

(in thousands of Canadian dollars)		Years ended March 31,					
		2024		2023		$ Change	% Change
Net loss from continuing operations	$	(483,682)	$	(3,080,430)	$	2,596,748	84%
Income tax expense (recovery)		12,327		(5,728)		18,055	315%
Other (income) expense, net		242,641		455,644		(213,003)	(47%)
Share-based compensation		14,180		25,322		(11,142)	(44%)
Acquisition, divestiture, and other costs		37,435		35,584		1,851	5%
Depreciation and amortization[1]		53,176		80,033		(26,857)	(34%)
Loss on asset impairment and restructuring		65,987		2,199,146		(2,133,159)	(97%)
Restructuring costs recorded in cost of goods sold		(986)		81,802		(82,788)	(101%)
Adjusted EBITDA	$	(58,922)	$	(208,627)	$	149,705	72%

[1] From Statements of Cash Flows.

The Adjusted EBITDA loss in fiscal 2024 was $58.9 million, as compared to an Adjusted EBITDA loss of $208.6 million in fiscal 2023. The year-over-year decrease in the Adjusted EBITDA loss is primarily attributable to the year-over-year improvement in our gross margin, and the year-over-year reduction in our total selling, general and administrative expense. These variances are described above.

Discussion of Fiscal 2023 Results of Operations

The following table presents selected consolidated financial information for the years ended March 31, 2023 and 2022:

(in thousands of Canadian dollars, except share amounts and where otherwise indicated)		Years ended March 31,					
		2023		2022		$ Change	% Change
Selected consolidated financial information:							
Net revenue	$	333,253	$	475,699	$	(142,446)	(30%)
Gross margin percentage		(19%)		(39%)		-	2,000 bps
Net loss from continuing operations	$	(3,080,430)	$	(258,910)	$	(2,821,520)	(1,090%)
Net loss from continuing operations attributable to Canopy Growth Corporation	$	(3,078,533)	$	(254,538)	$	(2,823,995)	(1,109%)
Basic and diluted loss per share from continuing operations[1]	$	(66.39)	$	(6.50)	$	(59.89)	(921%)

[1] For the year ended March 31, 2023, the weighted average number of outstanding common shares, basic and diluted, totaled 46,372,441 (year ended March 31, 2022 - 39,132,428).

[2] Share and per share amounts have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023.

Net Revenue

The following table presents segmented net revenue for the years ended March 31, 2023 and 2022:

Revenue by Channel		Years ended March 31,					
(in thousands of Canadian dollars)		2023		2022		$ Change	% Change
Canada cannabis							
Canadian adult-use cannabis							
Business-to-business[1]	$	95,026	$	143,732	$	(48,706)	(34%)
Business-to-consumer		36,243		61,570		(25,327)	(41%)
		131,269		205,302		(74,033)	(36%)
Canadian medical cannabis net revenue[2]		55,798		52,608		3,190	6%
	$	187,067	$	257,910	$	(70,843)	(27%)
International markets cannabis							
C[3]		-		36,113		(36,113)	(100%)
Other international markets cannabis[3]		38,949		43,193		(4,244)	(10%)
	$	38,949	$	79,306	$	(40,357)	(51%)
Storz & Bickel	$	64,845	$	85,410	$	(20,565)	(24%)
This Works	$	26,029	$	32,296	$	(6,267)	(19%)
Other		16,363		20,777		(4,414)	(21%)
Net revenue	$	333,253	$	475,699	$	(142,446)	(30%)

[1] Reflects excise taxes of $43,071 and other revenue adjustments, representing our determination of returns and pricing adjustments, of $3,503 for the year ended March 31, 2023 (year ended March 31, 2022 - excise taxes of $56,666 and other revenue adjustments of $7,300).
[2] Reflects excise taxes of $4,926 for the year ended March 31, 2023 (year ended March 31, 2022 - $5,227).
[3] Reflects other revenue adjustments of $8,569 for the year ended March 31, 2023 (year ended March 31, 2022 - $4,288).

Net revenue was $333.3 million in fiscal 2023, as compared to $475.7 million in fiscal 2022. The year-over-year decrease is primarily attributable to: (i) the continuing decrease in net revenue from our Canada cannabis segment, as increased competition in the Canadian adult-use market has resulted in lower sales velocities, continued price compression, and reduced traffic at our corporate-owned retail stores (prior to their divestiture); (ii) the divestiture of our interest in C[3] Cannabinoid Compound Company GmbH ("C[3]") in the fourth quarter of fiscal 2022; (iii) the divestiture of our retail business in Canada with the closing of the FOUR20 Transaction on October 26, 2022 and the OEGRC Transaction on December 30, 2022; (iv) a decline in our U.S. CBD business, as we focused our product and brand offerings; (v) lower bulk cannabis sales; and (vi) a decrease in revenues from our Storz & Bickel and This Works businesses. These decreases were partially offset by international cannabis sales growth.

Canada cannabis

Net revenue from our Canada cannabis segment was $187.1 million in fiscal 2023, as compared to $257.9 million in fiscal 2022.

Canadian adult-use cannabis net revenue was $131.3 million in fiscal 2023, as compared to $205.3 million in fiscal 2022.

- Net revenue from the business-to-business channel was $95.0 million in fiscal 2023, as compared to $143.7 million in fiscal 2022. The year-over-year decrease is primarily attributable to: (i) the continuing impacts of price compression across all categories of the Canadian adult-use market, predominantly resulting from increased competition; and (ii) lower sales volumes across the premium and value-priced categories of the Canadian adult-use market. These factors were partially offset by a more favorable product mix due primarily to a decrease in the volume of value-priced dried product sold compared to the prior year.

- Revenue from the business-to-consumer channel was $36.2 million in fiscal 2023, as compared to $61.6 million in fiscal 2022. The year-over-year decrease is primarily attributable to: (i) the divestiture of our retail business in Canada with the closing of the FOUR20 Transaction on October 26, 2022 and the OEGRC Transaction on December 30, 2022; (ii) the continuing rapid increase in the number of third-party owned retail stores across Canada, which has resulted in increased competition for traffic at our corporate-owned stores which we operate in certain provinces; and (iii) price compression resulting from the increased competition.

Canadian medical cannabis net revenue was $55.8 million in fiscal 2023, as compared to $52.6 million in fiscal 2022. The year-over-year increase is primarily attributable to an increase in the average size of medical orders placed by our customers due largely to an increase in the percentage of insured customers, and a larger assortment of cannabis product choices offered to our customers. These factors were partially offset by a year-over-year decrease in the total number of medical orders, which was primarily related to the increasing number of adult-use cannabis retail stores across Canada.

International markets cannabis

International markets cannabis revenue was $38.9 million in fiscal 2023, as compared to $79.3 million in fiscal 2022. The year-over-year decrease is attributable to:

- The divestiture of C^3, which resulted in a decrease in revenue of $36.1 million as compared to fiscal 2022; and
- A year-over-year decrease of $4.2 million in other international markets cannabis revenue, primarily attributable to: (i) a decline in revenue in our U.S. CBD business following our strategy shift initiated in the fourth quarter of fiscal 2022 to re-focus and refine our portfolio of product and brand offerings on premium products, and we recognized additional variable consideration which we expect to incur as a result; and (ii) a decrease in bulk cannabis sales relative to fiscal 2022. These declines were partially offset by the year-over-year growth in our global medical cannabis business.

Storz & Bickel

Revenue from Storz & Bickel was $64.8 million in fiscal 2023, as compared to $85.4 million in fiscal 2022. The year-over-year decrease is primarily attributable to: (i) the slowdown in consumer spending in North America and Europe; and (ii) temporary disruptions with certain distributors.

This Works

Revenue from This Works was $26.0 million in fiscal 2023, as compared to $32.3 million in fiscal 2022. The year-over-year decrease is primarily attributable to: (i) softer performance relative to fiscal 2022 in certain of our product lines, particularly our "Sleep" line; and (ii) the slowdown in consumer spending in North America and Europe.

Cost of Goods Sold and Gross Margin

The following table presents cost of goods sold, gross margin and gross margin percentage on a consolidated basis for the years ended March 31, 2023 and 2022:

	Years ended March 31,			
(in thousands of Canadian dollars except where indicated)	2023	2022	$ Change	% Change
Net revenue	$ 333,253	$ 475,699	$ (142,446)	(30%)
Cost of goods sold	$ 396,782	$ 663,113	$ (266,331)	(40%)
Gross margin	(63,529)	(187,414)	123,885	(66%)
Gross margin percentage	(19%)	(39%)	-	2,000 bps

Cost of goods sold was $396.8 million in fiscal 2023, as compared to $663.1 million in fiscal 2022. Our gross margin was $(63.5) million in fiscal 2023, or (19%) of net revenue, as compared to gross margin of $(187.4) million and gross margin percentage of (39%) of net revenue in fiscal 2022. The year-over-year increase in the gross margin percentage was primarily attributable to:

- A year-over-year reduction in restructuring charges recorded in cost of goods sold. In fiscal 2022, we recognized restructuring charges totaling $123.7 million relating to inventory write-downs and other charges resulting primarily from: (i) strategic changes to our business that were initiated in fiscal 2022, including the shift to a contract manufacturing model for certain product formats and the closure of certain production facilities; and (ii) amounts deemed excess based on current and projected market demand. Comparatively, in fiscal 2023, we recognized restructuring charges totaling $81.8 million relating to inventory write-downs and other associated charges resulting primarily from: (i) the strategic changes to our business that were initiated in the fourth quarter of fiscal 2023, including the progressive closure of our production facility at 1 Hershey Drive in Smiths Falls, Ontario; (ii) the aforementioned strategic changes to our business initiated in fiscal 2022; and (iii) inventory write-downs, primarily related to aging inventory.
- Inventory write-downs recorded in the second and fourth quarters of fiscal 2022 primarily related to excess Canadian cannabis inventory, resulting from underperformance relative to forecast as well as declines in expected near-term demand;
- The realized benefit of our cost savings program and strategic changes to our business that were initiated both in the fourth quarter of fiscal 2022, and in the fourth quarter of fiscal 2023; and
- Charges totaling $11.8 million recognized in fiscal 2022 relating to the flow-through of inventory step-up associated with the acquisition of The Supreme Cannabis Company, Inc. ("Supreme Cannabis") in the first quarter of fiscal 2022.

These factors impacted our gross margin percentage in fiscal 2023 and were partially offset by the following:
- A decrease in the amount of payroll subsidies received from the Canadian government, pursuant to a COVID-19 relief program, from $24.4 million in fiscal 2022 to $1.6 million in fiscal 2023; and
- A shift in the business mix relative to fiscal 2022, resulting from a decrease in the proportionate revenue contribution from the higher-margin C^3 business as a result of the completion of the divestiture of C^3 on January 31, 2022.

The following table presents segmented gross margin and gross margin percentage for the years ended March 31, 2023 and 2022:

(in thousands of Canadian dollars except where indicated)	Years ended March 31, 2023	2022	$ Change	% Change
Canada cannabis segment				
Net revenue	$ 187,067	$ 257,910	$ (70,843)	(27%)
Cost of goods sold	282,358	470,730	(188,372)	(40%)
Gross margin	(95,291)	(212,820)	117,529	55%
Gross margin percentage	(51%)	(83%)		3,200 bps
International markets cannabis segment				
Revenue	$ 38,949	$ 79,306	$ (40,357)	(51%)
Cost of goods sold	42,271	108,181	(65,910)	(61%)
Gross margin	(3,322)	(28,875)	25,553	88%
Gross margin percentage	(9%)	(36%)		2,700 bps
Storz & Bickel segment				
Revenue	$ 64,845	$ 85,410	$ (20,565)	(24%)
Cost of goods sold	38,733	48,126	(9,393)	(20%)
Gross margin	26,112	37,284	(11,172)	30%
Gross margin percentage	40%	44%		(400) bps
This Works segment				
Revenue	$ 26,029	$ 32,296	$ (6,267)	(19%)
Cost of goods sold	15,824	17,496	(1,672)	(10%)
Gross margin	10,205	14,800	(4,595)	31%
Gross margin percentage	39%	46%		(700) bps
Other				
Revenue	$ 16,363	$ 20,777	$ (4,414)	(21%)
Cost of goods sold	17,596	18,580	(984)	(5%)
Gross margin	(1,233)	2,197	(3,430)	(156%)
Gross margin percentage	(8%)	11%		(1,900) bps

Canada cannabis

Gross margin for our Canada cannabis segment was $(95.3) million in fiscal 2023, or (51%) of net revenue, as compared to $(212.8) million in fiscal 2022, or (83%) of net revenue. The year-over-year increase in the gross margin percentage was primarily attributable to:

- The previously-described inventory write-downs we recorded in the second and fourth quarters of fiscal 2022;
- The realized benefit of our cost savings program and strategic changes to our business that were initiated in the fourth quarter of fiscal 2022; and
- Charges totaling $11.8 million recognized in fiscal 2022 related to the flow-through of inventory step-up associated with the acquisition of Supreme Cannabis in the first quarter of fiscal 2022.

These factors were partially offset by:

- A year-over-year increase in restructuring charges recorded in cost of goods sold. In fiscal 2022, we recognized restructuring charges totaling $67.5 million relating primarily to inventory-write-downs and other charges resulting from: (i) the strategic changes to our business that were initiated in fiscal 2022; and (ii) amounts deemed excess based on current and projected market demand. Comparatively, in fiscal 2023, we recognized restructuring charges totaling $71.3 million relating to inventory write-downs and other associated charges resulting primarily from the strategic changes to our business that were initiated in the fourth quarter of fiscal 2023, including the closure of our production facility at 1 Hershey Drive in Smiths Falls, Ontario; and
- A decrease in the amount of payroll subsidies received from the Canadian government, pursuant to a COVID-19 relief program, from $24.4 million in fiscal 2022 to $1.6 million in fiscal 2023.

International markets cannabis

Gross margin for our international markets cannabis segment was $(3.3) million in fiscal 2023, or (9%) of net revenue, as compared to $(28.9) million in fiscal 2022, or (36%) of net revenue. The year-over-year increase in the gross margin percentage is primarily attributable to:

- A year-over-year reduction in restructuring charges recorded in cost of goods sold. In fiscal 2022, we recognized restructuring charges totaling $56.2 million relating to inventory write-downs resulting primarily from the strategic changes to our business that were initiated in fiscal 2022, including the shift to a contract manufacturing model for certain product formats and the closure of certain production facilities. Comparatively, in fiscal 2023, we recognized restructuring charges totaling $8.2 million relating to inventory write-downs at our U.S. CBD business primarily associated with the aforementioned strategic changes to our business; and (ii) amounts deemed excess based on current and projected demand; and
- The realized benefit of our cost savings program and the aforementioned strategic changes to our business that were initiated in the fourth quarter of fiscal 2022, and the re-focusing of our U.S. CBD product and brand portfolio.

These factors were partially offset by:
- The decrease in the proportionate revenue contribution from the higher-margin C^3 business relative to fiscal 2022, as a result of the completion of the divestiture of C^3 on January 31, 2022; and
- A reduction in bulk cannabis sales relative to fiscal 2022, and an adjustment related to a customer in Israel in the third quarter of fiscal 2023 which further impacted revenue.

Storz & Bickel

Gross margin for our Storz & Bickel segment was $26.1 million in fiscal 2023, or 40% of net revenue, as compared to $37.3 million in fiscal 2022, or 44% of net revenue. The year-over-year decrease in the gross margin percentage is primarily attributable to the decline in revenues, as described above, and the associated impact on Stroz & Bickel's operating leverage.

This Works

Gross margin for our This Works segment was $10.2 million in fiscal 2023, or 39% of net revenue, as compared to $14.8 million in fiscal 2022, or 46% of net revenue. The year-over-year decrease in the gross margin percentage is primarily attributable to restructuring charges of $2.3 million recorded in fiscal 2023 relating to inventory write-downs associated with the strategic changes to our business that were initiated in the fourth quarter of fiscal 2022.

Operating Expenses

The following table presents operating expenses for the years ended March 31, 2023 and 2022:

		Years ended March 31,			
(in thousands of Canadian dollars)		2023	2022	$ Change	% Change
Operating expenses					
General and administrative	$	113,595	$ 125,971	$ (12,376)	(10%)
Sales and marketing		137,342	188,441	(51,099)	(27%)
Research and development		21,718	32,261	(10,543)	(33%)
Acquisition, divestiture, and other costs		35,584	11,060	24,524	222%
Depreciation and amortization		34,278	57,712	(23,434)	(41%)
Selling, general and administrative expenses		342,517	415,445	(72,928)	(18%)
Share-based compensation		25,322	38,695	(13,373)	(35%)
Share-based compensation related to acquisition milestones		-	7,991	(7,991)	(100%)
Share-based compensation expense		25,322	46,686	(21,364)	(46%)
Loss on asset impairment and restructuring costs		2,199,146	369,254	1,829,892	496%
Total operating expenses	$	2,566,985	$ 831,385	$ 1,735,600	209%

Selling, general and administrative expenses

Selling, general and administrative expenses in fiscal 2023 were $342.5 million, as compared to $415.4 million in fiscal 2022.

General and administrative expense was $113.6 million in fiscal 2023, as compared to $126.0 million in fiscal 2022. The year-over-year decrease is due primarily to:
- The restructuring actions initiated in the fourth quarter of fiscal 2022, which included operational changes designed to align general and administrative costs with business objectives, and further streamline the organization to drive process-related

efficiencies. We realized reductions relative to fiscal 2022, primarily in relation to: (i) compensation costs for finance, information technology, legal and other administrative functions; (ii) third-party costs associated with administrative functions; (iii) professional consulting fees; and (iv) facilities and insurance costs.

- The above cost reductions were partially offset by a year-over-year decrease in the amount of payroll subsidies received from the Canadian government pursuant to a COVID-19 relief program. We received payroll subsidies in the amount of $2.9 million in fiscal 2023, as compared to $42.9 million received in fiscal 2022.

Sales and marketing expense was $137.3 million in fiscal 2023, as compared to $188.4 million in fiscal 2022. The year-over-year decrease is primarily attributable to cost reductions related to the restructuring actions initiated in the fourth quarter of fiscal 2022.

Research and development expense was $21.7 million in fiscal 2023 million, as compared to $32.3 million in fiscal 2022. The year-over-year decrease is primarily attributable to cost reductions associated with the previously-noted restructuring actions that were initiated in the fourth quarter of fiscal 2022. We continued to realize reductions in compensation costs and concluded or curtailed certain research and development projects in-line with the rationalization of our initiatives to focus on opportunities outside of pharmaceutical drug development. We also realized a reduction in research and development costs associated with the completion of the divestiture of C^3 on January 31, 2022, which resulted in no research and development expense being recorded in relation to C^3 in fiscal 2023.

Acquisition-related costs were $35.6 million in fiscal 2023, as compared to $11.1 million in fiscal 2022. In fiscal 2023, costs were incurred primarily in relation to the Reorganization and the divestiture of certain of our corporate-owned retail stores in Canada in connection with the OEGRC Transaction and the FOUR20 Transaction, and evaluating other potential acquisition opportunities. Comparatively, in fiscal 2022, costs were incurred primarily in relation to: (i) entering into the option agreements granting the Wana Options (collectively, the "Wana Agreements"); (ii) the acquisitions of Supreme Cannabis and AV Cannabis Inc. ("Ace Valley"); and (iii) evaluating other potential acquisition opportunities.

Depreciation and amortization expense was $34.3 million in fiscal 2023, as compared to $57.7 million in fiscal 2022. The year-over-year decrease is primarily attributable to:

- The previously-noted restructuring actions that were initiated in fiscal 2022;
- The divestiture of our corporate-owned retail stores in Canada in connection with the OEGRC Transaction and the FOUR20 Transaction;
- The decrease in amortization expense associated with the impairment of certain of our intellectual property intangible assets; and
- The completion of the divestiture of C^3 on January 31, 2022, which resulted in no depreciation and amortization expense being recorded in relation to C^3 in fiscal 2023.

Share-based compensation expense

Share-based compensation was $25.3 million in fiscal 2023, as compared to $38.7 million in fiscal 2022. The year-over-year decrease is primarily attributable to the impact of our previously-noted restructuring actions, which resulted in 0.8 million stock option forfeitures and 0.3 million RSU and PSU forfeitures in fiscal 2023. This decrease was partially offset by the impact associated with 0.5 million stock option grants and 0.3 million RSU and PSU grants in fiscal 2023.

Share-based compensation expense related to acquisition milestones was $nil in fiscal 2023, as compared to $8.0 million in fiscal 2022. The year-over-year decrease is primarily attributable to: (i) the completion of vesting, in prior quarters, of the share-based compensation associated with certain of our acquisitions; and (ii) as a result of the restructuring actions completed in the fourth quarter of fiscal 2022, the acceleration of share-based compensation expense related to unvested milestones associated with acquisitions completed in prior fiscal years.

Asset impairment and restructuring costs

Asset impairment and restructuring costs recorded in operating expenses were $2.2 billion in fiscal 2023, as compared to $369.3 million in fiscal 2022. In fiscal 2023, these costs included charges of $456.9 million related to restructuring actions and charges of $1.7 billion related to other asset impairments. Comparatively, in fiscal 2022, these costs included charges of $302.4 million related to restructuring actions and charges of $66.8 million related to other asset impairments. These charges are detailed below under "Restructuring, Asset Impairments and Related Costs."

Other

The following table presents loss from equity method investments, other income (expense), net, and income tax recovery (expense) for the years ended March 31, 2023 and 2022:

		Years ended March 31,			
(in thousands of Canadian dollars)	2023		2022	$ Change	% Change
Loss from equity method investments	$ -	$	(100)	$ 100	100%
Other income (expense), net	(455,644)		751,041	(1,206,685)	(161%)
Income tax recovery	5,728		8,948	(3,220)	(36%)

Loss from equity method investments

The loss from equity method investments was $nil in fiscal 2023, as compared to $0.1 million in fiscal 2022. The year-over-year decrease in the loss is primarily attributable to the impairment of our remaining investment in Agripharm Corp. ("Agripharm") in the first quarter of fiscal 2022. As a result of this impairment, there were no remaining equity method investment balances at March 31, 2023.

Other income (expense), net

Other income (expense), net was an expense amount of $455.6 million in fiscal 2023, as compared to an income amount of $751.0 million in fiscal 2022. The year-over-year change of $1.2 billion, from an income amount to an expense amount, was primarily attributable to:

- Decrease in non-cash income of $561.7 million related to fair value changes on the warrant derivative liability associated with the warrants held by CBI to acquire 3,845,444 common shares at a price of $766.80 per common share (the "Tranche B Warrants"). The decrease of $26.9 million in the fair value of the warrant derivative liability (resulting in non-cash income) in fiscal 2023 is primarily attributable to a decrease of approximately 75% in our share price during fiscal 2023, further impacted by a shorter expected time to maturity of the Tranche B Warrants. Comparatively, the decrease of $588.7 million in the fair value of the warrant derivative liability in fiscal 2022 was primarily attributable to a decrease of approximately 77% in our share price during fiscal 2022, further impacted by a shorter expected time to maturity of the Tranche B Warrants.

- Decrease in non-cash income of $506.0 million related to fair value changes on the liability arising from the Acreage Arrangement, from $553.0 million in fiscal 2022 to $47.0 million in fiscal 2023. The income amount recognized in fiscal 2023, associated with a decrease in the liability arising from the Acreage Arrangement to $nil during the first quarter of fiscal 2023, is primarily attributable to a decrease of approximately 61% in our share price during the first quarter of fiscal 2023, relative to a decrease of approximately 27% in Acreage's share price during that same period. As a result, the model at June 30, 2022 reflected a lower estimated value of the Canopy Growth common shares expected to be issued at the exchange ratio of 0.03048 upon a Triggering Event, relative to the estimated value of the Fixed Shares expected to be acquired at that time; in the first quarter of fiscal 2023, this resulted in a change from a liability amount to an asset amount of $60.0 million in other financial assets. Fair value changes associated with the Acreage financial instrument asset from July 1, 2022 to March 31, 2023 are described below. Comparatively, the income amount recognized in fiscal 2022 was primarily attributable to a decrease of approximately 77% in our share price during fiscal 2022, relative to a decrease of approximately 53% in Acreage's share price during that same period.

- Change of $119.9 million related to the non-cash fair value changes on the Canopy Notes, from an income amount of $76.8 million in fiscal 2022 to an expense amount of $43.1 million in fiscal 2023. The expense amount recognized in fiscal 2023 is primarily attributable to the impact of the acquisition and cancellation of approximately $262.6 million of aggregate principal amount of the Canopy Notes pursuant to privately negotiated exchange agreements (the "Exchange Agreements") entered into on June 29, 2022 and June 30, 2022 (the "Exchange Transaction"), including changes in credit spreads resulting from the Exchange Transaction. These changes were partially offset by the decrease in our share price of approximately 61% up to the date of the Exchange Transaction, at which time we surrendered our right to settle the conversion of any Note with our common shares. Comparatively, the income amount recognized in fiscal 2022 was primarily attributable to the decrease of approximately 77% in our share price during that period.

- Increase in non-cash expense of $68.0 million related to fair value changes on our other financial assets, from $356.1 million in fiscal 2022 to $424.1 million in fiscal 2023. The fiscal 2023 expense amount is primarily attributable to fair value decreases relating to our investments in:
  - The TerrAscend Exchangeable Shares, including the additional 24.6 million TerrAscend Exchangeable Shares received on December 9, 2022 as part of the TerrAscend Arrangement, in the amount of $186.5 million. This decrease is primarily attributable to: (i) a decrease of approximately 71% in TerrAscend's share price during fiscal 2023, impacting the 38.9 million TerrAscend Exchangeable Shares that were held by us throughout the entire period; and (ii)

a decrease of approximately 25% in TerrAscend's share price from December 9, 2022 to March 31, 2023, impacting the additional TerrAscend Exchangeable Shares received as part of the TerrAscend Arrangement;

- The secured debentures issued by TerrAscend Canada and Arise Bioscience and the associated Prior Warrants, up to the closing of the TerrAscend Arrangement on December 9, 2022 (totaling $58.7 million), which were driven primarily by: (i) a decrease of approximately 62% in TerrAscend's share price from March 31, 2022 to December 9, 2022;
- The New Warrants issued by TerrAscend as part of the TerrAscend Arrangement, in the amount of $7.0 million, primarily attributable to a decrease of approximately 25% in TerrAscend's share price from December 9, 2022 to March 31, 2023;
- The TerrAscend Option, in the amount of $4.7 million, which was driven primarily by a decrease of approximately 71% in TerrAscend's share price during fiscal 2023;
- The Wana and Jetty financial instruments, in the amounts of $154.9 million and $19.9 million, respectively, attributable primarily to: (i) changes in expectations of the future cash flows to be generated by Wana and Jetty; and (ii) an increase in discount rates used in the valuation of both Wana and Jetty financial instruments, in-line with the increase in interest rates during fiscal 2023; and
- The financial instrument associated with the Acreage TRA that was recorded in the third quarter of fiscal 2023 in the amount of $38.0 million. The fair value decrease was driven primarily by changes in estimates, in the fourth quarter of fiscal 2023, of the future benefits to be received under to the Amended TRA.

These fair value decreases were partially offset by a fair value increase related to the Acreage financial instrument in the amount of $55.4 million, primarily attributable to: (i) a re-assessment of certain of the assumptions made and scenario outcomes contemplated in the probability-weighted expected return model used to determine the value of the Acreage financial instrument; and (ii) share price changes for both Canopy Growth and Acreage during the period from July 1, 2022 to March 31, 2023, which resulted in a fair value increase related to the Acreage financial instrument during that period.

Comparatively, the fiscal 2022 expense amount was primarily attributable to fair value decreases relating to our investments in the TerrAscend Exchangeable Shares ($156.0 million) and the TerrAscend Canada secured debentures and the associated Prior Warrants (totaling $115.9 million), driven primarily by: (i) a decrease of approximately 44% in TerrAscend's share price during fiscal 2022; and (ii) re-assessments of the probability and timing of changes in federal laws in the United States regarding the permissibility of the cultivation, distribution or possession of marijuana. Finally, the fair value of our investment in the Wana financial instrument decreased $74.6 million from the date of investment (October 14, 2021) to March 31, 2022, due primarily to changes in expectations of future cash flows to be generated by Wana.

- Increase in interest expense of $22.2 million, from $103.9 million in fiscal 2022 to $126.2 million in fiscal 2023. The year-over-year increase is primarily attributable to: (i) the increase in interest rates in fiscal 2023 relative to fiscal 2022, thus impacting the amount of interest payable associated with the variable interest rate debt owing under the Credit Agreement; and (ii) the strengthening of the U.S. dollar relative to the Canadian dollar, as compared to fiscal 2022.

- Increase in non-cash income of $34.5 million related to fair value changes on acquisition related contingent consideration and other, from $4.4 million in fiscal 2022 to $38.9 million in fiscal 2023. In both fiscal 2022 and fiscal 2023, we recorded fair value changes related to the estimated deferred payments associated with our investment in Wana, and in fiscal 2023 we recorded fair value changes related to the estimated deferred payments associated with our investment in Jetty. These fair value changes were primarily associated with changes in expectations of future cash flows to be generated by Wana and Jetty.

- Increase in interest income of $17.7 million, from $6.6 million in fiscal 2022 to $24.3 million in fiscal 2023. The year-over-year increase is primarily attributable to the increase in interest rates in fiscal 2023 relative to fiscal 2022, the impact of which was only partially offset by the year-over-year combined decrease in our cash and cash equivalents and short-term investments balances.

- Change of $9.2 million, from a loss of $6.8 million in fiscal 2022 to a gain of $2.4 million in fiscal 2023, related to the disposal of consolidated entities. The year-over-year change is primarily attributable to the gain recognized in the third quarter of fiscal 2023 associated with the closing of the divestiture of our Canadian retail operations in connection with the OEGRC Transaction and the FOUR20 Transactions. Upon closing, the assets and liabilities of the Canadian retail operations were derecognized from our consolidated financial statements, with the gain representing the difference between the carrying amounts of the derecognized assets and liabilities, and the fair value of the consideration received.

Income tax recovery

Income tax recovery in fiscal 2023 was $5.7 million, as compared to an income tax recovery of $8.9 million in fiscal 2022. In fiscal 2023, the income tax recovery consisted of deferred income tax recovery of $1.6 million (compared to a recovery of $6.6 million in fiscal 2022) and current income tax recovery of $4.1 million (compared to a recovery of $2.4 million in fiscal 2022).

The decrease of $5.0 million in the deferred income tax recovery is primarily a result of: (i) a decrease due to the settlements of the Canopy Notes; and (ii) an increase due to the changes in fiscal 2023 being greater than in fiscal 2022 in respect of deferred tax liabilities that arose in connection with the required revaluation of the accounting carrying value, but not the tax basis, of property, plant and equipment, intangible assets, and other financial assets.

The increase of $1.7 million in the current income tax recovery arose primarily in connection with legal entities that generated a loss for tax purposes during fiscal 2023, which loss is expected to be carried back to a prior taxation period to reduce that prior period's income for tax purposes, and net of tax on income for tax purposes that could not be reduced by the group's tax attributes.

Restructuring, Asset Impairments and Related Costs

Fiscal 2023

Total restructuring, asset impairments and related costs of $2.3 billion were recognized in fiscal 2023, including property, plant and equipment and intangible asset impairment charges, inventory write-downs and other charges, contractual and other settlement costs, and employee-related costs and other restructuring costs totaling $538.7 million associated with:

- The restructuring actions initiated in the fourth quarter of fiscal 2023 in relation to our Canadian cannabis operations;
- Impairment losses associated with the divestiture of our Canadian retail operations in connection with the OEGRC Transaction and the FOUR20 Transaction;
- Incremental costs primarily associated with the restructuring actions completed in fiscal 2022, including the closure of certain of our Canadian production facilities, and operational changes initiated in the fourth quarter of fiscal 2022 to: (i) implement cultivation-related efficiencies and improvements in the Canadian adult-use cannabis business; and (ii) implement a flexible manufacturing platform, including contract manufacturing for certain product formats;
- Employee-related restructuring charges associated with actions completed in the third quarter of fiscal 2023 and fourth quarter of fiscal 2023 as part of our ongoing program to align general and administrative costs with business objectives, and further streamline the organization; and
- Inventory write-downs and associated restructuring charges of $81.8 million related primarily to: (i) the aforementioned strategic changes to our business that were initiated in the fourth quarter of fiscal 2023, including the closure of our production facility at 1 Hershey Drive in Smiths Falls, Ontario; and (ii) the strategic changes to our business initiated in fiscal 2022, including the shift to a contract manufacturing model for certain product formats and the closure of certain of our production facilities.

Impairment charges totaling $1.7 billion were recognized in fiscal 2023, comprised of: (i) goodwill impairment losses totaling $1.7 billion, including $1.7 billion associated with our cannabis operations reporting unit in the global cannabis segment in the first quarter of fiscal 2023, and impairment losses of $2.3 million recorded in the second quarter of fiscal 2023 in relation to our This Works reporting units (refer to "Impairment of Goodwill" in "Critical Accounting Policies and Estimates" section below; and (ii) impairment charges of $14.6 million relating to certain acquired brand intangible assets, primarily within our Canada cannabis segment.

A summary of the pre-tax charges recognized in fiscal 2023 in connection with our restructuring actions described above is as follows:

	Year ended March 31, 2023		
	Restructuring and other charges	Other impairments	Total
Costs recorded in cost of goods sold:			
Inventory write-downs and other charges	$ 81,802	$ -	$ 81,802
Costs recorded in operating expenses:			
Impairment of property, plant and equipment	376,176	-	376,176
Impairment of intangible assets	27,399	14,614	42,013
Impairment of goodwill	-	1,727,679	1,727,679
Contractual and other settlement obligations	18,427	-	18,427
Employee-related and other restructuring costs	34,851	-	34,851
Asset impairment and restructuring costs	456,853	1,742,293	2,199,146
Total restructuring, asset impairments and related costs	$ 538,655	$ 1,742,293	$ 2,280,948

Fiscal 2022

Total restructuring, asset impairments and related costs of $496.5 million were recognized in fiscal 2022, comprised of property, plant and equipment and goodwill and intangible asset impairment charges, asset abandonment costs, inventory write-downs and other charges, contractual and other settlement costs, employee-related costs and other restructuring costs, and share-based compensation expense totaling $429.7 million associated with:

- The strategic review of our business conducted in the first quarter of fiscal 2022 as a result of acquisitions completed during that period, which resulted in the closure of our Niagara-on-the-Lake, Ontario and Langley, British Columbia facilities;
- Restructuring actions in the fourth quarter of fiscal 2022 aligned to our ongoing strategic review of our business, which included: (i) reducing cultivation costs in the Canadian adult-use cannabis business through cultivation-related efficiencies and facility improvements; (ii) implementing a flexible manufacturing platform, including contract manufacturing for certain product formats; (iii) right-sizing indirect costs and generating efficiencies across our supply chain and procurement; (iv) aligning general and administrative costs with short-term business expectations; (v) further streamlining the organization to drive process-related efficiencies; and (vi) a reduction of approximately 250 full-time positions;
- Changes in the estimated fair value of certain of our Canadian sites that were closed in December 2020, and costs associated with those sites; and
- Inventory write-downs and associated restructuring charges of $123.7 million related primarily to: (i) the aforementioned strategic changes to our business, including the shift to a contract manufacturing model for certain product formats and the closure of certain of our production facilities; and (ii) amounts deemed excess based on current and projected market demand.

Impairment charges totaling $66.8 million were recognized in relation to impairment losses identified during our annual impairment testing process, and consisted of: (i) goodwill impairment losses totaling $40.7 million, of which $22.3 million relates to our KeyLeaf Life Sciences ("KeyLeaf") reporting unit and $18.4 million relates to our This Works reporting unit; and (ii) impairment charges of $26.1 million related to certain of our acquired brands and operating licenses.

A summary of the pre-tax charges recognized in fiscal 2022 in connection with our restructuring actions described above is as follows:

	Year ended March 31, 2022		
	Restructuring and other charges	Other impairments	Total
Costs recorded in cost of goods sold:			
Inventory write-downs and other charges	$ 123,669	$ -	$ 123,669
Costs recorded in operating expenses:			
Impairment and abandonment of property, plant and equipment	224,726	-	224,726
Impairment and abandonment of intangible assets	41,404	26,065	67,469
Impairment of goodwill	-	40,748	40,748
Contractual and other settlement obligations	6,610	-	6,610
Employee-related and other restructuring costs	29,701	-	29,701
Asset impairment and restructuring costs	302,441	66,813	369,254
Acceleration of share-based compensation expense related to acquisition milestones	3,615	-	3,615
Share-based compensation expense	3,615	-	3,615
Total restructuring, asset impairments and related costs	$ 429,725	$ 66,813	$ 496,538

Net Loss

The net loss in fiscal 2023 was $3.1 billion, as compared to a net loss of $258.9 million in fiscal 2022. The year-over-year increase in the net loss is primarily attributable to: (i) the year-over-year increase in asset impairment and restructuring costs, which was largely related to the goodwill impairment losses of $1.7 billion recorded in the first quarter of fiscal 2023; and (ii) the year-over-year change in other income (expense), net, of $1.2 billion, from an income amount to an expense amount. These variances are described above.

Adjusted EBITDA (Non-GAAP Measure)

The following table presents Adjusted EBITDA for the years ended March 31, 2023 and 2022:

		Years ended March 31,		$ Change	% Change
(in thousands of Canadian dollars)		2023	2022		
Net loss from continuing operations	$	(3,080,430) $	(258,910) $	(2,821,520)	(1090%)
Income tax recovery		(5,728)	(8,948)	3,220	36%
Other (income) expense, net		455,644	(751,041)	1,206,685	(161%)
Loss on equity method investments		-	100	(100)	(100%)
Share-based compensation		25,322	46,686	(21,364)	(46%)
Acquisition, divestiture, and other costs		35,584	11,060	24,524	222%
Depreciation and amortization[1]		80,033	110,941	(30,908)	(28%)
Loss on asset impairment and restructuring		2,199,146	369,254	1,829,892	496%
Restructuring costs recorded in cost of goods sold		81,802	123,669	(41,867)	(34%)
Charges related to the flow-through of inventory step-up on business combinations		-	11,847	(11,847)	(100%)
Adjusted EBITDA	$	(208,627) $	(345,342) $	136,715	40%

[1] From Statements of Cash Flows.

The Adjusted EBITDA loss in fiscal 2023 was $208.6 million, as compared to an Adjusted EBITDA loss of $345.3 million in fiscal 2022. The year-over-year decrease in the Adjusted EBITDA loss is primarily attributable to the year-over-year improvement in our gross margin, and the year-over-year reduction in our total selling, general and administrative expense. These variances are described above.

Part 3 – Financial Liquidity and Capital Resources

The Financial Statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

In our condensed interim consolidated financial statements for the period ended December 31, 2023, we raised substantial doubt about our ability to continue as a going concern for at least twelve months from the issuance of those condensed interim consolidated financial statements, due to certain material debt obligations coming due in the short-term, recurring losses from operations and additional required financing to fund our business and operations.

As of the date of this Form 10-K, we have been able to successfully mitigate the substantial doubt by the completing several actions including: (i) the completion of a US$35 million private placement in January 2024; (ii) the receipt of $25 million of proceeds in March 2024 from the BioSteel Canada asset sale; (iii) the exchange of the $100 million promissory note held by a subsidiary of Constellation Brands, Inc. into Exchangeable Shares of Canopy Growth; (iv) receipt of gross proceeds of approximately US$50 million and the exchange of approximately $27.5 million of existing debt maturing in September 2025 in exchange for a new senior unsecured convertible debenture of Canopy Growth, maturing May 2029, and the issuance of warrants of Canopy Growth. Following the completion of the above actions, we do not have any material debt obligation coming due until March 2026.

We are also currently evaluating several different strategies and intend to pursue actions that are expected to further increase our liquidity position, including, but not limited to, pursuing additional actions under our cost-savings plan and seeking additional financing from both the public and private markets through the issuance of equity and/or debt securities.

As a result of our plans above, we conclude that the substantial doubt about our ability to continue as a going concern has been alleviated.

As of March 31, 2024, we had cash and cash equivalents of $170.3 million and short-term investments of $33.2 million.

We have recently completed the following debt and equity financings:

- On September 18, 2023, we entered into subscription agreements (the "Subscription Agreements") with certain institutional investors (the "Investors"). Pursuant to the terms of the Subscription Agreements, we issued 2.29 million units (after giving effect to the Share Consolidation) of the Company (the "Units") to the Investors at a price per Unit of US$10.90 (after giving effect to the Share Consolidation) for aggregate gross proceeds of $33.7 million (US$25.0 million) (the "Unit Offering"). Each Unit is comprised of one Canopy Growth common share and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Canopy Growth common share at a price per share equal to US$13.50 (after giving effect to the Share Consolidation) for a period of five years from the date of issuance. The Unit Offering closed on September 19, 2023. The Investors also held an over-allotment option to acquire up to an additional 2.29 million Units (after giving effect to the Share Consolidation) at a price per Unit of US$10.90 (after giving effect to the Share Consolidation) for aggregate gross proceeds of approximately US$25.0 million at the discretion of the Investors at any time on or before November 2, 2023 (the "Over-Allotment Option"). The Over-Allotment Option was not exercised by the Investors and expired on November 2, 2023.
- On January 18, 2024, we entered into subscription agreements (the "January 2024 Subscription Agreements") with certain institutional investors (the "January 2024 Investors"). Pursuant to the terms of the January 2024 Subscription Agreements, we issued 8.16 million units of the Company (the "January 2024 Units") to the January 2024 Investors at a price per January 2024 Unit of US$4.29 for aggregate gross proceeds of approximately $47.1 million (US$35.0 million) (the "January 2024 Unit Offering"). Each January 2024 Unit is comprised of (a) one Canopy Growth common share and (b)(i) one Series A common share purchase warrant (a "Series A Warrant") or (ii) one Series B common share purchase warrant (a "Series B Warrant" and, together with the Series A Warrants, the "January 2024 Warrants"). Each January 2024 Warrant entitles the holder to acquire one Canopy Growth common share from the Company at a price per share equal to US$4.83. The Series A Warrants are currently exercisable and will remain exercisable until January 19, 2029, and the Series B Warrants will be exercisable for a period commencing on July 19, 2024 until July 19, 2029. The January 2024 Unit Offering closed on January 19, 2024.
- On May 2, 2024, we entered into an exchange and subscription agreement (the "Exchange and Subscription Agreement") with a single institutional investor (the "May 2024 Investor") pursuant to which, among other things, the May 2024 Investor delivered to us approximately $27.5 million aggregate principal amount of outstanding unsecured convertible debentures of The Supreme Cannabis Company, Inc. (the "Supreme Cannabis") and unsecured non-convertible debentures of Supreme Cannabis maturing in September 2025 held by the May 2024 Investor and paid us approximately US$50 million in exchange for us issuing to the May 2024 Investor (i) a new senior unsecured convertible debenture of Canopy Growth (the "May 2024 Convertible Debenture") with an aggregate principal amount of $96.4 million maturing five years from the closing date (the "Closing Date") of the transaction (the "Transaction") and (ii) 3,350,430 common share purchase warrants (the "May 2024 Investor Warrants") of Canopy Growth. Each May 2024 Investor Warrant entitles the holder to acquire one Canopy Share at an exercise price equal to $16.18 per Canopy Share for a period of five years from the Closing Date. The May 2024 Convertible Debenture bears interest at a rate of 7.50% per annum, payable in semi-annual payments in cash or, at our option, in Canopy Shares for the first four semi-annual interest payments after the Closing Date, subject to satisfaction of certain conditions, including the prior approval of the TSX.

The Exchange and Subscription Agreement granted the May 2024 Investor, for a period of four months from the Closing Date (the "Agreement ROFR Term"), a right of first refusal to subscribe for, and to be issued, as the sole investor in any proposed non-brokered private placement that we wish to complete during the ROFR Term (the "Proposed Private Placement"); provided, however, that the May 2024 Investor shall subscribe for 100% of the Proposed Private Placement on the same terms and conditions contemplated in the Proposed Private Placement.

The May 2024 Convertible Debenture is convertible into Canopy Shares at the option of the May 2024 Investor at a conversion price equal to $14.38 per share. The May 2024 Convertible Debenture is subject to a forced conversion feature upon notice from us in the event that the average closing trading price of the Canopy Shares on the TSX exceeds $21.57 for a period of 10 consecutive trading days. In addition, pursuant to the terms of the May 2024 Convertible Debenture, for so long as the principal amount under the May 2024 Convertible Debenture remains outstanding (the "Debenture ROFR Term"), we granted the May 2024 Investor a right of first refusal to subscribe for, and to be issued, as an investor in any debt or equity financing that we wish to complete during the Debenture ROFR Term (the "Proposed Financing"); provided, however, that the May 2024 Investor shall subscribe for 25% of the Proposed Financing on the same terms and conditions contemplated in the Proposed Financing.

In addition to the above, we continue to review and pursue selected external financing sources to ensure adequate financial resources. These potential sources include, but are not limited to: (i) obtaining financing from traditional or non-traditional investment capital organizations; (ii) obtaining funding from the sale of our common shares or other equity or debt instruments; and (iii) obtaining debt financing with lending terms that more closely match our business model and capital needs. We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, and open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The table below presents cash flows for the years ended March 31, 2024, 2023, 2022:

		Years ended March 31,	
(in thousands of Canadian dollars)	2024	2023	2022
Net cash (used in) provided by:			
Operating activities[1]	$ (281,950)	$ (557,546)	$ (545,811)
Investing activities[2]	$ 241,590	433,379	230,819
Financing activities	$ (465,055)	(19,694)	(45,533)
Effect of exchange rate changes on cash and cash equivalents	$ (1,292)	44,863	(18,123)
Net decrease in cash and cash equivalents	$ (506,707)	(98,998)	(378,648)
Cash and cash equivalents, beginning of period[3]	$ 677,007	776,005	1,154,653
Cash and cash equivalents, end of period[4]	$ 170,300	$ 677,007	$ 776,005

[1] Includes net cash used in operating activities from discontinued operations of $(53,529), $(163,123) and $(99,527) for the years ended March 31, 2024, 2023 and 2022, respectively.

[2] Includes net cash provided by (used in) investing activities from discontinued operations of $21,992, $(24,050) and $(19) for the years ended March 31, 2024, 2023 and 2022, respectively.

[3] Includes cash of our discontinued operations of $9,314, $13,610 and $4,768 for March 31, 2023, 2022 and 2021, respectively.

[4] Includes cash of our discontinued operations of $nil, $9,314 and $13,610 for March 31, 2024, 2023 and 2022, respectively.

Operating activities

Cash used in operating activities totaled $282.0 million in fiscal 2024, as compared to cash used of $557.5 million in fiscal 2023. The decrease in the cash used in operating activities is primarily due to: (i) the year-over-year decrease in our working capital spending, resulting from our previously-noted restructuring actions and cost savings programs, including the closure of certain of our Canadian facilities and other operational changes to implement cultivation-related efficiencies and improvements in the Canadian adult-use cannabis business; and (ii) a reduction in the cash interest paid resulting from a reduction in our debt balances.

Cash used in operating activities totaled $557.5 million in fiscal 2023, relatively consistent with cash used of $545.8 million in fiscal 2022.

Investing activities

The cash provided by investing activities totaled $241.6 million in fiscal 2024. Purchases of property, plant and equipment were $3.4 million, primarily related production equipment enhancements made at certain of our Canadian cultivation and production facilities, and at our Storz & Bickel facilities. Our strategic investments in other financial assets were $0.3 million and related primarily to our $2.2 million investment in Indiva Inc. Net redemptions of short-term investments were $78.5 million, and were made largely to fund operations and investing activities as described above. Proceeds of $154.1 million from the sale of property, plant and equipment primarily related to facilities sold in connection with the restructuring actions associated with our Canadian cannabis operations and transition to an asset-light model. Additional cash outflows include $1.0 million from the sale of certain wholly-owned subsidiaries, and other investing activities of $7.7 million, primarily related to completing the purchase of the remaining 45% of the common shares of Les Serres Vert Cannabis Inc., in connection with the restructuring actions related to our Canadian cannabis operations initiated in the fourth quarter of fiscal 2023.

The cash provided by investing activities totaled $433.4 million in fiscal 2023. Purchases of property, plant and equipment were $9.1 million, primarily related to improvements made at certain of our Canadian cultivation and production facilities, and at our Storz & Bickel facilities. Our strategic investments in other financial assets were $67.2 million, and related primarily to: (i) the upfront payment made as consideration for entering the option agreements granting the Jetty Options (the "Jetty Agreements") ($29.2 million); and (ii) the payment of the Option Premium in the amount of $38.0 million (US$28.5 million) to acquire an option to purchase the Acreage Debt from the Lenders, pursuant to the option agreement entered into with the Lenders in connection with the Reorganization. Net redemptions of short-term investments were $502.6 million, and related to the redemption of short-term investments largely to fund operations and investing activities as described above. Additional cash inflows include proceeds of $14.9 million from the sale of certain wholly-owned subsidiaries, and proceeds of $13.6 million from the sale of property, plant and equipment. Finally, other investing activities resulted in a cash inflow of $3.9 million, primarily related to the partial repayment of the principal on a loan associated with the sale of a wholly-owned subsidiary in fiscal 2022, partially offset by the cash outflow associated with the redemption of the first tranche of the BioSteel redeemable noncontrolling interest. Included in the cash provided by investing activities for fiscal 2023 was cash used of $24.1 million relating to the BioSteel discontinued operations and is primarily driven by the acquisition of a manufacturing facility located in Verona, Virginia from Flow Beverage Corp. The acquisition was completed through BioSteel on November 8, 2022.

The cash provided by investing activities totaled $230.8 million in fiscal 2022. Purchases of property, plant and equipment were $36.7 million, primarily related to investments in our production infrastructure in the United States and an expansion of our Storz & Bickel facilities. The net cash outflow relating to acquisitions totaled $14.9 million. Our strategic investments in other financial assets were $379.4 million, and related primarily to the upfront payment made as consideration for entering into the Wana Agreements. Additional cash inflows related to: (i) proceeds of $118.1 million from the sale of certain wholly-owned subsidiaries, most notably the completion of the divestiture of our interest in C^3 on January 31, 2022; and (ii) proceeds of $27.3 million from the sale of property, plant and equipment. Net redemptions of short-term investments were $546.0 million, and reflect the redemption of our short-term investments largely for the investing activities described above. Finally, other investing activities resulted in a cash outflow of $18.1 million, primarily related to the payment of acquisition-related liabilities, as we continue to draw-down on the amounts owing in relation to acquisitions completed in prior years.

Financing activities

The cash used in financing activities totaled $465.1 million in fiscal 2024, as we made repayments of long-term debt in the amount of $509.8 million related primarily to the various paydowns on the Credit Facility throughout the year. Other financing activities resulted in a cash outflow of $36.3 million, primarily relating to finance lease payments made in connection with terminating the finance lease for the cultivation facility in Mirabel, Quebec, share issuance costs, and debt issuance and extinguishment costs. The cash outflows are offset by proceeds from issuances of common shares and warrants of $81.1 million in September 2023 and January 2024.

The cash used in financing activities totaled $19.7 million in fiscal 2023, as we made repayments of long-term debt in the amount of $118.2 million related primarily to the first paydown of the Credit Facility. We received net proceeds of $135.2 million (US$100.0 million) pursuant to the purchase, by an Institutional Investor, of Convertible Debentures in February 2023. Also, other financing activities resulted in a cash outflow of $38.0 million, primarily related to fees paid in connection with the Exchange Transaction, the first paydown of the Credit Facility, and the registered direct offering of Convertible Debentures.

The cash used in financing activities totaled $45.5 million in fiscal 2022, as we made repayments of long-term debt in the amount of $50.8 million, primarily related to the term loan assumed upon the completion of the acquisition of Supreme Cannabis on June 22, 2021.

Free Cash Flow (Non-GAAP Measure)

Free cash flow is a non-GAAP measure used by management that is not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Management believes that free cash flow presents meaningful information regarding the amount of cash flow required to maintain and organically expand our business, and that the free cash flow measure provides meaningful information regarding our liquidity requirements.

The table below presents free cash flows for the years ended March 31, 2024, 2023, 2022:

	Years ended March 31,		
(in thousands of Canadian dollars)	2024	2023	2022
Net cash used in operating activities - continuing operations	$ (228,421)	$ (394,423)	$ (446,284)
Purchases of and deposits on property, plant and equipment - continuing operations	(3,449)	(9,114)	(36,684)
Free cash flow[1] - continuing operations	$ (231,870)	$ (403,537)	$ (482,968)

[1] Free cash flow is a non-GAAP measure, and is calculated as net cash provided by (used in) operating activities, less purchases of and deposits on property, plant and equipment.

Free cash flow in fiscal 2024 was an outflow of $231.9 million, as compared to an outflow of $403.5 million in fiscal 2023. The year-over-year decrease in the free cash outflow primarily reflects the decrease in cash used in operating activities, as described above.

Free cash flow in fiscal 2023 was an outflow of $403.5 million, as compared to an outflow of $483.0 million in fiscal 2022. The year-over-year decrease in the free cash outflow primarily reflects the decrease in purchases of property, plant and equipment associated with: (i) the substantial completion of the infrastructure projects that were in progress in fiscal 2022; and (ii) optimizing our capital expenditures as part of the previously-noted restructuring actions, particularly those actions that were initiated in the fourth quarter of fiscal 2022.

Debt

Since our formation, we have financed our cash requirements primarily through the issuance of common shares of Canopy Growth, including the $5.1 billion investment by CBI in the third quarter of fiscal 2019, and debt. Total debt outstanding as of March 31, 2024 was $597.2 million, as compared to $1.3 billion as of March 31, 2023. The total principal amount owing, which excludes fair value adjustments, deferred debt costs, and interest payable, was $622.0 million at March 31, 2024, a decrease from $1.3 billion at March 31, 2023. These decreases were due to: (i) the repayment of $125.6 million (US$93.8 million) of the principal amount outstanding under the Credit Agreement as part of the Paydown, as described under "Recent Developments" above; (ii) the conversion, into Canopy Growth common shares, of the remaining amount outstanding under the Convertible Debentures of $93.2 million; (iii) the June 2023 Exchange Transaction, which resulted in the acquisition and cancellation of $12.5 million of aggregate principal amount of the Canopy Notes from the Noteholders, partially offset by the issuance of the CBI Note in connection with the CBI Transaction; (iv) the July 13, 2023 Redemption Agreements, pursuant to which $193 million aggregate principal amount was redeemed for a combination of cash, shares and the Debentures with an aggregate principal amount of approximately $40.4 million; (v) the maturity of the remaining Canopy Notes due in July 2023 where the remaining $31.9 million in aggregate principal was settled in cash; (vi) the Second Quarter 2024 Paydowns resulting in an aggregate principal reduction of $73.3 million; (vii) settlement of the $40.4 million of Debentures with Canopy Growth common shares; (viii) the Third Quarter 2024 Paydowns resulting in an aggregate principal reduction of $65.4 million; and (ix) the Fourth Quarter 2024 Paydown resulting in an aggregate principal reduction of $31.1 million.

<u>Credit Facility</u>

The Credit Agreement provides for the Credit Facility in the aggregate principal amount of US$750.0 million.

The Company had the ability to obtain up to an additional US$500.0 million of incremental senior secured debt pursuant to the Credit Agreement. Pursuant to the balance sheet actions completed in connection with the Reorganization, on October 24, 2022, we entered into agreements with certain of our lenders under the Credit Agreement pursuant to which we agreed to purchase in the aggregate US$187.5 million of the principal amount outstanding under the Credit Facility at a discounted price of US$930 per US$1,000 or US$174.4 million in the aggregate. The first payment, which was oversubscribed, in the amount of approximately $117.5 million (US$87.9 million) was made on November 10, 2022 to reduce the principal indebtedness under the Credit Facility by approximately $126.3 million (US$94.4 million). The second payment of approximately $116.8 million (US$87.2 million) was made on April 17, 2023 to reduce principal indebtedness under the Credit Facility by approximately $125.6 million (US$93.8 million). Additionally, on October 24, 2022, we and certain of our lenders agreed to make certain amendments to the Credit Agreement which, among other things, resulted in: (i) a reduction to the minimum liquidity covenant to no less than US$100.0 million following completion of the second principal repurchase on April 17, 2023; (ii) certain changes to the application of net proceeds from asset sales; (iii) the establishment of a new committed delayed draw term credit facility in an aggregate principal amount of US$100.0 million; and (iv) the elimination of the additional US$500.0 million incremental term loan facility.

As described above under "Recent Developments", on July 13, 2023, we entered into the Amended Credit Agreement. Pursuant to the Amended Credit Agreement we were required to make the July 2023 Paydown. In addition, pursuant to the Amended Credit Agreement we agreed to apply certain net proceeds from asset sales to prepay or repurchase principal indebtedness under the Credit Facility and receive principal reductions at, in certain circumstances, a discounted price of US$950 per US$1,000. The Amended

Credit Agreement also includes, among other things, amendments to the minimum liquidity covenant such that the US$100.0 million minimum ceased to apply concurrently with the July 2023 Paydown. The July 2023 Paydown was made on July 21, 2023.

As described above under "Recent Developments", on each of August 11, 2023 and September 14, 2023, pursuant to the terms of the Amended Credit Agreement, we repurchased additional outstanding principal amounts under the Credit Facility using certain net proceeds from completed asset sales. The Second Quarter 2024 Paydowns resulted in an aggregate principal reduction of $73.3 million (US$54.5 million) for a cash payment of $69.6 million (US$51.8 million).

As described above under "Recent Developments", on each of November 28, 2023 and December 27, 2023, pursuant to the terms of the Amended Credit Agreement, we repurchased and repaid, as applicable, additional outstanding principal amounts under the Credit Facility using certain net proceeds from completed asset sales (the "Third Quarter 2024 Paydowns"). The Third Quarter 2024 Paydowns resulted in an aggregate principal reduction of $65.4 million (US$48.5 million) for a cash payment of $63.2 million (US$46.9 million).

As described above under "Recent Developments", on February 21, 2024, we repurchased and repaid, as applicable, additional outstanding principal amounts under the Credit Facility (the "Fourth Quarter 2024 Paydowns"). The Fourth Quarter 2024 Paydowns resulted in an aggregate principal reduction of $31.1 million (US$23.0 million) for a cash payment of $28.0 million (US$20.7 million).

The Credit Facility matures on March 18, 2026. Borrowings under the Credit Facility are available by either prime rate advances or SOFR advances. Prime rate advances bear interest at the applicable prime rate plus 7.50% per annum and are subject to a prime rate floor of 2.00%. SOFR advances bear interest at the adjusted term SOFR rate plus 8.50% per annum and are subject to an adjusted term SOFR rate floor of 1.00%. Our obligations under the Credit Facility are guaranteed by our material wholly-owned Canadian and U.S. subsidiaries. The Credit Facility is secured by substantially all of our assets and our material wholly-owned Canadian and U.S. subsidiaries, including material real property. The Credit Agreement contains representations and warranties, and affirmative and negative covenants.

Unsecured Senior Notes (the "Canopy Notes")

In June 2018, we issued the Canopy Notes with an aggregate principal amount of $600.0 million. The Canopy Notes bore interest at a rate of 4.25% per annum, payable semi-annually on January 15th and July 15th of each year commencing January 15, 2019. The Canopy Notes matured on July 15, 2023. In June 2022, in connection with the 2022 Exchange Transaction, we entered into the 2022 Exchange Agreements with the Noteholders and agreed to acquire and cancel approximately $262.6 million of aggregate principal amount of the Canopy Notes from the Noteholders for an aggregate purchase price (excluding $5.4 million paid in cash to the Noteholders for accrued and unpaid interest) of $260.0 million which was paid in our common shares.

The Canopy Notes were issued pursuant to an indenture dated June 20, 2018, as supplemented on April 30, 2019 and June 29, 2022 (collectively, the "Canopy Notes Indenture"). As a result of a supplement to the Canopy Notes Indenture dated June 29, 2022 (the "Second Supplemental Indenture"), we irrevocably surrendered our right to settle the conversion of any Note with our common shares. As a result, had there been any conversions of Canopy Notes following the execution of the Second Supplemental Indenture these would have been settled entirely in cash, unless otherwise negotiated.

On April 13, 2013, we entered into the April 2023 Exchange Agreement with Greenstar in order to acquire and cancel $100.0 million aggregate principal amount of our outstanding Canopy Notes. Pursuant to the April 2023 Exchange Agreement, we agreed to acquire and cancel $100.0 million aggregate principal amount of the Canopy Notes held by Greenstar in exchange for: (i) a cash payment to Greenstar in the amount of the unpaid and accrued interest owing under the Canopy Notes held by Greenstar; and (ii) the CBI Note. As a result, Greenstar no longer holds any Canopy Notes. On April 18, 2024, the CBI Note was cancelled in connection with the Note Exchange.

On June 29, 2023, we entered into the June 2023 Exchange Agreements with certain Noteholders to acquire and cancel $12.5 million aggregate principal amount of the Canopy Notes from such Noteholders in exchange for cash, including accrued and unpaid interest owing under the Canopy Notes, and the issuance of approximately 2.43 million Canopy Growth common shares.

On July 13, 2023, we entered into the Redemption Agreements with certain Noteholders of our Canopy Notes, pursuant to which approximately $193 million aggregate principal amount of the Canopy Notes were redeemed on the applicable closing date for: (i) an aggregate cash payment of approximately $101 million; (ii) the issuance of approximately 9.04 million Canopy Growth common shares; and (iii) the issuance of approximately $40.4 million aggregate principal amount of Debentures. The Debentures were issued pursuant to a debenture indenture dated July 14, 2023 between us and Odyssey Trust Company, as trustee. The Debentures are convertible into Debenture Shares at the option of the holder at any time or times following the Shareholder Approval until the maturity date of January 15, 2024, at a conversion price equal to $5.50, subject to adjustment in certain events. Following the Redemption, we settled the remaining aggregate principal amount owing under the outstanding Canopy Notes and, as of the maturity date, there were no Canopy Notes outstanding.

As of September 30, 2023, all conversions pursuant to the Debentures have been completed and the amount outstanding under the Debentures was $nil.

Supreme Convertible Debentures and Accretion Debentures

On October 19, 2018, Supreme Cannabis issued 6.0% senior unsecured convertible debentures (the "Supreme Debentures") for gross proceeds of $100.0 million. On September 9, 2020, the Supreme Debentures were amended to effect, among other things: (i) the cancellation of $63.5 million of principal amount of the Supreme Debentures; (ii) an increase in the interest rate to 8% per annum; (iii) the extension of the maturity date to September 10, 2025; and (iv) a reduction in the conversion price to $2.85.

In addition, on September 9, 2020, Supreme Cannabis issued new senior unsecured non-convertible debentures (the "Accretion Debentures"). The principal amount began at $nil and accretes at a rate of 11.06% per annum based on the remaining principal amount of the Supreme Debentures of $36.5 million to a maximum of $13.5 million, compounding on a semi-annual basis commencing on September 9, 2020, and ending on September 9, 2023. As of September 9, 2023, the principal amount of the Accretion Debentures was finalized as $10.4 million. The Accretion Debentures are payable in cash, but do not bear cash interest and are not convertible into Supreme Shares. The principal amount of the Accretion Debentures will amortize, or be paid, at 1.0% per month over the 24 months prior to maturity. During the year ended March 31, 2024, principal payments on Accretion Debentures totaled $3.5 million.

As a result of the arrangement (the "Supreme Arrangement") we completed with Supreme Cannabis on June 22, 2021 pursuant to which we acquired 100% of the issued and outstanding common shares of Supreme Cannabis (the "Supreme Shares"), the Supreme Debentures remain outstanding as securities of Supreme Cannabis, which, upon conversion will entitle the holder thereof to receive, in lieu of the number of Supreme Shares to which such holder was theretofore entitled, the consideration payable under the Supreme Arrangement that such holder would have been entitled to be issued and receive if, immediately prior to the effective time of the Supreme Arrangement, such holder had been the registered holder of the number of Supreme Shares to which such holder was theretofore entitled.

In connection with the Supreme Arrangement, we, Supreme Cannabis and Computershare Trust Company of Canada (the "Trustee") entered into a supplemental indenture whereby we agreed to issue common shares upon conversion of any Supreme Debenture. In addition, we may force conversion of the Supreme Debentures outstanding with 30 days' notice if the daily volume weighted average trading price of our common shares is greater than $385.90 for any 10 consecutive trading days. We, Supreme Cannabis and the Trustee entered into a further supplemental indenture whereby we agreed to guarantee the obligations of Supreme Cannabis pursuant to the Supreme Debentures and the Accretion Debentures.

Prior to September 9, 2023, the Supreme Debentures are not redeemable. Beginning on and after September 9, 2023, Supreme Cannabis may from time to time, upon providing 60 days prior written notice to the Trustee, redeem the Supreme Debentures outstanding, provided that the Accretion Debentures have already been redeemed in full.

On May 2, 2024, we entered into an exchange and subscription agreement (the "Exchange and Subscription Agreement") with a single institutional investor (the "May 2024 Investor") pursuant to which, among other things, the May 2024 Investor delivered to us approximately $27.5 million aggregate principal amount of outstanding Supreme Debentures and Accretion Debentures held by the May 2024 Investor and paid us approximately US$50 million in exchange for us issuing to the May 2024 Investor (i) the May 2024 Convertible Debenture and (ii) the May 2024 Investor Warrants.

Convertible Debentures

On February 21, 2023, we entered into the Convertible Debenture Agreement with an Institutional Investor pursuant to which the Institutional Investor purchased $135.2 million (US$100.0 million) aggregate principal amount of Convertible Debentures in a registered direct offering. The Convertible Debentures were convertible into our common shares at the option of the Institutional Investor at any time or times prior to the maturity date of February 28, 2028, at a conversion price equal to 92.5% of the volume-weighted average price of our common shares during the three consecutive trading days ending on the business day immediately prior to the date of conversion. No cash payment or any other property of Canopy Growth was made by us to the Institutional Investor in connection with, or as a result of, the issuance, conversion or repayment of the Convertible Debentures.

In the first quarter of fiscal 2024, $93.2 million in aggregate principal amount of the Convertible Debentures was converted for approximately 8.45 million Canopy Growth common shares. As of June 30, 2023, all conversions pursuant to the Convertible Debentures were completed and the amount outstanding under the Convertible Debentures was $nil.

Contractual Obligations and Commitments

The table below presents information about our contractual obligations and commitments as of March 31, 2024, excluding equity-settled convertible debentures, and the timing and effect that such obligations and commitments are expected to have on our liquidity and cash flows in future periods:

				Payments due by period					
(CDN $000's)		Total		Less than 1 year		1-3 years		3-5 years	Over 5 years
Long-term debt obligations	$	621,956	$	106,913	$	515,043	$	- $	-
Interest payments on debt obligations		146,684		78,282		68,402		-	-
Operating leases[1]		37,958		13,222		16,305		8,431	-
Finance leases[1]		37,683		4,988		32,695		-	-
Purchase obligations		39,258		35,430		3,828		-	-
Other liabilities[2]		49,112		32,895		16,217		-	-
	$	932,651	$	271,730	$	652,490	$	8,431 $	-

[1] Refer to Note 32 of our Financial Statements for further information on our leases. Amounts include interest related to operating and finance leases of $3.1 million and $1.7 million, respectively.

[2] Refer to Note 19 of our Financial Statements for further information on our other liabilities.

Part 4 – Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 3 of our Financial Statements. Certain of our accounting policies require the application of significant judgment by management and, as a result, are subject to an inherent degree of uncertainty. We believe that the following accounting policies and estimates are the most critical to fully understand and evaluate our reported financial position and results of operations, as they require our most subjective or complex management judgments. The estimates used are based on our historical experience, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Actual results may vary from our estimates in amounts that may be material to the Financial Statements.

The following critical accounting policies and estimates are those which we believe have the most significant effect on the amounts recognized in the Financial Statements.

Inventory valuation

Critical judgment. Inventory is valued at the lower of cost and net realizable value. The valuation of our inventory balances involves calculating the estimated net realizable value of our inventory and assessing it against the cost. A component of this analysis therefore involves determining whether there is excess, slow-moving or obsolete inventory on hand.

Assumptions and judgment. When determining whether there is excess, slow-moving or obsolete inventory, management makes assumptions around future demand and production forecasts, which are then compared to current inventory levels. Management also makes assumptions around future pricing, and considers historical experience and the application of the specific identification method for identifying obsolete inventory.

Impact if actual results differ from assumptions. If the assumptions around future demand for our inventory are more optimistic than actual future results, the net realizable value calculated using these assumptions may be overstated, resulting in an overstatement of the inventory balance.

Estimated useful lives and depreciation and amortization of property, plant and equipment and intangible assets

Critical estimates. During the purchase or construction of our property, plant and equipment, and during the acquisition or purchase of intangible assets, amounts are capitalized onto the balance sheet. When the assets go into service, a useful life is assigned to determine the required quarterly depreciation and amortization expense. The useful lives are determined through the exercise of judgment. When an asset is abandoned or ceases to be used the carrying value of the asset is adjusted to its salvage value.

Assumptions and judgment. The useful lives are determined based on the nature of the asset. Management considers information from manufacturers, historical data, and industry standards to estimate the appropriate useful life and salvage value. In certain cases management may obtain third party appraisals to estimate salvage value.

Impact if actual results differ from assumptions. If actual useful lives differ from the estimates used, the timing of depreciation and amortization expense will be impacted. For example, a longer useful life will result in lower depreciation and amortization expense recorded each year, but will also increase the periods over which depreciation and amortization expense is taken. When an asset is abandoned, if the salvage value differs from the estimates used the abandonment cost will be impacted.

Impairment of property, plant and equipment and finite lived intangible assets

Critical estimates. Property, plant and equipment and finite lived intangible assets need to be assessed for impairment when an indicator of impairment exists. If an indicator of impairment exists, further judgement and assumptions will be required in determining the recoverable amount.

Assumptions and judgment. When determining whether an impairment indicator exists, judgement is required in considering the facts and circumstances surrounding these long-lived assets. Management considers whether events such as a change in strategic direction, changes in business climate, or changes in technology would indicate that a long-lived asset may be impaired. When an impairment indicator does exist, judgement and assumptions are required to estimate the future cash flows used in assessing the recoverable amount of the long-lived asset.

Impact if actual results differ from assumptions. If impairment indicators exist and are not identified, or judgement and assumptions used in assessing the recoverable amount change, the carrying value of long-lived assets can exceed the recoverable amount.

Impairment of goodwill and indefinite lived intangible assets

Critical estimates. Indefinite lived intangible assets and goodwill need to be tested for impairment annually at the measurement date of March 31 or sooner, if events or circumstances indicate that the carrying amount of an asset may not be recoverable. An entity may first perform a qualitative assessment of impairment, and a quantitative assessment is only required if the qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount.

Assumptions and judgment. When performing a qualitative assessment, judgment is required when considering relevant events and circumstances that could affect the fair value of the indefinite lived intangible asset or reporting unit to which goodwill is assigned. Management considers whether events and circumstances such as a change in strategic direction and changes in business climate would impact the fair value of the indefinite lived intangible asset or reporting unit to which goodwill is assigned. If a quantitative analysis is required, assumptions are required to estimate the fair value to compare against the carrying value.

Goodwill

Fiscal 2022

We changed the structure of our internal management reporting in the fourth quarter of fiscal 2021, and accordingly, identified two operating and reportable segments: (i) global cannabis; and (ii) other consumer products. The reorganization of our reporting structure also changed the composition of our reporting units and required that goodwill be reassigned to the reporting units using a relative fair value allocation approach. Our reporting units with goodwill in the global cannabis segment included: (i) cannabis operations; and (ii) C^3. Our reporting units with goodwill in the other consumer products segment include: (i) Storz & Bickel; and (ii) This Works. In the fourth quarter of fiscal 2022, we further changed the composition of our reporting units within the global cannabis segment as a result of: (i) the completion of the divestiture of our interest in C^3; and (ii) a strategic shift in our KeyLeaf business to focus on non-cannabis extraction activities. Accordingly, goodwill was reassigned to the KeyLeaf reporting unit from the cannabis operations reporting unit, using the relative fair value allocation approach.

At March 31, 2022, we performed our annual goodwill impairment analysis using the quantitative assessment. We concluded that the carrying values of the KeyLeaf and This Works reporting units were higher than their respective estimated fair values as determined using the income valuation method, and a goodwill impairment loss totaling $40.7 million was recognized in fiscal 2022. The goodwill impairment loss was comprised of: (i) $22.3 million related to the KeyLeaf reporting unit, representing the entirety of the goodwill assigned to the KeyLeaf reporting unit; and (ii) $18.4 million related to the This Works reporting unit. Certain negative trends, including slower growth rates, resulted in updated long-term financial forecasts indicating lower forecasted revenue and cash flow generation for the KeyLeaf and This Works reporting units. No impairment was noted for any of our other reporting units, as the estimated fair value of each of the other reporting units with goodwill exceeded their carrying value.

The estimated fair value of the cannabis operations reporting unit in the global cannabis segment was determined using the market valuation method, with the most significant assumptions used in applying this method being: (i) the price of our common shares; and (ii) the estimated control premium associated with ownership of our common shares. The estimated fair values of all other reporting units (KeyLeaf, This Works, and Storz & Bickel) were determined using the income valuation method, with the most significant assumptions used in applying this method being: (i) the discount rate; (ii) the expected long-term growth rate; and (iii) the annual cash flow projections. These methodologies are consistent with those used for our annual impairment test conducted at March 31, 2021, and for the quantitative interim goodwill assessment we conducted for the cannabis operations reporting unit at December 31, 2021.

The carrying value, at March 31, 2022, of the goodwill associated with our cannabis operations reporting unit was $1.7 billion. For the cannabis operations reporting unit, if all other assumptions were held constant and the estimated control premium was decreased by 500 basis points, the estimated fair value would decrease by 7% and result in an impairment charge. If all other assumptions were held constant and the share price decreased by 10%, the estimated fair value would decrease by 15% and result in an impairment charge.

The carrying value, at March 31, 2022, of the goodwill associated with our Storz & Bickel reporting unit was $79.0 million. For the Storz & Bickel reporting unit, if all other assumptions were held constant and the discount rate was increased by 50 basis points, the estimated fair value would decrease by 6%. If all other assumptions were held constant and the long-term growth rate was decreased by 50 basis points, the estimated fair value would decrease by 4%. If all other assumptions were held constant and the annual cash flow projections were decreased by 250 basis points, the estimated fair value would decrease by 3%.

At March 31, 2022, the fair value of the cannabis operations reporting unit to which goodwill is assigned exceeded its carrying value by approximately 5% to 10%. Accordingly, the goodwill assigned to the cannabis operations reporting unit was at risk for impairment in future periods.

The carrying value, at March 31, 2022, of the goodwill associated with our This Works reporting unit was $2.3 million.

Fiscal 2023

As a result of the continued decline in the price of our common shares in the first quarter of fiscal 2023, we determined there to be an indicator of impairment for the cannabis operations reporting unit in the global cannabis segment, which was a reportable segment in the first quarter of fiscal 2023. As a result, we performed a quantitative interim goodwill impairment assessment for the cannabis operations reporting unit as of June 30, 2022. We concluded that the carrying value of the cannabis operations reporting unit was higher than its estimated fair value, and a goodwill impairment loss totaling $1.7 billion was recognized in the first quarter of fiscal 2023, representing the entirety of the goodwill assigned to the cannabis operations reporting unit.

The estimated fair value of the cannabis operations reporting unit was determined using the market valuation method, which is consistent with the methodology we used for our annual impairment test conducted at March 31, 2022. The most significant assumptions used in applying this method were: (i) the price of our common shares; and (ii) the estimated control premium associated with ownership of our common shares.

While we changed our reportable segments in the second quarter of fiscal 2023 (see "Segment Reporting" under Part 1 - Business Overview above), there were no changes to the composition of our reporting units to which goodwill remained assigned at September 30, 2022. In the second quarter of fiscal 2023, we determined there to be indicators of impairment for our This Works reporting unit, as slower growth rates resulted in updated long-term financial forecasts indicating lower forecasted revenue and cash flow generation. As a result, we performed a quantitative interim goodwill impairment test for This Works as of September 30, 2022 and concluded that the carrying value was higher than its estimated fair value, as determined using the income valuation method. We recognized a goodwill impairment loss totaling $2.3 million in the second quarter of fiscal 2023, representing the entirety of the goodwill assigned to our This Works the reporting unit.

At March 31, 2023, we performed our annual goodwill impairment analysis using the quantitative assessment. No impairment was noted for our Storz & Bickel reporting unit, as the estimated fair value of the Storz & Bickel reporting unit exceeded its carrying value. The estimated fair value of the Storz & Bickel reporting unit was determined using the income valuation method, with the most significant assumptions used in applying this method being: (i) the discount rate; (ii) the expected long-term growth rate; (iii) revenue growth rate projections; and (iv) annual cash flow projections. This methodology is consistent with that used by us for our annual impairment test conducted at March 31, 2022.

The carrying value, at March 31, 2023, of the goodwill associated with the Storz & Bickel reporting unit was $85.6 million. For the Storz & Bickel reporting unit, if all other assumptions were held constant and the discount rate was increased by 50 basis points, the estimated fair value would decrease by 5% and result in an impairment charge. If all other assumptions were held constant and the long-term growth rate was decreased by 50 basis points, the estimated fair value would decrease by 4% and result in an impairment charge. If all other assumptions were held constant and the revenue growth rate projections were decreased by 250 basis points, the estimated fair value would decrease by 11% and result in an impairment charge. If all other assumptions were held constant and the annual cash flow projections were decreased by 250 basis points, the estimated fair value would decrease by 3%.

At March 31, 2023, the fair value of the Storz & Bickel reporting unit to which goodwill is assigned exceeded its carrying value by approximately 3%. Accordingly, the goodwill assigned to the Storz & Bickel reporting unit is at risk for impairment in future periods. We may be required to perform a quantitative goodwill impairment assessment in future periods for the Storz & Bickel reporting unit, to the extent we experience declines in the expected long-term growth rate, revenue growth rate projections or annual cash flow projections, or if discount rates increase, or if other indicators of impairment arise.

Fiscal 2024

As part of our annual impairment testing, we performed a quantitative goodwill impairment assessment for our remaining goodwill balance, which is assigned to the Storz & Bickel reporting unit. From the analysis, an impairment of $42.1 million to Storz & Bickel's goodwill was recognized as the estimated fair value of the Storz & Bickel reporting unit was less than its carrying value. The estimated fair value of the Storz & Bickel reporting unit was determined using the income valuation method, with the most significant assumptions used in applying this method being: (i) the discount rate; (ii) the expected long-term growth rate; (iii) revenue growth rate projections; and (iv) annual cash flow projections. Certain negative trends, including slower growth rates, resulted in updated long-term financial forecasts indicating lower forecasted revenue and cash flow generation for the Storz & Bickel reporting unit. This methodology is consistent with that used by us for our annual impairment test conducted at March 31, 2023. At March 31, 2024, the remaining carrying value of the Storz & Bickel goodwill is $43.2 million.

Indefinite lived intangible assets

If a quantitative analysis is required, our acquired intangible assets are evaluated for impairment by comparing the carrying value of the intangible assets to their estimated fair value. The estimated fair value of the acquired brand indefinite lived intangible assets is calculated based on an income approach using the relief-from-royalty method. The estimated fair value of the operating license indefinite life intangible assets is calculated based on a market valuation approach.

In the fourth quarter of fiscal 2022, the global cannabis segment recognized a $26.1 million impairment loss in connection with certain of our acquired adult-use cannabis brand intangible assets, and certain of our operating license intangible assets. In fiscal 2023, we recognized intangible asset impairment losses totaling $14.6 million in connection with certain acquired brand intangible assets, primarily within our Canada cannabis segment. In fiscal 2024, we recognized intangible asset impairment losses totaling $9.0 million in connection with certain acquired brand intangible assets relating to our Storz & Bickel segment. Certain negative trends, including slower growth rates and increased competition, resulted in updated long-term financial forecasts indicating lower forecasted revenue and cash flow generation for the specific acquired brands. This change in financial forecasts indicated it was more likely than not that the fair value of our indefinite lived intangible asset associated with the acquired brands might also be below their carrying values, and accordingly we performed a quantitative assessment for impairment. The most significant assumptions used in the relief-from-royalty method to determine the estimated fair value of intangible assets with indefinite lives are: (i) the estimated royalty rate, (ii) the discount rate, (iii) the expected long-term growth rate, and (iv) the annual revenue projections.

Impact if actual results differ from assumptions. If the judgements relating to the qualitative or quantitative assessments performed differ from actual results, or if assumptions are different, the values of the indefinite lived intangible assets and goodwill can differ from the amounts recorded.

Acreage financial instrument fair value measurement

Critical estimates. The Acreage financial instrument is measured at fair value through net income (loss) using Level 3 inputs.

Assumptions and judgment. The valuation of the Acreage financial instrument is highly subjective and management applies a probability-weighted expected return model which considers a number of potential outcomes. We use judgment to make assumptions on the key inputs including the: (i) probability of each scenario; (ii) number of common shares to be issued; (iii) probability and timing of U.S. legalization; (iv) estimated premium on U.S. legalization; (v) control premium; and (vi) market access premium.

Impact if actual results differ from assumptions. If the assumptions and judgments differ, the fair value calculation will be impacted. Information on the valuation technique and inputs used in determining fair values are disclosed in Note 25 of our Financial Statements.

TerrAscend Exchangeable Shares and TerrAscend Warrants fair value measurement

Critical estimates. The TerrAscend Exchangeable Shares and TerrAscend Warrants are measured at fair value through net income (loss) using Level 3 inputs.

Assumptions and judgment. The valuation of the TerrAscend Exchangeable Shares is based on a put option pricing model and the valuation of the TerrAscend Warrants is based on a Black-Scholes option pricing model. We use judgment to make assumptions on the key input, being the probability and timing of U.S. legalization.

Impact if actual results differ from assumptions. If the assumptions and judgments differ, the fair value calculation will be impacted. Information on the valuation technique and inputs used in determining fair values are disclosed in Note 25 of our Financial Statements.

Wana financial instrument fair value measurement

Critical estimates. As a result of entering into the Wana Agreements, we recognized: (i) the call options associated with the Wana Agreements (the "Wana Options"), which represents options to purchase 100% of Wana for payments equal to 15% of Wana's fair market value at the time the option is exercised; and (ii) the Wana Deferred Payments (as defined in the consolidated financial statements in Item 8 of this Form 10-K), which are additional deferred payments that we expect to make in respect of Wana as of the 2.5- and 5-year anniversaries of October 14, 2021, computed based on a pre-determined contractual formula. Refer to Note 13 of our Financial Statements for further details. The Wana Options and Wana Deferred Payments are measured at fair value through net income (loss) using Level 3 inputs.

Assumptions and judgment. The valuation of the Wana Options is measured using a discounted cash flow model, which requires assumptions and judgment to determine the expected future cash flows associated with Wana. The valuation of the Wana Deferred

Payments is based on a Monte Carlo simulation model, and we are required to use judgment and make assumptions on the key inputs, being the probability and timing of U.S. legalization and the volatility of Wana equity.

Impact if actual results differ from assumptions. If the assumptions and judgments differ, the fair value calculation will be impacted. Information on the valuation techniques and inputs used in determining fair valued are disclosed in Note 25 of our Financial Statements.

Jetty financial instrument fair value measurement

Critical estimates. As a result of entering into the Jetty Agreements, we recognized: (i) the call options associated with the Jetty Agreements (the "Jetty Options"), which represents two option agreements, with the first option agreement exercisable in two tranches, to purchase 100% of Jetty; and (ii) the Jetty Deferred Payments, which are additional deferred payments that we expect to make in respect of Jetty, computed based on a pre-determined contractual formula. Refer to Note 13 of our Financial Statements for further details. The Jetty Options and Jetty Deferred Payments are measured at fair value through net income (loss) using Level 3 inputs.

Assumptions and judgment. The valuation of the Jetty Options is measured using a discounted cash flow model, which requires assumptions and judgment to determine the expected future cash flows associated with Jetty. The valuation of the Jetty Deferred Payments is based on a Monte Carlo simulation model, and we are required to use judgment and make assumptions on the key inputs, being the probability and timing of U.S. legalization and the volatility of Jetty equity and revenues.

Impact if actual results differ from assumptions. If the assumptions and judgments differ, the fair value calculation will be impacted. Information on the valuation techniques and inputs used in determining fair valued are disclosed in Note 25 of our Financial Statements.

Other fair value measurements

Critical estimates. Some of our assets and liabilities are measured at fair value. In certain cases where Level 1 inputs are not available, valuation approaches using Level 2 and Level 3 inputs are required.

Assumptions and judgment. The valuation techniques require assumptions and judgment around the inputs to be used.

Impact if actual results differ from assumptions. If the assumptions and judgments differ, the fair value calculations will be impacted. Certain assumptions will have greater impact on the determination of fair value depending on the nature of the asset or liability. Information on the valuation techniques and inputs used in determining fair values are disclosed in Note 25 our Financial Statements.

Revenue recognition

Critical estimates. The determination of the reduction of the transaction price for variable consideration requires that we make certain estimates and assumptions that affect the timing and amounts of revenue recognized.

Assumptions and judgment. We estimate the variable consideration by taking into account factors such as historical information, current trends, forecasts, inventory levels, availability of actual results and expectations of customer and consumer behavior.

Impact if actual results differ from assumptions. A more optimistic outlook on future demand can result in lower expected returns and reduced likelihood of price adjustments necessary to sell the product. This outlook will reduce the provision against revenue.

Stock-based compensation

Critical estimates. We use the Black-Scholes option pricing model to calculate our share-based compensation expense.

Assumptions and judgment. The option pricing model relies on key inputs such as rate of forfeiture, expected life of the option, the volatility of our share price, and the risk-free interest rate used.

Impact if actual results differ from assumptions. If key inputs differ, the fair value of options will be impacted. A higher fair value of the options will result in higher share-based compensation expense over the vesting period of the option.

Income taxes

Critical estimates. Many of our normal course transactions may have uncertain tax consequences. We use judgment to determine income for tax purposes and this may impact the recognized amount of assets or liabilities, the disclosure of contingent liabilities or the reported amount of revenue or expense and may result in an unrealized tax benefit for transactions that have not yet been reviewed by tax authorities and that may in the future be under discussion, audit, dispute or appeal.

Assumptions and judgment. We use historical experience, current and expected future outcomes, third-party evaluations and various other assumptions believed to be reasonable in making judgements.

Impact if actual results differ from assumptions. An unrealized tax benefit will be recognized when we determine that it is more likely than not that the tax position is sustainable based on its technical merits. In any case, if the final outcome is different from our estimate this will impact our income taxes and cash flow.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the potential economic loss arising from adverse changes in market factors. As a result of our global operating, acquisition and financing activities, we are exposed to market risk associated with changes in foreign currency exchange rates, interest rates and equity prices. To manage the volatility relating to these risks, we may periodically purchase derivative instruments including foreign currency forwards. We do not enter into derivative instruments for trading or speculative purposes.

Foreign currency risk

Our Financial Statements are presented in Canadian dollars. We are exposed to foreign currency exchange rate risk as the functional currencies of certain subsidiaries, including those in the United States and Europe, are not in Canadian dollars. The translation of foreign currencies to Canadian dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date, and for revenues and expense using an average exchange rate for the period. Therefore, fluctuations in the value of the Canadian dollar affect the reported amounts of net revenue, expenses, assets and liabilities. The resulting translation adjustments are reported as a component of accumulated other comprehensive income or loss on the consolidated balance sheet.

A hypothetical 10% change in the U.S. dollar against the Canadian dollar compared to the exchange rate at March 31, 2024, would affect the carrying value of net assets by approximately $49.0 million, with a corresponding impact to the foreign currency translation account within accumulated other comprehensive income or loss. A hypothetical 10% change in the euro against the Canadian dollar compared to the exchange rate at March 31, 2024, would affect the carrying value of net assets by approximately $18.8 million, with a corresponding impact to the foreign currency translation account within accumulated other comprehensive income or loss.

We also have exposure to changes in foreign exchange rates associated with transactions which are undertaken by our subsidiaries in currencies other than their functional currency. As a result, we have been impacted by changes in exchange rates and may be impacted for the foreseeable future.

Foreign currency derivative instruments may be used to hedge existing foreign currency denominated assets and liabilities, forecasted foreign currency denominated sales/purchases to/from third parties as well as intercompany sales/purchases, intercompany principal and interest payments, and in connection with acquisitions, divestitures or investments outside of Canada. Historically, while we have purchased derivative instruments to mitigate the foreign exchange risks associated with certain transactions, the impact of these hedging transactions on our Financial Statements has been immaterial.

Interest rate risk

Our cash equivalents and short-term investments are held in both fixed-rate and adjustable-rate securities. Investments in fixed-rate instruments carry a degree of interest rate risk. The fair value of fixed-rate securities may be adversely impacted due to a rise in interest rates. Additionally, a falling-rate environment creates reinvestment risk because as securities mature, the proceeds are reinvested at a lower rate, generating less interest income. As at March 31, 2024, our cash and cash equivalents, and short-term investments, consisted of $88.0 million, as compared to $320.1 million at March 31, 2023, in interest rate sensitive instruments.

Our financial liabilities consist of long-term fixed rate debt and floating-rate debt. Fluctuations in interest rates could impact our cash flows, primarily with respect to the interest payable on floating-rate debt.

	Aggregate Notional Value		Fair Value		Decrease in Fair Value - Hypothetical 1% Rate Increase	
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Unsecured senior notes	$ -	$ 337,380	$ -	$ 331,250	$ -	$ (1,552)
Promissory note	100,000	-	89,224	-	(523)	-
Fixed interest rate debt	38,186	135,573	N/A	N/A	N/A	N/A
Variable interest rate debt	469,819	840,058	N/A	N/A	N/A	N/A

Equity price risk

We hold other financial assets and liabilities in the form of investments in shares, warrants, options, put liabilities, and convertible debentures that are measured at fair value and recorded through either net income (loss) or other comprehensive income (loss). We are exposed to price risk on these financial assets, which is the risk of variability in fair value due to movements in equity or market prices.

For the Canopy Notes, a primary driver of its fair value is our share price. An increase in our share price typically results in a fair value increase of the liability.

Information regarding the fair value of financial instrument assets and liabilities that are measured at fair value on a recurring basis, and the relationship between the unobservable inputs used in the valuation of these financial assets and their fair value is presented in Note 25 of the Financial Statements.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this item and the reports of the independent accountants thereon required by Item 14(a)(2) appear on pages F-2 to F-62. See accompanying Index to the Financial Statements on page F-1.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2024, our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2024, based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, management has determined that our internal control over financial reporting as of March 31, 2024 was effective.

Our independent registered public accounting firm, PKF O'Connor Davies, LLP, who audited our financial statements included in this Annual Report, has issued its report on the effectiveness of our internal control over financial reporting as of March 31, 2024, which is included herein.

Remediation of Previously Disclosed Material Weaknesses in Internal Control Over Financial Reporting

As previously disclosed in Item 9A of the Annual Report for the fiscal year ended March 31, 2023, management concluded that material weaknesses existed in our internal control over financial reporting relating to:

- The accounting for sales recorded by the BioSteel segment, which resulted in material misstatements relating to revenue and trade receivables, particularly with respect to the timing and amount of revenue recognition. Specifically, we did not design and maintain effective controls to sufficiently assess the timing, amount, and appropriateness of revenue recognition. This included a lack of segregation of duties in the review of customer orders, inadequate controls over the review and approval of sales returns, and inadequate controls relating to revenue recognition policies and procedures. This also contributed to the failure to impair goodwill related to the BioSteel reporting unit on a timely basis as changes in the performance of BioSteel were not identified in a timely manner, and the failure to accurately record the redeemable noncontrolling interest; and

- IT general control deficiencies that aggregated to a material weakness. These deficiencies specifically related to: (i) logical access management, including untimely periodic access review, access provisioning and modification, removal of user access and change management controls with respect to a payroll system implemented during the year; and (ii) untimely and inconsistent monitoring and oversight of third-party service organizations. Although we have identified no instances of any adverse effects due to these deficiencies, business processes that depend on the affected information systems or that depend on data from the affected information systems, could be adversely impacted.

During fiscal year 2024, management, with the oversight of the Audit Committee of our Board of Directors, completed the implementation of our previously disclosed remediation plan that included:

IT General Controls

- Improving the privileged access review process and performing a timely review of all in-scope systems for privileged user access;

- Performing a review of the tools and improving the process relied upon to ensure users terminations or transfers are timely updated in systems;

- Improving the access approval requirements and ensuring all access requests were properly approved and documented prior to granting/modifying user access;

- Adding a dedicated resource to support and perform key IT general controls, including privileged access review and review of third-party service organization control reports to assess their impact in relation to the control environment. Additionally, training on third-party service organization control reports review was delivered to relevant control owners;

- Improving the documentation and retention of evidence for testing and approval of system changes;

- Enhancing the assignment of control responsibilities and accountability to responsible operational and IT personnel; and

- Completing training on strengthening Canopy Growth's control environment for all key stakeholders aimed at improving employee knowledge and skills in internal controls over financial reporting, including IT General Controls.

BioSteel business-to-business sales

- Effective September 14, 2023, Canopy Growth no longer has a controlling interest in BioSteel Sports Nutrition Inc. ("BioSteel Canada"), and effective November 16, 2023, Canopy Growth no longer has a controlling interest in BioSteel Manufacturing, LLC ("BioSteel Manufacturing") and BioSteel Sports Nutrition USA LLC. Further, during November 2023, Canopy Growth completed the sale of substantially all of the assets of BioSteel Canada and BioSteel Manufacturing. As a result, the BioSteel segment is no longer considered part of management's internal control over financial reporting and the material weakness previously identified in our internal controls is no longer applicable to Canopy Growth.

During the fourth quarter of fiscal 2024, we completed testing of the operating effectiveness of the implemented controls and found them to be effective. As a result, we have concluded the material weaknesses have been remediated as of March 31, 2024.

Changes in Internal Control Over Financial Reporting

Other than the execution of the material weakness remediation activities discussed above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act) that occurred during our most recent quarter, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Amendment to David Klein Employment Agreement

On May 28, 2024, the Company and David Klein entered into an amendment (the "Amendment") to Mr. Klein's employment, dated December 8, 2019 and amended on June 8, 2021 and June 14, 2024 (the "Klein Agreement"). Pursuant to the Amendment, effective June 8, 2024, Mr. Klein's base salary will be adjusted from US$975,000 to US$750,000. In accordance with the Amendment, in addition to the long-term incentive award he is entitled to under the Klein Agreement, in 2025, Mr. Klein will receive a one time equity grant valued at US$500,000 divided equally between Options and RSUs, with both the Options and the RSUs each vesting one year from the grant date. In addition, the severance provisions of the Klein Agreement have been amended to maintain the total approximate value as his current agreement. Accordingly, in accordance with the Amendment, Mr. Klein will now be entitled to a fixed distribution of $1,950,000 upon his severance from the Company under certain circumstances specified in the Klein Agreement, instead of the previous provision of two times his base salary. Furthermore, in accordance with the Amendment, Mr. Klein will now be eligible for a severance benefit of 2.5 times the average actual short-term incentive amount paid to him over the previous two years, replacing the previous calculation of two times.

Rule 10b5-1 Trading Arrangements

During the three months ended March 31, 2024, no director or officer (as defined in Rule 16a-1(f) of the Exchange Act) informed us of the adoption or termination a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(c) of Regulation S-K.

Item 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Unless otherwise specified, all dollar amounts in Part III of this Form 10-K are in United States of America ("U.S.") dollars ("US$" or "$") unless stated otherwise. "C$" means Canadian dollars.

As used in this Part III of this Form 10-K, references to:

- "Fiscal 2025" refer to the 12-month period ended March 31, 2025;

- "Fiscal 2024" refer to the 12-month period ended March 31, 2024;

- "Fiscal 2023" refer to the 12-month period ended March 31, 2023;

- "Fiscal 2022" refer to the 12-month period ended March 31, 2022; and

- "Fiscal 2021" refer to the 12-month period ended March 31, 2021.

In addition, all Share amounts and exercise prices in this Part III have been adjusted for the one-for-10 Share Consolidation, which became effective on December 15, 2023.

Item 10. Directors, Executive Officers and Corporate Governance.

The table below sets forth certain biographical information regarding each director of the Company. In addition, a discussion of the qualifications, attributes and skills of each director that led the Company's board of directors (the "Board") and the Corporate Governance, Compensation and Nominating Committee of the Board ("CGCN Committee") to the conclusion that he or she should continue to serve as a director follows each of the director biographies. Additional information regarding the skills and expertise of each director is included below under the section entitled "Board of Directors, Committees and Governance—Board Skills Matrix." If a director is listed as "Independent" in the table below, that director meets the requirement to be an "independent director" under Rule 5605(a)(2) the Listing Rules of the Nasdaq Stock Market (the "Nasdaq Rules") and the definition of "independence" under Canadian National Instrument 52-110 – Audit Committees ("NI 52-110").

Directors

Name	Age [1]	Position
David Klein	60	Director and Chief Executive Officer
Willy Kruh	67	Director and Chair of the Audit Committee
David Lazzarato	68	Director, Chair of the Board and member of the Audit Committee, and member of the CGCN Committee
Luc Mongeau	57	Director and member of the CGCN Committee
Theresa Yanofsky	67	Director, Chair of the CGCN Committee and member of the Audit Committee

[1] Ages as of May 1, 2024.

David Klein	*David Klein* is the Chief Executive Officer ("CEO") of Canopy Growth and also serves on the Board. He joined Canopy Growth in January 2020 from CBI where he served as Executive Vice President ("EVP") and CFO, and was responsible for corporate strategy, all aspects of finance and accounting, investor relations, mergers and acquisitions, information technology and Constellation Ventures. After joining CBI in 2004 as Vice President ("VP") of Business Development, he also held roles as CFO of Constellation Europe, Senior Vice President ("SVP"), Treasurer & Controller, and CFO of the Beer Division. Prior to taking on these roles at CBI, Mr. Klein held the CFO role at Montana Mills, where he led the transformation from private to public company and the subsequent sale of Montana Mills to Krispy Kreme. Mr. Klein also held the CFO role at NetSetGo, an internet and network services startup that won several business and technical awards. Prior to these entrepreneurial positions, Mr. Klein served as the Director of Mergers & Acquisitions at Xerox Corporation and as Director of Finance & Accounting for Harris Corporation.
Rochester, New York, United States	
Non-Independent	
Director Since November 1, 2018	

Mr. Klein brings to the Board a wealth of experience in, among other things, finance, corporate strategy, mergers and acquisitions, international business and the retail and consumer products industries.

Committee Memberships

None

Attendance in Fiscal 2024	Other Public Company Directorships
Board: 24/24	None

David Lazzarato

Toronto, Ontario, Canada

Independent

Director Since
March 31, 2020

David Lazzarato serves as Chair of the Board, is a member of the Audit Committee and a member of the CGCN Committee. Mr. Lazzarato's impressive career includes senior executive positions with Alliance Atlantis Communications, Allstream, Bell Canada, and CAE. In 2016, Mr. Lazzarato retired and has since been a Corporate Director. Mr. Lazzarato has served on corporate and not-for-profit boards for two decades and served on the Board of Directors of Flutter Entertainment (Dublin) until May 2024 and was recently appointed to the Board of Thunderbird Entertainment in February 2024. Mr. Lazzarato brings to the Board a demonstrated commercial and financial acumen to assist businesses going through pivotal inflection points.

Committee Memberships

Audit Committee

CGCN Committee

Attendance in Fiscal 2024	Other Public Company Directorships
Board: 24/24	Flutter Entertainment plc (exited as of May 1, 2024)
Audit: 10/10	
CGCN: 5/6	

Willy Kruh

Toronto, Ontario, Canada

Independent

Director Since
February 7, 2024

Willy Kruh CPA, CA, MBA, worked at KPMG LLP from 1984 to 2019, most recently serving as Partner and Global (and Canadian) Chairman of Consumer and Retail at KPMG LLP from 2014 until his retirement from KPMG LLP in October to 2019. Since October 2020, Mr. Kruh has been served as CEO of PlanEXT, an Israel-based global leader in pharmaceutical cannabis research and development. Mr. Kruh , with over 35 years of experience. As a recognized and trusted advisor, consultant, and auditor in the consumer and retail sector, he has been instrumental in shaping the financial landscape of leading CPG, Retail, Food and Beverage multinational corporations, offering strategic guidance and invaluable insights to industry leaders in North America and globally. Mr. Kruh brings wide ranging financial as well as consumer and retail industry experience to the Board.

Committee Memberships

Audit Committee (Chair)

Attendance in Fiscal 2024	Other Public Company Directorships
Board: 3/3	None
Audit: 1/1	

Theresa Yanofsky	*Theresa Yanofsky* currently serves as a member of the Board where she also acts as the Chair of the CGCN Committee as well as a member of the Audit Committee. Ms. Yanofsky has extensive experience working with big-name retailers and is respected for her strategic leadership and disciplined approach to driving revenue. Ms. Yanofsky brings over 30 years of experience working with rapidly growing big-name global retailers, serving as a board member for Reitmans (Canada) Ltd., ("Reitmans"), a Canadian-based retailer listed on the TSX and has served as a member of the board of directors of Goodfood Market Corp., a leading online grocery company in Canada listed on the TSX, since July 2019. Most recently, Ms. Yanofksy was appointed as a board member for Purolator Inc., a leading integrated freight, package and logistics provider, in April, 2022. Ms. Yanofksy served as the Senior Vice-President, General Manager of Sephora Canada from 2015 until her retirement in March 2020; prior to which she worked at L Brands where she was the country manager for Bath & Body Works Canada.
Westmount, Quebec, Canada	
Independent	
Director Since March 31, 2020	Ms. Yanofsky brings over 30 years of experience working with rapidly growing big-name global retailers as well as significant senior management and public company board and corporate governance experience.

Committee Memberships	

Audit Committee

CGCN Committee (Chair)

Attendance in Fiscal 2024	Other Public Company Directorships
Board: 22/24	Goodfood Market Corp.
Audit: 10/10	Reitmans Ltd.
CGCN: 6/6	Purolator Inc.

Luc Mongeau	*Luc Mongeau* is a seasoned executive with over 25 years of experience spearheading multi-billion-dollar consumer goods companies throughout North America, including Weston Foods, Mars, and Mars Petcare. Since September 2022, Mr. Mongeau has been the CEO of eSolustions Furniture Inc. and was previously the President of Weston Foods Inc. from September 2017 to March 2022. Mr. Mongeau is an established leader with a demonstrated track record of marketing and sales agility. Mr. Mongeau has consistently delivered transformative growth and operational excellence in brand led businesses. Mr. Mongeau brings his extensive experience in business transformation and strategic leadership to the Board.
Woodbridge, Ontario, Canada	
Independent	
Director Since February 7, 2024	

Committee Memberships	

CGCN Committee

Attendance in Fiscal 2024	Other Public Company Directorships
Board: 3/3	None
CGCN: 1/1	

Board of Directors, Committees and Governance

Overview

The Board and management of the Company recognize the importance of corporate governance for the effective management of the Company and the protection of its stakeholders, particularly our shareholders (the "Shareholders").

National Policy 58-201 – *Corporate Governance Guidelines* ("NI 58-101") establishes corporate governance guidelines that apply to all public companies. NI 58-101 charters disclosure of corporate governance practices, which disclosure is set out below, in accordance with Form 58-101F1 – *Corporate Governance Disclosure*. The Company is also required to comply with the provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and the applicable rules adopted by the SEC pursuant to SOX, as well as the Nasdaq Rules and the rules of the Toronto Stock Exchange (the "TSX").

Maintaining a high standard of corporate governance is a priority for the Board and the Company's management as both believe that effective corporate governance will help create and maintain Shareholder value in the long term. A description of the Company's corporate governance practices is set out below.

Board of Directors

The Board is responsible for the stewardship of the Company, supervising the management of our business and our affairs and acting in the best interests of the Company. The Board has adopted a written "Corporate Governance Guidelines" pursuant to which the Board assumes responsibility for the stewardship of the Company. The Corporate Governance Guidelines are available on the Company's website at www.canopygrowth.com/investors/governance/committees-charters/.

The Company's Corporate Governance Guidelines state that the primary responsibilities of directors are to exercise their business judgment in good faith and to act in what they reasonably believe is in the best interests of the Company. Directors are required to fulfill their responsibilities consistent with their fiduciary duties, in compliance with all applicable rules and regulations and subject to the provisions of the Company's certificate of incorporation, as amended and its bylaws. In forming his or her judgment, each director is entitled to rely in good faith on the accuracy of the records of the Company and the information, opinions, reports or statement presented by the Company's officers, employees, Board committees, outside advisors and auditors. In discharging their obligations, directors are entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Company's external auditors, external legal counsel and to the Company's officers.

Meetings

During the fiscal year ended March 31, 2024 ("Fiscal 2024"), the Board met 24 times, the Audit Committee met 10 times and the CGCN Committee met 6 times. During Fiscal 2024, the current directors attended, in aggregate, over 98.4% of the total number of Board meetings, 94% of CGCN Committee meetings, and 100% of Audit Committee meetings held and on which he or she served during his or her period of service. The Board and committees held a combination of in person and video conference meetings. The individual attendance summary for each of the directors who served as a director during Fiscal 2024 is set forth above.

Board Member Attendance at Annual Shareholder Meetings

The Company's Corporate Governance Guidelines state that all directors are expected to make reasonable best efforts to attend all meetings of the Board, all meetings of the committees of which they are members and the annual meeting of Shareholders, and to maintain a satisfactory Board and committee meeting attendance record of no less than 75% in the aggregate, subject to recusal by the Board or relevant committee. The Company generally encourages, but does not require, directors to attend the Company's annual meetings of Shareholders. Directors are encouraged to attend Board meetings and meetings of committees of which they are members in person but may also attend such meetings by telephone or video conference. All directors were present at the Company's 2023 Annual General and Special Meeting of Shareholders, which was held via live audio webcast held on September 25, 2023.

Familial Relationships

There are no family relationships among any directors and executive officers.

Board Leadership Structure and Qualifications

Pursuant to the Corporate Governance Guidelines, the Board must be composed of a majority of "independent directors", including the Chair of the Board. The Company defines an "independent director" in accordance with the standards and requirements promulgated by all applicable regulatory bodies exercising control over the Company, including Rule 5605(a)(2) of the Nasdaq Rules. Where it is not appropriate for the Chair of the Board to be independent, an independent director will be appointed to act as lead director (the "Lead Director").

Currently, David Klein serves as our CEO and Dave Lazzarato serves as Chair of our Board. Because Mr. Lazzarato is an independent director, we currently do not have a Lead Director.

The Chair of the Board will preside over all meetings of the directors, be responsible for the agenda at all meetings of the Board and will preside over meetings of Shareholders. The Chair will convey recommendations of the independent directors to the Board and will be the liaison between the Board and the management of the Company. The Chair will preview information sent to the Board as necessary and approve meeting schedules to assure that there is sufficient time for discussion of all agenda items.

The key responsibilities of the Chair of the Board include, among other things:

- providing leadership to the Board with respect to its functions as described in the Corporate Governance Guidelines and as otherwise may be appropriate;

- ensuring Canopy Growth's policies and practices related to corporate governance and Board operations are properly reflected in internal and external communications;

- working with the CGCN Committee, submitting to the Board a proposed slate of directors for election at the annual general meeting of shareholders;

- ensuring that appropriate procedures are in place for the effective operation of the Board;

- managing the ongoing performance review and the compensation plan for the Company's CEO; and

- being available to the Company's CEO and management to provide guidance and advice.

Where it is not appropriate for the Chair of the Board to be independent, the Lead Director carries out the primary responsibilities that would otherwise be the responsibility of the independent Chair of the Board. The Board believes that requiring that there be a Lead Director in the event the Chair of the Board is not an Independent Director is appropriate at this time to provide the most effective leadership structure for Canopy Growth in the rapidly-evolving and highly-regulated cannabis industry.

Oversight of Risk Management

The Board oversees the management of risks inherent in the operation of our business, with a focus on the most significant risks that we face. The Board performs this role primarily through its Audit Committee and CGCN Committee. Each Board committee addresses the risks specific to the function of that committee. For example, the Board committees address the following risks:

- The Audit Committee performs the Board's oversight responsibilities as they relate to our accounting policies, internal controls, and financial reporting practices, and is responsible for, among other things, overseeing the process by which the Company assesses and manages risk and identifying risks inherent in the Company's business including cybersecurity risks.

- In connection with its corporate compensation responsibilities, the CGCN Committee reviews all compensation policies and practices for all employees to determine whether such policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

- In connection with its corporate governance responsibilities, the CGCN Committee is to discuss with management and evaluate management's efforts to ensure that the Company's management is taking into account risks that may affect the Company in the areas of human capital management, and the need to update disclosure controls and procedures to address evolving disclosure requirements on environmental, social and governance matters.

Position Descriptions

Chief Executive Officer

The CEO leads the management of the Company's business and affairs and the implementation of the resolutions and policies of the Board and will report to and comply with the direction of the Board. The key accountabilities and responsibilities of the CEO include, among other things: duties relating to the Company's values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with Shareholders, clients, employees, regulators and other stakeholders. In addition, the Klein Agreement (as defined below) sets forth the responsibilities of the CEO, as approved by the Board, including:

- shaping global strategic plans by developing and executing the Company's strategy with the appropriate scale and pace while retaining Company values and entrepreneurial culture;

- developing a world-class supply chain by defining and executing the supply chain strategy and aligning people, processes and system to optimize output while maintaining high levels of efficiency across product development, manufacturing/production, quality control and logistics;

- delivering consistency by producing results based on agreed upon targets and timetable in a rapidly evolving industry;

- building leading product portfolios by continuing to innovate and develop new products to fulfill consumers across various channels;

- embracing social responsibility by ensuring that the Company is adhering to all regulatory requirements and is viewed a leader in quality products and safety around the world;

- cultivating high performing cross-functional teams to create a culture through a combination of recruiting top talent, restructuring current roles/responsibilities as needed, and developing high potential team members;

- fostering an entrepreneurial and fast-paced environment that operates with discipline and trust among leaders; and

- such other duties as the Board may specify from time to time.

Committee Chairs

The Board has developed written charters with respect to each of the Audit Committee and the CGCN Committee, which includes a description of the primary responsibilities of the Chairs of such committees.

The primary responsibilities of the Chair of the Audit Committee and CGCN Committee include, among other things: chairing and setting the agenda for the meetings of the applicable committee, providing leadership to the applicable committee and acting as liaison and maintaining communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the applicable committee. The Corporate Governance Guidelines and the committee charters set out in writing the responsibilities of the Board and the committees, respectively.

Committees of Our Board of Directors

The standing committees of the Board consist of the Audit Committee and the CGCN Committee. The responsibilities of these committees are described below. In addition, the Board may establish other committees from time to time to assist the Board in connection with specific matters. The Board oversees the operations of the committees, the appointment of their respective members, their compensation and their conduct. The Board has no intention at this time to establish other standing committees. The following table summarizes the current membership of the Board and each of its committees:

Director Name	Audit Committee	CGCN Committee
David Klein		
Willy Kruh	Chair	
Luc Mongeau		Member
Theresa Yanofsky	Member	Chair
David Lazzarato	Member	Member

The Audit Committee and the CGCN Committee have adopted detailed charters outlining their responsibilities, including the specific responsibilities of the chair of each committee. Copies of these charters are available on the Company's website at www.canopygrowth.com/investors/governance/committees-charters/.

Audit Committee

General. The Board has a separately designated standing Audit Committee established in accordance with the Nasdaq Rules. The Audit Committee is currently comprised of three directors: Willy Kruh (Chair), David Lazzarato and Theresa Yanofsky, all of whom are considered to be "independent" within the meaning of such term under applicable Nasdaq Rules for Audit Committees and Section 1.4 of NI 52-110. The members of the Audit Committee are appointed by the Board, and each member of the Audit Committee serves at the pleasure of the Board until the member resigns, is removed or ceases to be a member of the Board.

The Board has determined that Willy Kruh, the Chair of the Audit Committee, qualifies as an "audit committee financial expert" for purposes of the SEC's rules and meets the requirements for independence of audit committee members under the Nasdaq Rules. The SEC has indicated that the designation of Mr. Kruh as an audit committee financial expert does not make him an "expert" for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on other members of the Audit Committee and the Board who do not carry this designation or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board.

Purpose. The Audit Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process of the financial statements and processes for identifying, evaluating and monitoring the management of the Company's principal risks impacting financial reporting. The committee also assists the Board with the oversight of financial strategies and the adequacy and effectiveness of the Company's overall risk management program. The Audit Committee Chair also meets regularly with management and with the Company's internal auditors, including its Chief Financial Officer, and its external auditors, PKF O'Connor Davies ("PKF"). The Audit Committee Charter (the "Audit Committee Charter") sets forth the role and responsibilities of the committee's chair.

Responsibilities. Pursuant to the Audit Committee Charter, the Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting.

The Audit Committee Charter is available on the Company's website at www.canopygrowth.com/investors/governance/committees-charters/.

CGCN Committee

General. The CGCN Committee is currently comprised of three directors of the Company: Theresa Yanofsky (Chair), David Lazzarato, Luc Mongeau each of whom are considered to be an "independent director" under applicable Nasdaq Rules relating to compensation committees and meet the definition of "independence" under NI 52-110.

Purpose. The CGCN Committee's purpose is to provide leadership in shaping the corporate governance policies and practices of the Company, put forward nominations for the appointment of directors by the Board, discharge the responsibilities of the Board relating to compensation of the Company's directors and executive officers as determined by the Board, assist the Board in establishing appropriate incentive compensation and equity-based plans and to administer such plans, oversee the annual process of evaluation of the performance of management; and to assist the Board in its oversight of CGCN Committee's human resource strategies.

Responsibilities - Compensation and Corporate Governance Matters. The CGCN Committee's primary responsibilities are, among other things, to assist the Board in discharging its responsibilities relating to: (1) setting the Company's compensation program, (2) administering and monitoring the incentive and equity-based compensation plans including awards under the Company's Amended and Restated Omnibus Incentive Plan (the "**Omnibus Incentive Plan**"), and (3) preparing the compensation committee report, in the annual report and proxy statement under the rules and regulations of the SEC. In addition, the CGCN Committee is responsible for overseeing and assessing the functioning of the Board, its committees and individual directors, for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles, overseeing the process of succession planning for the CEO and, as warranted, other senior officers of the Company, and handling such other matters that are specifically delegated to the committee by the Board from time to time.

Pursuant to the CGCN Committee charter (the "CGCN Committee Charter"), the CGCN Committee shall, among other things:

- annually, review and approve or recommend that the Board approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those corporate goals and objectives, and approve or recommend that the Board approve the CEO's compensation level based on this evaluation;

- annually review and, as appropriate, approve or recommend that the Board approve each element of compensation including salaries, bonuses, benefits, and perquisites, and including with respect to any equity-based plans, for the CEO and each other executive officer;

- annually review, and as appropriate, approve or recommend the results of the most recent stockholder advisory vote on the compensation of named executive officers (a "Say on Pay Vote") when considering executive compensation policies and decisions, the frequency with which the Company will conduct Say on Pay Votes, the inclusion of proposals regarding the Say on Pay Vote and the frequency of the Say on Pay Vote in any Company filing with the SEC in accordance with applicable law and regulation; and

- annually, review the results of the CEO's performance with the Chair of the Board or the Lead Director, as applicable.

The CGCN Committee Charter does not provide for delegation of these duties.

Pursuant to the CGCN Committee Charter, the CGCN Committee has the authority to retain, at Canopy Growth's expense, a compensation consultant only after taking into consideration the independence factors set out in Rule 5605(d)(3)(D) of the Nasdaq Rules (the "Compensation Committee Advisor Independence Factors"), to the extent applicable. For Fiscal 2024, after considering the Compensation Committee Advisor Independence Factors, the CGCN Committee continued to directly retain Mercer (Canada) Limited ("Mercer") as its compensation consultant.

For additional information with respect to the role of Mercer in the determination of executive compensation, please see "Compensation Discussion and Analysis," including the information under the subsection entitled "Annual Oversight of Compensation."

Responsibilities - Board Nominations. The CGCN Committee is responsible for: identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board, and to select, or to recommend that the Board select, the director nominees for the next annual meeting of shareholders. In carrying out the foregoing duties, the CGCN Committee consistently seeks to achieve a balance of knowledge, experience, diversity and capability on the Board. While the CGCN Committee has not established specific minimum qualifications for director candidates, it considers all pertinent factors that it deems appropriate. As set forth in our Corporate Governance Guidelines, among the qualifications considered in the selection of director candidates, the CGCN Committee will look at the following attributes and criteria of candidates: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication and conflicts of interest. In evaluating and identifying candidates, the CGCN Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.

The CGCN Committee will also consider director nominations identified by Shareholders. Nominations by Shareholders must be provided in a timely manner and must include sufficient biographical information so that the CGCN Committee can appropriately assess the proposed nominee's background and qualifications. For a Shareholder to have his or her candidate considered by the CGCN Committee for inclusion as a director nominee at the Company's 2024 annual meeting of shareholders, Shareholder submissions of candidates for nomination to the Board must be submitted in writing to the Corporate Secretary of the Company at Canopy Growth Corporation, 1 Hershey Drive, Smiths Falls, Ontario, K7A 0A8. Potential nominees recommended by a Shareholder in accordance with these procedures will be considered and evaluated in the same manner as other potential nominees.

The CGCN Committee Charter is available on the Company's website at www.canopygrowth.com/investors/governance/committees-charters/.

Compensation Committee Interlocks and Insider Participation

The following persons served as members of the CGCN Committee during Fiscal 2024: Robert Hanson (former director), Luc Mongeau, James Sabia (former director), Theresa Yanofsky and David Lazzarato. No person who served as a member of the CGCN Committee during Fiscal 2024 has served as an officer or employee of the Company, and no such person had any relationships with the Company of the type that is required to be disclosed under Item 404 of Regulation S-K. During Fiscal 2024, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity one of whose executive officers served on the CGCN Committee or the Board.

Diversity, Equity and Inclusion

Over the course of Fiscal 2024, the Company has continued its journey towards creating greater equity in its workplace. We have undertaken the below noted steps to help us achieve our diversity, equity and inclusion ("DEI") vision to: 1) develop a workforce of talent that reflects the communities and consumers we serve, and 2) create an inclusive environment where individuals from underrepresented groups feel welcomed, respected and valued based on their unique identities and perspectives.

To achieve these goals, we believe in investing in resources and integrating DEI strategies into our business efforts and priorities versus treating them solely as a standalone objective. As part of our initiatives, we have developed a multi-year strategy focused on the following four areas: 1) systems and accountability; 2) increased representation of underrepresented identities targeting support toward advancement of such individuals; 3) creating a culture of inclusion; and 4) increased education and awareness. As part of this work, several of our key activities are highlighted below:

- Established employee resource groups ("ERGs") focused on creating community and allyship for specific underrepresented identities.

- Instituted a Canadian company-wide holiday for the Day of Truth and Recognition as a part of Canada's overall initiatives towards Indigenous Reconciliation.

- Instituted a U.S. company-wide holiday in recognition of both Martin Luther King Day and Juneteenth.

- Launched expanded recognition day calendar for historically excluded groups with dates including, among others, Lunar New Year, Juneteenth, World Mental Health Day, Diwali and the Indigenous People's Day.

- All recruiters, human resource business partners, and members of our Talent Management team received training on how to manage bias in hiring.

- To increase diversity in our job candidate pipeline we partnered with job boards and with external recruiting firms focused on recruiting people of color and other underrepresented groups.

- Integrated tools to mitigate bias into year-end review, our talent review processes and our annual merit program.

We actively seek opportunities to enhance our DEI strategy through a variety of initiatives. Although we are still early in the journey, we are investing time, resources and leadership engagement to achieve our desired results and achieve meaningful progress.

As of the date of this Form 10-K, the Company has five directors, one of whom is a woman, representing 20% of Board membership. None of the current directors are from any of the other "designated groups" (as defined in the Employment Equity Act (Ontario), namely women, members of visible minorities, Indigenous peoples and persons with disabilities (collectively, the "Designated Groups"). As of March 31, 2024, two of the Company's named executive officers, as such term is defined by the SEC and Canadian National Instrument 51-102 - Continuous Disclosure Obligations, are women, each of whom is a visible minority. None of the executive officers are from any of the other Designated Groups. As of March 31, 2024, four of the Company's seven leadership committee members are women, two of whom are visible minorities. None of the leadership committee members are from any other Designated Groups.

Nasdaq Diversity Matrix

In compliance with Nasdaq's Board Diversity Rule, the table below provides information regarding our director's diversity information. The information presented below is based on voluntary self-identification responses we received from each director. Each of the categories listed in the table below has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix				
	(as of August 8, 2023)		*(as of May 28, 2024)*	
Total Number of Directors	7		5	
Part I: Gender Identity	**Female**	**Male**	**Female**	**Male**
Directors	2	5	1	4
Part II: Demographic Background				
African American or Black	-	-	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	2	5	1	4
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	1		1	
Did Not Disclose Demographic Background	-		-	

Exercise of Independent Judgment – Conflicts of Interest

The Company is governed by the provisions of the Canada Business Corporations Act (the "CBCA"), pursuant to which a director or officer of the Company must disclose to the Company in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Except as otherwise permitted by the CBCA, an interested director cannot vote on any resolution to approve such contract or transaction.

Board and Committee Assessment

The Board is committed to regular assessments of its own effectiveness and that of its committees. The CGCN Committee is responsible for coordinating periodic assessments of the effectiveness of the Board, the Audit Committee and the CGCN Committee. Annually, the CGCN Committee makes recommendations to the Board regarding the process to be followed and the issues to be explored.

The Board addresses items raised both through the assessment process and through informal feedback as warranted. In Fiscal 2024, the Board has continued to expand its exposure to members of management, further enhanced its focus on key topics of strategic concern to the Company, and continued to develop its knowledge of the Company's business functions through various presentations and discussions from internal business groups. However, as a result the recent appointments to the Board of Directors as of February 7, 2024 following recent resignation of all of the CBI Group's board nominees on April 18, 2024, the Board did not conduct a formal assessment of its own effectiveness and that of its committees during Fiscal 2024 and anticipates that such function will be completed later during the current fiscal year once the newly constituted Board consisting of only five members has had sufficient opportunity to work together.

Orientation and Continuing Education

The CGCN Committee ensures that newly elected directors and committee members receive effective and comprehensive orientation, and that all directors are provided continuing education opportunities, both to maintain and enhance their skills and abilities as directors and, as applicable, committee members, and to ensure their knowledge and understanding of the Company's business remains current.

Through its onboarding program, new directors are given the opportunity to meet with members of management to review the budget, forecast and strategic plan for the Company, as well as key corporate projects. When circumstances permit, a new director shall participate in a site tour and receive an overview of the past year of activities, the competitive landscape and insight into distribution channels.

In order to ensure that directors are knowledgeable in subjects related to the discharge of their duties as well as cannabis industry trends, the Company has addressed continuing education in its Corporate Governance Guidelines, which provide, among other things, that each director is expected to be involved in continuing director education on an ongoing basis to enable him or her to better perform his or her duties and to recognize and deal appropriately with issues that arise in connection therewith. The Board has adopted a

Continuing Education Policy, which provides that the CGCN Committee will present the directors, from time to time throughout each fiscal year, with a variety of continuing education opportunities. The CGCN Committee may also invite external legal counsel and other external advisors of the Company to present at Board meetings on topics and trends facing companies in the cannabis industry. In addition, directors have access to the Company's in-house and external legal counsel in the event of any questions or matters relating to their corporate and director responsibilities and to keep themselves current with changes in legislation. In Fiscal 2024, the Board was offered six education sessions, two of which were presented by external advisors and four were presented by various Company business units. These included a session on director fiduciary duties (Canada and the US), product trends innovation in the Canadian cannabis market, changes to the U.S. cannabis regulatory landscape, requirements of Modern Slavery Reporting and training on the company's Cybersecurity disclosure and clawback policy. Sessions were held in-person and virtually and the majority were attended by all members of the Board.

These continuing education opportunities are in addition to any presentations by management or other Company employees on the Company's ongoing operations either at Board meetings or organized separately.

The Board of Directors Continuing Education Policy is administered by the CGCN Committee and reviewed on an annual basis and revised as necessary.

Board Skills Matrix

The following skills matrix sets out skills and expertise that the Board considers important to fulfill its oversight role, the specific skills and expertise of each director and reflects the current strengths of the Board as a whole.

Experience / Skill	Theresa Yanofsky	Willy Kruh	David Klein	Luc Mongeau	David Lazzarato
Cannabis industry		√	√		
Pharmaceutical / biomedical industry		√			
Retail and consumer products industries	√	√	√	√	√
Real estate industry	√				√
Public company board experience	√		√		√
Public company CEO experience	√		√	√	√
CPA designation		√			√
Public Company CFO Experience		√	√		√
Corporate governance		√	√		√
Executive compensation	√			√	√
International business	√	√	√	√	√
Government relations					√
Strategic planning	√	√	√	√	√
M&A	√	√	√	√	√
Finance and capital markets		√	√		√
Legal and regulatory		√		√	√
HR and labor relations	√	√		√	√
Marketing	√	√		√	
Operations	√	√		√	
Information technology	√	√	√	√	√

Director Term Limits

In order to ensure that the interests of directors are fully aligned with those of the Company, directors shall be required to retire from the Board at the age of 75 in accordance with the Company's Mandatory Director Retirement Age Policy. One year prior to a given director attaining the age of 75, the CGCN Committee will begin the process of identifying a suitable replacement for the retiring director. In exceptional circumstances, the CGCN Committee may recommend to the Board to exempt a director from the application of the Mandatory Director Retirement Age Policy.

Anti-Hedging & Insider Trading Policy

Pursuant to the Company's Insider Trading Policy, the executive officers and directors are not permitted to enter into any transaction that has the direct or indirect effect of offsetting the economic value (hedging) of any interest in any security of the Company. This includes the purchase of financial instruments such as variable prepaid forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of securities. To the Company's knowledge, no executive officer or director of the Company has entered into any such transaction or purchased such a financial instrument.

The Board has also adopted an Insider Trading Policy to ensure, among other things: (i) that persons to whom the policy applies understand their obligations to preserve the confidentiality of undisclosed "Material Information" (as defined in the Insider Trading Policy); (ii) strict compliance by all insiders with all requirements relating to the reporting of insider trading and with respect to trading when in possession of undisclosed "Material Information"; and (iii) that individuals subject to scheduled and unscheduled blackout periods adhere to the restrictions on trading as set out in the policy. The Company seeks to discourage its employees from frequent buying and selling of securities for the purpose of realizing short term profits and to acquire securities as long term investments only. For greater detail, please refer to the Company's Insider Trading Policy, which can be found at https://www.canopygrowth.com/investors/governance/articles-bylaws-policies/.

Succession Plan

In accordance with the Corporate Governance Guidelines, the Company has adopted a succession plan in order to lessen disruption and provide direction in the event of an extended absence or departure of the CEO or another member of executive management. By outlining the strategic direction of the Company, integrating strategies and embedding accountability, the succession plan is designed to ensure a smooth transition across the Company. The succession plan includes specific strategies for addressing either a short-term, long-term, or permanent absence of the CEO or other member of the executive management team. It is the responsibility of the CGCN Committee, in consultation with the executive management team and the Chief Human Resources Officer ("CHRO"), to suggest further mechanisms to minimize the impact of an unforeseen absences or vacancies in key roles and to ultimately make a recommendation to the Board to fill the vacancy. Pursuant to the Corporate Governance Guidelines, the CGCN Committee is required to annually review and report to the Board on succession planning, which must include emergency CEO succession, CEO succession in the ordinary course and succession for other members of the senior management team.

Share Ownership Guidelines

For the purpose of strengthening the alignment of the interests of the Company's executive officers and non-employee directors with those of the other Shareholders, the Company approved written Share Ownership Guidelines in August 2020 (the "Guidelines") and are reviewed annually on an as-needed basis. In accordance with the Guidelines, executive officers as well as certain other members of senior management are expected to hold share interests valued at the multiples of annual base salary by the end of an initial five-year accumulation period, beginning on the later of (i) the date of approval of the Guidelines; or (ii) the date on which the Guidelines become applicable to a given director or officer following their appointment to such position, and to maintain such an ownership level thereafter. The following details the guidelines applicable to the executive officer positions currently held as of March 31, 2024:

Title	Guidelines
Chief Executive Officer	five times base salary
Chief Financial Officer	three times base salary
Chief Legal Officer	three times base salary

Directors are expected to hold share interests valued at two-and-a-half times their annual cash board retainer by the end of an initial five-year accumulation period and to maintain such an ownership level thereafter. For purposes of the Guidelines, share interests include, among other things, Canopy Shares and restricted stock.

In instances where an officer or director has not achieved the Share ownership level established by the Guidelines within the initial five-year accumulation period, the CGCN Committee will review the matter with such officer or director to determine an appropriate remedy in light of the principles of these Guidelines. The CGCN Committee will annually review and assess the adequacy of the Guidelines and adopt any changes it deems necessary.

Communication with the Board

The Company values input from its Shareholders and is respectful of their right to communicate any concerns they may have to leadership of the Company. Considering the above, Shareholders or other interested parties may arrange to communicate directly with members of the Board or committees of the Board, the Chair of the Board, a Chair of a committee of the Board or the Board or committees of the Board as a group by writing to them in the care of the Board of Directors, Canopy Growth Corporation, 1 Hershey Drive, Smiths Falls, ON, K7A 3K8. We will forward all such communications (other than unsolicited advertising materials) to the applicable members of the Board or committees of the Board. The Company reserves the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to Board or committee matters or that are otherwise inappropriate.

Involvement in Certain Legal Proceedings/Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below:

1. No director is, as at the date of this Form 10-K, or has been within ten years before the date of this Form 10-K, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a. was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or

b. was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer

For the purposes hereof, the term "order" means: (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

2. No director:

a. is, as at the date of this Form 10-K, or has been within the 10 years before the date of this Form 10-K, a director or executive officer of any company (including the Company) that, while such person was acting in such capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

b. has, within 10 years before the date of this Form 10-K, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

3. No director has been subject to:

a. any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b. any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a director.

On May 10, 2023, the Company announced that as a result of preliminary findings from its internal review, the Company's (i) audited consolidated financial statements for the fiscal year ended March 31, 2022, included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2022 (the "2022 10-K"), and (ii) unaudited consolidated financial statements for the quarterly periods ended June 30, 2022, September 30, 2022 and December 31, 2022, included in the Company's Quarterly Reports on Form 10-Q for such quarterly periods (collectively, the "Form 10-Qs" and together with the 2022 10-K, the "Prior Financial Statements"), should no longer be relied upon because of certain material misstatements contained in the Prior Financial Statements (the "Default"). On June 2, 2023, the Ontario Securities Commission issued a management cease trade order against David Klein, the CEO and Judy Hong, the CFO, as a result of the Default. The management cease trade order was lifted on June 27, 2023 following the filing of the Company's annual reports on Form 10-K for the fiscal years ended March 31, 2023 and 2022, which contained the Company's audited financial statements for the fiscal years ended March 31, 2023 and 2022, as well as restatements of the Prior Financial Statements.

Since August 2019, Ms. Yanofsky has served as a member of the board of directors of Reitmans. On May 19, 2020, Reitmans filed a petition with the Québec Superior Court for the issuance of, and was granted on the same day, an initial order (the "Initial Order") seeking the protection and the remedies offered by the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C 36 (the "CCAA"). Since its initial filing, Reitmans obtained extensions of the Initial Order until May 28, 2021. On May 25, 2021, the Québec Superior Court issued an extension of the stay of proceedings pursuant to the CCAA until September 28, 2021. Reitmans has elected to reduce the amount of the interim debtor-in-possession financing entered into in connection with the CCAA proceedings from $60.0 million to C$30.0 million. On January 4, 2022, Reitmans obtained a sanction order from the Québec Superior Court for the Company's plan of arrangement under the CCAA (the "Plan of Arrangement"). Under the Plan of Arrangement, Reitmans distributed an aggregate amount of C$95 million (the "Reitmans Settlement Amount") to its creditors in full and final settlement of all claims affected by the Plan of Arrangement, including an initial payment of up to C$20,000 per claim plus, if applicable, a pro rata distribution of the remaining balance of the Reitmans Settlement Amount.

Except as set forth above, we are not aware of any of our directors or executive officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

EXECUTIVE OFFICERS

The following sets forth certain information regarding our executive officers:

Name	Age [(1)]	Position
David Klein	60	Director and Chief Executive Officer

| Judy Hong | 52 | Chief Financial Officer |
| Christelle Gedeon | 42 | Chief Legal Officer |

(1) Ages as of May 1, 2024

David Klein. For information regarding Mr. Klein, see "Board of Directors" above.

Judy Hong serves as Canopy Growth's CFO. Having joined the Company in December 2019 to lead Canopy Growth's Investor Relations. Ms. Hong was appointed as interim CFO on November 19, 2021 and promoted to CFO on April 1, 2022. Ms. Hong's deep knowledge of the CPG sector has been integral in shaping Canopy Growth's overall commercial strategy and guiding the Company's engagement with the financial community.

Ms. Hong's financial and capital markets experience was built during her over 20 years' experience at Goldman Sachs & Co. Ms. Hong's roles at Goldman Sachs & Co included serving as a Managing Director, in the Global Investment Research Division, from 2013 until her departure in December 2019. During this time, Ms. Hong covered the Beverage and Tobacco sectors in the Consumer Products and Retail team within Global Investment Research and has been ranked in The Wall Street Journal's "Best on the Street". Ms. Hong earned an MBA from New York University's Stern School of Business and a BS in Communications from Cornell University. From September 2014-January 2020, Ms. Hong served as a Treasurer on the Board of Bottomless Closet, a non-profit organization based in NYC.

Christelle Gedeon serves as Canopy Growth's Chief Legal Officer ("CLO") and Corporate Secretary. Dr. Gedeon joined the Company in August 2022, and oversees the Company's legal group in addition to all government affairs, regulatory and quality matters as well as Corporate Development, Business Intelligence and Canopy Growth's strategy with respect to Canopy USA strategy. Her role has included ongoing advocacy with the Canadian government to enhance critical elements of the regulatory framework for cannabis to ensure the sector's long-term growth and sustainability.

Dr. Gedeon has been instrumental to the Company's profitability strategy including leading the development and announcement of Canopy USA, the Company's novel approach to realizing the opportunity presented by the U.S. THC market in advance of federal permissibility.

Prior to joining Canopy, Christelle served in a number of senior leadership roles including Chief Legal Officer and Corporate Secretary at Aphria, Inc. from July 2018 to August 2021 and Chief Legal Officer of The Metals Company, a deep-sea mining company, from August 2021 to August 2022. Prior to joining Aphria, Ms. Gedeon was a Partner at Fasken, a leading Canadian law firm. Through these roles, she developed extensive experience in the cannabis industry and in the management of complex regulatory structures, intellectual property management, corporate governance, government relations, and strategic acquisitions, all capabilities that are critical to advancing Canopy Growth's strategy for North American leadership.

An accomplished commercial lawyer and strategist with more than a decade of experience, Christelle played an instrumental role in the completion of more than 50 mergers, acquisitions, and strategic investments during her tenure. Additionally, she has been named one of Canada's Law Department Leaders of the Year, included as part of the Legal 500 GC 2020 Powerlist, and named to the 2019 Canadian General Counsel Awards Tomorrow's Leader. Dr. Gedeon holds an LL.B/B.C.L. from McGill University, is a member in good standing of the Ontario and Quebec bars, and also a registered trademark agent in addition to holding a Ph.D. in Clinical Pharmacology and Toxicology from the University of Toronto.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our Shares to file initial reports of ownership and changes in ownership of our Shares and other equity securities with the SEC. These individuals are required by the regulations of the SEC to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of the forms furnished to us, and written representations from reporting persons, we believe that all filing requirements applicable to our officers, directors and 10% beneficial owners were complied with during Fiscal 2024, except with respect to the following reports that were inadvertently filed late: (i) one report for Christelle Gedeon relating to one transaction; (ii) one report for Judy Hong relating to two transactions; (iii) one report for Judy Schmeling (former director) relating to one transaction; (iv) one report for Theresa Yanofsky relating to one transaction; (v) one report for David Klein relating to two transactions; (vi) one report for Thomas Stewart relating to two transactions; (vii) one report for David Lazzarato relating to one transaction.

In addition, for Fiscal 2023, the following reports were inadvertently filed late and have not been previously disclosed as late filings: (i) one report for Julious Grant (former employee) relating to one transaction; and (ii) one report for David Klein relating to one transaction.

Ethical Business Conduct

The Board is responsible for promoting an ethical business culture and fostering an environment that places an emphasis on compliance. The Board monitors compliance, including through receipt by the Audit Committee, of reports of unethical behavior.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") for directors, officers (including our CEO, CFO and principal accounting officer), employees and applicable third parties conducting work for or on behalf of the Company. The Code may be accessed on the Company's website at www.canopygrowth.com/code-of-business-conduct-and-ethics/. We intend to post on our website all disclosures that are required by law or Nasdaq Rules concerning any amendments to, or waivers from, any provision of the Code.

Directors, officers, employees and consultants are responsible for reporting situations of non-compliance with respect to breaches of law, regulation or company policy, including the Code, or other concerns related to ethics and business conduct of which they become aware to the Chair of the Board, CEO, Corporate Secretary or outside legal counsel or in accordance with the Company's Whistleblower Policy. If any person chooses to remain anonymous, every effort is made by the Company to respect such a request.

The Company has a strict no retaliation policy for anyone who reports a violation in good faith, regardless of the accuracy of such a report. Furthermore, any allegation of reprisal is fully investigated by the Company.

The Board has also adopted a Whistleblower Protection Policy which establishes procedures for: (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, auditing and other financial matters (collectively, "Accounting Irregularities"), any illegal acts or violations of the Code or any other policy of the Company, or applicable laws and regulations (collectively, "Wrongdoings"); and (ii) the submission by employees, officers and directors of the Company, on a confidential and anonymous basis, of concerns regarding any Accounting Irregularities and Wrongdoings.

The Board has also adopted a Disclosure Policy to ensure, among other things: (i) that the Company complies with timely disclosure obligations under securities laws and the regulations of the stock exchanges on which the Company's securities are listed; (ii) that the Company prevents material misrepresentations made to the public; (iii) that the Company prevents the selective disclosure of "material information" (as defined in the Disclosure Policy); (iv) that prompt corrected disclosure is made by the Company, if material information is undisclosed or if material misrepresentations are known to have been made publicly; and (v) that all communications to the public are informative, timely, factual, balanced, accurate and broadly disseminated.

The Board has also adopted an Insider Trading Policy as discussed above under "—Anti-Hedging & Insider Trading Policy."

The Board has also continued to maintain and has updated existing policies after completing a thorough review of its corporate governance practices. The following table outlines recent updates to our policies:

Policy	Description
Clawback Policy	An updated version of the policy was adopted by the Board that provides for the recoupment of certain executive compensation, including but not limited to short- and long-term incentives, in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws. This policy is applicable to executives, officers and to senior management as well as other persons who perform policy-making functions of the Company.
Code of Business Conduct and Ethics	An updated version of the Code of Business Conduct and Ethics was adopted by the Board to, among other things, include language regarding the monitoring and reporting of forced and child labor, including in compliance with Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act S.C. 2023, c. 9.

Item 11. Executive Compensation.

COMPENSATION DISCUSSION AND ANALYSIS

Throughout this Compensation Discussion and Analysis ("CD&A"), we describe our executive compensation philosophy, program and decisions made in Fiscal 2024 for our named executive officers, as such term is defined by the SEC and Canadian National Instrument 51-102 - Continuous Disclosure Obligations ("NEOs"). For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosures included in this Form 10-K.

For Fiscal 2024, the Company's NEOs included the CEO, CFO, and CLO, as follows:

Name	Title
David Klein	Chief Executive Officer
Judy Hong	Chief Financial Officer
Christelle Gedeon	Chief Legal Officer

Fiscal 2024 Performance Highlights

Fiscal 2024 was transformative year in which Canopy Growth completed several strategic initiatives necessary to emerge as a cannabis-focused, brand-led, and asset-light corporation positioned for strength and profitability across the Canadian and global cannabis markets.

Highlights for Fiscal 2024 include:

Organizational transformation and balance sheet actions

- Completing the transition to an asset-light model in Canada by (i) exiting cannabis flower cultivation in the Company's Smiths Falls, Ontario facility, ceasing the sourcing of cannabis flower from the Mirabel, Quebec facility; (ii) consolidating cultivation at Canopy Growth's facilities in Kincardine, Ontario and Kelowna, British Columbia; and (iii) moving to an adaptive third-party sourcing model for all cannabis beverages, edibles, vapes, and extracts which has enabled the Company to select and bring to market exciting and exclusive formats without the required investment in research and development and production footprint.

- Executing a business transformation that reduced cost of goods sold in Fiscal 2024 by 45% year-over-year and reduced SG&A expenses by 33% compared to Fiscal 2023.

- Benefitting from cost reduction actions taken to date, increased Consolidated Gross Margins and Canada Cannabis Gross Margins by 4,600 basis points and 6,200 basis points year-over-year, respectively, in Fiscal 2024.

- Completing the sale of seven properties for the aggregate gross proceeds of approximately CAD $155 million, including the Company's 1 Hersey Drive facility in Smiths Falls, Ontario.

- Reducing total debt by $710M in Fiscal 2024 with total debt reduction of approximately $1.1BN since the beginning of Fiscal 2023. Benefitting from debt related transactions completed subsequent to the end of Fiscal 2024, the Company has no material debt maturing until March 2026.

- Exiting the BioSteel sports hydration business and divesting the Company's This Works skincare and wellness brand to further focus the Company on exclusively cannabis and cannabis adjacent businesses.

Canadian Commercial Advancement

- Strengthening the Company's Canada adult use cannabis business to business performance yielding 3% year over year net revenue growth in Fiscal 2024 driven by substantial improvements in flower quality and consistency. This is showcased by the commercial resurgence of the Company's Tweed brand and its's enormously popular flower strains of Kush Mints and Tiger Cake which helped drive the Company to remain a top 5 supplier of cannabis flower in British Columbia in Q4 Fiscal 2024 (Unless otherwise indicated, market share data disclosed in this Form 10-K is calculated using the Company's internal proprietary market share tool that utilizes point of sales data supplied by third-party data providers and government agencies).

- In Q4 Fiscal 2024 alone, the Company added over 2,300 points of distribution ("POD") in the Canada adult-use market including 915 POD for Tweed flower, over 700 POD for various PRJ and over 650 POD for Deep Space beverages.

- Signing a partnership with Indiva Limited that assigned Canopy Growth exclusive rights and interests to manufacture, distribute and sell Wana branded products in Canada while also entering a contract manufacturing agreement under which Indiva holds the right to manufacture and supply Wana products in Canada, thereby solidifying the shift for the Company toward an asset-light model within the gummies category.

- Reintroducing the Wana brand cannabis edibles in Canada in Q3 Fiscal 2024 and initiating activities to strengthen distribution nationally.

- Driving continued outperformance of the Company's Canada medical cannabis business with revenues increasing 10% in Fiscal 2024 vs prior year in a declining market environment through high-quality engagement and customer care of insured patients, as well as expanding the assortment of products offered to our customers including the launch of Wana brand edibles at spectrumtherapeutics.com.

International Markets Medical Cannabis Growth

- Successfully attaining EU-GMP certification of the Company's Kincardine, Ontario cultivation facility bolstering its ability to supply medical cannabis in international markets.

- Responding to strong demand for medical cannabis in international markets, the Company began shipping proven Canadian flower strains Kush Mints, Tiger Cake and OG Deluxe. Shipments of the new strains and increased engagement with medical practitioners contributed to growth in Australia, Germany, Poland, and the Czech Republic in the second half of Fiscal 2024.

- Benefiting from increasing supply of high-quality cannabis from Canada, the Company secured a top 4 market share in the German medical cannabis market in Fiscal 2024.

- International markets cannabis Fiscal 2024 net revenue increased 6% year-over-year primarily attributable to growth in Australia.

Continued leadership in vaporization via Storz & Bickel

- Reinforcing the status of Storz & Bickel as the world-leading manufacturer of high-end and medically certified vaporizers with the launch of Venty, boasting highly adjustable airflow, precise temperature control and the fastest heat-up-time of any Storz & Bickel device.

- Demand for the new Venty vaporizer, a device priced at the top of the range for comparable portable devices, has exceeded expectations, and a second production shift was added in Q3 of Fiscal 2024 to help meet demand. In the critical holiday sales window of December 2023, the Venty vaporizer was Storz & Bickel's best-selling device, selling approximately double the number of the next highest selling device.

- Black Friday sales were the most successful in Storz & Bickel's over 20-year history with device sales increasing 55% over the number of devices sold during the prior year's Black Friday event.

- Storz & Bickel net revenue in Q4 Fiscal 2024 and Fiscal 2024 increased 43% and 9% year-over-year, respectively, primarily driven by strong sales of the new Venty portable vaporizer.

Advancing Canopy USA to offer shareholders unique access to U.S. market growth

- Advancing the Canopy USA LLC strategy by scheduling a special shareholder meeting in early Fiscal 2025 at which Canopy Growth's shareholders overwhelmingly approved a special resolution authorizing an amendment to its articles of incorporation, which created a new class of non-voting, non-participating exchangeable shares in the capital of the Canopy Growth, which, in turn, facilitated Canopy USA's ability to acquire Acreage, Wana and Jetty.

- Subsequent to quarter end, the Company announced on May 7, 2024 that Canopy USA had initiated the acquisitions of Wana and Jetty. These acquisitions are expected to close in Q2 Fiscal 2025.

Objectives and General Principles of the Compensation Program

The Company's compensation philosophy is based on attracting, retaining and motivating employees with incentives aligned with corporate strategic objectives and the interests of Shareholders, while effectively managing risk and broader stakeholder considerations. The Company believes that an effective compensation program, founded on the following principles, is key to building long-term shareholder value:

Attracting, Retaining and Motivating Talent in Key Markets	Alignment with Corporate Strategic Objectives	Alignment with Shareholders' Interests	Effective Risk Management
Total compensation, inclusive of base, short-term, and long-term incentives, are benchmarked against talent in markets in which the Company competes for talent, both inside and	Awards are linked to the Company's short-term and long-term strategic objectives, and	A significant component of total compensation consists of equity-based compensation that is "at risk", where executives are rewarded for contributing to a higher return on Shareholders'	The compensation structure encourages the Company's management to take responsible risks and to manage those risks appropriately

outside the Company's industry. The approach seeks to ensure that the Company's talent acquisition efforts remain in line with market standard and practice while the sector seeks to balance unique interplay of the sector being a high-growth sector but maturing in certain markets where the sector is experiencing significant market changes.	pay programs are aligned with our pay-for-performance philosophy.	investment and are equally negatively impacted by delivering lower Shareholder returns. Together our minimum Share Ownership Policy, the use of equity-based compensation ensures that employees are material owners of the Company's equity are aligned with the interests of Shareholders.	through the use of a balanced scorecard which rewards employees to balance financial performance and individual achievement. More details regarding risk management can be found within *"Executive Compensation Risk Management"*.

Target Pay Positioning

For NEOs, total target direct compensation is set by reference to the 50th percentile to 75th percentile of relevant publicly-traded peers, weighted more heavily towards long-term equity-based compensation. Positioning relative to these percentiles will depend upon the role, responsibilities, experience, and contributions of each NEO, as well as the comparability to the peer incumbents, and may fall outside these percentiles based on informed judgment. Recognizing that the Company is a North American organization with senior executives located in both Canada and the United States, the dual peer group approach (the Canadian Consumer-Focused Group and the U.S. CPG and Pharmaceutical Group) is used for benchmarking and target setting purposes to reflect competitive pay levels in both jurisdictions, as appropriate.

Annual Oversight of Compensation

Role of the CGCN Committee and Board

The CGCN Committee supports the Board's responsibilities relating to executive compensation, including the annual review and approval of NEO compensation, and recommending CEO compensation to the Board for approval. For CEO compensation, the CGCN Committee works with its independent compensation advisor, Mercer, and is supported by the Company's CHRO, to develop compensation and related recommendations to the Board. For the compensation of all other NEOs and senior officers, the CGCN Committee reviews recommendations from the CEO and CHRO, and then makes recommendations to the Board. The CGCN Committee also reviews various aspects of the compensation program as appropriate and makes recommendations to the Board on any changes to incentive design. The Board reviews the CGCN Committee's recommendations and provides final approval on compensation related proposals. The process and timeline of the CGCN Committee's annual activities are noted below.


Mar
Jun
Oct
Apr / May
At the Outset of the Fiscal Year
The CGCN Committee establishes target levels and mix of compensation and recommends changes to the Board
The CGCN Committee establishes performance goals and calibration for short-term and long-term incentive programs and recommends changes
During the Fiscal Year
The CGCN Committee monitors performance against goals and assesses compensation policies and programs
Compensation decisions may be made throughout the year in the case of new hires, promotions or changes in responsibilities
End of the Fiscal Year
The CGCN Committee assesses performance against short-term incentive goals and recommends payouts to the Board
The CGCN Committee undertakes an evaluation of CEO performance, and review's the CEO's evaluations of the other executive officers

2024 Policies & Practices Related to the Grant of Certain Equity Awards

At the regularly scheduled annual meeting of the Company's Board of Directors and Compensation Committee held in June 2023, the Board's and Compensation Committee reviewed the performance of the Company's executive officers. Based on those reviews, and in alignment with their respective employment agreements, the board approved equity awards for each individual executive officer. In accordance with our Omnibus Plan, these annual equity awards are issued upon the exit of our Q4 financial blackout period, which occurs two trading days after the annual earnings call. The valuation of these awards are calculated based upon the fair market value definition as prescribed in our Omnibus Plan.

In 2023, following our previous Omnibus Plan blackout period definition and award issuance, Canopy was able to price and issue stock options ("Options") in June 2023. However, due to immediately entering another quarterly financial blackout, Canopy waited until August 2023 to issue the Fiscal 2024 RSU award grant, ensuring the number of common shares to be issued would not be determined using the common share price during a financial blackout.

The following table presents information regarding Options issued to our NEOs in Fiscal 2024 during any period beginning four business days before the filing of a periodic report on Form 10-K or Form 10-Q, or the filing or furnishing of a current report on Form 8-K that discloses material nonpublic information (other than a Form 8-K disclosing a new material option award) and ending one business day after the filing or furnishing of such report with the SEC.

Name	Grant Date	Number of securities underlying the award	Exercise price of the award[1] ($/Sh)	Grant date fair value of the award	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading a day beginning immediately following the disclosure of material nonpublic information
David Klein | CEO	28-Jun-23	1,244,729	$4.70	$2.92	-10.29%
Judy Hong | CFO	28-Jun-23	264,903	$4.70	$2.92	-10.29%
Christelle Gedeon | CLO	28-Jun-23	164,274	$4.70	$2.92	-10.29%

(1) The exercise price of award is calculated by multiplying the actual exercise price of C$6.20 by the Bloomberg FX spot rate as of June 28th, 2023

Role of the Compensation Consultant

The CGCN Committee continued their engagement of Mercer, to provide independent advice on executive compensation, including the alignment of Canopy Growth's compensation policies and practices with its executive compensation philosophy and related governance matters. The nature and scope of services provided by Mercer to the CGCN Committee during Fiscal 2024 included the review, support, and advice on:

- The Company's compensation philosophy

- The review of Canopy Growth's peer group

- Compensation levels for Canopy Growth's NEOs and other executive roles

- Short-Term Incentive Plan metrics, weightings, and target setting

- Long-Term Incentive Plan mix of vehicles and related performance metrics

- Compensation disclosure and other governance matters

- Management-prepared materials and recommendations in advance of CGCN Committee meetings

- Attendance at CGCN Committee meetings as requested

The CGCN Committee considers, among other information, the advice provided by Mercer in making its executive compensation decisions and recommendations to the Board; however, it may or may not follow Mercer advice in making such decisions.

Any other services, not related to executive or director compensation, and recommendations provided by Mercer or its affiliates to the Company require approval from the Chair of the CGCN Committee. The CGCN Committee has considered the independence of Mercer and has not identified any conflicts of interests regarding their services or employees.

Role of CEO and CHRO

The CEO and CHRO support the CGCN Committee in its compensation work. The CEO and CHRO make recommendations to the CGCN Committee on NEO and top executive officer compensation, and the CHRO supports the CGCN Committee in developing recommendations to the Board on CEO compensation. The CHRO also makes recommendations and provides information to, and answers questions from, the CGCN Committee as it fulfills its responsibilities regarding executive compensation.

Components of Compensation & Key Decisions for Fiscal Year 2024

Summary of Compensation Elements

The Company's compensation program applies to all employees. However, the component mix varies by role within the Company, and may consist of components of the following:

	Pay Element		Description & Objective
Fixed	Annual	Base Salary	• Fixed component of executive pay, used to determine other elements of compensation and benefits • Provides predictable compensation for day-to-day services
Performance-Based	Annual	Short-Term Incentives	• Annual cash bonus awarded based on the achievement of defined financial and non-financial annual objectives • Varies depending on the level of actual performance to incentivize the achievement of short-term objectives
	Long-Term	Stock Options	• Provided annually and intended to align recipient with shareholder value creation, as well as to drive retention of key employees • No value to recipient unless shareholder value created from time of grant
		Share-based Awards including PSUs and RSUs	• Provided annually to align recipient with shareholder value creation, incentivize achievement of defined long-term objectives, and to drive retention of key employees • Previously granted performance share units ("PSUs") cliff vest on the third anniversary of grant based on continued service and achievement relative to defined objectives • PSUs granted in Fiscal 2022 and Fiscal 2023 PSUs include objectives tied to "Relative Total Shareholder Return" (TSR) and AEBITDA (More Details: *Long Term Incentive*") • Restricted share units ("RSUs") vest equally over three years from the date of grant based on continued service
Other	Annual	Benefits	• Provided annually as a fixed component of executive benefits • Benefit coverage offered includes group health care, dental, vision, health spending account, Flexible Spending Account (FSA), life insurance, accidental death and dismemberment insurance, and short- and long-term disability coverage. Coverage varies by the country in which the employee resides. • Eligible to participate in our current 401(k) or Canadian Group Retirement Savings Plan • Annual product allowance • Certain NEOs are entitled to a perquisite for travel pursuant to their employment agreements • Certain NEOs may be entitled to a lump sum in a deferred retirement plan pursuant to their employment agreements

*Adjusted EBITDA is calculated as the reported net loss, adjusted to exclude income tax recovery (expense); other income (expense), net; loss on equity method investments; share-based compensation expense; depreciation and amortization expense; asset impairment and restructuring costs; and charges related to the flow-through of inventory step-up on business combinations, and further adjusted to remove acquisition-related costs.

A significant portion of our NEOs' compensation is variable and linked to performance against short-term financial and individual objectives, as well as Share price performance and long-term financial objectives. The following charts illustrate our CEO's Fiscal 2024 target total direct compensation ("TDC") mix.



Base Salary

Base salary forms the basis for attracting talent and remaining competitive with the market. Base salary is set by the Company based on market rates for similar positions and each executive's expected contribution and past performance. For all NEOs other than the CEO, the CEO and the CHRO develop salary recommendations based on: (i) approved benchmarking provided by the Company's independent compensation consultant (Mercer); and (ii) market survey data. CEO base salary recommendations to the Board are prepared by the CGCN Committee and are based on approved benchmarking data. All base salaries for senior executives are reviewed and approved by the Board.

The following table illustrates base salary details for our NEOs throughout Fiscal 2024:

Individual	Fiscal 2023 Annual Base Salary	Fiscal 2024 Annual Base Salary	% Change
David Klein	$975,000	$975,000	0%
Judy Hong	$395,000	$415,000[1]	5.1%
Christelle Gedeon	$366,854	$395,151[2]	7.7%

(1) Effective June 1, 2023, the Company provided Ms. Hong with an annual merit increase of 5.10%.
(2) Effective June 1, 2023, the Company provided Dr. Gedeon with an annual merit increase to C$509,250 (US$376,132) and an off-cycle base pay adjustment to C$535,000 (US$395,151), effective August 21, 2023, upon assuming Corporate Development, Business Intelligence, and Canopy USA Strategy roles.

For Fiscal 2025, other than changes described below in Mr. Klein's compensation, Management recommended and the CGCN Committee agreed that the base salaries for Management should be held flat entering Fiscal 2025.

Short-Term Incentives

All NEOs who were employed by the Company at the end of Fiscal 2024, participated in the Company's short-term incentive plan (the "STIP") which provides an annual cash incentive based on performance relative to defined financial and individual objectives. The STIP is a leveraged bonus design, where executives may earn between 0% and 200% of the target bonus opportunity ("target"), which is defined as a percentage of base salary for each executive.

Plan Design

For our NEOs, the STIP is linked to a combination of corporate financial and individual objectives and is structured as follows:

Base Salary ($)	X	STIP Target (% of salary)	X	Performance Score (0 - 200%)	=	STIP Payout ($)

Fiscal 2024 Target Award Levels

Under the STIP pursuant to their respective employment agreements, each NEO has a target award expressed as a percentage of base salary. They may receive no payout for performance at or below threshold level, and a maximum payout of 200% of target for performance at or above maximum objectives. The threshold, target, and maximum awards for our NEOs are as follows:

Individual	Below Threshold (% of salary)	Target (% of salary)	Maximum (% of salary)
David Klein | CEO	0%	125%	250%
Judy Hong | CFO	0%	75%	150%
Christelle Gedeon | CLO	0%	75%	150%

Fiscal 2024 STIP Performance Criteria & Results

Per the Company's STIP initially adopted by the Board for Fiscal 2021, the performance of the Company's executive leadership team, including the NEOs, was assessed based on predetermined criteria that were established and approved by the Board at the beginning of the fiscal year. For Fiscal 2024, all NEOs were assessed against corporate financial and individual objectives approved by the Board. These objectives were weighted as outlined in the below table.

In Fiscal Year 2024, our Compensation Committee and Board of Directors have approved a performance-based bonus for our NEOs, totaling 157.63% of the target. This decision is grounded in notable achievements: exceeding targets with 139.62% against the Adjusted EBITDA target and 139.22% against the Revenue target, despite the current challenges within the industry. The individual metrics were the result of superior achievement pertaining to qualitative objectives agreed to by the Board during Q1 of Fiscal 2024. These results underscore our leadership team's adaptability, strategic maneuvering, and ongoing efforts to enhance operational efficiency and revenue growth within a challenging environment. By recognizing their contributions in navigating market uncertainties, advancing strategic endeavors, and ensuring organizational stability, this bonus reaffirms our commitment to talent retention.

Fiscal 2024	Canopy Growth Adjusted EBITDA(1)	Canopy Growth Revenue	Individual	Total
Objective Weighting	45%	25%	30%	100%
Achievement Against Applicable Metric Based on Adjusted Financial Performance Metrics	139.62%	139.22%	200%	-
Weight X Achievement	62.83%	34.8%	60%	**157.63%**

(1) Adjusted EBITDA is calculated as the reported net loss, adjusted to exclude income tax recovery (expense); other income (expense), net; loss on equity method investments; share-based compensation expense; depreciation and amortization expense; asset impairment and restructuring costs; and charges related to the flow-through of inventory step-up on business combinations, and further adjusted to remove acquisition-related costs.

Fiscal 2024 STIP Payouts

For Fiscal 2024, the Board approved the following cash bonuses to the NEOs based on actual performance relative to the defined STIP objectives:

Individual	Target (% of salary)	Payout Factor (% of target)	Bonus Payout (USD) (1)
David Klein | CEO	125%	157.63%	$1,921,169
Judy Hong | CFO	75%	157.63%	$486,685
Christelle Gedeon | CLO	75%	157.63%	$454,884

(1) Fiscal 2024, STIP payments are expected to be paid by July 12, 2024.

Long Term Incentives

Summary of Principal Terms of Long-Term Incentive Plan ("LTIP") Instruments

The table below summarizes the principal terms of our Options, PSUs and RSUs.

	Share-Based Awards		Options
	PSUs	RSUs	
Purpose	• PSUs represent compensation to incentivize executives to achieve long-term objectives of the Company, as well as to align	• RSUs represent compensation to incentivize executives to achieve long-term objectives of the Company, to retain executives, as well as to align executives'	• Options represent compensation that is intended to align executives' interests with those of Shareholders by providing

	Share-Based Awards		Options
	PSUs	**RSUs**	
	executives' interests with those of Shareholders • PSUs are considered "at risk" as the ultimate value vested depends on Share price and the level of execution and completion of predetermined performance targets • PSUs were last awarded to Named Executives Officers at the start of Fiscal 2023. No new PSUs were awarded in Fiscal 2024, and will not be part of the 2025 LTI package	interests with those of Shareholders	executives with the opportunity to become Shareholders • These are considered entirely "at risk" because the value of Options rises (and may fall) in conjunction with the market price of Shares where the change in Share prices is deemed an indirect measure of overall performance by the Company and the execution on key performance metrics by the Company's employees and executives
Form of Award	• PSUs represent notional Shares, the value of which track the value of the Shares on the TSX	• RSUs represent notional Shares that track the value of the Shares on the TSX • In Fiscal 2025 and moving forward, RSUs represent notional Shares that track the value of the Shares on the NASDAQ	• A holder of vested Options may acquire Shares at the exercise price established on the date of grant of such Options which is equal to the closing price of the Shares on the TSX on the date of grant • In Fiscal 2025 and moving forward, newly granted Options pricing will be established and tracked based on the value of the Shares on the NASDAQ
Vesting	• PSUs vest on the 3rd anniversary of the date of grant based on continual employment and the achievement of predetermined performance targets, effective upon the Board's approval of the financial statements for the financial year immediately preceding the vesting date	• RSUs generally vest on the 1st, 2nd, and 3rd anniversaries of the date of the grant, with one third of the number of granted RSUs vesting on each date	• Options vest on the 1st, 2nd, and 3rd anniversaries of the date of the grant, with one third of the number of granted Options vesting on each date
Settlement	• PSUs will, at the Board's discretion, be settled in either cash, in Shares purchased from the open market, or in Shares issued from treasury	• RSUs will, at the Board's discretion, be settled in either cash, in Shares purchased from the open market, or in Shares issued from treasury	• The value of a vested Option is the difference between its exercise price and the closing price of the Shares on the TSX on the date prior to the date of exercise • In Fiscal 2025 and moving forward, newly granted Options pricing will be established and tracked based on the value of the Shares on the NASDAQ • All Options are settled in Shares issued from treasury

Fiscal 2022 & 2023 PSU Design

The vesting of PSUs which were awarded in Fiscal 2022 and Fiscal 2023 are based on: (i) Relative Total Shareholder return ("Relative TSR") (50% weight) against a custom group of cannabis industry peers approved by the Board; and (ii) Adjusted EBITDA performance (50% weight) against predetermined targets established at the beginning of the fiscal year, as recommended by the CGCN Committee and approved by the Board.

PSUs provide compensation that is conditional on the achievement of pre-determined, multi-year performance criteria. The number of PSUs that vest is moderated higher or lower based on performance related to (i) Canopy Growth's Relative TSR versus a custom cannabis industry peer group and (ii) absolute Adjusted EBITDA objectives.

Unvested PSUs are subject to forfeiture upon the occurrence of certain events related to termination of employment, as specified in the form of agreement pursuant to which the PSUs were granted (the "PSU Grant Agreement"). A participant may vest in their right to receive the applicable number of PSUs if the participant remains in continuous employment with the Company or any of its subsidiaries until June 14, 2025. In the event a U.S. resident recipient of PSUs retires (as the term "Retirement" is defined in the PSU Grant Agreement) at any time after December 14, 2022, and prior to June 14, 2025, vested awards are payable on a pro rata basis (as set forth in the PSU Grant Agreement applicable to U.S. residents). For U.S. residents, PSUs will vest 30 days after the recipient's service with Canopy Growth terminates due to the recipient's death or Disability (as that term is defined in the PSU Grant Agreements applicable to U.S. residents), subject to the terms of the PSU Grant Agreements applicable to U.S. residents.

For each of the Relative TSR and Adjusted EBITDA metric, performance is measured using an "umbrella" approach, whereby both annual performance (20% weighting per year) and three-year cumulative performance (40% weighting) are measured independently to determine overall PSU vesting at the end of the three-year performance period.



The following table sets forth the cannabis industry peers against which Canopy Growth's TSR is measured for the purposes of the Fiscal 2022 and Fiscal 2023 PSU Awards. Also outlined below is the assessment framework used to measure Relative TSR performance.

Relative TSR Peers[1]
Curaleaf Holdings
Green Thumb Industries
Tilray
Cronos Group
Sundial Growers
Aurora Cannabis
OrganiGram Holdings
Charlotte's Web Holdings

Percentile vs. Relative TSR Peers	Performance Multiplier [1]
Greater than or equal to the 75th percentile	*1.5x*
50th percentile	*1x*
Less than or equal to the 25th percentile	*0.5x*

(1)   *Interpolated on a linear basis in between*

(1) Hexo Corporation and The Valens Company, which we formerly included among our Relative TSR Peers, have been acquired by Tilray Inc. and Sundial Growers Inc., respectively, and therefore have been removed from the Total Shareholder Return (TSR) analysis.

PSU Metric Details and Certification Results

PSUs were awarded to eligible NEOs at the start of the Fiscal 2022 and Fiscal 2023 years. No new PSU's were awarded at the start of the Fiscal 2024, and will not be part of the Fiscal 2025 Long-Term Incentive Plan. The below results reflect the achievement factor of objectives set forth within the Fiscal 2022 & Fiscal 2023 PSU award cycle.

Based on the Company's performance in Fiscal 2024, the CGCN Committee recommended the Board certify the following achievement factor:

- 50% for the Fiscal 2024 Adjusted EBITDA targets set forth during the Fiscal 2022 PSU grant

- 133% for the Fiscal 2024 Adjusted EBITDA targets set forth during the Fiscal 2023 PSU grant

- 50% for the 3-year Cumulative Adjusted EBITDA targets set forth during the Fiscal 2022 PSU grant

- 50% for the Total Shareholder Return targets for both the Fiscal 2022 and Fiscal 2023 PSU grants

- 50% for the 3-year Cumulative Total Shareholder Return targets set forth during the Fiscal 2022 PSU grant

Total Shareholder Return Objectives

Targets	TSR Return
FY24 TSR	-49%
3-Year Cumulative (FY22-FY24)	-97%
Objective	**Multiplier**
>75 Percentile	1.5X
50 Percentile	1X
<25 Percentile	.5X
FY24 Achievement Factor	**50%**
3-Year Cumulative Factor	**50%**

Adjusted EBITDA Objectives

Adjusted EBITDA ('000s of CDN)	Fiscal Results
FY24 Adjusted EBITDA	(58,922)
3-Year Cumulative (FY22 - FY24)	(824,038)
Fiscal 2022 PSU Targets (FY24)	
Threshold	(45,000)
Target	50,000
Maximum	145,000
FY22 Grant Achievement	**50%**
Fiscal 2022 PSU Targets (FY22 – FY24 Cumulative)	
Threshold	(30,000)
Target	255,000
Maximum	540,000
FY22 Grant Achievement	**50%**
Fiscal 2023 PSU Targets (FY24)	
Threshold	(225,000)
Target	(125,000)
Maximum	(25,000)
FY23 Grant Achievement	**133%**

Fiscal 2024 | Annual Long Term Incentive Award Grant Issuance

All NEOs, who were employed by the Company at the start of Fiscal 2024, participated in the Company's LTIP. Initially adopted by the Board for Fiscal 2021, the Company's leadership team, including the NEOs, receive annual long-term incentive ("LTI") grants. For the CEO, these grants consist of 75% Options and 25% RSUs, while for all other NEOs, the grants are composed of 50% Options and 50% RSUs. The NEOs received the following grants in respect of their annual LTI with options being issued on June 28, 2023, and RSU being issued on August 22, 2023:

Individual	Option (#)	Share-Based Awards (#)
David Klein	CEO	1,244,729	235,821
Judy Hong	CFO	264,903	150,563
Christelle Gedeon	CLO	164,274	90,937

Each of the Options granted has a six-year term, subject to earlier termination upon the occurrence of certain events related to termination of employment, as specified in the form of option agreement pursuant to which the Options were granted (the "Option Grant Agreement"). One-third of the Options become exercisable on each of the first, second and third anniversaries of the date of grant, subject to the terms of the Option Grant Agreement. The Options will continue to vest upon the Retirement (as that term is defined in the Option Grant Agreement) of the recipient at any time after December 28, 2023, and prior to June 28, 2026, and will vest 30 days after the recipient's service with Canopy Growth terminates due to the recipient's death or Disability (as that term is defined in the Option Grant Agreement). The exercise price of each Option is C$6.20 (US$4.70 converted at Bloomberg spot rate for June 28, 2023), which is equal to the closing price of the Shares on the TSX on June 28, 2023.

Options will vest in equal tranches annually in thirds, with the vest dates occurring on June 28, 2024, 2025 and 2026. RSUs will vest in equal tranches annually in thirds, with the vest occurring on August 22, 2024, 2025 and 2026.

Fiscal 2025 | Long Term Incentive Award Plan Design

For Fiscal 2025, the Board, based on the recommendation of the CCGN Committee, has decided to maintain the same annual grant percentages for NEOs (salary X accrual %). Additional details pertaining to Mr. Klein's Fiscal 2025 equity award can be found under, *"Fiscal 2025 | CEO Compensation Updates"*.

Individual	Total LTI Accrual (% of salary)	RSU (% of salary)	Stock Option (% of salary)
David Klein | CEO	400%	100%	300%
Judy Hong | CFO	300%	150%	150%
Christelle Gedeon | CLO	200%	100%	100%

Fiscal 2025 | CEO Compensation Updates

For Fiscal 2025, Mr. Klein approached the Compensation Committee with recommendations to align his compensation package to reflect the Company's size, scale and market capitalization. These adjustments reflect ongoing efforts to optimize executive compensation structures that are in line with corporate objectives, market conditions, and shareholder interests.

Effective June 8th, 2024, Mr. Klein's base salary will be adjusted from US$975,000 to US$750,000 aligning Mr. Klein's base salary to the 50th percentile of our U.S. based peer population. Mr. Klein's annual short-term incentive target of 125% and long-term incentive target of 400% will now be calculated against his new base salary. This overall reduction in compensation aligns with the Company's compensation philosophy disclosed above and is aimed at ensuring competitiveness in the executive compensation landscape while prudently managing cash costs.

In Fiscal 2025, in addition to the long-term incentive award he is entitled to under the Klein Agreement discussed above, Mr. Klein will receive a one-time equity grant valued at US$500,000 divided equally between Options and RSUs, with both the Options and the RSUs each vesting one year from the grant date.

In addition to the Compensation adjustments noted above, severance provisions of Mr. Klein's employment agreement has been modified to maintain the total approximate value as his current agreement. Mr. Klein's employment agreement will now include a fixed distribution of $1,950,000, instead of the previous provision of two times his base salary. Furthermore, Mr. Klein will now be eligible for a severance benefit of 2.5 times the average actual Short-Term Incentive (STI) amount paid to him over the previous two years, replacing the previous calculation of two times. Mr. Klein maintains eligibility for all Change in Control provisions specified within the Company Omnibus Incentive Plan.

Peer Groups and Compensation Benchmarking

With the engagement of our executive compensation consultant Mercer, the CGCN Committee re-evaluated Canopy Growth's publicly-traded peer group in Fiscal 2023. We believe this new peer group continues to reflect the current reality of Canopy Growth and the cannabis industry and the companies we compete with for talent.

In Fiscal 2023, on the recommendation of the CGCN Committee, the Board approved the use of two distinct groups of publicly-traded peers to inform the setting of target total direct compensation levels for NEOs. The first group includes similarly-sized Canadian consumer-focused industry comparators, including cannabis companies, while the second group includes similarly-sized U.S. CPG and also includes companies in the cannabis industry. These groups include organizations that the Company would potentially compete with for talent. The criterion used to select the peer group are as follows:

- Publicly traded company

- Market capitalization between approximately 1/3 and 3 times that of the Company at the time of the review in early Fiscal 2023 (with the Company positioned at or near median), and

- Operating within the consumer discretionary, consumer staples or pharmaceuticals industries

The peers selected for benchmarking executive compensation are:

Company Name	Cannabis	Peer Group	Global Industry Classification Sub-Industry
Canada Goose Holdings Inc.		CAN	Apparel, Accessories and Luxury Goods
Pet Valu Holdings Ltd.		CAN	Specialty Stores
Jamieson Wellness Inc.		CAN	Personal Products
SNDL Inc.	●	CAN	Pharmaceuticals
Village Farms International, Inc.	●	CAN	Agricultural Products - produce cannabis
Andrew Peller Limited		CAN	Distillers and Vintners
High Tide Inc.	●	CAN	Pharmaceuticals
Goodfood Market Corp.		CAN	Internet and Direct Marketing Retail
Cronos Group Inc.	●	CAN	Pharmaceuticals

Company Name	Cannabis	Peer Group	Global Industry Classification Sub-Industry
Aurora Cannabis Inc.	●	CAN	Pharmaceuticals
Tilray Brands, Inc.	●	US	Pharmaceuticals
WW International, Inc.		US	Specialized Consumer Services
Green Thumb Industries Inc.	●	US	Pharmaceuticals
SunOpta Inc.		US	Packaged Foods and Meats
MGP Ingredients, Inc.		US	Distillers and Vintners
Amphastar Pharmaceuticals, Inc.		US	Pharmaceuticals
Nature's Sunshine Products, Inc.		US	Personal Care Products
Ascend Wellness Holdings, Inc.	●	US	Personal Care Products
ANI Pharmaceuticals, Inc.		US	Pharmaceuticals

(1) Effective April 1, 2024, Beyond Meat, Inc. and Throne Health Tech, Inc. have been removed from the peer group. This adjustment reflects our commitment to maintaining a relevant and comparable peer group composition in line with evolving market dynamics.

In addition to its review of peer group executive compensation data, the CGCN Committee uses executive compensation survey data to supplement its review, and when insufficient peer group data is available for specific executive positions or as another means of performing a market check on executive compensation levels and practices. This information assists the CGCN Committee in making well-informed decisions regarding executive compensation matters.

Executive Compensation Risk Management

The Board considers and assesses, as necessary, the implications of risks associated with the Company's compensation policies and practices and devotes such time and resources as it believes are appropriate given the Company's current stage of development. The Company's practice during Fiscal 2024 of compensating its senior executives through a mix of base salary, short-term incentives and long-term incentives, provided under the Omnibus Incentive Plan, is designed to mitigate risk by: (i) ensuring that the Company retains such executives; and (ii) aligning the interests of its executives with the short-term and long-term objectives of the Company and its Shareholders. The CGCN Committee monitors the Company's compensation practices and policies at least annually and more often as may be required to deal with issues that arise between annual reviews. During Fiscal 2024, the Board did not identify any significant risks arising from the Company's compensation policies and practices that the Board believed were reasonably likely to have a material adverse effect on the Company.

The table below outlines key elements of the Company's compensation risk management framework:

Risk Mitigating Compensation Practices
• Conduct an annual review of the Company's compensation practices to ensure that the Company compensates its key employees appropriately to retain executives with critical skills.
• Deliver a significant majority of each executive's compensation through "at-risk" instruments that create a clear link between pay and performance, align executive interests with those of Shareholders and help incentivize executives to drive Shareholder value.
• Defer a significant portion of each executive's compensation through the application of multi-year time vesting conditions on long-term incentive equity awards. Options and RSUs vest over three years and PSUs cliff vest at the end of three years.
• Cap annual short-term incentive payouts to discourage excessive risk-taking.
• Adopt guidelines regarding share ownership for the CEO and other NEOs set at 5 times annual base salary for the CEO and at 3 times annual base salary for the rest of the NEOs.
• Have trading guidelines that restrict executives and directors from entering into transactions that have the direct or indirect effect of offsetting (hedging) the economic benefits of owning Company securities.
• Hold an annual say-on-pay advisory vote which provides Shareholders with a mechanism to share their views on the Company's executive pay practices.
• Receive independent, third-party advice directly from an external compensation consultant.

Risk Mitigating Compensation Practices
• Maintain a clawback policy, outlined in the Omnibus Incentive Plan, whereby the Board may require the reimbursement, reduction or cancellation of an award for (i) failing to comply with any obligation to the Company, (ii) termination for cause, (iii) conduct that causes material financial or reputational harm to the Company or its affiliates, (iv) willful misconduct, gross negligence or fraud or (v) restatement of its financial statements resulting in negative impacts to the Company's financial results. In addition, the Board recently adopted a standalone clawback policy that provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws.

Results of Fiscal 2023 Say-On-Pay Vote

Canopy Growth's compensation program for its executive management team is designed to drive Shareholder value and to effectively attract and retain talent. Each year, we conduct a Shareholder advisory vote to approve the compensation of our NEOs as disclosed in our proxy statement for our annual meeting of shareholders (a "say-on-pay" vote). At our 2023 annual general and special meeting of shareholders, our Shareholders approved our NEO compensation at that time, with approximately 91.8% of the vote being cast in favor of approval. Given these results, the CGCN Committee has decided to retain our overall approach to executive compensation while continuing to evaluate our practices frequently, including in response to future say-on-pay votes. The CGCN Committee continues to monitor further stakeholder feedback, Company performance, and market developments for potential further improvements to the Company's compensation structure for executive officers. The Company expects to have its next "say-on-pay" vote at its 2024 annual meeting of shareholders (the "2024 Annual Meeting").

Performance Graph

The following performance graph illustrates the Company's cumulative Shareholder return assuming reinvestment of dividends, by comparing a C$100 investment in the Shares beginning April 1, 2019 to the return on the S&P/TSX Composite Index and the Horizons Marijuana Life Sciences Index ETF.



	March 31, 2019	March 31, 2020	March 31, 2021	March 31, 2022	March 31, 2023	March 31, 2024
Canopy Growth Corporation	C$100.00	C$36.05	C$70.82	C$16.70	C$4.18	C$2.05
S&P/TSX Composite Index	C$100.00	C$82.44	C$117.02	C$134.89	C$123.86	C$136.60
Horizons Marijuana Life Sciences Index ETF	C$100.00	C$27.64	C$56.52	C$26.58	C$12.11	C$12.66

Since April 1, 2019, the Share price performance declined because of considerable volatility in the cannabis sector resulting from a multitude of factors, including, among others, poor supply discipline along the cannabis supply chain resulting in ballooning inventories despite facility rationalization amongst the larger licensed producers in Canada[1] and in 2022, rising energy costs contributed to increased operating costs depressing margins. Relative stock underperformance was even more pronounced given that prices of commodities have been elevated and rising since Fiscal 2021, supporting the S&P TSX performance causing a significant shift in investor sentiment on growth stocks like cannabis. The relative underperformance continued throughout fiscal 2024, but given recent developments in the U.S., a reversal of the decline occurred at the end of Fiscal 2024 and helped stem the overall decline for the year.

While our Share price has been volatile due in part to the evolving state of the cannabis industry, our executive compensation remains competitive as we aim to attract and retain an experienced executive team whose compensation is tied to a variety of metrics including long-term profit improvement and Share price appreciation. Executive compensation for Fiscal 2024 remains aligned with financial performance and the Shareholder experience to the end of Fiscal 2024, evidenced by a significant decrease in realizable equity compensation held by executives. For further discussion on this point, please refer above to "*PSU Metric Details and Certification Results*".

[1] Canada's unsolved inventory ballooned to an all-time high of 1.5 billion grams at the end of 2022 (https://mjbizdaily.com/canadas-unsold-cannabis-inventory-balloons-to-1-5-billion-grams/); (https://mjbizdaily.com/canadian-wholesale-cannabis-prices-fall-more-more-than-40-percent-in-2022/)

COMPENSATION COMMITTEE REPORT

The members of the CGCN Committee have reviewed and discussed the contents of the CD&A with management. Based on such review and discussion with management, and subject to the limitations on the role and responsibility of the CGCN Committee, the CGCN Committee recommended to the Board that the CD&A be included in the Company's Form 10-K and in the proxy statement issued in connection with the 2024 Annual Meeting.

Respectfully submitted by the members of the CGCN Committee

Theresa Yanofsky (Chair)
David Lazzarato
Luc Mongeau

The foregoing Compensation Committee Report shall not be deemed to be "soliciting material," deemed "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act. Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act, or the Exchange Act that might incorporate by reference past or future filings, including this Form 10-K, in whole or in part, the foregoing Compensation Committee Report shall not be incorporated by reference into any such filings.

EXECUTIVE COMPENSATION

Currency Conversion

Certain of the NEO's employment agreements specify payments in U.S. dollars, while others specify payments in Canadian dollars. Where payments are made in Canadian dollars throughout this section, we have converted Canadian dollars to U.S. dollars using the Bloomberg average exchange rates for the relevant 12-month period as specified in the bullets below. Share-based currency conversion calculations are represented as of the applicable award date using the Bloomberg exchange rate for the date of the award.

- Fiscal 2024 of C$1.00 to US$0.7386 for the 12-month period ended March 31, 2024;
- Fiscal 2023 of C$1.00 to US$0.7564 for the 12-month period ended March 31, 2023; and
- Fiscal 2022 of C$1.00 to US$0.7976 for the 12-month period ended March 31, 2022.

Share Consolidation

On December 15, 2023, the Company's share consolidation on the basis of one post-consolidation common share for every 10 pre-consolidation common share became effective (the "Share Consolidation"). All issued and outstanding common shares, per share amounts, and outstanding equity instruments and awards exercisable into common shares below have been retroactively adjusted to reflect the Share Consolidation for all prior periods presented.

Summary Compensation Table

The following table sets forth the compensation for Fiscal 2022, Fiscal 2023 and Fiscal 2024 awarded to, earned by, or paid to the NEOs.

Name and Principal Position	Fiscal Year	Salary	Bonus[1]	Stock awards[2]	Option awards[2]	Non-equity incentive plan compensation[1]	All other compensation[3]	Total
David Klein, CEO	2024	975,000	-	974,997	3,631,643	1,921,169	102,282	7,605,091
	2023	975,000	687,711	1,645,450	3,056,810	-	94,550	6,459,521
	2022	975,000	-	1,547,706	1,919,484	-	99,700	4,541,890
Judy Hong, CFO[4]	2024	410,960	-	622,499	772,886	486,685	10,033	2,303,063
	2023	391,221	167,167	499,962	1,583,184	-	-	2,641,533
	2022	283,744	100,000[5]	75,414	375,550	-	-	834,708
Christelle Gedeon, CLO[6]	2024	383,454	-	375,977	479,289	454,884	-	1,693,604
	2023	232,812	157,444[7]	357,668	554,908	-	-	1,302,831
	2022	-	-	-	-	-	-	-

Notes:

(1) Fiscal 2023 short-term incentive payments were included in the bonus section given discretion was applied to adjust certain performance metrics in the STIP. Fiscal 2024 short-term incentive payments are included in the non-equity incentive plan compensation section. See above "Short-Term Incentives – Fiscal 2024 STIP Performance Criteria & Results in this Item 11. The amounts for Fiscal 2024 are expected to be paid by July 12, 2024.

(2) The amounts in this column represent the aggregate grant date fair value of the relevant award(s) presented, as determined in accordance with FASB ASC Topic 718, "Compensation-Stock Compensation." See note 21 of the consolidated financial statements included in the Company's Form 10-K for the fiscal year ended March 31,2023 regarding assumptions underlying valuation of equity awards.

(3) Consists of C$125,000 in annual perquisite allowance to be spent at Mr. Klein's discretion and $9,957 in 401(k) employer match in Fiscal 2024. Ms. Hong received $10,033 in 401(k) employer match in Fiscal 2024.

(4) Ms. Hong was appointed as interim CFO on November 19, 2021 and CFO on April 1, 2022.

(5) Consists of US$100,000 paid to Ms. Hong as an additional incentive bonus payment for serving as interim CFO.

(6) Dr. Gedeon was appointed as CLO on August 1, 2022, and her compensation relates to the portion of Fiscal 2023 during which she was employed with the Company.

(7) Consists of C$65,000 (US$49,166) plus C$6,500 (US$4,917) associated vacation pay for a one-time signing bonus, plus pro-rated discretionary short-term incentive payout C$136,649 (US$103,361).

Grants of Plan-Based Awards in Fiscal 2024

The following table sets forth the grants of plan-based awards made in Fiscal 2024. Non-equity incentive plan awards listed below were made pursuant to the terms of the respective NEO's employment agreement. All equity incentive plan awards were made pursuant to the terms of the respective NEO's employment agreement and the Omnibus Incentive Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan[2]			Estimated Future Payouts Under Equity Incentive Plan Awards			All other stock awards: Number of shares of stock or units(#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards[1]
		Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				

David Klein	1-Apr-23	$0	$1,218,750	$2,437,500	-	-	-				
	28-Jun-23	-	-	-	-	-	-		1,244,729	$4.70	$3,631,643
	22-Aug-23	-	-	-	-	-	-	235,821		$4.13	$974,997
Judy Hong	1-Apr-23	$0	$308,743	$617,486	-	-	-				
	28-Jun-23	-	-	-	-	-	-		264,903	$4.70	$772,886
	22-Aug-23	-	-	-	-	-	-	150,563		$4.13	$622,499
Christelle Gedeon	1-Apr-23	$0	$288,568	$577,136	-	-	-				
	28-Jun-23	-	-	-	-	-	-		132,016	$4.70	$382,511
	28-Jun-23	-	-	-	-	-	-		32,258	$4.70	$96,778
	22-Aug-23	-	-	-	-	-	-	90,937		$4.13	$375,977

Notes:

(1) The amounts in this column represent the aggregate grant date fair value of the relevant award(s) presented, as determined in accordance with FASB ASC Topic 718, “Compensation-Stock Compensation.” See Note 22 of the consolidated financial statements included in this Form 10-K, regarding assumptions underlying valuation of equity awards.

(2) The amounts shown in these columns reflect the short-term cash incentive bonuses that potentially could have been earned during Fiscal 2024 based upon the achievement of Company performance goals under our Short-Term Incentive Plan. The actual award paid to each named executive officer under the STIP for Fiscal 2024 is set forth above in the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column. More information regarding short-term cash incentive bonuses under our STIP can be found in the CD&A under the heading “Short-Term Incentives”.

Employment Agreements

David Klein

Mr. Klein serves as CEO of the Company pursuant to an employment agreement between Mr. Klein and the Company dated December 8, 2019, as amended on June 8, 2021, June 14, 2022 and June 8, 2024 (the “Klein Agreement”). As CEO, Mr. Klein reports to the Board and, effective June 8, 2024, is entitled to a base salary of US$750,000 (or approximately C$1,015,435) per year, subject to review by the Board on an annual basis, and an annual perquisite allowance of C$125,000 (or approximately US$99,700).

Mr. Klein is eligible for a short-term annual incentive performance bonus of 125% of base salary (the “Klein Target Amount”), with a payout range of up to two times the Klein Target Amount based upon the achievement of certain mutually developed financial, operational, strategic and individual performance objectives approved by the Board.

Mr. Klein is also entitled to participate in the Omnibus Incentive Plan. Pursuant to the Klein Agreement, Mr. Klein is eligible to receive an annual long-term award grant equal to 400% of base salary (using the fair market value of the Shares on the date of grant), which may be comprised of Options, RSUs, PSUs and/or any other form of equity authorized by the Omnibus Incentive Plan. The Board, in its sole discretion, may determine the ratio of the various forms of equity that Mr. Klein is entitled to receive pursuant to the Omnibus Incentive Plan. In Fiscal 2025, Mr. Klein will receive a one-time equity grant valued at US$500,000 divided equally between Options and RSUs, with both the Options and the RSUs each vesting one year from the grant date.

Pursuant to the Klein Agreement, Mr. Klein received a grant of Options on December 6, 2019 equal to C$20,000,000 (or approximately US$15,952,000) (using the fair market value of the Options on the date of grant, based on the closing price of the Shares on December 6, 2019) (the “Klein Inducement Grant”). The Company granted Mr. Klein Options to purchase 161,812 Shares at an exercise price of C$247.20 (US$186.50) per Share pursuant to the Klein Inducement Grant.

The Klein Inducement Grant vests on the first, second and third anniversaries of the date of grant, subject to meeting the following conditions: (a) 33.5% of the Options will vest only if during any 90-day period during the term of the Klein Inducement Grant, the average closing Share price on the TSX has appreciated by a minimum of 50% from the date of grant; (b) 33.5% of the Options will vest only if as at the end of any fiscal year during the term of the Klein Inducement Grant, audited annual revenue of C$2.5 billion (or approximately US$2.0 billion) is achieved by the Company for such fiscal year, as confirmed by the auditors of the Company; and (c) 33% of the Options will vest only if as at the end of any fiscal year during the term of the Klein Inducement Grant, a C$100 million (or approximately US$80 million) CAET (as defined below) is achieved by the Company for such fiscal year, as confirmed by the auditors of the Company. The Options granted under the Klein Inducement Grant have a six-year term.

“CAET” means for any fiscal year of the Company, Adjusted EBITDA (as defined below) for such fiscal year further adjusted to remove any individual non-core market with negative Adjusted EBITDA outside of the Company’s core markets, which for greater certainty, for the purposes of the Klein Agreement, are Canada, UK, Spain, Denmark, Chile and Brazil, as long as the negative Adjusted EBITDA is in-line with the Board approved plan for such removed market.

“Adjusted EBITDA” means, for any fiscal year of the Company, earnings before interest, tax, depreciation and amortization of the Company as set forth in the financial statements for the Company for such fiscal year then ended, adjusted to exclude share-based compensation expense, acquisition related costs including stock based compensation, and other non-cash items pursuant to past practices and approved by the Audit Committee.

Pursuant to the Klein Agreement, upon the creation of a retirement plan by the Company, the Company will contribute C$40,000 (or approximately US$31,900) per annum on Mr. Klein’s behalf to the applicable plan. The Company also agreed to reimburse Mr. Klein up to C$20,000 (or approximately US$15,900) for tax and legal advice in connection with the Klein Agreement.

The Company may terminate the Klein Agreement at any time for reasons other than cause or willful misconduct by providing (a) a lump sum payment equal to $1,950,000; (b) 2.5 times the average actual amounts paid as a short-term annual incentive performance bonus during the prior two years; (c) any statutory severance pay that may be required pursuant to the *Employment Standards Act, 2000* (Ontario) (the "ESA"); (d) the continuation of benefits for a period of two years from the date of termination (it being understood that a payment will be made equal to the premium cost for any such benefits that cannot be continued); (e) the vesting of any outstanding PSUs, at actual performance levels, for all years already certified by the Board or any responsible committee thereof; and (f) any other statutorily prescribed benefit. As a condition to receiving any payments which exceed the statutory entitlements upon termination without cause, Mr. Klein will be required to execute a release in favor of the Company.

The Klein Agreement contains certain non-competition and non-solicitation provisions in favor of the Company for a period of 12 months following the termination of the Klein Agreement.

Judy Hong

In connection with Ms. Hong's appointment as CFO of the Company, on April 1, 2022, the Company and Ms. Hong entered into an employment agreement dated March 24, 2022 (the "Hong Agreement").

Pursuant to the Hong Agreement, as CFO, Ms. Hong reports to the CEO of the Company was initially entitled to a base salary of US$395,000 (or approximately C$495,200) per year.

Ms. Hong is eligible for a short-term annual incentive performance bonus of 75% of her base salary (the "Hong Target Amount"), with a payout range of up to two times the Hong Target Amount based upon the achievement of certain mutually developed financial, operational, strategic and individual performance objectives approved by the Board.

Ms. Hong is also entitled to participate in the Omnibus Incentive Plan. Pursuant to the Hong Agreement, Ms. Hong is eligible to receive, at least once every fiscal year, a long-term award grant equal to 300% of her base salary (using the fair market value of the Shares on the date of grant), which may be comprised of Options, RSUs, PSUs and/or any other form of award authorized by the Omnibus Incentive Plan. The Board, in its sole discretion, may determine the ratio of the various forms of awards that Ms. Hong is entitled to receive pursuant to the Omnibus Incentive Plan.

Pursuant to the Hong Agreement, Ms. Hong's employment with the Company is "at will." If the Company terminates Ms. Hong's employment without cause, then, provided that Ms. Hong signs and returns to the Company a full and final employment separation, release and waiver of liability, the Company will provide (a) a lump sum payment equal to 18 months' of Ms. Hong's base salary, which shall be payable no later than two and a half months following the end of the calendar year in which the termination occurs; (b) a lump sum payment equal to 150% of the average actual annual amounts paid to Ms. Hong as a short-term annual incentive performance bonus during the prior two years, which shall be payable no later than two and a half months following the end of the calendar year in which the termination occurs; (c) any outstanding PSUs will vest at actual performance levels for all years already certified by the Board or any responsible committee thereof; and (d) if Ms. Hong were to elect continuation coverage under the Company's medical plan pursuant to the *Consolidated Omnibus Budget Reconciliation Act* ("COBRA"), a reimbursement to Ms. Hong for a portion of the COBRA premium payments as further described in the Hong Agreement. The Company may also terminate Ms. Hong's employment with cause, without further liability to Ms. Hong.

The Hong Agreement contains certain non-competition and non-solicitation provisions in favor of the Company for a period of 18 months following the termination of the Hong Agreement.

The Hong Agreement was modified for Fiscal 2024 to reflect an annualized salary of US$415,000.

Christelle Gedeon

In connection with Dr. Gedeon's appointment as Chief Legal Officer (CLO) of the Company, on August 1, 2022, the Company and Dr. Gedeon entered into an employment agreement (the "Gedeon Agreement").

Pursuant to the Gedeon Agreement, as CLO, Dr. Gedeon reports to the CEO of the Company was initially entitled to a base salary of C$485,000 (or approximately US$366,854), and was paid C$65,000 (or approximately US$49,166) as a signing bonus.

Dr. Gedeon is eligible for a short-term annual incentive performance bonus of 75% of her base salary (the "Gedeon Target Amount"), with a payout range of up to two times the Gedeon Target Amount based upon the achievement of certain mutually developed financial, operational, strategic and individual performance objectives approved by the Board.

Dr. Gedeon is also entitled to participate in the Omnibus Incentive Plan. Pursuant to the Gedeon Agreement, Dr. Gedeon is eligible to receive, at least once every fiscal year, a long-term award grant equal to 200% of her base salary (using the fair market value of the Shares on the date of grant), which may be comprised of Options, RSUs, PSUs and/or any other form of award authorized by the Omnibus Incentive Plan. The Board, in its sole discretion, may determine the ratio of the various forms of awards that Dr. Gedeon is entitled to receive pursuant to the Omnibus Incentive Plan.

If the Company terminates Dr. Gedeon's employment without cause, then, provided that Dr. Gedeon signs and returns to the Company a full and final employment separation, release and waiver of liability, the Company will provide (a) a lump sum payment equal to 18 months' Dr. Gedeon's base salary; (b) a lump sum payment equal to 150% of the average actual annual amounts paid to Dr. Gedeon as a short-term annual incentive performance bonus during the prior two years, (c) any outstanding PSUs will vest at actual performance levels for all years already certified by the Board or any responsible committee thereof; and the continuation of any statutorily prescribed benefits for the minimum amount of time prescribed by the provisions of the ESA. The Company may also terminate Dr. Gedeon's employment with cause, without further liability to Dr. Gedeon.

The Gedeon Agreement contains certain non-competition and non-solicitation provisions in favor of the Company for a period of 18 months following the termination of the Gedeon Agreement.

The Gedeon Agreement was modified effective June 1, 2023, to reflect a salary of C$509,250 (or approximately US$385,196) per year. Additionally the Gedeon Agreement was further modified, effective August 21, 2023, due to an increase in scope and responsibility, to reflect a salary of C$535,000 (or approximately US$395,151) per year.

Outstanding Equity Awards at March 31, 2024

The following table presents information concerning outstanding Options, RSUs, and PSU awards to each of the NEOs as of March 31, 2024, the Company's fiscal year end.

Name	Grant Date (1)	Option Awards					Stock Awards			
		Number of securities underlying unexercised options - (#) exercisable	Number of securities underlying unexercised options - (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
David Klein	6-Dec-19(3)	53,938	-	107,874	186.50	6-Dec-25				
	27-Mar-20	18,348	-		145.90	27-Mar-26				
	9-Jun-21	9,299	4,649		257.40	9-Jun-27			-	-
	9-Jun-21	-		-					5,578	48,162
	14-Jun-22	33,263	66,524	-	37.40	14-Jun-28			-	
	14-Jun-22								44,903	387,703
	22-Nov-22	12,475	24,949	-	40.20	22-Nov-28	-	-		
	28-Jun-23	-	1,244,729	-	4.70	28-Jun-29	-			
	22-Aug-23	-	-	-			235,821	2,036,134	-	
Judy Hong	24-Dec-19	3,486		-	199.60	24-Dec-25	-		-	-
	27-Mar-20	564		-	145.90	27-Mar-26	-		-	-
	9-Jun-21	272	136	-	257.40	9-Jun-27	-		-	-
	9-Jun-21	-		-	-		102	881	-	-
	3-Dec-21	3,541	1,770	-	99.90	3-Dec-27	-		-	-
	14-Jun-22	10,107	20,213	-	37.40	14-Jun-28	-		-	
	14-Jun-22	-		-	-				13,644	117,805
	22-Nov-22	12,475	24,949	-	40.20	22-Nov-28	-	-	-	
	28-Jun-23	-	264,903	-	4.70	28-Jun-29	-	-	-	
	22-Aug-23	-	-	-	-		150,563	1,299,996	-	
Christelle Gedeon	10-Aug-22	5,406	10,810	-	28.90	10-Aug-28			-	
	10-Aug-22	3,334	6,666	-	28.90	10-Aug-28			-	
	17-Aug-22	-							9,759	84,261
	22-Nov-22	1,664	3,326	-	40.20	22-Nov-28	-		-	
	28-Jun-23	-	32,258	-	4.70	28-Jun-29	-		-	
	28-Jun-23	-	132,016	-	4.70	28-Jun-29	-		-	
	22-Aug-23	-	-	-	-		90,937	785,171	-	

Notes:

(1) Unless otherwise indicated, with respect to all of the outstanding Options, RSUs and PSUs awarded to the NEOs as of March 31, 2022 one-third of each grant will vest on each of the first three annual anniversaries of the date of the grant, subject to the continued employment of the respective NEO.

(2) The market value of the unvested stock awards is calculated by multiplying the number of unvested Shares held by the applicable NEO by the closing price of the Shares on March 28, 2024 (the last trading day of Fiscal 2024) on the Nasdaq Global Select Market, which was US$8.63.

(3) These Options will vest on the first, second and third anniversaries of the date of grant, subject to meeting the following conditions: (a) 33.5% of the Options will vest only if during any 90-day period during the term of the Klein Inducement Grant, the average closing Share price on the TSX has appreciated by a minimum of 50% from the date of grant; (b) 33.5% of the Options will vest only if as at the end of any fiscal year during the term of the Klein Inducement Grant, audited annual

revenue of C$2.5 billion (or approximately US$2.0 billion) is achieved by the Company for such fiscal year, as confirmed by the auditors of the Company; and (c) 33% of the Options will vest only if as at the end of any fiscal year during the term of the Klein Inducement Grant, a C$100 million (or approximately US$80 million) CAET is achieved by the Company for such fiscal year, as confirmed by the auditors of the Company.

Option Exercises and Stock Vested in Fiscal 2024

The following table presents information concerning Option exercises and Shares acquired upon vesting of RSU awards by each of our NEOs in Fiscal 2024:

Name	Option awards		Stock awards	
	Number of shares acquired on exercise (#)	Value realized on exercise ($) [1]	Number of shares acquired on vesting (#)	Value realized on vesting ($) [2]
David Klein	-	-	3,540	13,752
Judy Hong	-	-	243	944
Christelle Gedeon	-	-	-	-

Notes:
(1) These amounts reflect the aggregate of the differences between the exercise price of the Option and the market price of a Share at the time of exercise for each Option exercised by a named executive officer in Fiscal 2024.
(2) These amounts reflect the market price on the vesting date.

Potential Payments Upon Termination or Change-in-Control

A narrative description of the individual payments the Company is currently required to make upon termination or a change in control of the Company is described above under "Employment Agreements".

The following table sets forth the details regarding the estimated payments from the Company to each of the NEOs, assuming termination without cause was effective on March 31, 2024, based on their employment agreements in effect at such time and assuming no change-in-control:

Individual	Cash Payment ($)	Accelerated Awards ($) [4]	Benefits ($) [5]	Total ($)
David Klein | CEO	$2,637,711[1]	$55,121	$40,910	$2,733,743
Judy Hong | CFO	$747,875[2]	$13,089	$35,802	$796,767
Christelle Gedeon | CLO	$731,740[3]	$9,368	$4,504	$745,612

Notes:
(1) Upon termination without cause effective March 31, 2024, Mr. Klein would have been entitled to a payment in the amount of $2,637,711, representing two times his base salary plus two times the average actual amounts paid as short-term annual incentive performance bonus during the prior two years.
(2) Upon termination without cause effective March 31, 2024, Ms. Hong would have been entitled to a payment in the amount of $747,875 representing 18 months base salary plus one and a half times the average actual amounts paid as short-term annual incentive performance bonuses to Ms. Hong during the prior two years.
(3) Upon termination without cause effective March 31, 2024, Dr. Gedeon would have been entitled to a payment in the amount of $731,740, representing 18 months base salary plus one and a half times the average actual amounts paid as short-term annual incentive performance bonuses to Dr. Gedeon during the prior two years, as well as two weeks of statutorily prescribed vacation time.
(4) Upon termination without cause effective March 31, 2024, any unvested PSUs at actual performance levels, for all years already certified by the Board or any responsible committee thereof, held by Mr. Klein, Ms. Hong and Dr. Gedeon immediately vest. The value was calculated based on the closing price of the Shares on March 28, 2024 (the last trading day of Fiscal 2024) on the Nasdaq Global Select Market, which was US$8.63.
(5) As of March 31, 2024, Mr. Klein, Ms. Hong, and Dr. Gedeon are participants in Canopy Growth's benefits plan. Upon termination without cause effective March 31, 2024, Mr. Klein's benefits would continue for a period of two years. Upon termination without cause effective March 31, 2024, if Ms. Hong were to elect continuation coverage under the Company's medical plan pursuant to the COBRA, a reimbursement to Ms. Hong for a portion of COBRA premium payments would be required. Upon termination without cause effective March 31, 2024, Dr. Gedeon would receive the statutorily prescribed benefits as set forth in the ESA.

Subject to the specific terms of the NEOs' respective employment agreements, upon a termination of the NEO without cause, Options, RSUs and other Awards will be treated in accordance with the terms of the Omnibus Incentive Plan.

Potential Payments Upon Termination Following a Change in Control

None of the NEOs are entitled to a payment upon a change of control pursuant to the terms of their respective employment agreements. However, pursuant to the terms of Omnibus Incentive Plan, for a period of 18 months following a Change in Control (as defined in the Omnibus Incentive Plan), where a participant's employment or term of office or engagement is terminated for any reason, other than for Cause (as defined in the Omnibus Incentive Plan): (i) any unvested awards as at the date of such termination shall be deemed to have vested, and any period of restriction shall be deemed to have lapsed, as at the date of such termination and shall become payable as at the date of termination; and (ii) the level of achievement of performance goals for any unvested awards that are deemed to have vested pursuant to (i) above, shall be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination.

The table below shows the payments that would be made to NEOs upon each of their terminations within 18 months of a Change in Control. With the exception of the "Accelerated Awards ($)" and "Total ($)" columns, all amounts in the table below are the same as in the "*Potential Payments Upon Termination*" table above and all footnotes to the "Cash Payment ($)" and "Benefits ($)"

columns of the "*Potential Payments Upon Termination*" table above apply equally to the corresponding columns in the table below. Given the represented date of March 31st, 2024, the below table does not reflect the compensation changes associated with Mr. Klein.

Termination within 18 Months Following Change In Control				
Individual	Cash Payment ($)	Accelerated Awards ($)[1]	Benefits ($)	Total ($)
David Klein | CEO	$2,637,711	$7,519,268	$40,910	$10,197,889
Judy Hong | CFO	$747,875	$2,492,841	$35,802	$3,276,518
Christelle Gedeon | CLO	$731,740	$1,535,550	$4,504	$2,271,794

Notes:
(1) Reflect unvested RSU, PSU, and Option awards, which will be deemed to have vested. PSUs reflect previous years actual certified achievement factors, while uncertified awards reflect on-target amounts. The value was calculated based on the closing price of the Shares on March 28, 2024 (the last trading day of Fiscal 2024) on the Nasdaq Global Select Market, which was US$8.63.

CEO Pay Ratio and Background

Set forth below is the annual total compensation of our median employee, the annual total compensation of our CEO, Mr. Klein and the ratio of those two values:

- The Fiscal 2024 annual total compensation of the median employee of Canopy Growth (other than our CEO, Mr. Klein) was US$45,864 (or approximately C$62,096).

- The Fiscal 2024 annual total compensation of our CEO, Mr. Klein, was US$7,605,091 (or approximately C$10,296,630).

- For Fiscal 2024, the ratio of the annual total compensation of our CEO to the median annual total compensation of all our other employees was 165 to 1.

To identify our median employee, we used our entire employee population as of March 31, 2024, and measured compensation based on annualized base pay and bonuses, year-to-date overtime and other year-to-date cash wages including allowances.

After identifying our median employee, who is located in Canada, we calculated Fiscal 2024 total compensation using the same methodology that we use to determine our NEOs' annual total compensation for the Summary Compensation Table. Amounts that were originally paid or recorded in Canadian dollars were converted to U.S. dollars using the Bloomberg average exchange rate of C$1.00 to US$0.7386 for the 12-month period ended March 31, 2024.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records, pursuant to the methodology described above. The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

DIRECTOR COMPENSATION

Director Compensation

The Company's director compensation program is designed to attract and retain qualified individuals to serve on the Board. The CGCN Committee assesses the director compensation program annually and makes recommendations with respect to director compensation to the Board. For Fiscal 2024, non-employee directors received the following amounts in connection with their services to the Company in their capacity as directors:

Fiscal 2024 Fees and Equity Awards[(1), (2)]	Annual Amount (US$)
Chair	$166,185 (C$225,000)
Board Member	$110,790 (C$150,000)
Annual Equity Grant - Chair - RSUs	$166,185 (C$225,000)
Annual Equity Grant - Non-Chair Board Member - RSUs	$110,790 (C$150,000)
Committee Chair	$22,158 (C$30,000)
Committee Member	$11,079 (C$15,000)

Notes:

(1) All fees are paid on a monthly basis. Mr. Hanson voluntarily waived his right to receive the Board approved director compensation from Fiscal 2020 onwards, Mr. Sabia voluntarily waived his right to receive the Board approved director compensation from Fiscal 2021 onwards. In addition, Mr. Hankinson waived his right to receive the Board approved director compensation from Fiscal 2022 onwards.

(2) The RSUs generally vest in four equal quarterly installments, beginning on the last trading day of the first quarter after such RSUs are granted. For Fiscal 2024, these grants were made in August instead of June due to a trading blackout.

Director Compensation in Fiscal 2024

Name	Fees Earned or Paid in Cash($) [(1)]	Stock Awards ($) [(2)(3)]	Total ($)
Judy A. Schmeling (former director)	$177,264	$166,185	$343,449
Theresa Yanofsky	$144,027	$110,790	$254,817
David Lazzarato	$144,027	$110,790	$254,817
Robert L. Hanson (former director)	Nil	Nil	Nil
James A. Sabia (former director)	Nil	Nil	Nil
Garth Hankinson (former director)	Nil	Nil	Nil
Willy Kruh	$43,947[(4)]	$27,698	$71,644
Luc Mongeau	$37,299[(5)]	$27,698	$64,997

Notes:

(1) This column reflects the following amounts earned or paid during Fiscal 2024 (i) a cash retainer for Board service and (ii) cash retainers for serving as a committee member, a committee Chair or Chair of the Board. Each of Messrs. Hanson, Sabia and Hankinson waived their respective right to receive the Board approved director compensation for Fiscal 2024.

(2) The amounts in this column represent the aggregate grant date fair value of the relevant award(s) presented, as determined in accordance with FASB ASC Topic 718, "Compensation-Stock Compensation." See Note 22 of the consolidated financial statements included in this Form 10-K, regarding assumptions underlying valuation of equity awards.

(3) Consists of RSUs granted that all vested as of March 31, 2024.

(4) Willy Kruh earned US$21,000 in Fiscal 2024 for time spent serving as an observer. The remainder of the amount paid to Mr. Kruh reflects the portion of his Board and committee fees for his Board service from his appointment on February 7, 2024 to March 31, 2024.

(5) Luc Mongeau earned US$20,000 in Fiscal 2024 for time spent serving as an observer. The remainder of the amount paid to Mr. Mongeau reflects the portion of his Board and committee fees for his service from his appointment on February 7, 2024 to March 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information, based on data provided to us or filed with the SEC, with respect to beneficial ownership of our Shares as of May 1, 2024 for:

- all persons known by us to own beneficially more than 5% of our outstanding Shares;

- each of our NEOs named in the Summary Compensation Table included in Item 10 ("Executive Compensation") of this Form 10-K;

- each of our directors; and

- all of our current directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC. Generally, a person has beneficial ownership of a security if the person possesses sole or shared voting or investment power of that security, including any securities that a person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, all persons listed below have sole voting power and dispositive power with respect to the Shares beneficially owned by them, subject to applicable community property laws.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned		Percent of Class[2]	
Greater than 5% Shareholders				
CBI Group	26,261,474	[3]	25.9	%
Directors and Named Executive Officers				
David Klein	705,584	[4]	*	
David Lazzarato	17,042	[5]	*	
Theresa Yanofsky	17,501	[6]	*	
Luc Mongeau	6,673	[7]	*	
Willy Kruh	6,673	[8]	—	
Judy Hong	129,390	[9]	*	
Christelle Gedeon	65,162	[10]	*	
Current Directors and Executive Officers as a Group (7 persons)	948,025		*	

Notes:

* Less than 1%.

(1) Except as otherwise indicated, the address for each shareholder listed is c/o Canopy Growth Corporation, 1 Hershey Drive, Smiths Falls, Ontario, K7A 0A8.

(2) The percentages above are based on 75,051,855 Common Shares outstanding as of May 1, 2024. In accordance with the rules of the SEC, Common Shares that may be issued upon the exercise, vesting or exchange of derivative securities (such as a Options, RSUs or Exchangeable Shares) within 60 days of May 1, 2024 are deemed to be beneficially owned by the person holding such Options, RSUs or Exchangeable Shares and are treated as outstanding for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(3) Consists of 15,811,474 Exchangeable Shares held by Greenstar Canada Investment Limited Partnership ("Greenstar") and 10,450,000 Exchangeable Shares held by CBG Holdings LLC ("CBG"). According to the Schedule 13D/A (Amendment No. 13) ("13D/A#13") filed with the SEC on April 19, 2024 by CBG, Greenstar II LLC ("GII"), Greenstar II Holdings LLC ("GIIH"), Greenstar, Greenstar Canada Investment Corporation ("GCIC"), Constellation Brands Canada Holdings ULC ("CBCH ULC"), Constellation Capital LLC ("CC LLC"), Constellation International Holdings Limited ("CIHL") and Constellation Brands, Inc. ("CBI" and, together with its affiliates, the "CBI Group"), (i) each of Greenstar, GCIC, CBCH ULC, CC LLC and CIHL has shared voting and dispositive power over 15,811,474 Exchangeable Shares, (ii) each of CBG, GII, GIIH shares has shared voting and dispositive power over 10,450,000 Exchangeable Shares, and (iii) CBI has shared voting and dispositive power over 26,261,474 Exchangeable Shares. Each Exchangeable Share is convertible, at any time, at the option of the holder, into Common Shares. Other than information relating to the CBI Group's percentage of beneficial ownership, the foregoing information is based solely on the information provided in 13D/A#13. This beneficial owner's address is 207 High Point Drive, Victor, New York 14564.

(4) Consists of 17,566 Common Shares held directly by Mr. Klein and 688,018 Options that could be exercised within 60 days of May 1, 2024.

(5) Consists of 10,347 Common Shares held directly by Mr. Lazzarato and 6,695 RSUs that vest within 60 days of May 1, 2024.

(6) Consists of 10,806 Common Shares held directly by Ms. Yanofsky and 6,695 RSUs that vest within 60 days of May 1, 2024.

(7) Consists of RSUs that vest within 60 days of May 1, 2024.

(8) Consists of RSUs that vest within 60 days of May 1, 2024.

(9) Consists of 299 Common Shares held directly by Ms. Hong, 128,989 Options that could be exercised within 60 days of May 1, 2024, and 102 RSUs that will vest within 60 days of May 1, 2024.

(10) Consists of Options that could be exercised within 60 days of May 1, 2024 by Dr. Gedeon.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the details regarding the number of Shares to be issued upon exercise of outstanding Options, RSUs and PSUs and the weighted average exercise price of the outstanding Options in connection with the Omnibus Incentive Plan as of March 31, 2024:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans[1]
Equity compensation plans approved by security holders[2]	4,156,221 [3]	$35.88	4,955,329
Equity compensation plans not approved by security holders	-	-	-
Total	4,156,221	$35.88	4,955,329

Notes:
(1) Based on the maximum number of Shares available for issuance under the Omnibus Incentive Plan, being 9,111,550 Shares, or 10% of the 91,115,501 outstanding Shares as of March 31, 2024.
(2) The maximum number of Shares issuable from treasury pursuant to Awards under the Omnibus Incentive Plan cannot exceed 10% of the total outstanding Shares from time to time, less the 60,000 maximum number of Shares issuable pursuant to the Company's employee stock purchase plan (the "ESPP"), which is the only other security-based compensation arrangement of the Company. As of March 31, 2024, 59,993 Shares had been issued pursuant to the ESPP. The ESPP concluded in August 2023 as all of the common shares available have been purchased and we do not currently intend to reinstate the ESPP at this time.
(3) Represents the number of Shares reserved for issuance upon the exercise or vesting, as applicable, of the denoted outstanding Options, RSUs and PSUs issued pursuant to the Omnibus Incentive Plan.

Securities Outstanding under Equity Compensation Plans

The following table sets forth the details regarding the number of Shares reserved for issuance under awards currently outstanding pursuant to the Omnibus Incentive Plan and ESPP as of March 31, 2024:

Compensation Security	Number of Shares Reserved for Issuance and Percentage of Outstanding Shares as of March 31, 2024[1]
Options	2,883,922 (2.7%)
RSUs	1,191,841 (0.3%)
PSUs	80,458 (0.2%)
Total	4,156,221 (3.2%)

Notes:
(1) Percentages based on 91,115,501 issued and outstanding Shares as of March 31, 2024.

To date, no deferred stock units, restricted stock or stock appreciation rights have been issued pursuant to the Omnibus Incentive Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

We or one of our subsidiaries may occasionally enter into transactions with certain "related persons" as defined in Item 404 of Regulation S-K. Related persons include our executive officers, directors, director nominees, persons owning 5% or more of the Shares, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. We generally refer to transactions with these related persons as "related person transactions".

The CBI Group Investments

On November 2, 2017, Greenstar invested C$245 million (or approximately US$191 million, based on the foreign exchange rate as of the date of the transaction) in Canopy Growth in exchange for (i) 1,887,690 Shares; and (ii) 1,887,690 warrants exercisable at an exercise price per Share of C$129.783 (or approximately US$101.322) (the "Greenstar Warrants").

In connection with our offering of senior notes of the Company due July 2023 (the "Canopy Notes") pursuant to an indenture dated June 20, 2018, Greenstar purchased C$200 million (or approximately US$150 million) worth of Canopy Notes. Prior to the Company entering into a second supplemental indenture dated June 29, 2022, amending the terms of the Canopy Notes (the "Second Supplement"), the C$200 million principal amount of Canopy Notes held by Greenstar were convertible in certain circumstances and subject to certain conditions into an aggregate of 415,154 Shares. Pursuant to the Second Supplement, the Company irrevocably surrendered its right to settle the conversion of any Canopy Note by the issuance of Shares or a combination of cash and Shares.

On November 1, 2018, CBG invested C$5.079 billion (or approximately US$3.877 billion, based on the foreign exchange rate as of the date of the transaction) in Canopy Growth in exchange for (i) 10,450,000 Shares at a price of C$486.00 (or approximately US$370.90, based on the foreign exchange rate as of the date of the transaction) per Share, and (ii) 13,974,545 warrants (the "CBG Warrants"), of which 8,847,286 CBG Warrants (the "Original Tranche A Warrants") had an exercise price of C$504.00 (or approximately US$385.20) and were exercisable until November 1, 2021 and the remaining 5,127,259 CBG Warrants (the "Original Tranche B Warrants") had an exercise price per Share based on the five-day volume weighted average price of the Shares on the TSX at the time of exercise and will become immediately exercisable only following the exercise of the Original Tranche A Warrants.

On April 18, 2019, CBG, Greenstar and Canopy Growth entered into the second amended and restated investor rights agreement (the "Amended Investor Rights Agreement), which amended the first amended and restated investor rights agreement dated November 1, 2018 between CBG, Greenstar and Canopy Growth. In addition, on April 18, 2019, CBG and Canopy Growth entered into a consent agreement (the "Consent Agreement"). In connection with these agreements, on June 27, 2019 Canopy Growth also amended the terms of the Original Tranche A Warrants and the Original Tranche B Warrants as follows: (a) extended the term of the Original Tranche A Warrants to November 1, 2023 (the "Tranche A Warrants") and, (b) replaced the Original Tranche B Warrants with two tranches of warrants (the "Tranche B Warrants" and the "Tranche C Warrants") each of which were to vest and become exercisable once all Original Tranche A Warrants have been exercised and were exercisable until November 1, 2026, with different terms: the Tranche B Warrants were exercisable to acquire 3,845,444 million Shares at a price of C$766.80 (or approximately US$585.50) per Share and the Tranche C Warrants were exercisable to acquire 1,281,815 Shares at a price equal to the 5-day volume-weighted average price of the Shares immediately prior to exercise.

On May 1, 2020, the Greenstar Warrants were exercised for aggregate gross proceeds of approximately C$245 million (or approximately US$174 million, based on the foreign exchange rate as of the date of the transaction).

On June 29, 2022, Greenstar entered into an exchange agreement with the Company, pursuant to which Greenstar agreed to exchange C$100 million principal amount of the Canopy Notes for 2,924,546 Shares. The exchange was part of an exchange by the Company of an aggregate of approximately C$260 million principal amount of Canopy Notes held by Greenstar and certain other holders into Shares.

On October 24, 2022, CBG, Greenstar and the Company entered into the consent agreement (the "Third Consent Agreement"), pursuant to which CBG is expected to surrender for cancellation the warrants held by CBG to purchase 13,974,545 Shares.

On April 14, 2023, Greenstar entered into an exchange agreement with the Company pursuant to which the Company agreed to purchase for cancellation the remaining C$100 million principal amount of Canopy Notes held by Greenstar in exchange for: (i) a cash payment to Greenstar in the amount of unpaid and accrued interest owing under the Canopy Notes held by Greenstar; and (ii) a promissory note (the "CBI Note") issued to Greenstar in the aggregate principal amount of C$100 million payable on December 31, 2024. As a result, Greenstar no longer holds any Canopy Notes.

On November 1, 2023, the Tranche A Warrants expired in accordance with their terms without having been exercised. In accordance with the terms of the Tranche B Warrants and Tranche C Warrants, the vesting of the remaining Tranche B Warrants and Tranche C Warrants, as applicable, was conditioned on the exercise, in full, of the Tranche A Warrants. Accordingly, the Tranche B Warrants and Tranche C Warrants are not, and will not become, exercisable and are considered expired as of November 1, 2023.

Amended Investor Rights Agreement

As noted above, Canopy Growth and the CBG Group entered into the Amended Investor Rights Agreement pursuant to which the CBG Group had certain governance rights which are summarized below. In addition, on October 24, 2022, we entered into the Third Consent Agreement pursuant to which, we agreed, among other things, that following the conversion by CBG and Greenstar of their respective Shares into Exchangeable Shares (as defined below), other than the Third Consent Agreement and the termination rights contained therein and the CBI Note held by Greenstar, all agreements between the Company and CBI, including the Amended Investor Rights Agreement, would be terminated.

Board Representation

Pursuant to the Amended Investor Rights Agreement, the CBI Group was entitled to designate four nominees for election or appointment to the Board for so long as the CBG Group held the Target Number of Shares (the "Nominee Rights").

Approval and Other Rights

The Amended Investor Rights Agreement provided that so long as the CBI Group continued to hold at least the Target Number of Shares, the Board would not: (i) propose or resolve to change the size of the Board, except where otherwise required by law, or with the consent of CBG; or (ii) present a slate of Board nominees to Shareholders for election that is greater than or fewer than seven directors.

Pursuant to the Amended Investor Rights Agreement, for so long as the CBI Group continued to hold at least the Target Number of Shares, we would not, without the prior written consent of CBG, among other things, (a) consolidate or merge into or with another person or enter into any other similar business combination, including pursuant to any amalgamation, arrangement, recapitalization or reorganization, other than a consolidation, merger or other similar business combination of any wholly-owned subsidiary or an amalgamation or arrangement involving a subsidiary with a another person in connection with a permitted acquisition; (b) acquire any shares or similar equity interests, instruments convertible into or exchangeable for shares or similar equity interests, assets, business or operations with an aggregate value of more than C$250 million (or approximately US$199 million), in a single transaction or a series of related transactions; (c) sell, transfer, lease, pledge or otherwise dispose of any of its or any of its subsidiaries' assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than C$20 million (or approximately US$16 million); or (d) make any changes to our policy with respect to the declaration and payment of any dividends on the Shares.

In accordance with the Amended Investor Rights Agreement, the CBI Group was not permitted, prior to the exercise or expiry of all of the CBG Warrants, to purchase more than 2,000,000 Shares (subject to customary adjustments for Share splits, consolidations or other changes to the outstanding Share capital of a similar nature): (i) on the TSX, the Nasdaq or any other stock exchange, marketplace or trading market on which the Shares are then listed; or (ii) through private agreement transactions with existing holders of Shares, provided that CBG must promptly notify Canopy Growth of any acquisition of Shares.

Exclusivity Covenant and Termination

The Amended Investor Rights Agreement also provided that, subject to certain conditions, so long as the CBI Group continued to hold at least the Target Number of Shares, the CBI Group would adhere to certain non-competition restrictions including that the Company will be their exclusive strategic vehicle for cannabis products of any kind anywhere in the world (subject to limited exceptions). Further, the CBI Group agreed, for a limited period of time and subject to certain exceptions, to certain post-termination, non-competition restrictions, which included not pursuing other cannabis opportunities and not directly or indirectly participating in a competing business anywhere in the world.

On October 24, 2022, we entered into the Third Consent Agreement pursuant to which, we agreed, among other things, that following the conversion by CBG and Greenstar of their respective Shares into Exchangeable Shares, other than the Third Consent Agreement and the termination rights contained therein and the CBI Note held by Greenstar, all agreements between the Company and CBI, including the Amended Investor Rights Agreement, would be terminated. As a result, the CBI Group would no longer be subject to the non-competition restrictions in the Amended Investor Rights Agreement.

Pre-Emptive Rights and Top-Up Rights

Additionally, under the Amended Investor Rights Agreement, the CBI Group had certain pre-emptive rights as well as certain top-up rights in order to maintain its pro rata equity ownership position in Canopy Growth in connection with any offering or distribution of securities by Canopy Growth (subject to certain exceptions).

Consent Agreement

In addition to the amendments to the CBG Warrants described above, pursuant to the First Consent Agreement, the Company agreed that without the prior written consent of CBG, such consent not to be unreasonably withheld, the Company would not (i) exercise its right to acquire all of the issued and outstanding Class E subordinate voting shares (the "Fixed Shares") of Acreage prior to federal legalization of cannabis; (ii) amend, modify, supplement or restate the arrangement agreement between the Company and Acreage dated

April 18, 2019, as amended on May 15, 2019, September 23, 2020 and November 17, 2020 ("Acreage Arrangement Agreement"); or (iii) waive any terms, covenants or conditions set forth in the Acreage Arrangement Agreement.

In addition, we agreed that, in the event that CBG exercises the Tranche A Warrants in full, the Company would purchase for cancellation the lesser of (i) 2,737,886 Shares, and (ii) Shares with a value of C$1,582,995,262, (or approximately US$1,260,222,528 as of April 30, 2023) during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBG exercises all of the Tranche A Warrants. However, if the CBI Group elected to convert the Shares held by the CBI Group into Exchangeable Shares, CBG had agreed to surrender the CBG Warrants for cancellation and as a result, our obligation to repurchase such Shares would terminate as the Tranche A Warrants would not be exercised. If, for any reason, we did not purchase for cancellation the Shares within such period, we were required to credit CBG an amount (the "Credit Amount"), as liquidated damages, equal to the difference between: (i) C$1,582,995,262 (or approximately US$1,260,222,528 as of April 30, 2023); and (ii) the actual purchase price we paid in purchasing Shares pursuant to the First Consent Agreement. The Credit Amount would have reduced the aggregate exercise price otherwise payable by CBG upon each exercise of the Original Tranche B Warrants (including those Original Tranche B Warrants reclassified as Tranche C Warrants).

We also agreed that if the CBI Group received any notification or communication of any violation or contravention of applicable law or any liability to the CBI Group under applicable law or any notification or communication that would be expected to result in a violation or contravention of applicable law or any actual liability to the CBI Group under applicable law, as a result of the license agreement between us and Acreage, CBG had the right to direct and cause us to terminate the license agreement in accordance with its terms, provided that we had an opportunity to cure any such violation, contravention or liability and CBG would have been be required to take all commercially reasonable efforts to assist us in addressing such violation, contravention or liability.

On June 24, 2020, the Company and Acreage entered into a proposal agreement (the "Proposal Agreement") to amend the terms of the then existing plan of arrangement made pursuant to the Acreage Arrangement. Concurrent with the execution of the Proposal Agreement, on June 24, 2020, Canopy Growth and CBG entered into a second consent agreement (the "Second Consent Agreement"). As the transactions contemplated by the Proposal Agreement may have resulted in certain taxes owing by CBG or its affiliates, the Company agreed, pursuant to the Second Consent Agreement, to indemnify CBG and its affiliates for such taxes and losses incurred in relation to such taxes, subject to certain exceptions. The Company and CBG agreed to terminate the First Consent Agreement and the Second Consent Agreement upon termination of the Amended Investor Rights Agreement.

On October 24, 2022, the Company entered into an arrangement agreement with Canopy USA and Acreage (the "Floating Share Arrangement Agreement"), pursuant to which, subject to the satisfaction of the closing conditions set forth in the Floating Share Arrangement Agreement, including the conditions set forth in the Acreage Arrangement Agreement, Canopy USA will acquire all of the issued and outstanding Class D subordinate voting shares of Acreage (the "Floating Shares") of Acreage by way of a court-approved plan of arrangement (the "Floating Share Arrangement") on the basis of 0.045 of a Share in exchange for each Floating Share held. The Floating Share Arrangement received the requisite approval from the holders of Floating Shares at the special meeting of Acreage shareholders held on March 15, 2023 and on March 20, 2023 Acreage obtained a final order from the Supreme Court of British Columbia approving the Floating Share Arrangement. The Floating Share Arrangement Agreement has been amended several times to extend the Exercise Outside Date (as defined in the Floating Share Arrangement Agreement) which was initially March 31, 2023. The most recent amendment to the Floating Share Arrangement Agreement extended the Exercise Outside Date to June 17, 2024. In addition, the most recent amendment to the Floating Share Arrangement Agreement also extended the date in which the Canopy Call Option (as defined in the Floating Share Arrangement Agreement) is required to be exercised by to not later than June 17, 2024. The acquisition of the Floating Shares pursuant to the Floating Share Arrangement Agreement is expected to occur immediately prior to the acquisition of the Fixed Shares pursuant to the Acreage Arrangement Agreement such that 100% of the issued and outstanding shares of Acreage will be owned by Canopy USA on closing of the acquisition of both the Fixed Shares and the Floating Shares.

On October 24, 2022, we entered into the Third Consent Agreement pursuant to which, we agreed, among other things, that following the conversion by CBG and Greenstar of their respective Shares into Exchangeable Shares, other than the Third Consent Agreement and the termination rights contained therein and the CBI Note held by Greenstar, all agreements between the Company and CBI would terminate, including the First Consent Agreement and the Second Consent Agreement.

Approval of Exchangeable Shares and Related Matters

At a special meeting (the "Special Meeting") of shareholders of the Company held on April 12, 2024, the Company's shareholders passed a special resolution authorizing and approving an amendment to the Company's Articles of Incorporation, as amended, in order to: (i) create and authorize the issuance of an unlimited number of a new class of non-voting and non-participating exchangeable shares (the "Exchangeable Shares") and (ii) restate the rights of the Shares to provide for a conversion feature whereby each Share may at any time, at the option of the holder, be converted into one Exchangeable Share (the "Exchangeable Shares Resolution").

On April 18, 2024, in connection with the approval of the Exchangeable Shares Resolution and the creation of the Exchangeable Shares, the Company entered into an Exchange Agreement (the "Exchange Agreement") with Greenstar, pursuant to which Greenstar converted approximately C$81.2 million of principal amount of the C$100 million principal amount CBI Note into 9,111,549 Exchangeable Shares (the "Note Exchange"), calculated based on a price per Exchangeable Share equal to C$8.91. Pursuant to the terms of the Exchange Agreement, all accrued and unpaid interest on the CBI Note together with the remaining principal amount of the CBI Note was cancelled and forgiven for no additional consideration by Greenstar. Following the closing of the Note Exchange, there is no outstanding balance owing under the CBI Note and the CBI Note has been cancelled.

Concurrently with the Note Exchange, Greenstar and CBG Holdings LLC ("CBG" and, together with Greenstar, the "CBG Group"), a wholly owned subsidiary of CBI, exchanged all 17,149,925 Common Shares they collectively held for 17,149,925 Exchangeable Shares (the "CBI Exchange") for no consideration pursuant to the terms of the Company's Articles of Incorporation, as amended in accordance with the Exchangeable Shares Resolution. As a result of the CBI Exchange and the Note Exchange, the CBG Group no longer holds any Common Shares and, as of May 28, 2024, the CBG held an aggregate of 26,261,474 Exchangeable Shares. Assuming the conversion of CBG Group's Exchangeable Shares into Canopy Shares, CBG Group would own 25.6% of the outstanding Canopy Shares as of May 28, 2024.

In accordance with the Third Consent Agreement and as a result of the CBI Exchange, on April 18, 2024, CBG, Greenstar and Canopy Growth terminated the Investor Rights Agreement, along with an administrative services agreement, a co-development agreement and all other commercial arrangements between them and their subsidiaries, other than the Third Consent Agreement, certain termination agreements and the Exchange Agreement. As a result, CBI no longer holds any governance rights in relation to Canopy Growth, including the Nominee Rights.

In connection with the termination of the Investor Rights Agreement and subsequent to the Note Exchange, on April 18, 2024, Garth Hankinson, Judy Schmeling and James Sabia each provided notice to the Company of his or her decision to resign from the Board effective immediately (the "CBI Resignations"). Each of Mr. Hankinson, Ms. Schmeling and Mr. Sabia had been a nominee of the CBG Group under the Investor Rights Agreement.

Additional Relationship with CBI Group

In addition, David Klein, our CEO and a director, previously served as Executive Vice President and CFO of CBI.

Policy Regarding Related Person Transactions

The Board and the Audit Committee updated a written policy on May 28, 2024, which updated the prior policy adopted on June 20, 2023, providing that all related person transactions or series of similar transactions required to be disclosed pursuant to SEC Regulation S-K Item 404(a) must be presented to the Board for pre-approval or ratification. The policy requires each of our (i) directors or director nominees, (ii) executive officers, and (iii) security holders known by the Company to own of record or to beneficially own more than 5% of any class of our voting securities to notify the Chief Legal Officer promptly and, whenever possible, in advance of the occurrence of any potential related person transaction in which such person is directly or indirectly involved.

The CLO is responsible for reviewing all potential related person transactions and taking reasonable steps to ensure that all related person transactions requiring disclosure under Item 404(a) of Regulation S–K are presented to the Audit Committee for pre-approval or ratification by members of the committee in their discretion at the committee's next regularly scheduled meeting or, if deemed appropriate, by consent in lieu of a meeting. No director may engage in a vote to pre-approve or ratify any related person transaction in which he or she or any member of his or her immediate family has a material interest; provided, however, that such director must provide any information concerning such related person transaction that the Audit Committee may reasonably request. If a potential related person transaction involves the CLO, the CFO would assume the responsibilities of the CLO under the policy with respect to that transaction.

The Audit Committee may consider all factors it deems relevant when determining whether to approve or ratify a related person transaction. In the context of evaluating potential transactions, the Audit Committee may consider, among other factors, the nature of the transaction and the related person's interest in the transaction, the size of the transaction, whether we are able to engage in a comparable transaction with an unaffiliated party on more favorable terms, the benefit of the transaction to the Company, and the impact of the transaction on the related person. Following the adoption of this policy, we are not aware of any related person transaction required to be reported under Regulation S-K Item 404(a) that has not been pre-approved or ratified pursuant to this policy.

Director Independence

The Board is currently comprised of five directors: David Klein, Willy Kruh, David Lazzarato, Luc Mongeau and Theresa Yanofsky. Please see the biographies of individual directors in Item 10 of this Form 10-K. As of the date this Form 10-K, a majority of the directors of the Company meet the independence requirements for a director in accordance with Section 1.4 of NI 52-110 and the definition of "independent director" under applicable Nasdaq Rules. The Board has determined that four of the five directors (or 80% of the directors), namely Messrs. Kruh, Lazzarato, Mongeau and Ms. Yanofsky, have no relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and each is an "independent director" under Rule 5605(a)(2) of the Nasdaq Rules and meet the definition of "independence" under NI 52-110. Mr. Klein is not considered independent because of his role as the CEO of the Company.

During Fiscal 2024, following the conclusion of formal business of each quarterly Board meeting, the non-independent director was asked to leave the meeting and the independent directors held an "in camera" meeting to facilitate open and candid discussion. In addition, any item which could involve a potential conflict of interest among one or more directors is voted on by those directors that are not related to the conflict in question. It is anticipated that "in camera" meetings of the independent directors will continue to be held in this manner during the current fiscal year.

Item 14. Principal Accountant Fees and Services.

The following table sets forth fees billed and expected to be billed to the Company by PKF O'Connor Davies, LLP ("PKFOD") (the Company's current auditor) and its affiliates for the fiscal year ended March 31, 2024 and fees billed to the Company by KPMG LLP ("KPMG") (the Company's previous auditor) and its affiliates for the fiscal year ended March 31, 2023.

	PKFOD 2024	KPMG 2023[1]
Audit Fees[2]	$2,886,620	$4,943,196
Audit-Related Fees[3]	-	-
Tax Fees[4]	-	-
All Other Fees	-	-
Total	$2,886,620	$4,943,196

Notes:

(1) The amount reported for the fees are converted from Canadian dollars to U.S. dollars using the Bloomberg average exchange rate of $1.00 to US$0.7564 for the 12-month period ended March 31, 2023.

(2) "Audit Fees" refers to the aggregate fees billed and expected to be billed by PKFOD and KPMG for audit services, including fees incurred in relation to quarterly reviews, procedures in connection with securities filings, and statutory audits.

(3) "Audit-Related Fees" refers to the aggregate fees billed for assurance and related services by PKFOD and KPMG that are reasonably related to the performance of the audit or review of the Company's financial statements and not reported under Audit Fees.

(4) "Tax Fees" refers to the aggregate fees billed for the professional services rendered by PKFOD and KPMG for tax compliance.

(5) "All Other Fees" refers to fees for products and services provided by the principal accountant, other than the services reported in the above categories.

The Audit Committee's policy is to pre-approve any and all audit services and permissible non-audit services to be performed by the Company's independent registered public accounting firm. All fees and services described in the table above were pre-approved by the Audit Committee.

Item 15. Exhibits and Financial Statement Schedules.

(a) (1)   Financial Statements

See the accompanying Index to Consolidated Financial Statement Schedule on page F-1.

(a) (2)   Financial Statement Schedules

See the accompanying Index to Consolidated Financial Statement Schedule on page F-1.

(a) (3)   Exhibits

Exhibit Number	Description
2.1‡‡	Arrangement Agreement, dated as of April 18, 2019, by and between Canopy Growth Corporation and Acreage Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2020, filed with the SEC on June 1, 2020).
2.2	First Amendment to Arrangement Agreement, dated as of May 15, 2019, by and between Canopy Growth Corporation and Acreage Holdings, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Annual Report on Form 10-K for the year ended March 31, 2020, filed with the SEC on June 1, 2020).
2.3	Proposal Agreement, dated as of June 24, 2020, by and between Canopy Growth Corporation and Acreage Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2020).
2.4‡‡	Second Amendment to the Arrangement Agreement, dated as of September 23, 2020, by and between Canopy Growth Corporation and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 23, 2020).
2.5	Floating Share Arrangement Agreement, dated October 24, 2022, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on October 26, 2022).
2.6	First Amendment to Arrangement Agreement, dated March 17, 2023, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Acreage Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on March 21, 2023).
2.7	Second Amendment to Arrangement Agreement, dated May 31, 2023, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 2, 2023).
2.8	Third Amendment to Arrangement Agreement, dated August 31, 2023, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 1, 2023).
2.9	Fourth Amendment to Arrangement Agreement, dated October 31, 2023, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 1, 2023).
2.10	Fifth Amendment to Arrangement Agreement, dated December 29, 2023, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 2, 2024).
2.11	Sixth Amendment to Arrangement Agreement, dated March 29, 2024, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 1, 2024).
2.12	Seventh Amendment to Arrangement Agreement, dated April 25, 2024, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 30, 2024).
2.13	Eighth Amendment to Arrangement Agreement, dated May 8, 2024, by and among Canopy Growth Corporation, Canopy USA, LLC and Acreage Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 13, 2024).
3.1	Certificate of Incorporation and Articles of Amendment of Canopy Growth Corporation (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2020, filed with the SEC on June 1, 2020).
3.2	Bylaws of Canopy Growth Corporation (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 8, 2021).
3.3	Amendment to Articles of Canopy Growth Corporation, filed on December 15, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 18, 2023).
3.4	Articles of Amendment to Articles of Incorporation of Canopy Growth Corporation, filed on April 12, 2024 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 16, 2024).
4.1*	Description of Capital Stock of Canopy Growth Corporation.
4.2	Form of Canopy Growth Corporation Common Share Certificate (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended March 31, 2020, filed with the SEC on June 1, 2020).
4.3	Indenture, dated as of June 20, 2018, by and among Canopy Growth Corporation, Glas Trust Company LLC and Computershare Trust Company of Canada (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K, filed with the SEC on June 26, 2018).

4.4	Second Supplemental Indenture, dated as of June 29, 2022, by and among Canopy Growth Corporation, Computershare Trust Company, N.A., as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 5, 2022).
4.5	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 18, 2023).
4.6	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 19, 2024).
4.7	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 19, 2024).
4.8	Form of Convertible Debenture Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2024).
4.9	Form of Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2024).
10.1†	Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2022, filed with the SEC on May 31, 2022).
10.2†	Canopy Growth Corporation Amended and Restated Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended March 31, 2022, filed with the SEC on May 31, 2022).
10.3†	Form of Option Grant Agreement (U.S. and Canadian Employees) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 14, 2021).
10.4†	Form of Restricted Stock Unit Grant Agreement (U.S. Employees) (For Settlement in Common Shares Only) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on June 14, 2021).
10.5†	Form of Restricted Stock Unit Grant Agreement (For Non-U.S. Employees) (For Settlement in Common Shares Only) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on June 14, 2021).
10.6†	Form of Performance Stock Unit Grant Agreement (U.S. Employees) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 6, 2021).
10.7†	Form of Performance Stock Unit Grant Agreement (Canadian Employees) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 6, 2021).
10.8†	Canopy Growth Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 8, 2021).
10.9†	Canopy Growth Corporation Omnibus Equity Incentive Plan. (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 9, 2023).
10.10†	Form of Option Grant Agreement (U.S. and Canadian Employees) (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 9, 2023).
10.11†	Form of Option Grant Agreement (International Employees) (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 9, 2023).
10.12†	Form of Restricted Stock Unit Grant Agreement (U.S. Employees) (For Settlement in Common Shares Only) (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 9, 2023).
10.13†	Form of Restricted Stock Unit Grant Agreement (Non-U.S. Employees) (For Settlement in Common Shares Only) (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 9, 2023).
10.14*	Non-Employee Director Compensation Table.
10.15†	Executive Employment Agreement, dated as of December 8, 2019, by and between Canopy Growth Corporation and David Klein (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended March 31, 2020, filed with the SEC on June 1, 2020).
10.16†	Amendment to Executive Employment Agreement of David Klein, dated June 8, 2021 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on June 14, 2021).
10.17†	Amendment to Executive Employment Agreement of David Klein, dated June 14, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on June 17, 2022).

10.18†*	Amendment to Executive Employment Agreement of David Klein, effective June 8, 2024.
10.19‡	Debenture, dated as of September 23, 2020, issued by Universal Hemp, LLC to 11065220 Canada Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 23, 2020).
10.20‡	Credit Agreement, dated as of March 18, 2021, among Canopy Growth Corporation and 11065220 Canada Inc., as borrowers, the lenders party thereto and Wilmington Trust, National Association, as administrative and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on March 18, 2021).
10.21‡	Amendment No. 1 to Credit Agreement, dated as of October 24, 2022, among Canopy Growth Corporation, 11065220 Canada Inc., the lenders party thereto and Wilmington Trust, National Association (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on October 26, 2022).
10.22†	Amendment No. 2 to Credit Agreement, dated as of July 13, 2023, between Canopy Growth Corporation, 11065220 Canada Inc., the lenders party thereto and Wilmington Trust, National Association (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on July 14, 2023).
10.23†	Employment Agreement, effective as of March 29, 2022, between Canopy Growth Corporation and Judy Hong (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended March 31, 2022, filed with the SEC on May 31, 2022).
10.24†*	Amendment to Employment Agreement of Judy Hong, effective June 1, 2023.
10.25	Letter Agreement, dated October 24, 2022, by and among 11065220 Canada Inc., AFC Gamma Inc., Viridescent Realty Trust, Inc. and AFC Institutional Fund LLC (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on October 26, 2022).
10.26	Amended and Restated Protection Agreement, dated as of May 19, 2023, by and among Canopy USA, LLC, 11065220 Canada Inc. and Canopy Growth Corporation (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 9, 2023).
10.27	Second Amended and Restated Protection Agreement, dated as of January 25, 2024, by and among Canopy USA, LLC, 11065220 Canada Inc. and Canopy Growth Corporation (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023, filed with the SEC on February 9, 2024).
10.28	Amended and Restated Limited Liability Company Agreement of Canopy USA, LLC (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 9, 2023).
10.29	Second Amended and Restated Limited Liability Company Agreement of Canopy USA, LLC, dated April 30, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2024).
10.30	Form of Exchange Agreement dated June 29, 2023, by and between Canopy Growth Corporation and the investor signatory thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 3, 2023).
10.31	Form of Redemption Agreement dated July 13, 2023, by and between Canopy Growth Corporation and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on July 14, 2023).
10.32	Indenture, dated July 14, 2023, between the Canopy Growth Corporation and Odyssey Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on July 14, 2023).
10.33‡	Share Purchase Agreement, dated May 19, 2023, by and among Canopy USA, LLC and Huneeus 2017 Irrevocable Trust (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 9, 2023).
10.34	Form of Subscription Agreement, dated September 18, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 18, 2023).
10.35	Form of Registration Rights Agreement, between the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on September 18, 2023).
10.36‡	Agreement of Purchase and Sale, dated as of August 15, 2023, by and among the Canopy Growth Corporation, Tweed Inc. and Hershey Canada Inc. (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 9, 2023).
10.37	Form of Subscription Agreement, dated January 18, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 19, 2024).
10.38	Registration Rights Agreement, dated as of January 19, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 19, 2024).
10.39	Exchange Agreement, dated as of April 18, 2024, by and between Greenstar Canada Investment Limited Partnership and Canopy Growth Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 19, 2024).

10.40	Exchange and Subscription Agreement, dated as of May 2, 2024, by and between the Company and the investor party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2024).
10.41	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on May 6, 2024).
10.42†*	Employment Agreement, effective as of August 1, 2022, between Canopy Growth Corporation and Christelle Gedeon.
10.43†*	Amendment to Employment Agreement of Christelle Gedeon, effective August 21, 2023.
14.1*	Canopy Growth Corporation Code of Business Conduct and Ethics.
19.1*	Insider Trading Policy.
21.1*	List of Subsidiaries of Canopy Growth Corporation.
23.1*	Consent of PFK O'Connor Davies, Independent Registered Public Accounting Firm.
23.2*	Consent of KPMG, LLP, Independent Registered Public Accounting Firm.
24.1*	Power of Attorney (included on signature page hereto).
31.1*	Certification of the Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*†	Amended and Restated Clawback Policy.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† This document has been identified as a management contract or compensatory plan or arrangement.

* Filed herewith.

** This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section. Such exhibit shall not be deemed incorporated into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

‡ Portions of this exhibit are redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

‡‡ Portions of this exhibit are redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canopy Growth Corporation

Date: May 30, 2024

By: /s/ David Klein
_____
David Klein
Chief Executive Officer
(Principal Executive Officer)

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Klein and Judy Hong, and each of them, as his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ David Klein **David Klein**	Director and Chief Executive Officer *(Principal Executive Officer)*	May 30, 2024
/s/ Judy Hong **Judy Hong**	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	May 30, 2024
/s/ David Lazzarato **David Lazzarato**	Director	May 30, 2024
/s/ Willy Kruh **Willy Kruh**	Director	May 30, 2024
/s/ Luc Mongeau **Luc Mongeau**	Director	May 30, 2024
/s/ Theresa Yanofsky **Theresa Yanofsky**	Director	May 30, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Canopy Growth Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Canopy Growth Corporation and subsidiaries (the "Company") as of March 31, 2024, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 30, 2024, expressed an unqualified opinion.

We also audited the adjustments to the March 31, 2023 and 2022 consolidated financial statements to apply the retrospective adjustments relating to the share consolidation and the reporting of discontinued operations for the years ended March 31, 2023 and 2022 as described in Notes 2 and 6. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the Company's March 31, 2023 and 2022 consolidated financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the March 31, 2023 and 2022 consolidated financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As discussed in Note 2 to the consolidated financial statements, the Company raised substantial doubt about its ability to continue as a going concern for at least twelve months from the issuance of these consolidated financial statements, due to certain material debt obligations coming due in the short-term, recurring losses from operations and additional required financing to fund its business and operations. The Company concluded that the substantial doubt raised about the Company's ability to continue as a going concern has been alleviated as a result of management's plans discussed in Note 2.

We identified the Company's going concern assessment as a critical audit matter. There was a high degree of subjective auditor judgment in the evaluation of the key assumptions that were not directly observable when developing the financial forecast. The key assumptions in the Company's financial forecast included projections of cash flows, revenue and operating expenses.

The following are the primary procedures we performed to address this critical audit matter:

- Evaluated the design and tested the operating effectiveness of the internal control related to the Company's going concern assessment process.

- Reviewed agreements and other documentation related to transactions that occurred subsequent to year end which resulted in the Company receiving additional cash proceeds and modifying existing financing arrangements.

- Tested management's process for estimating the financial forecast, including the mathematical accuracy of the calculations and the completeness and accuracy of the information used in the calculations. Our procedures included analyzing historical performance, industry trends, and other economic conditions to evaluate the reasonableness of key assumptions related to the projections of cash flows, revenue, and operating expenses.

- Performed sensitivity analysis on key assumptions within the financial forecast.

- Used the financial forecast to evaluate the company's liquidity position, including its ability to meet its obligations as they become due within one year after the date that the financial statements are issued.

- Evaluated the Company's compliance with contractual financial arrangements, including debt covenants.

- Assessed the appropriateness of disclosures in the consolidated financial statements.

Fair value measurement of the Acreage, TerrAscend, Wana, and Jetty financial instruments

As discussed in Notes 5, 13, 25 and 31 to the consolidated financial statements, the Company has an obligation to acquire certain shares of various United States ("U.S.") cannabis operators, ("Operators") in return for a specified number of the Company's common shares, and an option, exercisable at its discretion, to acquire certain other Operators' shares in return for a specified number of the Company's common shares. The obligation and the option (collectively, the "financial instruments") become effective upon the occurrence (or waiver by the Company) of specified changes in U.S. federal laws relating to the legalization of cannabis or other conditions relating to the Company's reorganization as discussed in Note 5. The financial instruments are recorded at fair value through earnings in the consolidated financial statements at each reporting period. As of March 31, 2024, the Operators' financial instruments were recorded as a financial asset of $423.5 million, with a fair value loss of $123.6 million recognized in other income (expense), net, in the year ended March 31, 2024.

We identified the assessment of the fair value measurement of the financial instruments as a critical audit matter. There was a high degree of subjective auditor judgment in the evaluation of the key assumptions that were not directly observable, when determining the fair value of the financial instruments. The key assumptions included the probability of each scenario, the intrinsic value of the Operators, the probability and timing of U.S. legalization, the estimated premium on U.S. legalization, and the control premium. Additionally, the audit effort associated with the evaluation of the discount rate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:

- Evaluated the design and tested the operating effectiveness of the internal control over the Company's key assumptions noted above.

- Involved valuation professionals with specialized skills and knowledge who assisted in evaluating the Company's key assumptions noted above. The evaluation was achieved by applying the below procedures as applicable to the various financial instruments:

  - Evaluated the probability of each scenario by analyzing the Operators' and Canopy share prices, reading analyst reports, inspecting board meeting minutes, press releases, and public filings, and assessing the financial performance of the Operators.

  - Evaluated the intrinsic value of the Operators by considering both the Operators' share price and the enterprise values of comparable public companies.

  - Evaluated the probability and timing of U.S. legalization by monitoring political developments and the potential for relevant legislation in the U.S.

  - Evaluated the estimated premium on U.S. legalization by assessing the impact of cannabis legalization in Canada on the share prices of Canadian cannabis licensed producers at the time of Canadian legalization, analyzing the differences between the Canadian and U.S. cannabis markets, and assessing the extent to which the anticipated U.S. legalization of cannabis is reflected in the Operator's share price and option value.

  - Evaluated the control premium by comparing it to third party evidence, including publicly available market data for comparable transactions.

- Performed sensitivity analyses on certain assumptions for each scenario, the Discount for Lack of Marketability (DLOM) based on Asian Put Option, the Black Scholes Calculation, the Monte-Carlo simulation, the Discounted Cash Flow valuation, the Put Option, and for the Fair Value conclusions.

- Corroborated market inputs used in valuation models such as volatility, risk free rates, and stock prices.

- Assessed the appropriateness of disclosures in the consolidated financial statements.

Goodwill impairment assessment of the Storz & Bickel reporting unit

As discussed in Notes 3 and 16 to the consolidated financial statements, the Company reviews goodwill annually for impairment in the fourth quarter, or sooner if events or circumstances indicate that its carrying amount may not be recoverable. The Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate this is the case, then a quantitative test is performed and an impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of the goodwill. The fair value of the Storz & Bickel ("S&B") reporting unit was determined using the income valuation method. An impairment of $42.1 million was recognized as the estimated fair value of the S&B reporting unit was less than its carrying value. The carrying value at March 31, 2024, of the goodwill associated with the Storz & Bickel reporting unit was $43.2 million.

We identified the evaluation of the recoverability of the carrying value of goodwill for the S&B reporting unit as a critical audit matter. Specifically, our evaluation of certain assumptions, including revenue growth rate projections and the discount rate, required a high degree of auditor judgment as they were based on subjective determinations of future market and economic conditions. Additionally, the audit effort associated with the evaluation of the discount rate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter.

- We evaluated the design and tested the operating effectiveness of the internal control related to the Company's goodwill impairment process.

- We evaluated the reasonableness of the Company's revenue growth rate projections for the S&B reporting unit by comparing these to publicly available market data, the Company's business strategy, and historical performance.

- We involved valuation professionals with specialized skills and knowledge, who assisted in:

  - Performing sensitivity analysis on the impairment testing.

  - Performing sensitivity analysis on the Discounted Cash Flow Method.

  - Evaluating the discount rate by comparing it against a range of discount rates that was independently developed using publicly available market data for comparable entities.

  - Developing an estimate of the S&B reporting unit's fair value using the reporting unit's cash flow forecast and an independently developed discount rate and comparing the results of our estimate of fair value to the Company's fair value estimate.

- Assessed the appropriateness of disclosures in the consolidated financial statements.

/s/ PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2023.

New York, New York
May 30, 2024

PCAOB ID No. 127

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Canopy Growth Corporation:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the retrospective adjustments relating to the share consolidation and the reporting of discontinued operations as described in Notes 2 and 6, respectively, the consolidated balance sheet of Canopy Growth Corporation and subsidiaries (the Company) as of March 31, 2023, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the years in the two-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements). The 2023 and 2022 consolidated financial statements, before the effects of the retrospective adjustments relating to the share consolidation and the reporting of discontinued operations as described in Notes 2 and 6, are not presented herein.

In our opinion, the consolidated financial statements, before the effects of the retrospective adjustments relating to the share consolidation and the reporting of discontinued operations as described in Notes 2 and 6, respectively, present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments relating to the share consolidation and to the reporting of discontinued operations as described in Notes 2 and 6, respectively, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has material debt obligations coming due in the short-term, has suffered recurring losses from operations and requires additional capital to fund its operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We served as the Company's auditor from 2018 to 2023.

Ottawa, Canada
June 22, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Canopy Growth Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Canopy Growth Corporation's (the "Company") internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet of the Company as of March 31, 2024, and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the year ended March 31, 2024, and our report dated May 30, 2024, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PKF O'Connor Davies, LLP

New York, New York
May 30, 2024

CANOPY GROWTH CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars, except number of shares and per share data)

		March 31, 2024		March 31, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	170,300	$	667,693
Short-term investments		33,161		105,526
Restricted short-term investments		7,310		11,765
Amounts receivable, net		51,847		68,459
Inventory		77,292		83,230
Assets of discontinued operations		8,038		116,291
Prepaid expenses and other assets		23,232		24,290
Total current assets		371,180		1,077,254
Other financial assets		437,629		568,292
Property, plant and equipment		320,103		471,271
Intangible assets		104,053		160,750
Goodwill		43,239		85,563
Noncurrent assets of discontinued operations		-		56,569
Other assets		24,126		19,996
Total assets	$	1,300,330	$	2,439,695
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	28,673	$	31,835
Other accrued expenses and liabilities		54,039		53,743
Current portion of long-term debt		103,935		556,890
Liabilities of discontinued operations		-		67,624
Other liabilities		48,068		93,750
Total current liabilities		234,715		803,842
Long-term debt		493,294		749,991
Noncurrent liabilities of discontinued operations		-		3,417
Other liabilities		71,814		122,423
Total liabilities		799,823		1,679,673
Commitments and contingencies				
Canopy Growth Corporation shareholders' equity:				
Common shares - $nil par value; Authorized - unlimited number of shares; Issued and outstanding - 91,115,501 shares and 51,730,555 shares, respectively[1]		8,244,301		7,938,571
Additional paid-in capital		2,602,148		2,506,485
Accumulated other comprehensive loss		(16,051)		(13,860)
Deficit		(10,330,030)		(9,672,761)
Total Canopy Growth Corporation shareholders' equity		500,368		758,435
Noncontrolling interests		139		1,587
Total shareholders' equity		500,507		760,022
Total liabilities and shareholders' equity	$	1,300,330	$	2,439,695

[1] Prior year share amounts have been retrospectively adjusted to reflect the Share Consolidation (as defined below), which became effective on December 15, 2023. See Note 2 for details.

The accompanying notes are an integral part of these consolidated financial statements.

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands of Canadian dollars, except number of shares and per share data)

		Years ended March 31,	
	2024	2023	2022
Revenue	$ 343,934	$ 381,250	$ 537,592
Excise taxes	46,788	47,997	61,893
Net revenue	297,146	333,253	475,699
Cost of goods sold	216,264	396,782	663,113
Gross margin	80,882	(63,529)	(187,414)
Operating expenses			
Selling, general and administrative expenses	229,429	342,517	415,445
Share-based compensation	14,180	25,322	46,686
Loss on asset impairment and restructuring	65,987	2,199,146	369,254
Total operating expenses	309,596	2,566,985	831,385
Operating loss from continuing operations	(228,714)	(2,630,514)	(1,018,799)
Loss from equity method investments	-	-	(100)
Other income (expense), net	(242,641)	(455,644)	751,041
Loss from continuing operations before income taxes	(471,355)	(3,086,158)	(267,858)
Income tax (expense) recovery	(12,327)	5,728	8,948
Net loss from continuing operations	(483,682)	(3,080,430)	(258,910)
Net loss from discontinued operations, net of income tax	(192,113)	(229,116)	(71,657)
Net loss	(675,795)	(3,309,546)	(330,567)
Net loss from continuing operations attributable to noncontrolling interests and redeemable noncontrolling interest	-	(1,897)	(4,372)
Net loss from discontinued operations attributable to noncontrolling interests and redeemable noncontrolling interest	(18,526)	(29,491)	(16,152)
Net loss attributable to Canopy Growth Corporation	$ (657,269)	$ (3,278,158)	$ (310,043)
Basic and diluted loss per share[1]			
Continuing operations	$ (6.47)	$ (66.39)	$ (6.50)
Discontinued operations	(2.32)	(4.30)	(1.42)
Basic and diluted loss per share	$ (8.79)	$ (70.69)	$ (7.92)
Basic and diluted weighted average common shares outstanding[1]	74,787,521	46,372,441	39,132,428
Comprehensive income (loss):			
Net loss from continuing operations	$ (483,682)	$ (3,080,430)	$ (258,910)
Other comprehensive income (loss), net of income tax			
Fair value changes of own credit risk of financial liabilities	(12,334)	30,722	21,180
Foreign currency translation	(917)	27,207	(45,352)
Total other comprehensive income (loss), net of income tax	(13,251)	57,929	(24,172)
Comprehensive loss from continuing operations	(496,933)	(3,022,501)	(283,082)
Comprehensive loss from discontinued operations	(192,113)	(229,116)	(71,657)
Comprehensive loss	(689,046)	(3,251,617)	(354,739)
Comprehensive loss from continuing operations attributable to noncontrolling interests and redeemable noncontrolling interest	-	(1,897)	(4,372)
Comprehensive loss from discontinued operations attributable to noncontrolling interests and redeemable noncontrolling interest	(18,526)	(29,491)	(16,152)
Comprehensive loss attributable to Canopy Growth Corporation	$ (670,520)	$ (3,220,229)	$ (334,215)

[1] Prior year share and per share amounts have been retrospectively adjusted to reflect the Share Consolidation (as defined below), which became effective on December 15, 2023. See Note 2 for details.

The accompanying notes are an integral part of these consolidated financial statements.

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of Canadian dollars)

Year ended March 31, 2024

	Common shares	Share-based reserve	Additional paid-in capital		Ownership changes	Redeemable noncontrolling interest	Accumulated other comprehensive income (loss)	Deficit	Noncontrolling interests	Total
			Warrants							
Balance at March 31, 2023	$ 7,938,571	$ 498,150	$ 2,581,788		$ (521,961)	$ (51,492)	$ (13,860)	$ (9,672,761)	$ 1,587	$ 760,022
Private Placement, net of issuance costs	37,212	9,820	28,731		-	-	-	-	-	75,763
Other issuances of common shares	252,576	(80)	-		-	-	11,060	-	-	263,556
Exercise of Previous Equity Incentive Plan stock options	293	(293)	-		-	-	-	-	-	-
Share-based compensation	-	14,180	-		-	-	-	-	-	14,180
Issuance and vesting of restricted share units and performance share units	7,199	(7,199)	-		-	-	-	-	-	-
Changes in redeemable noncontrolling interest	-	-	-		-	(18,526)	-	-	18,526	-
Ownership changes relating to noncontrolling interests, net	-	-	-		-	70,018	-	-	(1,436)	68,582
Redemption of redeemable noncontrolling interest	8,450	-	-		(988)	-	-	-	(12)	7,450
Comprehensive loss	-	-	-		-	-	(13,251)	(657,269)	(18,526)	(689,046)
Balance at March 31, 2024	$ 8,244,301	$ 514,578	$ 2,610,519		$ (522,949)	$ -	$ (16,051)	$ (10,330,030)	$ 139	$ 500,507

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of Canadian dollars)

Year ended March 31, 2023

	Common shares	Additional paid-in capital			Redeemable noncontrolling interest	Accumulated other comprehensive income (loss)	Deficit	Noncontrolling interests	Total
		Share-based reserve	Warrants	Ownership changes					
Balance at March 31, 2022	$7,482,809	$ 492,041	$ 2,581,788	$ (509,723)	$ (42,860)	$ (42,282)	$ (6,378,199)	$ 4,341	$ 3,587,915
Cumulative effect from adoption of ASU 2020-06	-	4,452	-	-	-	-	(729)	-	3,723
Other issuances of common shares	141,996	(1,951)	-	-	-	-	-	-	140,045
Exercise of Previous Equity Incentive Plan stock options	1,597	(1,316)	-	-	-	-	-	-	281
Share-based compensation	-	25,322	-	-	-	-	-	-	25,322
Issuance and vesting of restricted share units and performance share units	20,398	(20,398)	-	-	-	-	-	-	-
Changes in redeemable noncontrolling interest	-	-	-	4,723	17,630	-	-	29,544	51,897
Ownership changes relating to noncontrolling interests, net	-	-	-	-	-	-	-	710	710
Redemption of redeemable noncontrolling interest	26,506	-	-	(16,961)	(26,262)	-	(15,675)	(1,620)	(34,012)
Settlement of unsecured senior notes	265,265	-	-	-	-	(29,507)	-	-	235,758
Comprehensive income (loss)	-	-	-	-	-	57,929	(3,278,158)	(31,388)	(3,251,617)
Balance at March 31, 2023	$7,938,571	$ 498,150	$2,581,788	$ (521,961)	$ (51,492)	$ (13,860)	$ (9,672,761)	$ 1,587	$ 760,022

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of Canadian dollars)

Year ended March 31, 2022

	Common shares	Additional paid-in capital — Share-based reserve	Warrants	Ownership changes	Redeemable noncontrolling interest	Accumulated other comprehensive income (loss)	Deficit	Noncontrolling interests	Total
Balance at March 31, 2021	$7,168,557	$480,786	$2,568,438	$(512,340)	$(121,234)	$(34,240)	$(6,068,156)	$4,709	$3,486,520
Other issuances of common shares and warrants	298,145	(30,457)	-	-	-	-	-	-	267,688
Replacement equity instruments from the acquisition of Supreme Cannabis	-	5,566	13,350	-	-	-	-	-	18,916
Exercise of Previous Equity Incentive Plan stock options	8,855	(3,288)	-	-	-	-	-	-	5,567
Share-based compensation	-	46,686	-	-	-	-	-	-	46,686
Issuance and vesting of restricted share units	7,252	(7,252)	-	-	-	-	-	-	-
Changes in redeemable noncontrolling interest	-	-	-	-	83,483	-	-	19,317	102,800
Ownership changes relating to noncontrolling interests	-	-	-	-	-	-	-	839	839
Redemption of redeemable noncontrolling interests	-	-	-	2,617	(5,109)	-	-	-	(2,492)
Disposal of consolidated entities	-	-	-	-	-	16,130	-	-	16,130
Comprehensive loss	-	-	-	-	-	(24,172)	(310,043)	(20,524)	(354,739)
Balance at March 31, 2022	$7,482,809	$492,041	$2,581,788	$(509,723)	$(42,860)	$(42,282)	$(6,378,199)	$4,341	$3,587,915

The accompanying notes are an integral part of these consolidated financial statements.

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

	Years ended March 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (675,795)	$ (3,309,546)	$ (330,567)
Loss from discontinued operations, net of income tax	(192,113)	(229,116)	(71,657)
Net loss from continuing operations	(483,682)	(3,080,430)	(258,910)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation of property, plant and equipment	28,376	55,575	76,136
Amortization of intangible assets	24,800	24,458	34,805
Share of loss on equity method investments	-	-	100
Share-based compensation	14,180	25,322	46,686
Loss on asset impairment and restructuring	53,797	2,170,588	332,949
Income tax expense (recovery)	12,327	(5,728)	(8,948)
Non-cash fair value adjustments and charges related to settlement of unsecured senior notes	160,468	353,827	(866,739)
Change in operating assets and liabilities, net of effects from purchases of businesses:			
Amounts receivable	(3,749)	6,242	16,153
Inventory	1,034	68,438	204,219
Prepaid expenses and other assets	(2,433)	12,530	27,594
Accounts payable and other accrued expenses and accrued liabilities	9,115	(28,240)	(42,962)
Other, including non-cash foreign currency	(42,654)	2,995	(7,367)
Net cash used in operating activities - continuing operations	(228,421)	(394,423)	(446,284)
Net cash used in operating activities - discontinued operations	(53,529)	(163,123)	(99,527)
Net cash used in operating activities	(281,950)	(557,546)	(545,811)
Cash flows from investing activities:			
Purchases of and deposits on property, plant and equipment	(3,449)	(9,114)	(36,684)
Purchases of intangible assets	(547)	(1,337)	(11,429)
Proceeds on sale of property, plant and equipment	154,052	13,609	27,279
Redemption of short-term investments	78,549	502,589	546,010
Net cash (outflow) proceeds on sale of subsidiaries	(955)	14,932	118,149
Net cash outflow on acquisition of subsidiaries	-	-	(14,947)
Investment in other financial assets	(347)	(67,150)	(379,414)
Other investing activities	(7,705)	3,900	(18,126)
Net cash provided by investing activities - continuing operations	219,598	457,429	230,838
Net cash provided by (used in) investing activities - discontinued operations	21,992	(24,050)	(19)
Net cash provided by investing activities	241,590	433,379	230,819
Cash flows from financing activities:			
Proceeds from issuance of common shares and warrants	81,063	1,049	2,700
Proceeds from exercise of stock options	-	281	5,567
Issuance of long-term debt and convertible debentures	-	135,160	-
Repayment of long-term debt	(509,779)	(118,179)	(50,763)
Other financing activities	(36,339)	(38,005)	(3,037)
Net cash used in financing activities	(465,055)	(19,694)	(45,533)
Effect of exchange rate changes on cash and cash equivalents	(1,292)	44,863	(18,123)
Net decrease in cash and cash equivalents	(506,707)	(98,998)	(378,648)
Cash and cash equivalents, beginning of period[1]	677,007	776,005	1,154,653
Cash and cash equivalents, end of period[2]	$ 170,300	$ 677,007	$ 776,005

[1] Includes cash of our discontinued operations of $9,314, $13,610 and $4,768 for March 31, 2023, 2022 and 2021, respectively.
[2] Includes cash of our discontinued operations of $nil, $9,314 and $13,610 for March 31, 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CANOPY GROWTH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

	Years ended March 31,		
	2024	**2023**	**2022**
Supplemental disclosure of cash flow information			
Cash received during the period:			
Income taxes	$ 6,238	$ 5,511	$ 1,299
Interest	$ 18,097	$ 28,500	$ 16,175
Cash paid during the period:			
Income taxes	$ 2,082	$ 1,184	$ 2,641
Interest	$ 98,118	$ 131,824	$ 119,249
Noncash investing and financing activities			
Additions to property, plant and equipment	$ 106	$ 38	$ 1,408

The accompanying notes are an integral part of these consolidated financial statements.

CANOPY GROWTH CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

1. DESCRIPTION OF BUSINESS

Canopy Growth Corporation is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario. References in these consolidated financial statements to "Canopy Growth" or "the Company" refer to Canopy Growth Corporation and its subsidiaries.

The principal activities of the Company are the production, distribution and sale of a diverse range of cannabis and cannabinoid-based products for both adult-use and medical purposes under a portfolio of distinct brands in Canada pursuant to the *Cannabis Act*, SC 2018, c 16 (the "*Cannabis Act*")*,* which came into effect on October 17, 2018 and regulates both the medical and adult-use cannabis markets in Canada. The Company has also expanded to jurisdictions outside of Canada where cannabis and/or hemp is federally lawful, permissible and regulated, and the Company, through its subsidiaries, operates in the United States, Australia, Germany, and certain other global markets. Additionally, the Company produces, distributes and sells vaporizers and similar cannabis accessories.

2. BASIS OF PRESENTATION

The consolidated financial statements as of and for the years ended March 31, 2024, 2023, and 2022 have been presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Canopy Growth has determined that the Canadian dollar is the most relevant and appropriate reporting currency as, despite continuing shifts in the relative size of our operations across multiple geographies, the majority of our operations are conducted in Canadian dollars and our financial results are prepared and reviewed internally by management in Canadian dollars. Our consolidated financial statements, and the financial information contained herein, are reported in thousands of Canadian dollars, except share and per share amounts or as otherwise stated.

Going Concern

The consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

In the Company's condensed interim consolidated financial statements for the period ended December 31, 2023, the Company raised substantial doubt about the Company's ability to continue as a going concern for at least twelve months from the issuance of those condensed interim consolidated financial statements, due to certain material debt obligations coming due in the short-term, recurring losses from operations and additional required financing to fund its business and operations.

As of this filing, the Company has been able to successfully mitigate the substantial doubt by completing several actions including: (i) the completion of a US$35 million private placement unit offering in January 2024; (ii) the receipt of $25 million of proceeds in March 2024 from the BioSteel Canada asset sale; (iii) the exchange of the $100 million promissory note held by a subsidiary of Constellation Brands into Exchangeable Shares of Canopy Growth; (iv) the receipt of gross proceeds of approximately US$50 million and the exchange of approximately $27.5 million of existing debt maturing in September 2025 in exchange for a new senior unsecured convertible debenture of the Company, maturing May 2029, and the issuance of warrants of the Company. Following the completion of the above actions, the Company does not have any material debt obligation coming due until March 2026.

The Company is also currently evaluating several different strategies and intends to pursue actions that are expected to further increase its liquidity position, including, but not limited to, pursuing additional actions under its cost-savings plan and seeking additional financing from both the public and private markets through the issuance of equity and/or debt securities.

As a result of management's plans above, management concludes that the substantial doubt about the Company's ability to continue as a going concern has been alleviated.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all entities in which the Company either has a controlling voting interest or is the primary beneficiary of a variable interest entity. All intercompany accounts and transactions have been eliminated on consolidation.

Variable interest entities

A variable interest entity ("VIE") is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to control the entity's activities or do not substantially participate in the gains and losses of the entity. Upon inception of a contractual agreement, and thereafter, if a reconsideration event occurs, the Company performs an assessment to determine whether the arrangement contains a variable interest in an entity and whether that entity is a VIE. The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Under ASC 810 – *Consolidations*, where the Company concludes that it is the primary beneficiary of a VIE, the Company consolidates the accounts of that VIE.

Equity method investments

Investments accounted for using the equity method include those investments where the Company: (i) can exercise significant influence over the other entity and (ii) holds common stock and/or in-substance common stock of the other entity. Under the equity method, investments are carried at cost, and subsequently adjusted for the Company's share of net income (loss), comprehensive income (loss) and distributions received from the investee. If the current fair value of an investment falls below its carrying amount, this may indicate that an impairment loss should be recorded. Any impairment losses recognized are not reversed in subsequent periods.

Use of estimates

The preparation of these consolidated financial statements and accompanying notes in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates. Financial statement areas that require significant judgements and estimates are as follows:

Allowance for credit losses - The assessment involves judgement and incorporates estimates of loss based on available information relevant to considering the collectability and includes consideration of economic and business conditions, default trends and other internal and external factors. The amount is subject to change based on experience and new information which could result in outcomes that require adjustment to the carrying amounts affecting future periods.

Inventory reserves - The Company records inventory reserves based on the Company's estimated forecast of product demand, production requirements, market conditions and regulatory environment. Actual losses may differ from management's estimates.

Estimated useful lives, impairment considerations, and amortization of property, plant and equipment and intangible assets - Amortization of capital and intangible assets is dependent upon estimates of useful lives based on management's judgment.

Goodwill and indefinite lived intangible asset impairment testing requires management to make estimates in the impairment testing model. On at least an annual basis, the Company tests whether goodwill and indefinite lived intangible assets are impaired. The reporting unit's fair value is determined using a discounted future cash flow model, which incorporate assumptions regarding future events, specifically future cash flows, growth rates and discount rates.

Impairment of long-lived assets is influenced by judgment in defining an asset group and determining the indicators of impairment, and estimates used to measure impairment losses.

Legal proceedings - Judgement is used in determining the probability of incurring a loss in addition to determining the estimated amount. Amounts recorded are based on management's judgement and actual amounts recorded may not be realized.

Fair value measurement of financial instruments - The use of various valuation approaches described in Note 25 may involve uncertainties and determinations based on the Company's judgment and any value estimated from these techniques may not be realized or realizable.

Consolidation of variable interest entities - The determination of whether the Company is the primary beneficiary of a variable interest entity requires significant judgement. The assessment requires a qualitative analysis of power and benefits of the variable interest entity.

Share Consolidation

On December 13, 2023, the Company announced that the Company's board of directors (the "Board") had approved the consolidation of the Company's issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares (the "Share Consolidation"). The Share Consolidation was implemented to ensure that the Company continues to comply with the listing requirements of the Nasdaq Global Select Market.

The Share Consolidation was approved by the Company's shareholders at the annual general and special meeting of shareholders held on September 25, 2023. The Share Consolidation became effective on December 15, 2023. No fractional common shares were issued in connection with the Share Consolidation. Any fractional common shares arising from the Share Consolidation were deemed to have been tendered by its registered owner to the Company for cancellation for no consideration. In addition, the exercise or conversion price and/or the number of common shares issuable under any of the Company's outstanding convertible securities, were proportionately adjusted in connection with the Share Consolidation.

All issued and outstanding common shares, per share amounts, and outstanding equity instruments and awards exercisable into common shares, as well as the exchange ratios for the Fixed Shares (as defined below) and the Floating Shares (as defined below) in connection with the Acreage Amending Arrangement and the Floating Share Arrangement (as defined below), respectively, contained in the consolidated financial statements of the Company and notes thereto have been retroactively adjusted to reflect the Share Consolidation for all prior periods presented.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign currency translation

In preparing the financial statements of individual entities, transactions in currencies other than the entity's functional currency are recognized at exchange rates in effect on the date of the transactions. At each reporting date monetary assets and liabilities denominated in foreign currencies are re-translated at the exchange rates applicable at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized through net income (loss).

For the purposes of presenting consolidated financial statements, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates applicable at the balance sheet date. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in accumulated other comprehensive income (loss). Transactional exchange gains and losses are included in other income (expense), net.

Cash equivalents and short-term investments

Cash and cash equivalents consist of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Investments with maturities or redemption dates greater than 90 days at the date of purchase are included in short-term investments. The Company's investments in debt securities, if any, have been classified and accounted for using the fair value option. Unrealized gain and losses on debt securities, if any, are recognized in net income (loss). All other short-term investments are recorded at fair value with gains or losses recognized in net income (loss).

Restricted short-term investments

The Company considers short-term investments to be restricted when withdrawal or general use is legally restricted.

Accounts receivable

Accounts receivables are recorded at the invoiced amount and arise out of the sales to customers. The Company is exposed to credit losses primarily through sales of products and maintains an allowance for credit losses at an amount sufficient to absorb losses inherent in its accounts receivable portfolio as of the reporting dates based on the projection of expected credit losses. The allowance for credit losses represents management's best estimate of probable credit losses in accounts receivable, taking into account a combination of past events, current conditions, and supportable forecasts. The Company estimates and reserves for its allowance for credit losses based on its experience with past due accounts and collectability, write-off history, the aging of accounts receivable and an analysis of customer data.

Inventory

Inventory consists of raw materials, supplies and consumables used in the inventory process, merchandise for sale, finished goods and work-in-process such as pre-harvested cannabis plants, by-products to be extracted, oils, gel capsules and edible products. Inventory is valued at the lower of cost and net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost is determined using standard costs, approximating average costs, and include direct and indirect labor, consumables, materials, packaging supplies, utilities, facilities costs, quality and testing costs, production related depreciation and other overhead costs. The Company records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, age of inventory, historical experience and application of the specific identification method. The Company classifies cannabis inventory as a current asset, although part of such inventory, because of the duration of the cultivation, drying, and conversion process, ordinarily would not be utilized within one year.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized in net income (loss).

Depreciation is calculated on a straight-line basis over the expected useful lives of the assets, which are as follows:

	Years
Buildings and greenhouses	20 - 50
Production and warehouse equipment	5 - 30
Office and lab equipment	3 - 10
Computer equipment	3 - 5
Leasehold improvements	Lesser of estimated useful life or lease term

Depreciation commences upon the property, plant and equipment becoming available for its intended use. Construction in progress is measured at cost and upon completion reclassified to one of the Company's five classes of property, plant and equipment as noted in the above table, depending on the nature of the associated assets.

Estimates of useful life and residual value, and the method of depreciation, are reviewed only when events or changes in circumstances indicate that the current estimates or depreciation method are no longer appropriate. Any changes are accounted for on a prospective basis as a change in estimate.

Intangible assets

Finite lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition, while intangible assets that are internally generated are recognized at cost.

Amortization is provided on a straight-line basis over the following terms:

	Years
Intellectual property	5 - 15
Distribution channel	5 - 11
Operating licenses	5 - 8
Software and domain names	3 - 5
Brands	2 - 5

The estimated useful life and amortization method are reviewed at the end of each reporting year, with the effect of any changes in estimate being accounted for on a prospective basis.

Goodwill and indefinite lived intangible assets

Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Company reviews goodwill and indefinite lived intangible assets annually for impairment in the fourth quarter, or sooner, if events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If factors indicate this is the case, then a quantitative test is performed and an impairment is recorded for any excess carrying value above the reporting unit's fair value, not to exceed the amount of goodwill.

Year ended March 31, 2022

In the three months ended March 31, 2022, the Company changed the composition of its reporting units within the global cannabis segment as a result of: (i) the completion of the Company's divestiture of its interest in C³ (the "C³ Divestiture") (see Note 30(b)); and (ii) a strategic shift in the Company's KeyLeaf Life Sciences ("KeyLeaf") business to focus on non-cannabis extraction activities. Accordingly, goodwill was reassigned to the KeyLeaf reporting unit from the cannabis operations reporting unit, using the relative fair value allocation approach. There were no changes to the reporting units included in the Company's other consumer products segment in the year ended March 31, 2022.

The Company performed its annual goodwill impairment test in the three months ended March 31, 2022, and recognized impairment losses in relation to its KeyLeaf and This Works reporting units.

Year ended March 31, 2023

In the three months ended June 30, 2022, the Company recognized a goodwill impairment loss in relation to the cannabis operations reporting unit in the global cannabis segment, representing the entirety of the goodwill assigned to the cannabis operations reporting unit. In the three months ended September 30, 2022, following the completion of certain restructuring actions which were initiated in the three months ended March 31, 2022, and which were aligned with the Company's strategic review of its business, the Company changed the structure of its internal management financial reporting and began reporting its financial results for the following five reportable segments: (i) Canada cannabis; (ii) International markets cannabis; (iii) Storz & Bickel; (iv) BioSteel; and

(v) This Works. There were no changes to the composition of the Company's reporting units to which goodwill remains assigned resulting from the change in reportable segments.

The Company recognized goodwill impairment losses in the three months ended September 30, 2022 in relation to its This Works reporting unit (continuing operations) and BioSteel reporting unit (discontinued operations). In the three months ended March 31, 2023, the Company performed its annual goodwill impairment test and noted no additional impairments. Refer to Note 16 for further details.

Year ended March 31, 2024

For the year-end March 31, 2024, the Company deconsolidated BioSteel and classified its results as discontinued operations, (see Note 6). As a result, the Company now reports its financial results for the following four reportable segments: (i) Canada cannabis; (ii) International markets cannabis; (iii) Storz & Bickel; and (iv) This Works. On December 18, 2023, the Company completed the sale of This Works and as of such date, the results of This Works are no longer included in the Company's financial results (see Note 35). In the three months ended March 31, 2024, the Company performed its annual goodwill impairment test and recognized impairment losses in relation to its Storz & Bickel reporting unit. Refer to Note 16 for further details.

Indefinite lived intangible assets are comprised of certain acquired brand names and operating licenses, which are carried at cost less accumulated impairment losses. The Company reviews the classification each reporting period to decide whether the assessment made about the useful life as indefinite or finite is still appropriate. Any change is accounted for on a prospective basis as a change in estimate.

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets, including property, plant and equipment and finite lived intangible assets whenever events or changes in circumstances indicate a potential impairment exists. The Company groups assets at the lowest level for which cash flows are separately identifiable, referred to as an asset group. When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis for the respective asset or asset group. If the sum of the undiscounted cash flow is less than the carrying value of the asset or asset group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any.

Redeemable noncontrolling interest

Redeemable noncontrolling interest is presented as mezzanine equity. The balance of the redeemable noncontrolling interest is reported at the greater of the initial carrying amount adjusted for the redeemable noncontrolling interest's share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. The Company adjusts the carrying amount of the redeemable interest to the redemption amount each period, assuming the interest was redeemable at the balance sheet date with changes in fair value recorded in equity.

Revenue recognition

The Company's cannabis revenue is comprised of sales of: (i) adult-use cannabis products in Canada, either to government agencies or third-party retailers under a "business-to-business" wholesale model; and (ii) medical and other cannabis products in Canada and certain other countries. The Company's revenue is also comprised of sales of vaporizers and similar cannabis accessories, merchandise, and revenue from other sources.

The Company's revenue-generating activities have a single performance obligation and revenue is recognized at the point in time when control of the product transfers and the Company's obligations have been fulfilled. This generally occurs when the product is shipped or delivered to the customer, depending upon the method of distribution and shipping terms set forth in the customer contract. In accordance with contracts with certain of the Company's Canadian provincial and territorial customers, the Company fulfills its obligations only when the customer transfers control of the product to the end consumer. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of the Company's product. Certain of the Company's customer contracts, most notably those with the Canadian provincial and territorial agencies, may provide the customer with a right of return. In certain circumstances the Company may also provide a retrospective price adjustment to a customer. These items give rise to variable consideration, which is recognized as a reduction of the transaction price based upon the expected amounts of the product returns and price adjustments at the time revenue for the corresponding product sale is recognized. The determination of the reduction of the transaction price for variable consideration requires that the Company make certain estimates and assumptions that affect the timing and amounts of revenue recognized. The Company estimates this variable consideration by taking into account factors such as historical information, current trends, forecasts, provincial and territorial inventory levels, availability of actual results and expectations of demand. The Company recognizes a liability for sales refunds within other current liabilities, and an asset for the value of inventory which is expected to be returned is recognized within prepaid expenses and other assets on the consolidated balance sheets.

Sales of products are for cash or otherwise agreed-upon credit terms. The Company's payment terms vary by location and customer; however, the time period between when revenue is recognized and when payment is due is not significant.

Cost of goods sold

The types of costs included in cost of goods sold are raw materials, packaging materials, manufacturing costs, plant facilities administrative support and overheads, and freight and warehouse costs, including distribution costs. Cost of goods sold also includes inventory valuation adjustments.

Advertising

Advertising costs are expensed as incurred. Advertising expenses totaled $28,656, $28,294 and $53,382 in the years ended March 31, 2024, 2023, and 2022, respectively.

Research and development

Research and development costs are expensed as incurred. Research and development expenses totaled $4,611, $21,718, and $32,261 in the years ended March 31, 2024, 2023, and 2022, respectively.

Asset impairment and restructuring costs

Asset impairment and restructuring costs consist of property, plant and equipment, intangible asset and goodwill impairment charges, asset abandonment costs, contractual and other settlement costs, and employee-related and other restructuring costs recognized in connection with: (i) the restructuring of the Company's global operations that commenced in the year ended March 31, 2020 and continued strategic review of its business; and (ii) other impairments. Offsetting the charges for the year ended March 31, 2024 was a gain on sale of the Company's production facility as sale proceeds exceeded the carrying value that was previously impaired. Refer to Note 7 for further details.

When a long-lived asset is abandoned its carrying amount is adjusted to its salvage value, if any. In determining the salvage value of our long-lived assets, management considers information from manufacturers, historical data, and industry standards. In certain cases, management may obtain third party appraisals to estimate salvage value.

Share-based compensation

The Company accounts for share-based compensation using the fair value method. With the exception of a limited number of share-based awards subject to market-based performance conditions that are valued using the Monte Carlo simulation model, the fair value of awards granted is estimated at the date of grant using the Black-Scholes model. The share-based compensation expense is based on the fair value of share-based awards at the grant date and the expense is recognized over the related service period following a graded vesting expense schedule. Forfeitures are estimated at the time of grant and revised in subsequent periods if there is a difference in actual forfeitures and the estimate.

For awards with service and/or non-market based performance conditions, the amount of compensation expense recognized is based on the number of awards expected to vest, reflecting estimated expected forfeitures, and is adjusted to reflect those awards that do ultimately vest. For awards with performance conditions, the Company recognizes the compensation expense if and when the Company concludes that it is probable that the performance condition will be achieved. The Company reassesses the probability of achieving the performance condition at each reporting date.

Income taxes

Income taxes are comprised of current and deferred taxes. These taxes are accounted for using the liability method. Current tax is recognized in connection with income for tax purposes, unrealized tax benefits and the recovery of tax paid in a prior period and measured using the enacted tax rates and laws applicable to the taxation period during which the income for tax purposes arose. Deferred tax is recognized on the difference between the carrying amount of an asset or a liability, as reflected in the financial statements, and the corresponding tax base, used in the computation of income for tax purposes ("temporary difference") and measured using the enacted tax rates and laws as at the balance sheet date that are expected to apply to the income that the Company expects to arise for tax purposes in the period during which the difference is expected to reverse. Management assesses the likelihood that a deferred tax asset will be realized and a valuation allowance is provided to the extent that it is more likely than not that all or a portion of a deferred tax asset will not be realized. The determination of both current and deferred taxes reflects the Company's interpretation of the relevant tax rules and judgement.

An unrealized tax benefit may arise in connection with a period that has not yet been reviewed by the relevant tax authority. A change in the recognition or measurement of an unrealized tax benefit is reflected in the period during which the change occurs.

Income taxes are recognized in the consolidated statement of operations, except when they relate to a pre-tax item that is recognized in other comprehensive income (loss) or directly in equity, respectively. Income taxes recognized in other comprehensive income (loss) or equity are reclassified to the consolidated statement of operations if the corresponding pre-tax item is reclassified to the consolidated statement of operations. Where income taxes arise from the initial accounting for a business combination, these are embedded in the pre-tax accounting for the business combination.

Interest and penalties in respect of income taxes are not recognized in the consolidated statement of operations as a component of income taxes but as a component of interest expense.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing reported net income (loss) by the weighted average number of common shares outstanding for the reporting period. Diluted earnings (loss) per share is computed by dividing earnings (loss) by the sum of the weighted average number of common shares and the number of dilutive potential common share equivalents outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares of the Company during the reporting periods. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of warrants, vested share options, RSUs and the incremental shares issuable upon conversion of convertible notes. As at March 31, 2024, March 31, 2023, and March 31, 2022, all instruments were anti-dilutive.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company calculates the estimated fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models.

For other financial assets measured at fair value that earn interest, the Company has elected to present interest income as part of the fair value change in other income (expense), net.

4. NEW ACCOUNTING POLICIES

Accounting Guidance Not Yet Adopted

Segment Reporting

In November 2023, the Financial Accounting Standards Board (the "FASB") issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is evaluating the impact on the consolidated financial statements and expects to implement the provisions of ASU 2023-07 for our fiscal year ending March 31, 2025.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which enhances income tax disclosures, primarily through changes to the rate reconciliation and disaggregation of income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the impact on the consolidated financial statements and expects to implement the provisions of ASU 2023-09 for our fiscal year ending March 31, 2026.

5. CANOPY USA

Reorganization - Creation of Canopy USA

On October 24, 2022, Canopy Growth completed a number of strategic transactions in connection with the creation of Canopy USA, LLC ("Canopy USA"), a new U.S.-domiciled holding company (the "Reorganization"). Following the implementation of the Reorganization, Canopy USA, as of October 24, 2022, holds certain U.S. cannabis investments previously held by Canopy Growth, which is expected to enable Canopy USA, following, among other things, the Meeting (as defined below) and the exercise of the Acreage Option (as defined below), including the issuance of the Fixed Shares (as defined below) to Canopy USA, to consummate the acquisitions of Acreage Holdings, Inc. ("Acreage"), Mountain High Products, LLC, Wana Wellness, LLC and The Cima Group, LLC (collectively, "Wana" and each, a "Wana Entity"), and Lemurian, Inc. ("Jetty"). There were no changes recorded in the estimated fair values of the U.S. cannabis investments described below upon implementation of the Reorganization, and their transfer from Canopy Growth to Canopy USA.

Following the implementation of the Reorganization, as of October 24, 2022, Canopy USA holds an ownership interest in the following assets, among others:

- **Wana** - The options to acquire 100% of the membership interests of Wana (the "Wana Options"), a leading cannabis edibles brand in North America.

- **Jetty** - The options to acquire 100% of the shares of Jetty (the "Jetty Options"), a California-based producer of high-quality cannabis extracts and pioneer of clean vape technology.

Canopy Growth currently retains the option to acquire the issued and outstanding Class E subordinate voting shares (the "Fixed Shares") of Acreage (the "Acreage Option"), representing approximately 70% of the total shares of Acreage, at a fixed share exchange ratio of 0.03048 of a common share of Canopy Growth per Fixed Share. Concurrently with the closing of the acquisition of the Fixed Shares pursuant to the exercise of the Acreage Option, the Fixed Shares will be issued to Canopy USA. In addition, Canopy USA has agreed to acquire all of the issued and outstanding Class D subordinate voting shares of Acreage (the "Floating Shares") by way of a court-approved plan of arrangement (the "Floating Share Arrangement") in exchange for 0.045 of a common share of Canopy Growth for each Floating Share held. Accordingly, we will not hold any Fixed Shares or Floating Shares. Acreage is a leading vertically-integrated multi-state cannabis operator, with its main operations in densely populated states across the Northeast U.S. including New Jersey and New York.

In addition, as of October 24, 2022, Canopy USA held direct and indirect interests in the capital of TerrAscend Corp. ("TerrAscend"), a leading North American cannabis operator with vertically integrated operations and a presence in Pennsylvania, New Jersey, Michigan and California as well as licensed cultivation and processing operations in Maryland. Canopy USA's direct and indirect interests in TerrAscend included: (i) 38,890,570 exchangeable shares in the capital of TerrAscend (the "TerrAscend Exchangeable Shares"), an option to purchase 1,072,450 TerrAscend common shares (the "TerrAscend Common Shares") for an aggregate purchase price of $1.00 (the "TerrAscend Option") and 22,474,130 TerrAscend Common Share purchase warrants previously held by Canopy Growth (the "TerrAscend Warrants"); and (ii) the debentures and loan agreement between Canopy Growth and certain TerrAscend subsidiaries.

On December 9, 2022, Canopy USA and certain limited partnerships that are controlled by Canopy USA entered into a debt settlement agreement with TerrAscend, TerrAscend Canada Inc. and Arise BioScience, Inc., whereby all of the debt obligations, including all principal and interest owing under such debt obligations payable by certain subsidiaries of TerrAscend, were extinguished and all of the previously issued TerrAscend Warrants controlled by Canopy USA were cancelled in exchange 24,601,467 TerrAscend Exchangeable Shares and 22,474,130 new TerrAscend Warrants expiring on December 31, 2032. See Note 13 for further details.

Following the implementation of the Reorganization, Canopy USA was determined to be a variable interest entity pursuant to ASC 810 - *Consolidations* ("ASC 810") and prior to the completion of the Reorganization Amendments (as defined below) and the Additional Reorganization Amendments (as defined below), Canopy Growth was determined to be the primary beneficiary of Canopy USA. As a result of such determination and in accordance with ASC 810, Canopy Growth consolidated the financial results of Canopy USA.

Amendments to Canopy USA Structure

Following the creation of Canopy USA, the Nasdaq Stock Market LLC ("Nasdaq") communicated its position to the Company stating that companies that consolidate "the assets and revenues generated from activities in violation under federal law cannot continue to list on Nasdaq". Since the Company is committed to compliance with the listing requirements of the Nasdaq, the Company and Canopy USA effectuated certain changes to the initial structure of the Company's interest in Canopy USA that were intended to facilitate the deconsolidation of the financial results of Canopy USA within the Company's financial statements. These changes included, among other things, modifying the terms of the Protection Agreement (as defined below) between the Company, its wholly-owned subsidiary and Canopy USA as well as the terms of Canopy USA's limited liability company agreement and amending the terms of certain agreements with third-party investors in Canopy USA to eliminate any rights to guaranteed returns (collectively, the "Reorganization Amendments").

On May 19, 2023, the Company and Canopy USA implemented the Reorganization Amendments, which included, entering into the First A&R Protection Agreement (as defined below) and amending and restating Canopy USA's limited liability company agreement (the "A&R LLC Agreement") in order to: (i) eliminate certain negative covenants that were previously granted by Canopy USA in favor of the Company as well as delegating to the managers of the Canopy USA Board (as defined below) not appointed by Canopy Growth the authority to approve the following key decisions (collectively, the "Key Decisions"): (a) the annual business plan of Canopy USA; (b) decisions regarding the executive officers of Canopy USA and any of its subsidiaries; (c) increasing the compensation, bonus levels or other benefits payable to any current, former or future employees or managers of Canopy USA or any of its subsidiaries; (d) any other executive compensation plan matters of Canopy USA or any of its subsidiaries; and (e) the exercise of the Wana Options or the Jetty Options, which for greater certainty means that the Company's nominee on the Canopy USA Board will not be permitted to vote on any Key Decisions while the Company owns Non-Voting Shares (as defined below); (ii) reduce the number of managers on the Canopy USA Board from four to three, including, reducing the Company's nomination right to a single manager; (iii) amend the share capital of Canopy USA to, among other things, (a) create a new class of Canopy USA Class B Shares (as defined below), which may not be issued prior to the conversion of the Non-Voting Shares or the Canopy USA Common Shares (as defined below) into Canopy USA Class B Shares; (b) amend the terms of the Non-Voting Shares such that the Non-Voting Shares will be convertible into Canopy USA Class B Shares (as opposed to Canopy USA Common Shares); and (c) amend the terms of the Canopy USA Common Shares such that upon conversion of all of the Non-Voting Shares into Canopy USA Class B Shares, the

Canopy USA Common Shares will, subject to their terms, automatically convert into Canopy USA Class B Shares, provided that the number of Canopy USA Class B Shares to be issued to the former holders of the Canopy USA Common Shares will be equal to no less than 10% of the total issued and outstanding Canopy USA Class B Shares following such issuance. Accordingly, as a result of the Reorganization Amendments, in no circumstances will the Company, at the time of such conversions, own more than 90% of the Canopy USA Class B Shares.

In connection with the Reorganization Amendments, on May 19, 2023, Canopy USA and Huneeus 2017 Irrevocable Trust (the "Trust") entered into a share purchase agreement (the "Trust SPA"), which sets out the terms of the Trust's investment in Canopy USA in the aggregate amount of up to US$20 million (the "Trust Transaction"). Agustin Huneeus, Jr. is the trustee of the Trust and is an affiliate of a shareholder of Jetty. Pursuant to the terms of the Trust SPA, the Trust will, subject to certain terms and conditions contained in the Trust SPA be issued Canopy USA Common Shares in two tranches with an aggregate value of up to US$10 million along with warrants of Canopy USA to acquire additional Canopy USA Common Shares. In addition, subject to the terms of the Trust SPA, the Trust has also been granted options to acquire additional Voting Shares (as defined in the A&R LLC Agreement) with a value of up to an additional US$10 million and one such additional option includes the issuance of additional warrants of Canopy USA. On April 26, 2024, Canopy USA completed the first tranche closing of the Trust Transaction in accordance with the Trust SPA, whereby the Trust acquired an aggregate 28,571,429 Canopy USA Common Shares at US$0.175 per Canopy USA Common Share and warrants to acquire up to 42,857,142 Voting Shares expiring on April 26, 2031.

In addition, subject to the terms and conditions of the A&R Protection Agreement (as defined below) and the terms of the option agreements to acquire Wana and Jetty, as applicable, Canopy Growth may be required to issue additional common shares in satisfaction of certain deferred and/or option exercise payments to the shareholders of Wana and Jetty. Canopy Growth will receive additional Non-Voting Shares from Canopy USA as consideration for any Company common shares issued in the future to the shareholders of Wana and Jetty.

On November 3, 2023, the Company received a letter from the staff of the SEC (the "Staff") in which the Staff indicated that, despite the Reorganization Amendments, it would object to the deconsolidation of the financial results of Canopy USA from the Company's financial statements in accordance with U.S. GAAP once Canopy USA acquires Wana, Jetty or the Fixed Shares of Acreage. The Company subsequently had discussions with the Office of Chief Accountant of the SEC (the "OCA") and determined to make certain additional amendments to the structure of Canopy USA (the "Additional Reorganization Amendments") to facilitate the deconsolidation of Canopy USA from the financial results of Canopy Growth in accordance with U.S. GAAP upon Canopy USA's acquisition of Wana, Jetty or Acreage. In that regard, the Company filed a revised preliminary proxy statement with the SEC on each of January 25, 2024 and February 5, 2024 in connection with the Amendment Proposal (as defined below) that discloses these Additional Reorganization Amendments. In connection with the Additional Reorganization Amendments, Canopy USA and its members expect to enter into a second amended and restated limited liability company agreement (the "Second A&R LLC Agreement") immediately prior to the completion of the first tranche closing of the Trust Transaction. Upon the effective date of the Second A&R LLC Agreement, the terms of the Non-Voting Shares will be amended such that the Non-Voting Shares are only convertible into Canopy USA Class B Shares following the date that the NASDAQ Stock Market or The New York Stock Exchange permit the listing of companies that consolidate the financial statements of companies that cultivate, distribute or possess marijuana (as defined in 21 U.S.C 802) in the United States (the "Stock Exchange Permissibility Date"). Based on the Company's discussions with the OCA, upon effectuating the Additional Reorganization Amendments, the Company believes that the Staff would not object to the deconsolidation of the financial results of Canopy USA from the Company's financial statements in accordance with U.S. GAAP.

Ownership of U.S. Cannabis Investments

Following the implementation of the Reorganization, the shares and interests in Acreage, Wana, Jetty and TerrAscend are held, directly or indirectly, by Canopy USA, and Canopy Growth no longer holds a direct interest in any shares or interests in such entities, other than the Acreage Option. Canopy Growth holds non-voting and non-participating shares (the "Non-Voting Shares") in the capital of Canopy USA. The Non-Voting Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of Canopy USA. Following the Reorganization Amendments, the Non-Voting Shares are convertible into Class B shares of Canopy USA (the "Canopy USA Class B Shares"), provided that following the execution of the Second A&R LLC Agreement, such conversion shall only be permitted following the Stock Exchange Permissibility Date. The Company also has the right (regardless of the fact that its Non-Voting Shares are non-voting and non-participating) to appoint one member to the Canopy USA board of managers (the "Canopy USA Board").

As of March 31, 2024, a third party investor owned all of the issued and outstanding Class A shares of Canopy USA (the "Canopy USA Common Shares") and a wholly-owned subsidiary of the Company holds Non-Voting Shares in the capital of Canopy USA, representing approximately more than 99% of the issued and outstanding shares in Canopy USA on an as-converted basis. As of May 28, 2024, the Trust holds 28,571,429 Canopy USA Common Shares, the shareholders of Wana collectively hold 60,955,929 Canopy USA Common Shares and a wholly-owned subsidiary of the Company holds all of the issued and outstanding Non-Voting

Shares in the capital of Canopy USA, representing approximately 72.3% of the issued and outstanding shares in Canopy USA on an as-converted basis.

On October 24, 2022, Canopy USA and the Company also entered into an agreement with, among others, Nancy Whiteman, the controlling shareholder of Wana, which was amended and restated on May 19, 2023 and on April 30, 2024, whereby subsidiaries of Canopy USA agreed to pay additional consideration in order to acquire the Wana Options and the future payments owed in connection with the exercise of the Wana Options (as described in Note 13) were reduced to US$3.00 in exchange for the issuance of Canopy USA Common Shares and Canopy Growth common shares (the "Wana Amending Agreement"). In accordance with the terms of the Wana Amending Agreement, on April 30, 2024, (i) Canopy USA issued 60,955,929 Canopy USA Common Shares and (ii) Canopy Growth issued 1,086,279 Canopy Growth common shares to the shareholders of Wana. The Canopy USA Common Shares issued to Ms. Whiteman, or entities controlled by Ms. Whiteman, are subject to a repurchase right exercisable at any time after April 30, 2027, being the 36 month anniversary of the closing of the transaction contemplated by the Wana Amending Agreement (the "Wana Repurchase Right") to repurchase all Canopy USA Common Shares that have been issued at a price per Canopy USA Common Share equal to the fair market value as determined by an appraiser. As part of this agreement, Canopy USA has granted Ms. Whiteman the right to appoint one member to the Canopy USA Board and a put right on the same terms and conditions as the Wana Repurchase Right.

Canopy Growth and Canopy USA have also entered into a protection agreement (the "Protection Agreement") to provide for certain covenants in order to preserve the value of the Non-Voting Shares held by Canopy Growth until such time as the Non-Voting Shares are converted in accordance with their terms, provided that, such conversion shall only be permitted following the Stock Exchange Permissibility Date, but does not provide Canopy Growth with the ability to direct the business, operations or activities of Canopy USA. The Protection Agreement was amended and restated in connection with: (a) the Reorganization Amendments (the "First A&R Protection Agreement"); and (b) the Additional Reorganization Amendments (the "Second A&R Protection Agreement" and together with the First A&R Protection Agreement, the "A&R Protection Agreement").

Upon closing of Canopy USA's acquisition of Acreage, Canopy Growth will receive additional Non-Voting Shares from Canopy USA in consideration for the issuance of common shares of the Company that shareholders of Acreage will receive in accordance with the terms of the Existing Acreage Arrangement Agreement (as defined below) and the Floating Share Arrangement Agreement (as defined below).

Until such time as Canopy Growth converts the Non-Voting Shares into Canopy USA Class B Shares following the Stock Exchange Permissibility Date, Canopy Growth will have no economic or voting interest in Canopy USA, Wana, Jetty, TerrAscend, or Acreage. Canopy USA, Wana, Jetty, TerrAscend, and Acreage will continue to operate independently of Canopy Growth.

Acreage Agreements

On October 24, 2022, Canopy Growth entered into an arrangement agreement with Canopy USA and Acreage, as amended (the "Floating Share Arrangement Agreement"), pursuant to which, subject to approval of the holders of the Floating Shares and the terms and conditions of the Floating Share Arrangement Agreement, Canopy USA will acquire all of the issued and outstanding Floating Shares by way of a court-approved plan on arrangement under the *Business Corporations Act* (British Columbia) (the "Floating Share Arrangement") in exchange for 0.045 of a Company common share for each Floating Share held. In connection with the Floating Share Arrangement Agreement, Canopy Growth has irrevocably waived the Acreage Floating Option (as defined below) existing under the Existing Acreage Arrangement Agreement.

On October 24, 2022, the Company and Canopy USA entered into a third amendment to tax receivable agreement (the "Amended TRA") with, among others, certain current or former unitholders (the "Holders") of High Street Capital Partners, LLC, a subsidiary of Acreage ("HSCP"), pursuant to HSCP's amended tax receivable agreement (the "TRA") and related tax receivable bonus plans with Acreage. Pursuant to the Amended TRA, the Company, on behalf of Canopy USA, agreed to issue common shares of the Company with a value of US$30.4 million to certain Holders as consideration for the assignment of such Holder's rights under the TRA to Canopy USA. As a result of the Amended TRA, Canopy USA is the sole member and beneficiary under the TRA. In connection with the foregoing, the Company issued: (i) 564,893 common shares with a value of $20.6 million (US$15.2 million) to certain Holders on November 4, 2022 as the first installment under the Amended TRA; and (ii) 710,208 common shares with a value of $20.6 million (US$15.2 million) to certain Holders on March 17, 2023, as the second installment under the Amended TRA. The Company, on behalf of Canopy USA, also agreed to issue common shares of the Company with a value of approximately US$19.6 million to certain eligible participants pursuant to HSCP's existing tax receivable bonus plans to be issued immediately prior to completion of the Floating Share Arrangement.

In addition to shareholder and court approvals, the Floating Share Arrangement is subject to approval of the Amendment Proposal (as defined below) and applicable regulatory approvals including, but not limited to, Toronto Stock Exchange ("TSX") approval and the satisfaction of certain other closing conditions customary in transactions of this nature. The Floating Share Arrangement received the requisite approval from the holders of Floating Shares at the special meeting of Acreage shareholders held on March 15, 2023 and on March 20, 2023 Acreage obtained a final order from the Supreme Court of British Columbia approving the Floating Share Arrangement. The Floating Share Arrangement Agreement has been amended several times to extend the Exercise

Outside Date (as defined in the Floating Share Arrangement Agreement), which was initially March 31, 2023. The most recent amendment to the Floating Share Arrangement Agreement extended the Exercise Outside Date to June 17, 2024. In addition, the most recent amendment to the Floating Share Arrangement Agreement also extended the date in which the Canopy Call Option (as defined in the Floating Share Arrangement Agreement) is required to be exercised by to not later than June 17, 2024, such date being 41 business days following the CBI Exchange (as defined below).

Canopy Growth's existing option to acquire the Fixed Shares on the basis of 0.03048 of a Company common share per Fixed Share will be exercised in accordance with the terms of the arrangement agreement dated April 18, 2019, as amended on May 15, 2019, September 23, 2020 and November 17, 2020 (the "Existing Acreage Arrangement Agreement"). Concurrently with the closing of the acquisition of the Fixed Shares pursuant to the exercise of the Acreage Option, the Fixed Shares will be issued to Canopy USA. Accordingly, Canopy Growth will not hold any Fixed Shares or Floating Shares. Completion of the acquisition of the Fixed Shares following exercise of the Acreage Option is subject to the satisfaction of certain conditions set forth in the Existing Acreage Arrangement Agreement. The acquisition of the Floating Shares pursuant to the Floating Share Arrangement is anticipated to occur immediately prior to the acquisition of the Fixed Shares pursuant to the Existing Acreage Arrangement Agreement such that 100% of the issued and outstanding shares of Acreage will be owned by Canopy USA on closing of the acquisition of both the Fixed Shares and the Floating Shares.

On November 15, 2022, a wholly-owned subsidiary of Canopy Growth (the "Acreage Debt Optionholder") and Acreage's existing lenders (the "Lenders") entered into an option agreement (the "Acreage Debt Option Agreement"), which superseded the letter agreement dated October 24, 2022 between the parties, pursuant to which the Acreage Debt Optionholder was granted the right to purchase the outstanding principal, including all accrued and unpaid interest thereon, of Acreage's debt, being an amount up to US$150.0 million (the "Acreage Debt") from the Lenders in exchange for an option premium payment of $38.0 million (US$28.5 million) (the "Option Premium"), which was deposited into an escrow account on November 17, 2022. The Acreage Debt Optionholder has the right to exercise the option at its discretion, and if the option is exercised, the Option Premium will be used to reduce the purchase price to be paid for the outstanding Acreage Debt. In the event that Acreage repays the Acreage Debt on or prior to maturity, the Option Premium will be returned to the Acreage Debt Optionholder. In the event that Acreage defaults on the Acreage Debt and the Acreage Debt Optionholder does not exercise its option to acquire the Acreage Debt, the Option Premium will be released to the Lenders. The Lenders provided notice to the Company pursuant to the Acreage Debt Option Agreement of a default on the Acreage Debt. The Company is continuing to evaluate the notice and the applicable provisions of the Acreage Debt Option Agreement.

Special Shareholder Meeting

In connection with the Reorganization, Canopy Growth held a special meeting of shareholders on April 12, 2024 (the "Meeting") at which Canopy Growth shareholders approved a special resolution authorizing an amendment to its articles of incorporation, as amended (the "Amendment Proposal"), in order to: (i) create and authorize the issuance of an unlimited number of a new class of non-voting and non-participating exchangeable shares in the capital of Canopy Growth (the "Exchangeable Shares"); and (ii) restate the rights of the Company's common shares to provide for a conversion feature whereby each common share may at any time, at the option of the holder, be converted into one Exchangeable Share. The Exchangeable Shares do carry voting rights, rights to receive dividends or other rights upon dissolution of Canopy Growth but are convertible into common shares.

CBI Exchange and Note Exchange

On April 18, 2024, Greenstar Canada Investment Limited Partnership ("Greenstar") and CBG Holdings LLC ("CBG"), indirect, wholly-owned subsidiaries of Constellation Brands, Inc. ("CBI", and together with its affiliates, the "CBI Group"), exchanged all 17,149,925 common shares in the capital of the Company they collectively held for 17,149,925 Exchangeable Shares for no consideration (the "CBI Exchange"). As a result of the CBI Exchange, the CBI Group no longer holds any Canopy Growth common shares. On April 18, 2024, the Company also entered into an exchange agreement with Greenstar, pursuant to which Greenstar converted approximately $81.2 million of the principal amount of the CBI Note (as defined below) into 9,111,549 Exchangeable Shares (the "Note Exchange"), calculated based on a price per Exchangeable Share equal to $8.91. All accrued but unpaid interest on the CBI Note together with the remaining principal amount of the CBI Note was cancelled and forgiven for no additional consideration by Greenstar. Following the closing of the Note Exchange, the CBI Note was cancelled.

In connection with the Reorganization, on October 24, 2022, Canopy Growth entered into a consent agreement with CBG and Greenstar (the "Third Consent Agreement"), and pursuant to the terms thereof, following the CBI Exchange, other than Third Consent Agreement, and the termination rights contained therein, all agreements between Canopy Growth and CBI, including the Second Amended and Restated Investor Rights Agreement dated as of April 18, 2019, by and among certain wholly-owned subsidiaries of CBI and Canopy Growth, were terminated. Pursuant to the terms of the Third Consent Agreement, all nominees of CBI that were sitting on the board of directors of Canopy Growth immediately prior to the CBI Exchange resigned as directors of Canopy Growth.

6. BIOSTEEL

On September 14, 2023, following a review of the strategic options for the BioSteel business unit, Canopy Growth ceased funding the operations of BioSteel Sports Nutrition Inc. ("BioSteel Canada") and commenced proceedings (the "CCAA Proceedings") under the *Companies' Creditors Arrangement Act* (the "CCAA") in the Ontario Superior Court of Justice (Commercial List) (the "CCAA Court") and sought and obtained recognition of that proceeding under Chapter 15 of the United States Bankruptcy Code. To assist with the sale process, the Court approved the appointment of a monitor.

As a result of the CCAA Proceedings, the most relevant activity of BioSteel Canada became the liquidation and sale of assets. Management concluded that Canopy Growth ceased to have the power to direct the relevant activity of BioSteel Canada because the liquidation and sale transactions required approval from the CCAA Court. Thus, Canopy Growth no longer has a controlling interest in BioSteel Canada and has deconsolidated the entity effective September 14, 2023. The deconsolidation of BioSteel Canada and related impairment charges are classified under losses from discontinued operations.

The strategic decisions made encompassed all operations of the BioSteel business unit, including those of BioSteel Canada. For this reason, the BioSteel segment results for all periods prior to the September 14, 2023 deconsolidation of BioSteel Canada, including costs to exit, are classified as discontinued operations.

On November 16, 2023, BioSteel Sports Nutrition USA LLC ("BioSteel US") and BioSteel Manufacturing LLC ("BioSteel Manufacturing" and collectively with BioSteel Canada and BioSteel US, the "BioSteel Entities") were added as additional applicants in the CCAA Proceedings. As a result, the most relevant activity of both entities became the liquidation and sale of assets and distribution of cash and proceeds to their respective stakeholders and management concluded that Canopy Growth ceased to have the power to direct the relevant activities of BioSteel US and BioSteel Manufacturing because those activities required approval from the CCAA Court. Thus, Canopy Growth no longer has a controlling interest in either entity and has deconsolidated both entities effective November 16, 2023. The deconsolidation of BioSteel US and BioSteel Manufacturing and related impairment charges are classified under losses from discontinued operations.

		Years ended				
		March 31, 2024		March 31, 2023		March 31, 2022
Net revenue	$	56,610	$	69,651	$	34,622
Cost of goods sold		145,625		110,262		50,344
Operating expenses		97,851		177,171		58,235
Operating loss		(186,866)		(217,782)		(73,957)
Other income (expense), net[1]		(6,183)		(10,380)		2,300
Income tax (expense) recovery		936		(954)		-
Net loss on discontinued operations, net of tax	$	(192,113)	$	(229,116)	$	(71,657)

[1] Included in Other income (expense), net for the year ended March 31, 2024 is a loss on deconsolidation of $9,820.

Investment in BioSteel Entities

Canopy Growth continues to have a 90.4% ownership interest in BioSteel Canada and 100% ownership interests in each of BioSteel US and BioSteel Manufacturing, but has deconsolidated the BioSteel Entities because it no longer has a controlling interest in them. Since the estimated amount of the liabilities of the BioSteel Entities exceeds the estimated fair value of the assets available for distribution to its creditors, the fair value of Canopy Growth's equity investment in the BioSteel Entities approximates zero.

Canopy Growth's Amounts Receivable from BioSteel Entities

Prior to Canopy Growth's deconsolidation of BioSteel Canada, Canopy Growth made significant secured loans to BioSteel Canada for purposes of funding its operations. The secured loans and corresponding interest were considered intercompany transactions and eliminated in Canopy Growth's consolidated financial statements prior to September 14, 2023, being the deconsolidation date. As of the deconsolidation date, the secured loans and corresponding interest are now considered related party transactions and have been recognized in Canopy Growth's consolidated financial statements at their estimated fair value of $29,000.

As of the deconsolidation date for BioSteel US and BioSteel Manufacturing, Canopy Growth has recorded remaining amounts legally receivable from BioSteel US and BioSteel Manufacturing at their estimated fair value.

The remaining amounts legally receivable from the BioSteel Entities are measured at their expected recoverable amounts. The assets and liabilities related to the BioSteel Entities business units are classified as discontinued operations and the major categories are as follows:

	March 31, 2024	March 31, 2023
Cash	$ -	$ 9,314
Short-term investments	-	69
Amounts receivable, net	-	25,528
Receivable from BioSteel Entities	8,038	-
Inventory	-	65,671
Prepaid expenses and other assets	-	15,709
Property, plant and equipment	-	28,195
Intangible assets	-	27,969
Other assets	-	405
Total assets of discontinued operations	$ 8,038	$ 172,860
Accounts payable	-	44,399
Other accrued expenses and liabilities	-	22,248
Other current liabilities	-	977
Deferred income tax liabilities	-	954
Other liabilities	-	2,463
Total liabilities of discontinued operations	$ -	$ 71,041

7. ASSET IMPAIRMENT AND RESTRUCTURING COSTS

Year ended March 31, 2024

Restructuring and other charges

In the year ended March 31, 2024, the Company recorded charges associated with operational changes resulting from its continuing strategic review of its business. Charges relate to various incremental impairment losses and other costs associated with the restructuring of the Company's Canadian cannabis operations that were initiated in the three months ended March 31, 2023, in addition to continued evaluation of the Company's overall operations throughout fiscal 2024. The Company also recognized impairment charges associated with the divestiture of This Works, as described in Note 30(a) below.

Offsetting the charges above was a gain on the sale of the Company's production facility at 1 Hershey Drive in Smiths Falls, Ontario. The gain was due to the sale proceeds exceeding the carrying value that was previously impaired at March 31, 2023.

Other impairments

The other impairment charges described below related to goodwill and intangible assets are in addition to the restructuring and impairment costs described above.

Goodwill

In the year ended March 31, 2024, the Company recognized goodwill impairment charges totaling $42,081 relating to the Company's Storz & Bickel reporting unit. Refer to Note 16 for further details.

Intangible assets

In the year ended March 31, 2024, the Company recognized asset impairment losses totaling $17,266 relating primarily to This Works prior to divestiture and the Storz & Bickel's acquired brand intangible asset.

A summary of the pre-tax charges totaling $65,001 recognized in connection with the Company's restructuring actions and other impairments is as follows:

	Year ended March 31, 2024		
	Restructuring and other charges	Other impairments	Total
Costs recorded in cost of goods sold:			
Reversal of inventory write-downs and other charges	$ (986)	$ -	$ (986)
Costs recorded in operating expenses:			
(Gain) impairment of property, plant and equipment, net	(40,578)	-	(40,578)
Impairment of intangible assets	-	17,266	17,266
Impairment of goodwill	-	42,081	42,081
Contractual and other settlement obligations	(2,129)	-	(2,129)
Employee-related and other restructuring costs	29,193	20,154	49,347
Asset impairment and restructuring costs	(13,514)	79,501	65,987
Total restructuring, asset impairments and related costs	$ (14,500)	$ 79,501	$ 65,001

Year ended March 31, 2023

Restructuring and other charges

In the year ended March 31, 2023, the Company recognized impairment charges associated with its announcement, in the three months ended March 31, 2023, of a series of comprehensive steps to align its Canadian cannabis operations and resources in response to unfavorable market realities. These actions include:

- Transitioning to an asset-light model by: (i) exiting cannabis flower cultivation in the Company's Smiths Falls, Ontario facility; (ii) ceasing the sourcing of cannabis flower from the Company's Mirabel, Quebec facility; and (iii) consolidating cultivation at the Company's existing facilities in Kincardine, Ontario and Kelowna, British Columbia; and

- Moving to an adaptive third-party sourcing model for all cannabis beverages, edibles, vapes, and extracts which will enable the Company to select and bring to market new product formats without the required investment in research and development and production footprint.

As a result of the aforementioned changes, the Company intended to close and sell the 1 Hershey Drive production facility in Smiths Falls, Ontario, consolidate flower, PRJ, softgel, and oil manufacturing in the Company's current beverage production facility in Smiths Falls, Ontario, and reduced headcount across the business. We also intended to rationalize our cannabis extraction activities across Canada. Additionally, in March 2023, the Company completed the purchase of the remaining 45% of the common shares of Les Serres Vert Cannabis Inc. ("Vert Mirabel") for consideration consisting of cash and the Company's common shares, thereby increasing the Company's interest in the entity to 100%. In connection with that acquisition, the Company terminated its lease for the facility in Mirabel, Quebec and has ceased the sourcing of cannabis flower from the Mirabel, Quebec facility.

The Company also recognized impairment charges associated with the divestiture of the Company's retail operations pursuant to the OEGRC Transaction and the FOUR20 Transaction (as each terms is defined below), as described in Note 30(b) below. Additionally, the Company: (i) recognized incremental costs primarily associated with the restructuring actions completed in the year ended March 31, 2022, including the closure of certain of its Canadian production facilities, and other operational changes initiated in the three months ended March 31, 2022, as described below in our summary of restructuring actions in the year ended March 31, 2022; and (ii) employee-related restructuring charges associated with actions completed in the three months ended December 31, 2022 and three months ended March 31, 2023 as part of the Company's ongoing program to align general and administrative costs with business objectives, and further streamline the Company's operations.

The Company recorded total inventory write-downs and associated restructuring charges of $81,802 in the year ended March 31, 2023, related primarily to: (i) the aforementioned strategic changes to our business that were initiated in the three months ended March 31, 2023, including the closure of our production facility at 1 Hershey Drive in Smiths Falls, Ontario; and (ii) the strategic changes to our business initiated in fiscal 2022, including the shift to a contract manufacturing model for certain product formats and the closure of certain of our production facilities.

As a result of these actions, the Company recognized aggregate pre-tax charges of $538,655 in the year ended March 31, 2023, and reduced headcount by approximately 800 full-time positions.

Other impairments

The other impairment charges described below related to goodwill and intangible assets are in addition to the restructuring and impairment costs described above and which are associated with the Company's restructuring actions.

Goodwill

In the year ended March 31, 2023, the Company recognized goodwill impairment charges totaling $1,727,679 as follows: (i) $1,725,368 was recorded in the three months ended June 30, 2022 in relation to the Company's cannabis operations reporting unit in the Canada cannabis segment; and (ii) $2,311 was recorded in the three months ended September 30, 2022 in relation to the Company's This Works reporting unit. Refer to Note 16 for further details.

Intangible assets

In the year ended March 31, 2023, the Company recognized asset impairment losses totaling $14,614 in connection with certain acquired brand intangible assets, primarily within our Canada cannabis segment.

A summary of the pre-tax charges totaling $2,280,948 recognized in connection with the Company's restructuring actions and other impairments is as follows:

| | Year ended March 31, 2023 | | |
	Restructuring and other charges	Other impairments	Total
Costs recorded in cost of goods sold:			
Inventory write-downs and other charges	$ 81,802	$ -	$ 81,802
Costs recorded in operating expenses:			
Impairment of property, plant and equipment	376,176	-	376,176
Impairment of intangible assets	27,399	14,614	42,013
Impairment of goodwill	-	1,727,679	1,727,679
Contractual and other settlement obligations	18,427	-	18,427
Employee-related and other restructuring costs	34,851	-	34,851
Asset impairment and restructuring costs	456,853	1,742,293	2,199,146
Total restructuring, asset impairments and related costs	$ 538,655	$ 1,742,293	$ 2,280,948

Year Ended March 31, 2022

Restructuring and other charges

In the year ended March 31, 2022, the Company recorded charges associated with operational changes resulting from its continuing strategic review of its business. The Company recorded charges in the three months ended June 30, 2021 related to a strategic review of the business conducted as a result of acquisitions completed in that period (see Note 29(c)), which resulted in the closure of the Company's Niagara-on-the-Lake, Ontario and Langley, British Columbia facilities. In the three months ended March 31, 2022, the Company recorded further charges related to further restructuring actions aligned to its strategic review of the business, which included: (i) reducing cultivation costs in the Canadian adult-use cannabis business through cultivation-related efficiencies and facility improvements; (ii) implementing a flexible manufacturing platform, including contract manufacturing for certain product formats; (iii) right-sizing indirect costs and generating efficiencies across the Company's supply chain and procurement; (iv) aligning general and administrative costs with short-term business expectations; and (v) further streamlining the organization to drive process-related efficiencies.

The Company also recorded charges associated with changes in the estimated fair value of certain of the Company's Canadian sites that were closed in December 2020, and costs associated with the closure of those sites.

The Company recorded total inventory write-downs and associated restructuring charges of $123,669 in the year ended March 31, 2022, related primarily to: (i) the aforementioned strategic changes to our business, including the shift to a contract manufacturing model for certain product formats and the closure of certain of our production facilities; and (ii) amounts deemed excess based on current and projected market demand.

As a result of these actions, the Company recognized aggregate pre-tax charges of $429,725 in the year ended March 31, 2022, and reduced headcount by approximately 250 full-time positions.

Other impairments

Goodwill

The Company performed its annual goodwill impairment test in the three months ended March 31, 2022, and recognized impairment losses totaling $40,748, of which $22,355 relates to the KeyLeaf reporting unit and $18,393 relates to the This Works reporting unit. Refer to Note 16 for further details.

Intangible assets

In the year ended March 31, 2022, the Company recognized asset impairment charges totaling $26,065 related to certain of its acquired brands and operating licenses. These impairment charges were identified by the Company during its annual impairment testing process, which was conducted in the three months ended March 31, 2022, and reflected in asset impairment and restructuring costs.

These other impairment charges related to goodwill and intangible assets are in addition to the restructuring and impairment costs described above and which are associated with the Company's restructuring actions.

A summary of the pre-tax charges totaling $496,538 recognized in connection with the Company's restructuring actions and other impairments is as follows:

	Year ended March 31, 2022		
	Restructuring and other charges	Other impairments	Total
Costs recorded in cost of goods sold:			
Inventory write-downs and other charges	$ 123,669	$ -	$ 123,669
Costs recorded in operating expenses:			
Impairment and abandonment of property, plant and equipment	224,726	-	224,726
Impairment and abandonment of intangible assets	41,404	26,065	67,469
Impairment of goodwill	-	40,748	40,748
Contractual and other settlement obligations	6,610	-	6,610
Employee-related and other restructuring costs	29,701	-	29,701
Asset impairment and restructuring costs	302,441	66,813	369,254
Acceleration of share-based compensation expense related to acquisition milestones	3,615	-	3,615
Share-based compensation expense	3,615	-	3,615
Total restructuring, asset impairments and related costs	$ 429,725	$ 66,813	$ 496,538

8. CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	March 31, 2024	March 31, 2023
Cash	$ 115,427	$ 453,146
Cash equivalents	54,873	214,547
	$ 170,300	$ 667,693

9. SHORT-TERM INVESTMENTS

The components of short-term investments are as follows:

	March 31, 2024	March 31, 2023
Government securities	$ -	$ 60,157
Term deposits	33,161	30,000
Commercial paper and other	-	15,369
	$ 33,161	$ 105,526

The amortized cost of short-term investments at March 31, 2024 is $33,161 (March 31, 2023 – $107,661).

10. AMOUNTS RECEIVABLE, NET

The components of amounts receivable, net are as follows:

		March 31, 2024		March 31, 2023
Accounts receivable, net	$	44,943	$	41,292
Indirect taxes receivable		2,517		11,544
Interest receivable		876		3,966
Other receivables		3,511		11,657
	$	51,847	$	68,459

Included in the accounts receivable, net balance at March 31, 2024 is an allowance for credit losses of $9,903 (March 31, 2023 – $8,554).

11. INVENTORY

The components of inventory are as follows:

		March 31, 2024		March 31, 2023
Raw materials, packaging supplies and consumables	$	18,872	$	18,927
Work in progress		31,367		34,104
Finished goods		27,053		30,199
	$	77,292	$	83,230

In the year ended March 31, 2024, the Company recorded write-downs related to inventory in cost of goods sold of $9,402 (year ended March 31, 2023 – $66,490).

12. PREPAID EXPENSES AND OTHER ASSETS

The components of prepaid expenses and other assets are as follows:

		March 31, 2024		March 31, 2023
Prepaid expenses	$	6,621	$	11,963
Deposits		2,365		1,522
Prepaid inventory		757		690
Other assets		13,489		10,115
	$	23,232	$	24,290

13. OTHER FINANCIAL ASSETS

The following tables outline changes in other financial assets. Additional details on how the fair value of significant investments are calculated are included in Note 25.

Entity	Instrument	Balance at March 31, 2023	Additions	Fair value changes	Foreign currency translation adjustments	Other	Balance at March 31, 2024
Acreage[1]	Fixed Shares option and Floating Shares agreement	$ 55,382	$ -	$ (45,408)	$ 26	$ -	$ 10,000
TerrAscend Exchangeable Shares	Exchangeable shares	93,000	-	26,936	64	-	120,000
TerrAscend - December 2022	Warrants	26,000	-	6,574	(74)	-	32,500
TerrAscend	Option	1,600	-	400	-	-	2,000
Wana	Option	239,078	-	(83,247)	(1,097)	(4,968)	149,766
Jetty	Options	75,014	-	(15,057)	(42)	-	59,915
Acreage Hempco[1]	Debenture	29,262	-	(15,775)	155	(1,862)	11,780
Acreage Debt Option Premium	Option	35,479	-	2,012	83	-	37,574
Acreage Tax Receivable Agreement	Other	3,109	-	(1,776)	(46)	-	1,287
Other - at fair value through net income (loss)	Various	1,870	2,156	535	2	(122)	4,441
Other - classified as held for investment	Loan receivable	8,498	-	-	-	(132)	8,366
		$ 568,292	$ 2,156	$ (124,806)	$ (929)	$ (7,084)	$ 437,629

[1]Refer to Note 31 for information regarding the Acreage Arrangement and Acreage Hempco.

For information regarding the Reorganization, Reorganization Amendments and Additional Reorganization Amendments, see Note 5. Following the implementation of the Reorganization, Canopy USA, as of October 24, 2022, holds an ownership interest in certain U.S. cannabis investments previously held by the Company, including, among others, interests in the Floating Shares of Acreage, Wana, Jetty and TerrAscend.

Entity	Instrument	Balance at March 31, 2022	Additions	Fair value changes	Foreign currency translation adjustments	Other	Balance at March 31, 2023
Acreage[1]	Fixed Shares option and Floating Shares agreement	$ -	$ -	$ 55,382	$ -	$ -	$ 55,382
TerrAscend Exchangeable Shares	Exchangeable shares	229,000	51,000	(186,489)	(511)	-	93,000
TerrAscend Canada - October 2019	Term loan / debenture	10,280	-	(146)	-	(10,134)	-
TerrAscend Canada - March 2020	Term loan / debenture	49,890	-	(4,804)	-	(45,086)	-
Arise Bioscience	Term loan / debenture	13,343	-	(1,767)	1,268	(12,844)	-
TerrAscend - October 2019	Warrants	3,730	-	(3,372)	-	(358)	-
TerrAscend - March 2020	Warrants	60,740	-	(46,376)	-	(14,364)	-
TerrAscend - December 2020	Warrants	3,460	-	(2,246)	-	(1,214)	-
TerrAscend - December 2022	Warrants	-	33,000	(7,000)	-	-	26,000
TerrAscend	Option	6,300	-	(4,700)	-	-	1,600
Wana	Option	372,343	-	(154,936)	21,671	-	239,078
Jetty	Options	-	90,120	(19,915)	4,809	-	75,014
Acreage Hempco[1]	Debenture	28,824	-	2,361	2,295	(4,218)	29,262
Acreage Debt Option Premium	Option	-	38,048	(3,041)	472	-	35,479
Acreage Tax receivable Agreement	Other	-	41,491	(38,035)	(347)	-	3,109
Other - at fair value through net income (loss)	Various	10,396	-	(9,031)	505	-	1,870
Other - classified as held for investment	Loan receivable	12,022	-	-	-	(3,524)	8,498
		$ 800,328	$ 253,659	$ (424,115)	$ 30,162	$ (91,742)	$ 568,292

[1]Refer to Note 31 for information regarding the Acreage Arrangement and Acreage Hempco.

TerrAscend Financial Instruments

TerrAscend Exchangeable Shares

TerrAscend is a publicly listed prominent North American cannabis operator with vertically integrated operations and a presence in Pennsylvania, New Jersey, Michigan and California, as well as licensed cultivation and processing operations in Maryland. The TerrAscend Exchangeable Shares are convertible into TerrAscend common shares following the exchange start date applicable to the holder of such TerrAscend Exchangeable Shares, at the option of the holder and subject to any restrictions or limitations, on a one for one basis. The TerrAscend Exchangeable Shares are not transferrable or monetizable until exchanged into TerrAscend common shares. In the interim, Canopy USA will not be entitled to voting rights, dividends or other rights upon dissolution of TerrAscend. As a result, neither Canopy USA nor the Company has significant influence over TerrAscend and accordingly, the Company accounts for the TerrAscend Exchangeable Shares as a financial asset at estimated fair value with any changes recorded in other income (expense), net. At March 31, 2024 the estimated fair value of the TerrAscend Exchangeable Shares, including the 24,601,467 TerrAscend Exchangeable Shares received as part of the TerrAscend Arrangement (as described below), was $120,000 (March 31, 2023 – $93,000).

TerrAscend Arrangement

On December 9, 2022, Canopy USA and certain limited partnerships that are controlled by Canopy USA entered into a debt settlement agreement (the "TerrAscend Settlement Agreement") with TerrAscend, TerrAscend Canada Inc. ("TerrAscend Canada") and Arise Bioscience, Inc. ("Arise Bioscience") (together with TerrAscend and TerrAscend Canada, the "TerrAscend Entities") whereby $125,467 in aggregate loans, including accrued interest thereon, payable by TerrAscend Canada and Arise Bioscience pursuant to: (i) the TerrAscend Canada October 2019 term loan; (ii) the TerrAscend Canada March 2020 term loan; and (iii) the Arise Bioscience term loan were extinguished and 22,474,130 TerrAscend Warrants, being all of the previously issued TerrAscend Warrants controlled by Canopy USA (the "Prior Warrants") were cancelled in exchange for the issuance of: (i) 24,601,467 TerrAscend Exchangeable Shares at a notional price of $5.10 per TerrAscend Exchangeable Share; and (ii) 22,474,130 new TerrAscend Warrants (the "New Warrants" and, together with the TerrAscend Exchangeable Shares, the "New TerrAscend Securities") with a weighted average exercise price of $6.07 per TerrAscend Common Share and expiring on December 31, 2032 (collectively, the "TerrAscend Arrangement").

Following the issuance of the New TerrAscend Securities, Canopy USA beneficially owns: (i) 63,492,037 TerrAscend Exchangeable Shares; (ii) 22,474,130 New Warrants; and (iii) the TerrAscend Option. The TerrAscend Exchangeable Shares can be converted into TerrAscend Common Shares at Canopy USA's option, subject to the terms of the A&R Protection Agreement.

On December 9, 2022, the estimated fair value of the financial instruments that were derecognized from these consolidated financial statements was $89,094, consisting of: (i) the aggregate term loans or debentures that were extinguished, including accrued interest, with an estimated fair value of $72,191; and (ii) the Prior Warrants that were cancelled, with an estimated fair value of $16,903. Changes in the estimated fair value of these financial instruments up to December 9, 2022 were recorded in other income (expense), net. On December 9, 2022, the estimated fair value of the financial instruments that were received from the TerrAscend Entities was $84,000, consisting of: (i) 24,601,467 TerrAscend Exchangeable Shares with an estimated fair value of $51,000; and (ii) the New Warrants, with an estimated fair value of $33,000. Changes in estimated fair value of these financial instruments from initial recognition are recorded in other income (expense), net. The loss of $5,094 resulting from the difference, on December 9, 2022, between the carrying amounts of the derecognized financial instruments and the fair value of the financial assets received, was also recorded in other income (expense), net.

See Note 25 for additional details on how the fair value of the aforementioned TerrAscend financial instruments are calculated on a recurring basis.

See Note 5 for information regarding the Reorganization, Reorganization Amendments and Additional Reorganization Amendments. Following the implementation of the Reorganization, as of October 24, 2022, Canopy USA holds certain U.S. cannabis investments previously held by the Company, including the aforementioned direct and indirect interests in the capital of TerrAscend.

Wana

On October 14, 2021, the Company, certain former subsidiaries of the Company (collectively, the "Wana Option Holder") and Wana entered into definitive agreements (the "Wana Agreements") providing the Wana Option Holder with the right, upon the occurrence or waiver (at the Wana Option Holder's discretion) of changes in U.S. federal law to permit the general cultivation, distribution, and possession of marijuana, or to remove the regulation of such activities from the federal laws of the United States (the "Wana Triggering Event"), to acquire 100% of the outstanding membership interests of Wana. Wana manufactures and sells gummies in the state of Colorado and licenses its intellectual property to partners, who manufacture, distribute, and sell Wana-branded gummies across the United States and Canada.

The Wana Agreements are structured as three separate option agreements whereby the Wana Option Holder has a call option (the "Wana Call Option") to acquire 100% of the membership interests in each Wana Entity. As consideration for entering into the Wana Agreements, the Company made an upfront cash payment (the "Wana Upfront Payment") in the aggregate amount of $368,067

(US\$297,500). Upon the Wana Option Holder's exercise of its right to acquire Wana, the Wana Option Holder was initially required to make payments equal to 15% of the fair market value of Wana at the time the options are exercised (the "Call Option Payments"). As additional consideration for the right to acquire Wana, the Wana Option Holder is expected to make additional deferred payments (the "Wana Deferred Payments") in respect of Wana as of the 2.5- and 5-year anniversary of the Wana Upfront Payment, initially computed based on a pre-determined contractual formula as follows:

- Deferred Payment 1: 25% of the amount computed as the estimated fair value of Wana at the 2.5-year anniversary, less: (i) the Wana Upfront Payment, (ii) Wana debt, and (iii) certain other deductions; plus Wana cash, all at the 2.5-year anniversary.
- Deferred Payment 2: 25% of the amount computed as the estimated fair value of Wana at the 5-year anniversary, less: (i) the greater of (a) the Wana Upfront Payment and (b) the estimated fair value of Wana at the 2.5-year anniversary, (ii) Wana debt, and (iii) certain other deductions, all at the 5-year anniversary; plus the difference in Wana cash between the 5-year and 2.5-year anniversaries.

Payment of the Wana Deferred Payments is not contingent upon the occurrence or waiver (at the Wana Option Holder's discretion) of the Wana Triggering Event or the exercise of the Wana Call Option. At the Wana Option Holder's option, the Call Option Payments and the Wana Deferred Payments may be satisfied in cash, common shares or a combination thereof at the Wana Option Holder's sole discretion.

Upon initial recognition, the Company estimated the fair value of the Wana financial instrument to be \$442,227, consisting of: (i) the Wana Upfront Payment as noted above; and (ii) the present value of the estimated Wana Deferred Payments, totaling \$74,160 (see Note 19). The Wana financial instrument, in effect, represents the Wana Call Option to purchase 100% of Wana for a payment equal to 15% of Wana's fair market value at the time the option is exercised.

At March 31, 2024, the estimated fair value of the Wana financial instrument was \$149,766 (March 31, 2023 - \$239,078), with the change from initial recognition recorded in other income (expense), net. See Note 25 for additional details on how the fair value of the Wana financial instrument is calculated on a recurring basis.

See Note 5 for information regarding the Reorganization. Following the implementation of the Reorganization, Canopy USA, as of October 24, 2022, holds certain U.S. cannabis investments previously held by the Company, including the Wana Call Option by virtue of its ownership interest in the Wana Option Holder, which is expected to enable Canopy USA, following, among other things, the Meeting, to consummate the acquisition of Wana. In connection with the Reorganization, among others, the Company, Canopy USA, Nancy Whiteman, the controlling shareholder of Wana entered into the Wana Amending Agreement pursuant to which, among other things, certain amendments were made to the future payments owed in connection with the exercise of the Wana Call Option, which included the Call Option Payment being reduced to US\$3.00 in exchange for the issuance of Canopy USA Common Shares and Canopy Growth common shares.

Until such time as Canopy USA elects to exercise its right to acquire Wana pursuant to the Wana Call Option and the Company converts the Non-Voting Shares into Canopy USA Class B Shares, the Company will have no economic or voting interest in Wana, the Company will not directly or indirectly control Wana, and the Company and Wana will continue to operate independently of one another.

Jetty

On May 17, 2022, the Company, a former subsidiary of the Company (the "Jety Option Holder") and Jetty entered into definitive agreements (the "Jetty Agreements") providing the Jetty Option Holder with the right (the "Jetty Options") to acquire up to 100% of the outstanding equity interests in Jetty (i) upon the occurrence of changes in U.S. federal law to permit the general cultivation, distribution, and possession of marijuana, or to remove the regulation of such activities from the federal laws of the United States; or (ii) an earlier date at the Jetty Option Holder's sole discretion (the "Jetty Triggering Event").

The Jetty Agreements are structured as two separate option agreements whereby the Jetty Option Holder has the right to acquire up to 100% of the equity interests in Jetty. As consideration for entering into the Jetty Agreements, the Company (i) made an upfront cash payment in the amount of \$29,226 (US\$22,911), and (ii) issued 842,654 common shares with a fair value on closing of \$59,123 (US\$45,928), for total consideration of \$88,349 (collectively, the "Jetty Upfront Payment").

The first option agreement is exercisable in two tranches, with the first tranche providing the Jetty Option Holder with the option to acquire approximately 52.78% of Jetty's equity interests, exercisable following the occurrence of the Jetty Triggering Event. The second tranche provides the Jetty Option Holder with the option to acquire approximately 25% of Jetty's equity interests for their fair market value, subject to certain adjustments. Additionally, the Jetty Option Holder is expected to make deferred payments (the "Jetty Deferred Payments") computed based on a pre-determined contractual formula. The second option agreement provides the Jetty Option Holder with the option to acquire approximately 22.22% of Jetty's equity interests, exercisable following the occurrence of the Jetty Triggering Event.

Upon initial recognition, the Company estimated the fair value of the Jetty financial instrument to be \$90,120, consisting of (i) the Jetty Upfront Payment as noted above; and (ii) the present value of the estimated Jetty Deferred Payments.

At March 31, 2024, the estimated fair value of the Jetty financial instruments was $59,915 (March 31, 2023 – $75,014), with the change in estimated fair value from initial recognition recorded in other income (expense), net. See Note 25 for additional details on how the fair value of the Jetty financial instruments is calculated on a recurring basis.

See Note 5 for information regarding the Reorganization. Following the implementation of the Reorganization, Canopy USA, as of October 24, 2022, holds certain U.S. cannabis investments previously held by the Company, including the Jetty Options by virtue of its ownership interest in the Jetty Option Holder, which is expected to enable Canopy USA, following, among other things, the Meeting, to consummate the acquisition of Jetty.

Until such time as Canopy USA elects to exercise its rights to acquire Jetty and the Company converts the Non-Voting Shares into Canopy USA Class B Shares, the Company will have no direct or indirect economic or voting interests in Jetty, the Company will not directly or indirectly control Jetty, and the Company and Jetty will continue to operate independently of one another.

Acreage-Related Agreements

Tax Receivable Agreement

On October 24, 2022, the Company and Canopy USA entered into the Amended TRA with, among others, certain Holders of HSCP, pursuant to the TRA and related tax receivable bonus plans with Acreage. Pursuant to the Amended TRA, the Company, on behalf of Canopy USA, agreed to issue common shares of the Company with a fair value of US$30,441 to certain Holders as consideration for the assignment of such Holder's rights under the TRA to Canopy USA. As a result of the Amended TRA, Canopy USA is the sole member and beneficiary under the TRA.

In connection with the foregoing, the Company: (i) issued 564,893 common shares with a value of $20,630 (US$15,220) to certain Holders on November 4, 2022 as the first installment under the Amended TRA; and (iii) issued 710,208 common shares with a value of $20,572 (US$15,220) to certain Holders on March 17, 2023 as the second installment.

The aggregate amount paid by the Company in common shares in relation to the assignment of rights in favor of Canopy USA in accordance with the Amended TRA represents a financial instrument. The Company accounts for this instrument as a financial asset at estimated fair value, with any changes recorded in other income (expense), net. At March 31, 2024, the estimated fair value of the financial instrument associated with the Acreage TRA rights was $1,287 (March 31, 2023 – $3,109), with the change in estimated fair value from initial recognition recorded in other income (expense), net. See Note 25 for additional details on how the fair value of the Acreage TRA rights financial instrument is calculated on a recurring basis.

The Company, on behalf of Canopy USA, also agreed to issue common shares of the Company with a value of approximately US$19,559 to certain eligible participants pursuant to HSCP's existing tax receivable bonus plans to be issued immediately prior to completion of the Floating Share Arrangement. No accounting recognition was given to this payment in the year ended March 31, 2024 as such payment is contingent upon the completion of the Floating Share Arrangement or, if the Floating Share Arrangement is not completed, upon the closing of the acquisition of the Fixed Shares under the Existing Acreage Arrangement Agreement.

Acreage Debt Option Premium

On November 15, 2022, the Acreage Debt Optionholder and the Lenders entered into the Acreage Debt Option Agreement, which superseded the letter agreement dated October 24, 2022 between the parties, pursuant to which the Acreage Debt Optionholder was granted the right to purchase the Acreage Debt from the Lenders in exchange for the Option Premium, which was deposited into an escrow account on November 17, 2022. The Acreage Debt Optionholder has the right to exercise the option at its discretion, and if the option is exercised, the Option Premium will be used to reduce the purchase price to be paid for the outstanding Acreage Debt. In the event that Acreage repays the Acreage Debt on or prior to maturity, the Option Premium will be returned to the Acreage Debt Optionholder. In the event that Acreage defaults on the Acreage Debt and the Acreage Debt Optionholder does not exercise its option to acquire the Acreage Debt, the Option Premium will be released to the Lenders.

The Option Premium represents a financial instrument. The Company accounts for this instrument as a financial asset at estimated fair value, with any changes recorded in other income (expense), net. At March 31, 2024, the estimated fair value of the financial instrument associated with the Option Premium was $37,574 (March 31, 2023 – $35,479), with the change in estimated fair value from initial recognition recorded in other income (expense), net. See Note 25 for additional details on how the fair value of the Option Premium financial instrument is calculated on a recurring basis.

The Lenders provided notice to the Company pursuant to the Acreage Debt Option Agreement of a default on the Acreage Debt. The Company is continuing to evaluate the notice and the applicable provisions of the Acreage Debt Option Agreement.

14. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	March 31, 2024	March 31, 2023
Buildings and greenhouses	$ 305,606	$ 413,832
Production and warehouse equipment	62,026	76,760
Leasehold improvements	7,787	13,655
Office and lab equipment	11,041	13,636
Computer equipment	7,784	8,521
Land	5,323	16,781
Right-of-use-assets		
Buildings and greenhouses	17,697	35,167
Assets in process	1,019	3,229
	418,283	581,581
Less: Accumulated depreciation	(98,180)	(110,310)
	$ 320,103	$ 471,271

Depreciation expense included in cost of goods sold for the year ended March 31, 2024 is $24,655 (year ended March 31, 2023 – $45,119; year ended March 31, 2022 – $50,200). Depreciation expense included in selling, general and administrative expenses for the year ended March 31, 2024 is $3,721 (year ended March 31, 2023 – $10,456; year ended March 31, 2022 – $25,936).

See Note 7 for information on the impairment and abandonment of property, plant and equipment, net that resulted in a gain of $40,578 that the Company recognized as part of its restructuring actions in the year ended March 31, 2024 (year ended March 31, 2023 – $376,176 loss; year ended March 31, 2022 – $224,726 loss).

15. INTANGIBLE ASSETS

The components of intangible assets are as follows:

	March 31, 2024		March 31, 2023	
	Gross Carrying Amount	Net Carrying Amount	Gross Carrying Amount	Net Carrying Amount
Finite lived intangible assets				
Intellectual property	$ 82,423	$ 38,571	$ 98,383	$ 56,333
Distribution channel	45,981	3,029	58,324	11,231
Operating licenses	24,400	15,964	24,400	19,012
Software and domain names	32,262	7,010	34,177	14,579
Brands	14,493	10,850	16,253	13,249
Amortizable intangibles in process	29	29	508	508
Total	$ 199,588	$ 75,453	$ 232,045	$ 114,912
Indefinite lived intangible assets				
Acquired brands		$ 28,600		$ 45,838
Total intangible assets		$ 104,053		$ 160,750

Amortization expense included in cost of goods sold for the year ended March 31, 2024 is $55 (year ended March 31, 2023 – $60; year ended March 31, 2022 – $81). Amortization expense included in selling, general and administrative expenses for the year ended March 31, 2024 is $24,745 (year ended March 31, 2023 – $24,398; year ended March 31, 2022 – $34,724).

Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

2025	$ 20,882
2026	17,329
2027	14,149
2028	13,553
2029	8,670
Thereafter	870
Total	75,453

See Note 7 for information on: (i) the impairment and abandonment of intangible assets that resulted in charges in the amount of $nil that the Company recognized as part of its restructuring actions in the year ended March 31, 2024 (year ended March 31, 2023 -

$27,399; year ended March 31, 2022 – $41,404) and (ii) impairment charges of $17,266 in the year ended March 31, 2024 (year ended March 31, 2023 – $14,614; year ended March 31, 2022 – $26,065).

16. GOODWILL

The changes in the carrying amount of goodwill are as follows:

Balance, March 31, 2022	$ 1,809,102
Disposal of consolidated entities	(227)
Impairment losses	(1,727,679)
Foreign currency translation adjustments	4,367
Balance, March 31, 2023	$ 85,563
Impairment losses	(42,081)
Foreign currency translation adjustments	(243)
Balance, March 31, 2024	$ 43,239

Year ended March 31, 2024

As part of our annual impairment testing, we performed a quantitative goodwill impairment assessment for our remaining goodwill balance, which is assigned to the Company's Storz & Bickel reporting unit. From the analysis, an impairment of $42,081 to Storz & Bickel's goodwill was recognized as the estimated fair value of the Storz & Bickel reporting unit was less than its carrying value. The estimated fair value of the Storz & Bickel reporting unit was determined using the income valuation method, with the most significant assumptions used in applying this method being: (i) the discount rate; (ii) the expected long-term growth rate; (iii) revenue growth rate projections; and (iv) annual cash flow projections. Certain negative trends, including slower growth rates, resulted in updated long-term financial forecasts indicating lower forecasted revenue and cash flow generation for the Storz & Bickel reporting unit. This methodology is consistent with that used by us for our annual impairment test conducted at March 31, 2023. At March 31, 2024, the remaining carrying value of the Storz & Bickel goodwill is $43,239.

Year ended March 31, 2023

As a result of the continued decline in the price of the Company's common shares in the three months ended June 30, 2022, the Company determined there to be an indicator of impairment for the cannabis operations reporting unit in the global cannabis segment, which was a reportable segment in the three months ended June 30, 2022. As a result, the Company performed a quantitative interim goodwill impairment assessment for the cannabis operations reporting unit as of June 30, 2022. The Company concluded that the carrying value of the cannabis operations reporting unit was higher than its estimated fair value, and a goodwill impairment loss totaling $1,725,368 was recognized in the three months ended June 30, 2022, representing the entirety of the goodwill assigned to the cannabis operations reporting unit.

The estimated fair value of the cannabis operations reporting unit was determined using the market valuation method, which is consistent with the methodology used by the Company for its annual impairment test conducted at March 31, 2022. The most significant assumptions used in applying this method were: (i) the price of the Company's common shares; and (ii) the estimated control premium associated with ownership of the Company's common shares.

While the Company changed its reportable segments in the three months ended September 30, 2022 (see Note 35), there were no changes to the composition of the Company's reporting units to which goodwill remained assigned at September 30, 2022. In the three months ended September 30, 2022, the Company determined there to be indicators of impairment for its This Works reporting unit, as slower growth rates resulted in updated long-term financial forecasts indicating lower forecasted revenue and cash flow generation. As a result, the Company performed a quantitative interim goodwill impairment test for its This Works reporting unit as of September 30, 2022 and concluded that the carrying value of the reporting unit was higher than its estimated fair value, as determined using the income valuation method. The Company recognized goodwill impairment losses totaling $2,311 in the three months ended September 30, 2022, representing the entirety of the goodwill assigned to its This Works reporting unit.

At March 31, 2023, the Company performed its annual goodwill impairment analysis using the quantitative assessment. No impairment was noted for the Company's Storz & Bickel reporting unit, as the estimated fair value of the Storz & Bickel reporting unit exceeded its carrying value. The estimated fair value of the Storz & Bickel reporting unit was determined using the income valuation method, with the most significant assumptions used in applying this method being: (i) the discount rate; (ii) the expected long-term growth rate; (iii) revenue growth rate projections; and (iv) annual cash flow projections. This methodology is consistent with that used by the Company for its annual impairment test conducted at March 31, 2022.

The carrying value, at March 31, 2023, of the goodwill associated with the Storz & Bickel reporting unit was $85,563. For the Storz & Bickel reporting unit, if all other assumptions were held constant and the discount rate was increased by 50 basis points, the estimated fair value would decrease by 5% and result in an impairment charge. If all other assumptions were held constant and the long-term growth rate was decreased by 50 basis points, the estimated fair value would decrease by 4% and result in an impairment charge. If all other assumptions were held constant and the revenue growth rate projections were decreased by 250 basis points, the estimated fair value would decrease by 11% and result in an impairment charge. If all other assumptions were held constant and the annual cash flow projections were decreased by 250 basis points, the estimated fair value would decrease by 3%.

At March 31, 2023, the fair value of the Storz & Bickel reporting unit to which goodwill is assigned exceeded its carrying value by approximately 3%. Accordingly, the goodwill assigned to the Storz & Bickel reporting unit is at risk for impairment in future periods. The Company may be required to perform a quantitative goodwill impairment assessment in future periods for the Storz & Bickel reporting unit, to the extent the Company experiences declines in the expected long-term growth rate, revenue growth rate projections or annual cash flow projections, or if discount rates increase, or if other indicators of impairment arise.

17. OTHER ACCRUED EXPENSES AND LIABILITIES

The components of other accrued expenses and liabilities are as follows:

	March 31, 2024	March 31, 2023
Employee compensation	$ 21,468	$ 27,322
Taxes and government fees	10,519	5,734
Professional fees	5,849	5,967
Other	16,203	14,720
	$ 54,039	$ 53,743

18. DEBT

The components of debt are as follows:

	Maturity Date	March 31, 2024	March 31, 2023
Unsecured senior notes at 4.25% interest with semi-annual interest payments	July 15, 2023		
Principal amount		$ -	$ 337,380
Accrued interest		-	3,148
Non-credit risk fair value adjustment		-	26,214
Credit risk fair value adjustment		-	(35,492)
		-	331,250
Credit facility	March 18, 2026		
Principal amount		486,935	886,080
Accrued interest		831	2,848
Deferred financing costs		(17,948)	(48,870)
		469,818	840,058
Supreme convertible debentures	September 10, 2025	30,654	31,503
Accretion debentures	September 10, 2025	6,390	8,780
Equity-settled convertible debentures	February 28, 2028	-	93,228
Promissory note	December 31, 2024	89,224	-
Other revolving debt facility, loan, and financings		1,143	2,062
		597,229	1,306,881
Less: current portion		(103,935)	(556,890)
Long-term portion		$ 493,294	$ 749,991

Unsecured Senior Notes

On June 20, 2018, the Company issued the Canopy Notes with an aggregate principal amount of $600,000. The Canopy Notes bore interest at a rate of 4.25% per annum, payable semi-annually on January 15th and July 15th of each year commencing from January 15, 2019. The Canopy Notes matured on July 15, 2023. The Canopy Notes were subordinated in right of payment to any existing and future senior indebtedness. The Canopy Notes ranked senior in right of payment to any future subordinated borrowings. The Canopy Notes were effectively junior to any secured indebtedness and the Canopy Notes were structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries.

The Canopy Notes were issued pursuant to an indenture dated June 20, 2018, as supplemented on April 30, 2019 and June 29, 2022 (collectively, the "Canopy Notes Indenture"). As a result of the supplement to the Canopy Notes Indenture dated June 29, 2022 (the "Second Supplemental Indenture"), the Company irrevocably surrendered its right to settle the conversion of any Canopy Note with its common shares. As a result, had there been any conversions of Canopy Notes following the execution of the Second Supplemental Indenture these would have been settled entirely in cash, unless otherwise negotiated.

On June 29, 2022 and June 30, 2022, the Company entered into privately negotiated exchange agreements (the "Exchange Agreements") with a limited number of holders of the Canopy Notes including Greenstar (collectively, the "2022 Noteholders"). Pursuant to the Exchange Agreements, the Company agreed to acquire and cancel approximately $262,620 of aggregate principal amount of the Canopy Notes from the 2022 Noteholders (the "Exchange Transaction") for an aggregate purchase price (excluding $5,383 paid to the 2022 Noteholders in cash for accrued and unpaid interest) of $259,994 (the "Purchase Price"), which was payable in the Company's common shares.

On the initial closings, 3,566,242 common shares were to be issued to the 2022 Noteholders, other than Greenstar, based on a price equal to US$35.00 per common share, which was the closing price of the common shares on the Nasdaq Global Select Market on June 29, 2022. The Company satisfied the Purchase Price as follows:

- On June 30, 2022, 1,406,935 common shares were issued to 2022 Noteholders, representing the Company's acquisition and cancellation of an aggregate principal amount of Canopy Notes of $63,098, which were recorded at a fair value of $50,866.

- In July 2022, 2,159,307 common shares were issued to 2022 Noteholders, representing an aggregate principal amount of Canopy Notes of $99,522, which were recorded at a fair value of $76,424 upon acquisition and cancellation.

- On the final closing on July 18, 2022 (the "Final Closing"), 1,189,653 common shares were issued to 2022 Noteholders other than Greenstar, based on the volume-weighted average trading price of the common shares on the Nasdaq Global Select Market for the 10 consecutive trading days beginning on, and including, June 30, 2022, being US$26.2450 (the "Averaging Price").

- In addition, on the Final Closing on July 18, 2022, 2,924,546 common shares were issued to Greenstar based on a price per common share equal to the Averaging Price. Pursuant to the Exchange Transaction, the Company agreed to acquire and cancel $100,000 in aggregate principal amount, which was recorded at a fair value of $98,078 upon acquisition and cancellation. Prior to the completion of the Exchange Transaction, Greenstar held $200,000 in aggregate principal amount of the Canopy Notes.

In total, 6,273,506 common shares were issued in July 2022, representing the Company's acquisition and cancellation of an aggregate principal amount of Canopy Notes of $199,522, and a total of 7,680,441 common shares were issued in June and July 2022, representing the Company's acquisition and cancellation of an aggregate principal amount of Canopy Notes of $262,620.

In connection with the Exchange Transaction, in the three months ended June 30, 2022, the Company recognized a derivative liability of $26,594 in connection with the incremental common shares that were potentially issuable to the 2022 Noteholders, other than Greenstar, as at June 30, 2022 at the Averaging Price on the Final Closing. The derivative liability, and associated fair value changes in the year ended March 31, 2023, were recorded through other income (expense), net. The derivative liability with a fair value of $39,896 was derecognized upon Final Closing on July 18, 2022.

On April 13, 2023, the Company entered into an exchange agreement (the "April 2023 Exchange Agreement") with Greenstar in order to acquire and cancel $100,000 aggregate principal amount of the Canopy Notes. Pursuant to the April 2023 Exchange Agreement, the Company agreed to acquire and cancel $100,000 aggregate principal amount of the Canopy Notes held by Greenstar in exchange for: (i) a cash payment to Greenstar in the amount of the unpaid and accrued interest owing under the Canopy Notes held by Greenstar; and (ii) a promissory note (the "CBI Note") issuable to Greenstar in the aggregate amount of $100,000 payable on December 31, 2024, bearing interest at a rate of 4.25% per year, payable on maturity of the CBI Note. As a result, Greenstar no longer holds any Canopy Notes. At March 31, 2024, the estimated fair value of the CBI Note was $89,224, measured using a discounted cash flow model. See Note 25 for additional details on how the fair value of the CBI Note is calculated on a recurring basis. As described in Note 5, in connection with the Note Exchange, the CBI Note was cancelled.

In June 2023, the Company entered into privately negotiated exchange agreements (the "June 2023 Exchange Agreements") with certain holders of the Canopy Notes (the "Noteholders"), pursuant to which the Company acquired and cancelled an aggregate principal amount of Canopy Notes of $12,500 in exchange for cash, including accrued and unpaid interest owing under such Canopy Notes, and the issuance of an aggregate 2,434,274 Canopy Growth common shares.

On July 13, 2023, the Company entered into privately negotiated redemption agreements (collectively, the "Redemption Agreements") with certain Noteholders of the Canopy Notes pursuant to which approximately $193,000 aggregate principal amount of the outstanding Canopy Notes held by such Noteholders were redeemed by the Company (the "Redemption") for: (i) a cash payment in the aggregate amount of approximately $101,000; (ii) the issuance of an aggregate of 9,043,092 Canopy Growth common shares; and (iii) the issuance of $40,380 aggregate principal amount of unsecured non-interest bearing convertible debentures (the "Debentures"). Following the Redemption, the Company settled the remaining aggregate principal amount owing under the outstanding Canopy Notes in cash and, as of the maturity date, there were no Canopy Notes outstanding.

The Debentures were issued pursuant to a debenture indenture dated July 14, 2023 between the Company and Odyssey Trust Company, in its capacity as trustee. The Debentures were convertible into Canopy Growth common shares (the "Debenture Shares") at the option of the holder at any time or times following approval from the Company's shareholders for the issuance of all of the Debenture Shares in excess of the Nasdaq threshold of 19.99% and the TSX requirements of 25%, of the issued and outstanding Canopy Growth common shares in accordance with the applicable rules and regulations of the Nasdaq and the TSX (the "Shareholder Approval") until the maturity date of January 15, 2024, at a conversion price equal to $5.50, subject to adjustment in certain events.

The Company obtained Shareholder Approval at its Annual General and Special Meeting of shareholders held on September 25, 2023. As of September 30, 2023, all conversions pursuant to the Debentures had been completed and the amount outstanding under the Debentures was $nil.

The Canopy Notes were initially recognized at fair value on the balance sheet and continued to be recorded at fair value until their repayment. All changes in fair value following initial recognition, excluding the impact of the change in fair value related to the Company's own credit risk, were recorded in other income (expense), net. The changes in fair value related to the Company's own credit risk were recorded through other comprehensive income (loss).

During the year ended March 31, 2024, the Company acquired and cancelled the remaining aggregate principal amount of Canopy Notes (March 31, 2023 - acquired and cancelled $262,620 of aggregate principal amount), which resulted in a release of accumulated other comprehensive income into other income (expense), net of $2,373 (March 31, 2023 - $44,370). The related tax impact of $13,433 for the year ended March 31, 2024 ($14,862 - for the year ended March 31, 2023) associated with the aggregate principal amount acquired and cancelled was also released from accumulated other comprehensive income into deferred income tax expense. Refer to Note 23.

The overall change in fair value of the Canopy Notes during the years ended March 31, 2024 and March 31, 2023, was a decrease of $331,250 and a decrease of $232,708, respectively, which included contractual interest of $2,925 and $16,956, respectively, and principal redemption of $337,380 and $262,620, respectively. Upon redemption, the principal redeemed during the years ended March 31, 2024 and March 31, 2023 had a fair value of $334,005 and $225,369, respectively. Refer to Note 25 for additional details on how the fair value of the Canopy Notes is calculated.

Credit Facility

On March 18, 2021, the Company entered into a term loan credit agreement (the "Credit Agreement") providing for a five-year, first lien senior secured term loan facility in an aggregate principal amount of US$750,000 (the "Credit Facility"). The Company had the ability to obtain up to an additional US$500,000 of incremental senior secured debt pursuant to the Credit Agreement. As described in Note 5, in connection with the balance sheet actions completed as part of the creation of Canopy USA, the Company entered into agreements with certain of its lenders under the Credit Agreement to complete the Paydown, which resulted in the Company purchasing US$187,500 of principal amount outstanding thereunder at a discounted price of US$930 per US$1,000 or US$174,375 in the aggregate. The first payment, which was oversubscribed, in the amount of $117,528 (US$87,852) was made on November 10, 2022 to reduce the principal indebtedness by $126,324 (US$94,427). The second payment of $116,847 (US$87,213) was made on April 17, 2023 to reduce principal indebtedness under the Credit Agreement by $125,606 (US$93,750). Additionally, on October 24, 2022, the Company and certain of its lenders agreed to make certain amendments to the Credit Agreement which, among other things, resulted in: (i) a reduction to the minimum liquidity covenant to no less than US$100,000 following completion of the second principal repurchase on April 17, 2023; (ii) certain changes to the application of net proceeds from asset sales; (iii) the establishment of a new committed delayed draw term credit facility in an aggregate principal amount of US$100,000; and (iv) the elimination of the additional US$500,000 incremental term loan facility.

On July 13, 2023, as part of the Company's balance sheet deleveraging initiatives, the Company entered into agreements with certain of its lenders under the Credit Agreement pursuant to which certain additional amendments were made to the Credit Agreement (the Credit Agreement, as amended as of July 13, 2023, is referred to herein as the "Amended Credit Agreement"). The Amended Credit Agreement required the Company to prepay or repurchase principal indebtedness under the Credit Facility in an amount equal to the US dollar equivalent of $93,000 at a discounted price of US$930 per US$1,000 (the "July 2023 Paydown"). In addition, the Amended Credit Agreement requires the Company to apply certain net proceeds from asset sales to prepay or repurchase principal indebtedness under the Credit Facility and receive principal reductions at, in certain circumstances, a discounted price of US$950 per US$1,000. The Amended Credit Agreement also includes, among other things, amendments to the minimum liquidity covenant such that the US$100,000 minimum liquidity covenant ceased to apply concurrently with the July 2023 Paydown. The Company made the July 2023 Paydown on July 21, 2023.

On each of August 11, 2023 and September 14, 2023, pursuant to the terms of the Amended Credit Agreement, the Company repurchased additional outstanding principal amounts under the Credit Facility using certain net proceeds from completed asset sales (the "Second Quarter 2024 Paydowns"). The Second Quarter 2024 Paydowns resulted in an aggregate principal reduction of $73,313 (US$54,491) for a cash payment of $69,647 (US$51,766).

On each of November 28, 2023 and December 27, 2023, pursuant to the terms of the Amended Credit Agreement, the Company repurchased and repaid, as applicable, additional outstanding principal amounts under the Credit Facility using certain net proceeds from completed asset sales (the "Third Quarter 2024 Paydowns"). The Third Quarter 2024 Paydowns resulted in an aggregate principal reduction of $65,379 (US$48,532) for a cash payment of $63,167 (US$46,902).

On February 21, 2024, the Company repurchased additional outstanding principal amounts under the Credit Facility (the "Fourth Quarter 2024 Paydown"). The Fourth Quarter 2024 Paydown resulted in an aggregate principal reduction of $31,078 (US$23,000) for a cash payment of $27,970 (US$20,700).

The Amended Credit Facility continues to mature on March 18, 2026 and through December 26, 2023, had an interest rate of LIBOR + 8.50%. After December 26, 2023, interest on amounts outstanding under the Amended Credit Facility is calculated at either the applicable prime rate plus 7.50% per annum, subject to a prime rate floor of 2.00%, or adjusted term SOFR plus 8.50% per annum, subject to an adjusted term SOFR floor of 1.00%. The Company's obligations under the Credit Facility are guaranteed by material wholly-owned Canadian and U.S. subsidiaries of the Company. The Credit Facility is secured by substantially all of the assets of the Company and its material wholly-owned Canadian and U.S. subsidiaries, including material real property. The Credit Agreement contains representations and warranties, and affirmative and negative covenants.

Convertible Debentures

On February 21, 2023, the Company entered into a subscription agreement (the "Convertible Debenture Agreement") with an institutional investor (the "Institutional Investor") pursuant to which the Institutional Investor agreed to purchase up to US$150,000 aggregate principal amount of senior unsecured convertible debentures ("Convertible Debentures") in a registered direct offering. The Convertible Debentures were issued pursuant to the indenture dated February 21, 2023 (the "Indenture") between the Company and Computershare Trust Company of Canada, as trustee. Pursuant to the Convertible Debenture Agreement, an initial $135,160 (US$100,000) aggregate principal amount of the Convertible Debentures were sold to the Institutional Investor on February 21, 2023. The conditions with respect to the remaining US$50,000 aggregate principal amount of the Convertible Debentures were neither satisfied nor waived.

The Convertible Debentures were convertible into the Company's common shares at the option of the Institutional Investor at any time or times prior to February 28, 2028, at a conversion price equal to 92.5% of the volume-weighted average price of the Company's common shares during the three consecutive trading days ending on the business day immediately prior to the date of conversion. No cash payment or any other property of the Company was made by the Company to the Institutional Investor in connection with, or as a result of, the issuance, conversion or repayment of the Convertible Debentures.

For the years ended March 31, 2024 and March 31, 2023 US$72,800 and US$27,200, respectively, in aggregate principal amount of the Convertible Debentures were converted for 8,445,894 and 1,414,206, respectively, Canopy Growth common shares. As of March 31, 2024, all conversions pursuant to the Convertible Debentures were completed and the amount outstanding under the Convertible Debentures was $nil.

Supreme Cannabis Convertible Debentures and Accretion Debentures

On October 19, 2018, The Supreme Cannabis Company, Inc. ("Supreme Cannabis") entered into an indenture with Computershare Trust Company of Canada (the "Trustee") pursuant to which Supreme Cannabis issued 6.0% senior unsecured convertible debentures (the "Supreme Debentures") for gross proceeds of $100,000. On September 9, 2020, Supreme Cannabis and the Trustee entered into a supplemental indenture to effect certain amendments to the Supreme Debentures, which included among other things: (i) the cancellation of $63,500 of principal amount of the Supreme Debentures; (ii) an increase in the interest rate to 8% per annum; (iii) the extension of the maturity date to September 10, 2025; and (iv) a reduction in the conversion price to $2.85.

In addition, on September 9, 2020, Supreme Cannabis issued new senior unsecured non-convertible debentures (the "Accretion Debentures"). The principal amount began at $nil and accreted at a rate of 11.06% per annum based on the remaining principal amount of the Supreme Debentures of $36,500 to a maximum of $13,500, compounding on a semi-annual basis commencing on September 9, 2020, and ending on September 9, 2023. As of September 9, 2023, the principal amount of the Accretion Debentures was finalized as $10,434. The Accretion Debentures are payable in cash, but do not bear cash interest and are not convertible into the common shares of Supreme Cannabis (the "Supreme Shares"). The principal amount of the Accretion Debentures will amortize, or be paid, at 1.0% per month over the 24 months prior to maturity. During the year ended March 31, 2024 principal payments on Accretion Debentures totaled $3,500.

As a result of the completion of an arrangement, on June 22, 2021 by the Company and Supreme Cannabis, pursuant to which the Company acquired 100% of the issued and outstanding Supreme Shares (the "Supreme Arrangement"), the Supreme Debentures remain outstanding as securities of Supreme Cannabis, which, upon conversion will entitle the holder thereof to receive, in lieu of the number of Supreme Shares to which such holder was theretofore entitled, the consideration payable under the Supreme Arrangement that such holder would have been entitled to be issued and receive if, immediately prior to the effective time of the Supreme Arrangement, such holder had been the registered holder of the number of Supreme Shares to which such holder was theretofore entitled.

In connection with the Supreme Arrangement, the Company, Supreme Cannabis and the Trustee entered into a supplemental indenture whereby the Company agreed to issue common shares upon conversion of any Supreme Debenture. In addition, the Company may force conversion of the Supreme Debentures outstanding with 30 days' notice if the daily volume weighted average trading price of the Company's common shares is greater than $385.90 for any 10 consecutive trading days. The Company, Supreme

Cannabis and the Trustee entered into a further supplemental indenture whereby the Company agreed to guarantee the obligations of Supreme Cannabis pursuant to the Supreme Debentures and the Accretion Debentures.

Prior to September 9, 2023, the Supreme Debentures were not redeemable. Beginning on and after September 9, 2023, Supreme Cannabis may from time to time, upon providing 60 days prior written notice to the Trustee, redeem the Convertible Debentures outstanding, provided that the Accretion Debentures have already been redeemed in full.

As described in Note 36, in connection with the Transaction, the May 2024 Investor (as defined below) delivered approximately $27.5 million aggregate principal amount of outstanding Supreme Debentures and Accretion Debentures and paid the Company approximately US$50 million in exchange for the Company issuing to the May 2024 Investor (i) the May 2024 Convertible Debenture (as defined below) and (ii) the 2024 Investor Warrants (as defined below).

Debt payments

As of March 31, 2024, the required principal repayments under long-term debt obligations, excluding equity-settled convertible debentures, for each of the five succeeding fiscal years and thereafter are as follows:

2025	$	106,913
2026		515,043
2027		-
2028		-
2029		-
Thereafter		-
	$	621,956

19. OTHER LIABILITIES

The components of other liabilities are as follows:

	As at March 31, 2024			As at March 31, 2023		
	Current	Long-term	Total	Current	Long-term	Total
Lease liabilities	$ 15,173	$ 55,597	$ 70,770	$ 28,421	$ 78,367	$ 106,788
Acquisition consideration and other investment related liabilities	12,809	10,558	23,367	25,945	30,323	56,268
Refund liability	4,169	-	4,169	6,434	-	6,434
Settlement liabilities and other	15,917	5,659	21,576	32,950	13,733	46,683
	$ 48,068	$ 71,814	$ 119,882	$ 93,750	$ 122,423	$ 216,173

The estimated deferred payments associated with the Wana financial instrument (the "Wana Deferred Payments") within acquisition consideration and other investment related liabilities at March 31, 2024 is $18,983 (March 31, 2023 - $26,370). See Note 25 for additional details on how the fair value of the Wana Deferred Payments is calculated on a recurring basis.

20. REDEEMABLE NONCONTROLLING INTEREST

The net change in the redeemable noncontrolling interests is as follows:

	Vert Mirabel	BioSteel	Total
As at March 31, 2021	11,500	$ 123,800	$ 135,300
Net loss attributable to redeemable noncontrolling interest	(3,165)	(16,152)	(19,317)
Adjustments to redemption amount	(7,335)	(71,039)	(78,374)
Redemption of redeemable noncontrolling interest	-	(5,109)	(5,109)
As at March 31, 2022	1,000	31,500	32,500
Net loss attributable to redeemable noncontrolling interest	(53)	(29,491)	(29,544)
Adjustments to redemption amount	53	9,667	9,720
Redemption of redeemable noncontrolling interest	(1,000)	(11,676)	(12,676)
As at March 31, 2023	-	-	-
Net loss attributable to redeemable noncontrolling interest	-	(18,526)	(18,526)
Adjustments to redemption amount	-	18,526	18,526
As at March 31, 2024	$ -	$ -	$ -

In August 2023, the Company issued 1,520,605 common shares relating to its acquisition of the Vert Mirabel redeemable noncontrolling interest which had closed in March 2023.

21. SHARE CAPITAL

Authorized

An unlimited number of common shares.

(i) Equity financings

On September 18, 2023, the Company entered into subscription agreements (the "Subscription Agreements") with certain institutional investors (the "Investors"). Pursuant to the terms of the Subscription Agreements, the Company issued 2,292,947 units (after giving effect to the Share Consolidation) of the Company (the "Units") to the Investors at a price per Unit of US$10.90 (after giving effect to the Share Consolidation) for aggregate gross proceeds of $33,745 (US$25,000) (the "Unit Offering"). Each Unit is comprised of one Canopy Growth common share and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one Canopy Growth common share at a price per share equal to US$13.50 (after giving effect to the Share Consolidation) for a period of five years from the date of issuance. The Unit Offering closed on September 19, 2023. The Investors also held an over-allotment option to acquire up to an additional 2,292,947 (after giving effect to the Share Consolidation) Units at a price per Unit of US$10.90 (after giving effect to the Share Consolidation) for aggregate gross proceeds of approximately US$25,000 at the discretion of the Investors at any time on or before November 2, 2023 (the "Over-Allotment Option"). The Over-Allotment Option was not exercised by the Investors and expired on November 2, 2023.

The gross proceeds from the Unit Offering were allocated to the Canopy Growth common shares, Warrants, and Over-Allotment Option based on their relative fair values. Unit quantities, price per Unit amounts and exercise price of the Warrants relating to the Subscription Agreements have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023, see Note 2 for details.

On January 18, 2024, the Company entered into subscription agreements (the "January 2024 Subscription Agreements") with certain institutional investors (the "January 2024 Investors"). Pursuant to the terms of the January 2024 Subscription Agreements, the Company issued 8,158,510 units of the Company (the "January 2024 Units") to the January 2024 Investors at a price per January 2024 Unit of US$4.29 for aggregate gross proceeds of approximately $47,117 (US$35,000) (the "January 2024 Unit Offering"). Each January 2024 Unit is comprised of (a) one Canopy Growth common share and (b)(i) one Series A common share purchase warrant (a "Series A Warrant") or (ii) one Series B common share purchase warrant (a "Series B Warrant" and, together with the Series A Warrants, the "January 2024 Warrants"). Each January 2024 Warrant entitles the holder to acquire one Canopy Growth common share from the Company at a price per share equal to US$4.83. The Series A Warrants are currently exercisable and will remain exercisable until January 19, 2029, and the Series B Warrants will be exercisable for a period commencing on July 19, 2024 until July 19, 2029. The January 2024 Unit Offering closed on January 19, 2024.

The gross proceeds from the January 2024 Unit Offering were allocated to the Canopy Growth common shares and the January 2024 Warrants based on their relative fair values.

There were no equity financings during the years ended March 31, 2023 and March 31, 2022.

(ii) Other issuances of common shares

During the year ended March 31, 2024, the Company issued the following common shares, net of share issuance costs, as a result of business combinations, milestones being met, and other equity-settled transactions:

	Number of common shares[1]	Share capital	Share based reserve
Settlement of Convertible Debentures	8,445,894	$ 108,055	$ -
Settlement of Canopy Notes	11,477,366	57,084	-
Settlement of Debentures	7,341,818	87,754	-
Other issuances and share issue costs	6,165	(317)	(80)
Total	27,271,243	$ 252,576	$ (80)

[1] Prior period share amounts have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023. See Note 2 for details.

During the year ended March 31, 2023, the Company issued the following common shares, net of share issuance costs, as a result of business combinations, milestones being met, and other equity-settled transactions:

	Number of common shares[1]	Share capital	Share based reserve
Settlement of Convertible Debentures	1,414,206	$ 38,781	$ -
HSCP Holders pursuant to Amended TRA	1,275,101	41,202	-
Jetty Agreements	842,654	59,013	-
Completion of acquisition milestones	22,242	1,379	(1,379)
Other issuances	29,985	1,621	(572)
Total	3,584,188	$ 141,996	$ (1,951)

[1] Prior year share amounts have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023. See Note 2 for details.

For the year ended March 31, 2023, the Company also issued 869,213 common shares with a value of $26,506 relating to its redemption of the redeemable noncontrolling interest in BioSteel. The redemption increases the Company's interest in BioSteel from 78.6% to 90.4%.

During the year ended March 31, 2022, the Company issued the following common shares, net of share issuance costs, as a result of business combinations, milestones being met, and other equity-settled transactions:

	Number of common shares[1]	Share capital	Share based reserve
Acquisition of Supreme Cannabis	901,340	$ 260,668	$ -
Completion of acquisition milestones	129,529	29,276	(29,721)
Other issuances	49,274	8,201	(736)
Total	1,080,143	$ 298,145	$ (30,457)

[1] Prior year share amounts have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023. See Note 2 for details.

(iii) Warrants

	Number of whole warrants[2]	Average exercise price	Warrant value
Balance outstanding at March 31, 2021[1]	12,707,314	$ 583.30	$ 2,568,438
Exercise of warrants	126,574	256.10	13,350
Expiry of warrants	(14,583)	326.10	-
Balance outstanding at March 31, 2022[1]	12,819,305	$ 580.40	$ 2,581,788
Expiry of warrants	-	-	-
Balance outstanding at March 31, 2023[1]	12,819,305	$ 580.40	$ 2,581,788
Issuance of warrants from private placement	10,451,457	9.11	28,731
Expiry of warrants	(12,819,305)	580.39	-
Balance outstanding at March 31, 2024	10,451,457	$ 9.12	$ 2,610,519

[1] This balance excludes the Tranche C Warrants, which represent a derivative liability and have nominal value, see Note 31.
[2] Prior period and prior year warrant amounts have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023. See Note 2 for details.

22. SHARE-BASED COMPENSATION

CANOPY GROWTH CORPORATION SHARE-BASED COMPENSATION PLAN

On September 25, 2023, the Company's shareholders approved a new Omnibus Equity Incentive Plan (the "Omnibus Equity Incentive Plan") pursuant to which the Company can issue share-based long-term incentives. The Omnibus Equity Incentive Plan replaces the Company's previous equity incentive plan, which was originally approved by the Company's shareholders on July 30, 2018 (the "Previous Equity Incentive Plan"). The approval of the Omnibus Equity Incentive Plan and replacement of the Previous Equity Incentive Plan are detailed in the Company's annual definitive proxy statement filed with the Securities and Exchange Commission on August 9, 2023.

All directors, employees and consultants of the Company are eligible to receive awards of common share purchase options ("Options"), restricted share units ("RSUs"), deferred share units or shares-based awards (collectively, the "Awards") under the Omnibus Equity Incentive Plan, subject to certain limitations. The Omnibus Equity Incentive Plan allows for a maximum term of each Option to be ten years from the date of grant and the maximum number of common shares available for issuance under the Omnibus Equity Incentive Plan remains at 10% of the issued and outstanding common shares from time to time, less the number of common shares issuable pursuant to other security-based compensation arrangements of the Company (including common shares reserved for issuance under the Previous Equity Incentive Plan).

The Omnibus Equity Incentive Plan was adopted on September 25, 2023. No further awards will be granted under the Previous Equity Incentive Plan and any new Awards will be issued by the Company pursuant to the terms of the Omnibus Equity Incentive Plan. However, outstanding and unvested awards granted under the Previous Equity Incentive Plan will continue to be governed in accordance with the terms of such plan.

The maximum number of common shares reserved for Awards is 9,111,550 at March 31, 2024 (March 31, 2023 – 5,173,056). As of March 31, 2024, the only Awards issued have been Options, RSUs and performance share units ("PSUs") under the Previous Equity Incentive Plan, and Options and RSUs under the Omnibus Equity Incentive Plan.

The Omnibus Equity Incentive Plan is administered by the Corporate Governance, Compensation and Nominating Committee of the Board (the "CGC&N Committee") which establishes in its discretion, among other things, exercise prices, at not less than the Fair Market Value (as defined in the Omnibus Equity Incentive Plan) at the date of grant, vesting terms and expiry dates (set at up to ten years from issuance) for Awards, subject to the limits contained in the Omnibus Equity Incentive Plan.

Under the Company's Employee Share Purchase Plan (the "Purchase Plan") the aggregate number of common shares that may be issued is 60,000, and the maximum number of common shares which may be issued in any one fiscal year shall not exceed 30,000. As of March 31, 2024, the Company has issued a total of 59,993 common shares under the Purchase Plan (March 31, 2023 – 53,567) with 6,426 being issued in the current fiscal year (March 31, 2023 – 29,985). The Purchase Plan concluded in August 2023 as all of the common shares available have been purchased and the Company does not currently intend to reinstate the Purchase Plan at this time.

The following is a summary of the changes in the Company's Omnibus Equity Incentive Plan and Previous Equity Incentive Plan employee options during the years ended March 31, 2022, 2023 and 2024:

	Options issued[1]		Weighted average exercise price[1]
Balance outstanding at March 31, 2021	1,770,431	$	367.90
Options granted	253,729		174.00
Replacement options issued as a result of the acquisition of Supreme Cannabis	14,016		805.30
Options exercised	(44,568)		122.70
Options forfeited	(315,312)		420.30
Balance outstanding at March 31, 2022	1,678,296	$	338.90
Options granted	465,880		49.30
Options exercised	(7,959)		35.30
Options forfeited	(761,128)		288.00
Balance outstanding at March 31, 2023	1,375,089	$	271.20
Options granted	2,438,257		6.22
Options exercised	(1,143)		0.60
Options forfeited	(928,281)		214.17
Balance outstanding at March 31, 2024	2,883,922	$	70.01

[1] Prior period options and exercise price amounts have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023. See Note 2 for details.

The following is a summary of the Options outstanding as at March 31, 2024:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices[1]	Outstanding at March 31, 2024[1]	Weighted Average Remaining Contractual Life (years)		Exercisable at March 31, 2024[1]	Weighted Average Remaining Contractual Life (years)
$0.60 - $7.50	2,098,108	5.24		2,471	0.38
$7.51 - $56.10	278,998	4.39		93,008	4.39
$56.11 - $676.40	506,816	1.41		384,845	1.26
	2,883,922	4.49		480,324	1.86

[1] Prior period options and exercise price amounts have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023. See Note 2 for details.

At March 31, 2024, the weighted average exercise price of Options outstanding and options exercisable was $70.01 and $312.68, respectively (March 31, 2023 – $271.20 and $372.80, respectively).

The Company recorded $10,403 in share-based compensation expense related to Options and Purchase Plan shares issued to employees and contractors for the year ended March 31, 2024 (for the year ended March 31, 2023 – $6,878; for the year ended March 31, 2022 – $27,163). The share-based compensation expense for the year ended March 31, 2024 includes an amount related to 107,874 Options being provided in exchange for services which are subject to performance conditions (for the year ended March 31, 2023 – 107,874; for the year ended March 31, 2022 – 133,625).

The Company issued replacement Options to employees in relation to the acquisition of Supreme Cannabis (Note 29(c)) and during the year ended March 31, 2022, recorded share-based compensation expense $823.

The Company uses the Black-Scholes option pricing model to establish the fair value of Options granted during the years ended March 31, 2024, 2023 and 2022 on their measurement date by applying the following assumptions:

	March 31, 2024	March 31, 2023	March 31, 2022
Risk-free interest rate	3.83%	3.45%	1.09%
Expected life of options (years)	3 - 5	3 - 5	3 - 5
Expected volatility	82.85%	77%	75%
Expected forfeiture rate	20.59%	19%	18%
Expected dividend yield	nil	nil	nil
Black-Scholes value of each Option[1]	$ 3.87	$ 29.20	$ 96.90

[1] Prior year Option values have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023. See Note 2 for details.

Volatility was estimated by using the historical volatility of the Company. The expected life in years represents the period of time that Options granted are expected to be outstanding. The risk-free rate was based on zero coupon Canada government bonds with a remaining term equal to the expected life of the Options.

For the year ended March 31, 2024, the Company recorded $3,777 in share-based compensation expense related to RSUs and PSUs (for the year ended March 31, 2023 – $18,444, for the year ended March 31, 2022 – $10,709).

The following is a summary of changes in the Company's RSUs and PSUs during the years ended March 31, 2022, 2023 and 2024:

	Number of RSUs and PSUs[1]
Balance outstanding at March 31, 2021	75,331
RSUs and PSUs granted	325,367
RSUs and PSUs released	(30,032)
RSUs and PSUs cancelled and forfeited	(22,937)
Balance outstanding at March 31, 2022	347,729
RSUs and PSUs granted	314,310
RSUs and PSUs released	(146,494)
RSUs and PSUs cancelled and forfeited	(257,223)
Balance outstanding at March 31, 2023	258,322
RSUs and PSUs granted	1,556,983
RSUs and PSUs released	(140,496)
RSUs and PSUs cancelled and forfeited	(402,510)
Balance outstanding at March 31, 2024	1,272,299

[1] Prior period amounts for RSUs and PSUs (granted pursuant to the Previous Equity Incentive Plan) have been retrospectively adjusted to reflect the Share Consolidation, which became effective on December 15, 2023. See Note 2 for details.

During the year ended March 31, 2024, the Company recorded $nil in share-based compensation expense related to acquisition milestones (for the year ended March 31, 2023 - $nil; for the year ended March 31, 2022 - $7,991).

23. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income includes the following components:

	Foreign currency translation adjustments	Changes of own credit risk of financial liabilities	Accumulated other comprehensive income (loss)
As at March 31, 2021	$ (28,246)	$ (5,994)	$ (34,240)
Disposal of consolidated entities	16,130	-	16,130
Other comprehensive (loss) income	(45,352)	21,180	(24,172)
As at March 31, 2022	(57,468)	15,186	(42,282)
Settlement of unsecured senior notes, net of deferred income tax	-	(29,507)	(29,507)
Other comprehensive income	27,207	30,722	57,929
As at March 31, 2023	(30,261)	16,401	(13,860)
Settlement of unsecured senior notes, net of deferred income tax	-	11,060	11,060
Other comprehensive loss	(917)	(12,334)	(13,251)
As at March 31, 2024	$ (31,178)	$ 15,127	$ (16,051)

24. NONCONTROLLING INTERESTS

The net change in the noncontrolling interests is as follows:

	Vert Mirabel	BioSteel	Other	Total
As at March 31, 2021	$ -	$ 1,658	$ 3,051	$ 4,709
Comprehensive loss	(3,165)	(16,152)	(1,207)	(20,524)
Net loss attributable to redeemable noncontrolling interest	3,165	16,152	-	19,317
Share-based compensation	-	839	-	839
As at March 31, 2022	-	2,497	1,844	4,341
Comprehensive loss	(53)	(29,491)	(1,844)	(31,388)
Net loss attributable to redeemable noncontrolling interest	53	29,491	-	29,544
Share-based compensation	-	570	-	570
Ownership changes	-	-	140	140
Redemption of redeemable noncontrolling interests, net	-	(1,620)	-	(1,620)
As at March 31, 2023	-	1,447	140	1,587
Comprehensive loss	-	(18,526)	-	(18,526)
Net loss attributable to redeemable noncontrolling interest	-	18,526	-	18,526
Share-based compensation	-	148	-	148
Ownership changes	-	(1,595)	(1)	(1,596)
As at March 31, 2024	$ -	$ -	$ 139	$ 139

25. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements are made using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value:

- Level 1 - defined as observable inputs such as quoted prices in active markets;
- Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value measurement is categorized in its entirety by reference to its lowest level of significant input.

The Company records cash, accounts receivable, interest receivable and, accounts payable, and other accrued expenses and liabilities at cost. The carrying values of these instruments approximate their fair value due to their short-term maturities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Assets and liabilities recognized or disclosed at fair value on a nonrecurring basis may include items such as property, plant and equipment, goodwill and other intangible assets, equity and other investments and other assets. We determine the fair value of these items using Level 3 inputs, as described in the related sections below.

The following table represents the Company's financial assets and liabilities measured at estimated fair value on a recurring basis:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fair value measurement using				
March 31, 2024				
Assets:				
Short-term investments	$ 33,161	$ -	$ -	$ 33,161
Restricted short-term investments	7,310	-	-	7,310
Other financial assets	2,957	-	426,306	429,263
Liabilities:				
Long-term debt	-	-	89,224	89,224
Other liabilities	-	-	18,983	18,983
March 31, 2023				
Assets:				
Short-term investments	$ 105,526	$ -	$ -	$ 105,526
Restricted short-term investments	11,765	-	-	11,765
Other financial assets	269	-	559,525	559,794
Liabilities:				
Unsecured senior notes	-	331,250	-	331,250
Other liabilities	-	-	29,952	29,952

The following table summarizes the valuation techniques and significant unobservable inputs in the fair value measurement of significant level 2 financial instruments:

Financial asset / financial liability	Valuation techniques	Key inputs
Unsecured senior notes	Senior note pricing model	Quoted prices in over-the-counter broker market

The following table summarizes the valuation techniques and significant unobservable inputs in the fair value measurement of significant level 3 financial instruments:

Financial asset / financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Acreage financial instrument	Probability weighted expected return model	Probability of each scenario	Change in probability of occurrence in each scenario will result in a change in fair value
		Number of common shares to be issued	Increase or decrease in value and number of common shares will result in a decrease or increase in fair value
		Intrinsic value of Acreage	Increase or decrease in intrinsic value will result in an increase or decrease in fair value
		Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
		Estimated premium on US legalization	Increase or decrease in estimated premium on US legalization will result in an increase or decrease in fair value
		Control premium	Increase or decrease in estimated control premium will result in an increase or decrease in fair value
		Market access premium	Increase or decrease in estimated market access premium will result in an increase or decrease in fair value

TerrAscend Exchangeable Shares, TerrAscend Option	Put option pricing model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
Hempco Debenture	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
TerrAscend warrants - December 2022	Black-Sholes option pricing model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
Wana financial instrument - Call Options	Discounted cash flow	Expected future Wana cash flows	Increase or decrease in expected future Wana cash flows will result in an increase or decrease in fair value
		Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
Wana financial instrument - Deferred Payments	Monte Carlo simulation model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
		Volatility of Wana equity	Increase or decrease in volatility will result in an increase or decrease in fair value
Jetty financial instrument - Call Options	Discounted cash flow	Expected future Jetty cash flows	Increase or decrease in expected future Jetty cash flows will result in an increase or decrease in fair value
		Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
Jetty financial instrument - Deferred Payments	Monte Carlo simulation model	Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value
		Volatility of Jetty equity and revenue	Increase or decrease in volatility will result in an increase or decrease in fair value
CBI promissory note	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
BioSteel redeemable noncontrolling interest	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
		Expected future BioSteel cash flows	Increase or decrease in expected future BioSteel cash flows will result in an increase or decrease in fair value
Acreage Debt Option Premium	Monte Carlo simulation model	Volatility of Acreage share price	Increase or decrease in volatility will result in a decrease or increase in fair value
Acreage Tax Receivable Agreement	Discounted cash flow	Discount rate	Increase or decrease in discount rate will result in a decrease or increase in fair value
	Probability-weighted expected return model	Probability of each scenario	Change in probability of occurrence in each scenario will result in a change in fair value
		Probability and timing of US legalization	Increase or decrease in probability of US legalization will result in an increase or decrease in fair value

26. REVENUE

Revenue is disaggregated as follows:

		Years ended				
		March 31, 2024		**March 31, 2023**		**March 31, 2022**
Canada cannabis						
Canadian adult-use cannabis						
Business-to-business[1]	$	92,370	$	95,026	$	143,732
Business-to-consumer		-		36,243		61,570
		92,370		131,269		205,302
Canadian medical cannabis[2]		61,346		55,798		52,608
	$	153,716	$	187,067	$	257,910
International markets cannabis	$	41,312	$	38,949	$	79,306
Storz & Bickel	$	70,670	$	64,845	$	85,410
This Works	$	21,256	$	26,029	$	32,296
Other		10,192		16,363		20,777
Net revenue	$	297,146	$	333,253	$	475,699

[1]Canadian adult-use business-to-business net revenue during the year ended March 31, 2024 reflects excise taxes of $40,115 (year ended March 31, 2023 - $43,071; and year ended March 31, 2022 - $56,666).
[2]Canadian medical cannabis net revenue during the year ended March 31, 2024 reflects excise taxes of $6,673 (year ended March 31, 2023 - $4,926; and year ended March 31, 2022 - $5,227).

The Company recognizes variable consideration related to estimated future product returns and price adjustments as a reduction of the transaction price at the time revenue for the corresponding product sale is recognized. Net revenue reflects actual returns and variable consideration related to estimated returns and price adjustments in the amount of $4,159 for the year ended March 31, 2024 (year ended March 31, 2023 – $12,072; and year ended March 31, 2022 – $11,588). As of March 31, 2024, the liability for estimated returns and price adjustments was $4,169 (March 31, 2023 – $6,434).

27. OTHER INCOME (EXPENSE), NET

Other income (expense), net is disaggregated as follows:

		Years ended				
		March 31, 2024		**March 31, 2023**		**March 31, 2022**
Fair value changes on other financial assets	$	(124,806)	$	(424,115)	$	(356,109)
Fair value changes on liability arising from Acreage Arrangement		-		47,000		553,000
Fair value changes on debt		(35,843)		(43,104)		76,776
Fair value changes on warrant derivative liability		-		26,920		588,655
Fair value changes on acquisition related contingent consideration and other		12,315		38,890		4,417
(Charges) gain related to settlement of debt		(12,134)		582		-
Interest income		16,235		24,282		6,601
Interest expense		(105,352)		(126,157)		(103,942)
Foreign currency gain		704		1,816		3,113
Other income (expense), net		6,240		(1,758)		(21,470)
	$	(242,641)	$	(455,644)	$	751,041

28. INCOME TAXES

Net loss before income taxes was generated as follows:

		Years ended				
		March 31, 2024		March 31, 2023		March 31, 2022
Domestic - Canada	$	(280,786)	$	(2,284,864)	$	(102,313)
Foreign - outside of Canada		(190,569)		(801,294)		(165,545)
	$	(471,355)	$	(3,086,158)	$	(267,858)

The income tax (expense) recovery consists of the following:

		Years ended				
		March 31, 2024		March 31, 2023		March 31, 2022
Current						
Domestic - Canada	$	(462)	$	4,783	$	895
Foreign - outside of Canada		194		(676)		1,476
	$	(268)	$	4,107	$	2,371
Deferred						
Domestic - Canada	$	(12,596)	$	(2,649)	$	6,353
Foreign - outside of Canada		537		4,270		224
		(12,059)		1,621		6,577
Income tax (expense) recovery	$	(12,327)	$	5,728	$	8,948

As more fully described in Note 3, income taxes that are required to be reflected in equity, instead of in the consolidated statements of operations, are included in the consolidated statements of shareholders' equity, if applicable.

Current and deferred income tax referred to above is recognized based on the Company's best estimate of the tax rates expected to apply to the income, loss or temporary difference. The Company is subject to income tax in numerous jurisdictions with varying tax rates. During the current year ended, there were no material changes to the enacted statutory tax rates in the jurisdictions where the majority of the Company's income for tax purposes was earned or where its material temporary differences or losses are expected to be realized or settled, however the impact of commercial decisions and market forces result in changes to the distribution of income for tax purposes amongst taxing jurisdictions that may result in a change of the effective tax rate applicable to such income, loss or temporary difference.

A reconciliation of the amount of income taxes reflected above compared to the expected income taxes calculated at the combined Canadian federal and provincial enacted statutory tax rate of 26.5% for each of the three years ended March 31, 2024, 2023 and 2022 is as follows:

		Years ended				
		March 31, 2024		March 31, 2023		March 31, 2022
Net loss before income taxes	$	(471,355)	$	(3,086,158)	$	(267,858)
Expected tax rate		26.5%		26.5%		26.5%
Expected income tax recovery		124,909		817,832		70,982
Non-deductible and non-taxable items		5,072		(29,292)		17,557
Fair value changes on Acreage Arrangement		(1,191)		12,386		146,545
Fair value changes on warrant derivative liability		-		6,294		155,964
Settlement of unsecured senior notes		(11,360)		(14,862)		-
Share-based compensation		(2,796)		(2,126)		(9,908)
Goodwill impairment		-		(473,702)		-
Change in valuation allowance		(137,213)		(252,260)		(344,965)
Effect of tax rates outside of Canada		3,072		(4,596)		8,459
Non-taxable portion of capital gains and losses		(77,076)		(48,573)		(38,440)
Effect from divestiture of consolidated entities		84,842		-		-
Other		(586)		(5,373)		2,754
Income tax (expense) recovery	$	(12,327)	$	5,728	$	8,948

Current income taxes payable in the amount of $512 (March 31, 2023 – $1,592) is included in accounts payable and current income taxes receivable in the amount of $485 (March 31, 2023 – $5,446) is included in other accounts receivable.

The Company continues to believe that the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the year in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company's estimate, such difference will impact the Company's income taxes in the year during which such determination is made.

Significant components of deferred income tax assets (liabilities) consist of the following:

		Years ended		
		March 31, 2024		March 31, 2023
Deferred income tax assets				
Property, plant and equipment	$	94,386	$	104,015
Intangible assets		14,017		11,202
Inventory reserves and write-downs		6,448		18,749
Other reserves and accruals		4,590		5,988
Losses carried forward		1,115,772		1,063,994
Equity method investments and other financial assets		95,266		72,881
Deferred financing costs		15,013		4,596
Unrealized Losses		59,167		-
Other		13,145		10,361
Gross deferred income tax assets		1,417,804		1,291,786
Valuation allowances		(1,415,794)		(1,278,581)
Total deferred income tax assets, net	$	2,010	$	13,205
Deferred income tax liabilities				
Property, plant and equipment	$	-	$	(3,475)
Intangible assets		(29)		(7,788)
Deferred financing costs		-		(1,345)
Total deferred income tax liabilities		(29)		(12,608)
Net deferred income tax assets	$	1,981	$	597

In evaluating whether it is more likely than not that all or a portion of a deferred income tax asset will be realized consideration is given to the estimated reversal of deferred income tax liabilities and future taxable income. The Company has recognized valuation allowances for operating losses carried forward, capital losses carried forward and other deferred income tax assets when it is believed that it is more likely than not that these items will not be realized.

As at March 31, 2024, the Company had temporary differences associated with investments in foreign subsidiaries for which no deferred income tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and material undistributed earnings are considered permanently invested. Determination of the amount of the unrecognized deferred income tax liability is not practicable due to the inherent complexity of the multi-jurisdictional operations of the Company.

As at March 31, 2024, the Company has the following losses carried forward available to reduce future years' taxable income, which losses expire as follows:

Expiring within 5 years	$	1,512
Expiring between 5 and 10 years		13,547
Expiring between 10 and 15 years		615,838
Expiring between 15 and 20 years		2,374,046
Indefinite		539,273
	$	3,544,216
Total in Canada	$	3,003,430
Total in United States		490,039
Total in Europe		50,747
	$	3,544,216
Total operating losses	$	3,544,216
Total capital losses (carried forward indefinitely)		1,372,414
	$	4,916,630

29. ACQUISITIONS

(a) Year ended March 31, 2024

There were no acquisitions during the year ended March 31, 2024

(b) Year ended March 31, 2023

The following table summarizes the consolidated balance sheet impact at acquisition of the Company's business combinations that occurred in the year ended March 31, 2023.

		Verona Facility
Property, plant and equipment	$	28,771
Debt and other liabilities		(2,373)
Net assets acquired	$	26,398
Consideration paid in cash	$	24,223
Other consideration		2,175
Total consideration	$	26,398
Consideration paid in cash	$	24,223
Less: Cash and cash equivalents acquired		-
Net cash outflow	$	24,223

The table above summarizes the fair value of the consideration given and the fair values assigned to the assets acquired and liabilities assumed for the acquisition completed in the year ended March 31, 2023.

Acquisition of Verona Facility

On November 8, 2022, the Company, through its affiliate BioSteel, completed the acquisition (the "Verona Acquisition") of a manufacturing facility located in Verona, Virginia (the "Verona Facility") from Flow Beverage Corp. ("Flow"), one of BioSteel's contract manufacturers. Consideration was $26,398 (US$19,477), consisting of cash paid of $15,685 (US$11,573) and $8,538 (US$6,299) related to the repayment of debt and the retirement of certain lease obligations, and $2,175 (US$1,605) in remediation and indemnity holdbacks to be retained by the Company and paid within one year of the closing of the Verona Acquisition. BioSteel and Flow entered into a co-manufacturing agreement whereby, in addition to the production of BioSteel-branded sports hydration beverages, BioSteel will produce Flow's portfolio of branded water at the Verona Facility. Such co-manufacturing agreement is no longer in effect.

Due to the timing of the Verona Acquisition, the purchase price allocation for the Verona Acquisition is provisional. The fair value assigned to the consideration paid and net assets acquired is based on management's best estimate using the information currently available and may be revised by the Company as additional information is received.

(c) Acquisitions completed in the year ended March 31, 2022

The following table summarized the consolidated balance sheet impact at acquisition of the Company's business combinations that occurred in the year ended March 31, 2022.

	Ace Valley (i)		Supreme Cannabis (ii)		Other		Total	
Cash and cash equivalents	$	1,544	$	41,306	$	1,227	$	44,077
Inventory		878		33,426		362		34,666
Other current assets		2,249		14,791		335		17,375
Property, plant and equipment		105		187,407		1,510		189,022
Intangible assets								
Brands		14,000		22,800		-		36,800
Distribution channel		-		3,500		-		3,500
Operating licenses		-		24,400		2,000		26,400
Goodwill		39,152		58,842		7,329		105,323
Accounts payable and other accrued expenses and liabilities		(1,724)		(12,935)		(30)		(14,689)
Debt and other liabilities		-		(88,324)		(1,037)		(89,361)
Deferred income tax liabilities		(1,899)		(5,545)		(540)		(7,984)
Net assets acquired	$	54,305	$	279,668	$	11,156	$	345,129
Consideration paid in cash	$	51,836	$	84	$	7,104	$	59,024
Consideration paid in shares		-		260,668		4,052		264,720
Replacement options		-		629		-		629
Replacement warrants		-		13,350		-		13,350
Other consideration		2,469		4,937		-		7,406
Total consideration	$	54,305	$	279,668	$	11,156	$	345,129
Consideration paid in cash	$	51,836	$	84	$	7,104	$	59,024
Less: Cash and cash equivalents acquired		(1,544)		(41,306)		(1,227)		(44,077)
Net cash outflow (inflow)	$	50,292	$	(41,222)	$	5,877	$	14,947

The table above summarizes the fair value of the consideration given and the fair values assigned to the assets acquired and liabilities assumed for each acquisition. Goodwill arose in these acquisitions because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Except for some of the goodwill arising in respect of the Ace Valley (as defined below) and Supreme Cannabis acquisition, none of the goodwill arising on these acquisitions is expected to be deductible in the computation of income for tax purposes.

(i) Ace Valley

On April 1, 2021, the Company entered into a share purchase agreement (the "AV Share Purchase Agreement") with Tweed Inc., AV Cannabis Inc. ("Ace Valley"), and the shareholders of Ace Valley (the "AV Vendors") pursuant to which the Company indirectly acquired 100% of the issued and outstanding shares of Ace Valley for cash consideration of $51,836. Ace Valley is an Ontario-based cannabis brand with a focus on premium, ready-to-enjoy products including vapes, pre-roll joints and gummies. Pursuant to the terms of the AV Share Purchase Agreement, the Company may be required to make certain earn-out payments to the AV Vendors, which may result in an additional cash payment or the issuance of common shares, subject to the fulfillment of certain conditions by April 1, 2023. This represents liability-classified contingent consideration. Management has estimated the fair value of this consideration to be $2,469 by assessing the probability and timing of the fulfillment of the specified conditions and discounting the expected cash outflows to present value.

In the year ended March 31, 2022, the Company finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method

(ii) Supreme Cannabis

On June 22, 2021, the Company and Supreme Cannabis completed an arrangement (the "Supreme Arrangement") pursuant to which the Company acquired 100% of the issued and outstanding common shares of Supreme Cannabis (the "Supreme Shares"). Supreme Cannabis is a producer of adult-use, wholesale and medical cannabis products, with a diversified portfolio of distinct cannabis companies, products and brands. Pursuant to the Supreme Arrangement, the Company issued 901,340 common shares with a fair value on closing of $260,668 and made a cash payment of $84 to former Supreme Cannabis shareholders in consideration for their Supreme Shares.

The Company also assumed the obligation to issue 126,574 common shares upon the exercise of outstanding warrants of Supreme Cannabis and issued 14,016 replacement options. The fair value of the obligation upon the exercise of the outstanding warrants of Supreme Cannabis was estimated to be $13,350 using a Black-Scholes model. The replacement options' fair value totaled

$1,452, calculated using a Black-Scholes model, of which $629 was included in consideration paid as it related to pre-combination services and the residual $823 fair value was recognized immediately in share-based compensation expense after the completion of the acquisition.

On June 22, 2021, Supreme Cannabis had convertible debentures outstanding with a principal amount of $27,045 which were convertible into 94,895,649 Supreme Shares. As a result of the acquisition the conversion feature was adjusted in accordance with an exchange ratio of 0.0011659. The fair value of these convertible debentures on June 22, 2021 was estimated to be $36,593, of which $4,937 was allocated to the conversion feature and $31,656 to the debt component. As described in Note 36, in connection with the Transaction, the May 2024 Investor delivered approximately $27.5 million aggregate principal amount of outstanding Supreme Debentures and Accretion Debentures and paid the Company approximately US$50 million in exchange for the Company issuing to the May 2024 Investor (i) the May 2024 Convertible Debenture and (ii) the 2024 Investor Warrants.

In the year ended March 31, 2023, the Company finalized the purchase price allocation to the individual assets acquired and liabilities assumed using the acquisition method.

30. DIVESTITURES

(a) This Works Divestiture

On December 18, 2023, the Company entered into an agreement to divest all of its interest in This Works to a London-based investment firm (the "This Works Divestiture"). The Company completed the This Works Divestiture on December 18, 2023, pursuant to which the Company received a cash payment of $2,249 (£1,333) and a loan note of $5,240 (£3,106) with a maturity date of December 18, 2027. The Company may receive an earnout payment of up to $5,905 (£3,500), subject to certain financial targets.

Prior to closing of the This Works Divestiture, the net assets of This Works were recorded as held for sale and the Company recorded asset impairment and restructuring charges of $28,144. Upon the completion of the This Works Divestiture, the Company no longer controls This Works and derecognized the assets and liabilities on the closing date:

Current assets[1]	$	13,793
Intangible assets		16,828
Less: valuation allowance		(20,154)
Current liabilities		(6,661)
Cumulative translation adjustment		2,322
Net assets disposed	$	6,128
Consideration received in cash	$	2,249
Future cash consideration		7,286
Costs to sell		(3,407)
Total consideration	$	6,128
Gain on disposal of consolidated entity	$	-

[1] Included in current assets is $5,968 of cash.

The gain calculated on the derecognition of the assets and liabilities of This Works is the difference between the carrying amounts of the derecognized assets and liabilities, and the fair value of consideration received, net of costs to sell.

(b) Retail Divestiture

On September 27, 2022, the Company entered into the following two agreements to divest its retail business in Canada, which includes the retail stores operating under the Tweed and Tokyo Smoke banners:

- An agreement with OEG Retail Cannabis ("OEGRC"), a prior Canopy Growth licensee partner, pursuant to which OEGRC acquired ownership of 23 of the Company's corporate-owned retail stores in Manitoba, Saskatchewan and Newfoundland and Labrador, as well as all Tokyo Smoke-related intellectual property (the "OEGRC Transaction"). In connection with the OEGRC Transaction, the Tokyo Smoke brand has been transferred to OEGRC and all acquired retail stores branded as Tweed will be rebranded by OEGRC. In addition, the master franchise agreement between the Company and OEGRC, pursuant to which OEGRC licenses the Tokyo Smoke brand in Ontario, was terminated effective on the closing of the OEGRC Transaction. The OEGRC Transaction closed on December 30, 2022.

- An agreement (the "FOUR20 Agreement") with 420 Investments Ltd. ("FOUR20"), a licensed cannabis retailer, pursuant to which FOUR20 acquired ownership of five of the Company's corporate-owned retail stores in Alberta (the "FOUR20 Transaction"). Pursuant to the FOUR20 Agreement, the stores will be rebranded under FOUR20's retail banner upon closing of the FOUR20 Transaction. The FOUR20 Transaction closed on October 26, 2022.

In the three months ended December 31, 2022, upon closing of the OEGRC Transaction and the FOUR20 Transaction, the Company received a cash payment of $88. At December 31, 2022, the Company was also entitled to deferred consideration of $5,500, and an earn-out payment of $6,099, subject to the achievement of certain revenue targets by the divested retail stores. In the three months ended March 31, 2023, $2,500 of deferred consideration was received.

Following the divestiture of the retail stores pursuant to the OEGRC Transaction and the FOUR20 Transaction, the Company derecognized the assets and liabilities of the associated retail stores from these consolidated financial statements at their carrying amounts on their respective closing dates, as follows:

Current assets	$	6,461
Property, plant and equipment		7,990
Other long-term assets		144
Current liabilities		(9,492)
Net assets disposed	$	5,103
Consideration received in cash	$	88
Future cash consideration		11,599
Costs to sell		(2,442)
Total consideration	$	9,245
Gain on disposal of consolidated entity	$	4,142

The gain calculated on the derecognition of the assets and liabilities of the retail stores is the difference between the carrying amounts of the derecognized assets and liabilities, and the fair value of consideration received, net of costs to sell.

(c) C^3 Divestiture

On December 15, 2021, the Company entered into an agreement to divest all of its interest in C^3 to a European pharmaceutical company headquartered in Germany. C^3 develops and manufactures cannabinoid-based pharmaceutical products for distribution in Germany and certain other European countries.

The C^3 Divestiture was completed on January 31, 2022, pursuant to which the Company received a cash payment of $128,316 (€88,698), inclusive of cash, working capital and debt adjustments. The Company will also be entitled to an earnout payment of up to €42,600, subject to the achievement of certain milestones by C^3.

Following the C^3 Divestiture, the Company no longer controls C^3 and the Company derecognized the assets and liabilities of C^3 from these consolidated financial statements at their carrying amounts, including $53,541 of goodwill allocated to the C^3 reporting unit. The derecognized assets and liabilities on January 31, 2022, were as follows:

Current assets[1]	$	44,568
Property, plant and equipment		9,216
Intangible assets		15,548
Goodwill		53,541
Current liabilities		(3,089)
Deferred income tax liabilities		(6,029)
Cumulative translation adjustment		19,178
Net assets disposed	$	132,933
Consideration received in cash	$	128,316
Future cash consideration		7,233
Costs to sell		(1,153)
Total consideration	$	134,396
Gain on disposal of consolidated entity	$	1,463

[1] Included in current assets is $19,338 of cash.

The gain calculated on the derecognition of C^3's assets and liabilities is the difference between the carrying amounts of the derecognized assets and liabilities, inclusive of any cumulative translation adjustment amounts, and the fair value of consideration received, net of costs to sell.

31. ACREAGE ARRANGEMENT AND AMENDMENTS TO CBI INVESTOR RIGHTS AGREEMENT AND WARRANTS

Acreage Arrangement

On September 23, 2020, the Company and Acreage entered into a second amendment (the "Acreage Amending Agreement") to the arrangement agreement (the "Original Acreage Arrangement Agreement") and plan of arrangement (the "Original Acreage Arrangement") between the Company and Acreage dated April 18, 2019, as amended on May 15, 2019. In connection with the Acreage Amending Agreement, the Company and Acreage implemented an amended and restated plan of arrangement (the "Acreage Amended Arrangement") on September 23, 2020. Pursuant to the terms of the Original Acreage Arrangement, shareholders of Acreage and holders of certain securities convertible into the existing Acreage subordinated voting shares as of June 26, 2019, received an immediate aggregate total payment of US$300,000 ($395,190) in exchange for granting Canopy Growth both the right and the obligation to acquire all of the issued and outstanding shares of Acreage following the occurrence or waiver (at the Company's discretion) of changes in U.S. federal law to permit the general cultivation, distribution, and possession of marijuana or to remove the regulation of such activities from the federal laws of the United States (the "Triggering Event") and subject to the satisfaction or waiver of the conditions set out in the Original Acreage Arrangement Agreement.

The Acreage Amended Arrangement provides for, among other things, the following:

- Following the occurrence or waiver (at the discretion of Canopy Growth) of the Triggering Event and subject to the satisfaction or waiver of the conditions set out in the Original Acreage Arrangement Agreement (as modified in connection with the Acreage Amending Agreement), Canopy Growth will acquire all of the issued and outstanding Fixed Shares based on an amended exchange ratio equal to 0.03048 of a common share to be received for each Fixed Share held. The foregoing exchange ratio for the Fixed Shares is subject to adjustment in accordance with the Acreage Amended Arrangement if, among other things, Acreage issues greater than the permitted number of Fixed Shares;

- Upon the occurrence or waiver (at the discretion of Canopy Growth) of the Triggering Event, Canopy Growth will have the right (the "Acreage Floating Option") exercisable for a period of 30 days, to acquire all of the issued and outstanding Floating Shares for cash or common shares or a combination thereof, in Canopy Growth's sole discretion at a price equal to the 30-day volume weighted average trading price of the Floating Shares on the Canadian Securities Exchange, subject to a minimum call price of US$6.41 per Floating Share. The foregoing exchange ratio for the Floating Shares is subject to adjustment in accordance with the Acreage Amended Arrangement if Acreage issues greater than the permitted number of Floating Shares. The acquisition of the Floating Shares, if acquired, will take place concurrently with the closing of the acquisition of the Fixed Shares;

- Immediately prior to the acquisition of the Fixed Shares, each issued and outstanding Class F multiple voting share will automatically be exchanged for one Fixed Share and thereafter be acquired by Canopy Growth upon the same terms and conditions as the acquisition of the Fixed Shares;

- If the occurrence or waiver of the Triggering Event does not occur by September 23, 2030, Canopy Growth's rights to acquire both the Fixed Shares and the Floating Shares will terminate;

- Upon implementation of the Acreage Amended Arrangement, Canopy Growth made a cash payment to the shareholders of Acreage and holders of certain convertible securities in the aggregate amount of US$37,500 ($49,849); and

- Acreage is only permitted to issue an aggregate of up to 32,700,000 Fixed Shares and Floating Shares.

See Note 5 for information regarding the Reorganization. In connection with the Reorganization and the Floating Share Arrangement Agreement, Canopy Growth irrevocably waived the Acreage Floating Option and subject to, among other things, the terms of the Floating Share Arrangement Agreement, Canopy USA will acquire all of the issued and outstanding Floating Shares. Following the implementation of the Reorganization, Canopy USA, as of October 24, 2022, holds certain U.S. cannabis investments previously held by the Company, which is expected to enable Canopy USA, following, among other things, the Meeting, to consummate the acquisitions of Wana, Jetty and Acreage (subsequent to the Acreage Option exercise).

At March 31, 2024, the right and the obligation to: (i) acquire the Fixed Shares pursuant to the Existing Acreage Arrangement Agreement; and (ii) acquire the Floating Shares pursuant to the Floating Share Arrangement Agreement (together, the "Acreage financial instrument"), represents a financial asset of $10,000 (March 31, 2023 – $55,382). At March 31, 2024, the estimated fair value of the Acreage business is more than the estimated fair value of the consideration to be provided upon the exercise of the Acreage financial instrument. Fair value changes on the Acreage financial instrument are recognized in other income (expense), net; see Note 27. The fair value determination includes a high degree of subjectivity and judgment, which results in significant estimation uncertainty. See Note 25 for additional details on how the fair value of the Acreage financial instrument is calculated on a recurring basis. From a measurement perspective, the Company has elected the fair value option under ASC 825 - *Financial Instruments* ("ASC 825").

In connection with the Acreage Amended Arrangement, on September 23, 2020, an affiliate of the Company advanced US$50,000 ($66,995) to Universal Hemp, LLC, a wholly owned subsidiary of Acreage ("Acreage Hempco") pursuant to a secured debenture ("Hempco Debenture"). In accordance with the terms of the Hempco Debenture, the funds advanced to Acreage Hempco cannot be used, directly or indirectly, in connection with or for any cannabis or cannabis-related operations in the United States, unless and until such operations comply with all applicable laws of the United States. The Hempco Debenture bears interest at a rate of 6.1% per annum and matures on September 23, 2030, or such earlier date in accordance with the terms of the Hempco Debenture. All interest payments made pursuant to the Hempco Debenture are payable in cash by Acreage Hempco. The Hempco Debenture is not convertible and is not guaranteed by Acreage. In connection with the Reorganization, on October 24, 2022, the Company transferred the Hempco Debenture to Canopy USA.

The amount advanced on September 23, 2020 pursuant to the Hempco Debenture has been recorded in other financial assets (see Note 13), and the Company has elected the fair value option under ASC 825 (see Note 25). At March 31, 2024, the estimated fair value of the Hempco Debenture issued to an affiliate of the Company by Acreage Hempco was $11,780 (March 31, 2023 – $29,262), measured using a discounted cash flow model (see Note 25). Refer to Note 13 for details on fair value changes, foreign currency translation adjustment, and anticipated interest to be received. An additional US$50,000 may be advanced pursuant to the Hempco Debenture subject to the satisfaction of certain conditions by Acreage Hempco.

Amendment to the CBI Investor Rights Agreement and warrants

On April 18, 2019, certain wholly owned subsidiaries of CBI and Canopy Growth entered into the Second Amended and Restated Investor Rights Agreement (the "Amended Investor Rights Agreement") and a consent agreement (the "Prior Consent Agreement"). In connection with these agreements, on June 27, 2019, Canopy Growth: (i) extended the term of the first tranche of warrants, which would allow CBI to acquire 8.85 million additional shares of Canopy Growth for a fixed price of $504.00 per share (the "Tranche A Warrants"), to November 1, 2023; and (ii) replaced the second tranche of warrants with two new tranches of warrants (the "Tranche B Warrants" and the "Tranche C Warrants") as follows:

- the Tranche B Warrants were exercisable to acquire 3.85 million common shares at a price of $766.80 per common share; and

- the Tranche C Warrants were exercisable to acquire 1.28 million common shares at a price equal to the 5-day volume-weighted average price of the common shares immediately prior to exercise.

In connection with the Tranche B Warrants and the Tranche C Warrants, Canopy Growth agreed to provide CBI with a share repurchase credit of up to $1.583 billion on the aggregate exercise price of the Tranche B Warrants and Tranche C Warrants in the event that Canopy Growth did not purchase for cancellation the lesser of: (i) 2,737,886 common shares; and (ii) common shares with a value of $1.583 billion, during the period commencing on April 18, 2019 and ending on the date that is 24 months after the date that CBI exercised all of the Tranche A Warrants.

The modifications to the Tranche A Warrants resulted in them meeting the definition of a derivative instrument under ASC 815 - *Derivatives and Hedging* ("ASC 815"). They were classified in equity as the number of shares and exercise price were both fixed at inception. The Tranche B Warrants were accounted for as derivative instruments (the "warrant derivative liability") measured at fair value in accordance with ASC 815.

On November 1, 2023, the Tranche A Warrants expired in accordance with their terms without having been exercised. In accordance with the terms of the Tranche B Warrants and Tranche C Warrants, the vesting of the remaining Tranche B Warrants and Tranche C Warrants, as applicable, is conditioned on the exercise, in full, of the Tranche A Warrants. Accordingly, the Tranche B Warrants and Tranche C Warrants are not, and will not become, exercisable and are considered expired as of November 1, 2023.

As described in Note 5, in connection with the Reorganization, the Company entered into the Third Consent Agreement, pursuant to which, following the CBI Exchange, other than the Third Consent Agreement and the termination rights contained therein and the CBI Note (as defined below), all agreements between the Company and CBI were terminated, including the Amended Investor Rights Agreement and the Prior Consent Agreement and the CBI nominees that were sitting on the board of directors of the Company (the "Board") immediately prior to the CBI Exchange resigned as directors of the Company. In addition, as described in Note 5, in connection with the Note Exchange, the CBI Note was cancelled.

32. LEASES

The Company primarily leases office and production facilities, warehouses, production equipment and vehicles. The Company assesses service arrangements to determine if an asset is explicitly or implicitly specified in the agreement and if we have the right to control the use of the identified asset.

The right-of-use asset is initially measured at cost, which is primarily comprised of the initial amount of the lease liability, plus initial direct costs and lease payments at or before the lease commencement date, less any lease incentives received, and is amortized on a straight-line basis over the remaining lease term. All right-of-use assets are reviewed periodically for impairment. The lease liability is initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. We elected to recognize expenses for leases with a term of 12 months or less on a straight-line basis over the lease term and not to recognize these short-term leases on the balance sheet. Leases have varying terms and certain of our lease arrangements provide us with the option to extend or to terminate the lease early.

Lease payments included in the measurement of the lease liability comprise (a) fixed payments, including in-substance fixed payments; (b) variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; (c) amounts expected to be payable under a residual value guarantee; and (d) the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Balance sheet location

A summary of lease right-of-use assets and liabilities are as follows:

	March 31, 2024		March 31, 2023	
Property, plant and equipment				
Operating lease	$	7,154	$	17,850
Finance lease		5,362		8,838
	$	12,516	$	26,688
Other current liabilities:				
Operating lease	$	11,733	$	8,880
Finance lease		3,440		19,541
Other long-term liabilities:				
Operating lease		23,084		38,719
Finance lease		32,513		39,648
	$	70,770	$	106,788

Lease expense

The components of total lease expense are as follows:

	Years ended			
	March 31, 2024		March 31, 2023	
Operating lease expense	$	8,528	$	9,856
Finance lease expense:				
Amortization of right-of-use assets		-		1,494
Interest on lease liabilities		1,840		2,018
	$	10,368	$	13,368

Lease maturities

As of March 31, 2024, the minimum payments due for lease liabilities for each of the five succeeding fiscal years and thereafter are as follows:

	Operating Leases		Finance Leases	
2025	$	13,222	$	4,988
2026		9,468		32,695
2027		6,837		-
2028		5,519		-
2029		2,912		-
Thereafter		-		-
Total lease payments	$	37,958	$	37,683
Less: Interest		3,141		1,730
Total lease liabilities	$	34,817	$	35,953

Supplemental information

		Years ended		
		March 31, 2024		March 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	10,362	$	12,679
Operating cash flows from finance leases		1,840		2,018
Financing cash flows from finance leases		17,419		5,997
Right-of-use assets obtained in exchange for new lease liabilities:				
Operating leases	$	-	$	756
Finance leases		-		2,714

	March 31, 2024	March 31, 2023
Weighted-average remaining lease term:		
Operating leases	4	5
Finance leases	1	3
Weighted-average discount rate		
Operating leases	5.92%	5.24%
Finance leases	4.50%	4.50%

33. RELATED PARTY

Year ended March 31, 2024

There were no reportable related party transactions in the year ended March 31, 2024. Refer to Note 36 for the CBI's conversion of Common Shares into Exchangeable Shares.

Year ended March 31, 2023

Pursuant to the Reorganization, the Company entered into certain agreements with CBI, including the Third Consent Agreement. See "Relationship with CBI" in Note 5.

Year ended March 31, 2022

There were no reportable related party transactions in the year ended March 31, 2022.

34. COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements in which it has committed to purchase a minimum amount of inventory, pay a minimum amount of royalty expenses, incur expenditures for property, plant and equipment and procure various other goods or services. The following summarizes the Company's annual minimum commitments associated with its contractual agreements as of

March 31, 2024. This amount excludes the Company's debt and lease related commitments which are disclosed elsewhere in Notes 18 and 32, respectively in these consolidated financial statements.

2025	$	35,430
2026		3,614
2027		214
2028		-
2029		-
Thereafter		-
	$	39,258

Legal proceedings

In the ordinary course of business, the Company is at times subject to various legal proceedings and disputes, including the proceedings specifically discussed below. The Company assesses the liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, a liability is recorded in the consolidated financial statements. Where a loss is only reasonably possible or the amount of the loss cannot be reasonably estimated, no liability is recorded in the consolidated financial statements, but disclosures, as necessary, are provided.

Request for arbitration

On December 29, 2023, a request for arbitration was made to the Company. Damages are being sought in the amount of US$32,667 against the Company based on alleged breaches of a Share Purchase Agreement ("SPA"), including breaches of the duty of good faith and honest performance in relation to certain milestone payments in the SPA. The Company denies the allegations, believes that the respondents have meritorious defenses, and expects to vigorously defend the claims, although the Company cannot predict when or how the arbitration will be resolved or estimate what the potential loss or range of loss would be, if any.

35. SEGMENTED INFORMATION

Reportable segments

Prior to the three months ended September 30, 2022, the Company had the following two reportable segments: (i) global cannabis; and (ii) other consumer products. Following the completion of certain restructuring actions which were initiated in the three months ended March 31, 2022, and which were aligned with the Company's strategic review of its business (see Note 7 for details), the Company has changed the structure of its internal management financial reporting. Accordingly, since the three months ended September 30, 2022, the Company began reporting its financial results for the following four reportable segments:

- **Canada cannabis -** includes the production, distribution and sale of a diverse range of cannabis, hemp and cannabis-related products in Canada pursuant to the *Cannabis Act*;

- **International markets cannabis** - includes the production, distribution and sale of a diverse range of cannabis and hemp products internationally pursuant to applicable international legislation, regulations and permits. Priority markets include medical cannabis in Australia and Europe where the Company offers branded high-quality flower, oil and extract products under our recognized Spectrum Therapeutics and Canopy Medical brands, as well as our Storz & Bickel line of medically approved vaporizers in Australia;

- **Storz & Bickel** - includes the production, distribution and sale of vaporizers and accessories; and

- **This Works** - includes the production, distribution and sale of beauty, skincare, wellness and sleep products, some of which have been blended with hemp-derived CBD isolate. On December 18, 2023, the Company completed the sale of This Works and as of such date, the results of This Works are no longer included in the Company's financial results.

These segments reflect how the Company's operations are managed, how the Company's Chief Executive Officer, who is the Chief Operating Decision Maker ("CODM"), allocates resources and evaluates performance, and how the Company's internal management financial reporting is structured. The Company's CODM evaluates the performance of these segments, with a focus on (i) segment net revenue, and (ii) segment gross margin as the measure of segment profit or loss. Accordingly, information regarding segment net revenue and segment gross margin for the comparative periods has been restated to reflect the aforementioned change in reportable segments. The remainder of the Company's operations include revenue derived from, and cost of sales associated with, the Company's non-cannabis extraction activities and other ancillary activities; these are included within "other".

The accounting policies of each segment are the same as those disclosed in the summary of significant accounting policies in Note 3.

| | Years ended | | | | | |
	March 31, 2024		March 31, 2023		March 31, 2022	
Segmented net revenue						
Canada cannabis	$	153,716	$	187,067	$	257,910
International markets cannabis		41,312		38,949		79,306
Storz & Bickel		70,670		64,845		85,410
This Works		21,256		26,029		32,296
Other		10,192		16,363		20,777
	$	297,146	$	333,253	$	475,699
Segmented gross margin:						
Canada cannabis	$	24,896	$	(95,291)	$	(212,820)
International markets cannabis		16,682		(3,322)		(28,875)
Storz & Bickel		30,128		26,112		37,284
This Works		10,534		10,205		14,800
Other		(1,358)		(1,233)		2,197
		80,882		(63,529)		(187,414)
Selling, general and administrative expenses		229,429		342,517		415,445
Share-based compensation		14,180		25,322		46,686
Loss on asset impairment and restructuring		65,987		2,199,146		369,254
Operating loss		(228,714)		(2,630,514)		(1,018,799)
Loss from equity method investments		-		-		(100)
Other income (expense), net		(242,641)		(455,644)		751,041
Loss before incomes taxes	$	(471,355)	$	(3,086,158)	$	(267,858)

Asset information by segment is not provided to, or reviewed by, the Company's CODM as it is not used to make strategic decisions, allocate resources, or assess performance.

Entity-wide disclosures

Disaggregation of net revenue by geographic area:

| | Years ended | | | | | |
	March 31, 2024		March 31, 2023		March 31, 2022	
Canada	$	162,712	$	201,417	$	268,348
Germany		52,194		48,701		90,874
United States		40,988		36,431		65,475
Other		41,252		46,704		51,002
	$	297,146	$	333,253	$	475,699

Disaggregation of long-lived tangible assets by geographic area:

	March 31, 2024		March 31, 2023	
Canada	$	266,086	$	361,129
United States		3,471		58,226
Germany		50,527		51,341
Other		19		575
	$	320,103	$	471,271

For the year ended March 31, 2024, one customer represented more than 10% of the Company's net revenue (years ended March 31, 2023 and 2022, one and one, respectively).

36. SUBSEQUENT EVENTS

CBI Exchangeable Shares

On April 18, 2024, Greenstar and CBG exchanged all 17,149,925 common shares in the capital of the Company they collectively held for 17,149,925 Exchangeable Shares for no consideration (the "CBI Exchange"). As a result of the CBI Exchange, the CBI Group no longer holds any Canopy Growth common shares and certain other transactions between Canopy Growth and the CBI Group occurred pursuant to the Third Consent Agreement, including (i) the Amended Investor Rights Agreement, administrative services agreement, co-development agreement and, other than the Third Consent Agreement and the termination rights contained therein, and any and all other commercial arrangements between Canopy Growth and its affiliates, on the one hand, and the CBI Group and its affiliates, on the other hand, have been terminated; (ii) the CBI Group no longer has the right to nominate persons to the Board, no longer has any approval rights over transactions proposed to be undertaken by the Company, and the restrictive covenants previously agreed between the parties have been terminated; and (iii) all of the CBI Group's nominees that were serving on the Board immediately prior to the CBI Exchange resigned. On April 18, 2024, Canopy Growth also entered into an exchange agreement (the "CBI Exchange Agreement") with Greenstar, pursuant to which Greenstar converted approximately $81.2 million of the principal amount of the CBI Note into 9,111,549 Exchangeable Shares (the "Note Exchange), calculated based on a price per Exchangeable Share equal to $8.91. Pursuant to the terms of the CBI Exchange Agreement, all accrued but unpaid interest on the CBI Note together with the remaining principal amount of the CBI Note was cancelled and forgiven for no additional consideration by Greenstar. Following the closing of the Note Exchange, the CBI Note was cancelled. As a result of the CBI Exchange and Note Exchange, CBG and Greenstar now hold an aggregate of 26,261,474 Exchangeable Shares.

Supreme Debt Exchange

On May 2, 2024, the Company entered into an exchange and subscription agreement (the "Exchange and Subscription Agreement") with a single institutional investor (the "May 2024 Investor") pursuant to which, among other things, the May 2024 Investor delivered to the Company approximately $27.5 million aggregate principal amount of outstanding Supreme Debentures and Accretion Debentures held by the May 2024 Investor and paid the Company approximately US$50 million in exchange for the Company issuing to the May 2024 Investor (i) a new senior unsecured convertible debenture of the Company (the "May 2024 Convertible Debenture") with an aggregate principal amount of $96,358 maturing five years from the closing date (the "Closing Date") of the transaction (the "Transaction") and (ii) 3,350,430 common share purchase warrants (the "May 2024 Investor Warrants") of the Company. Each May 2024 Investor Warrant entitles the holder to acquire one Canopy Share at an exercise price equal to $16.18 per Canopy Share for a period of five years from the Closing Date. The May 2024 Convertible Debenture bears interest at a rate of 7.50% per annum, payable in semi-annual payments in cash or, at the option of the Company, in Canopy Shares for the first four semi-annual interest payments after the Closing Date, subject to satisfaction of certain conditions, including the prior approval of the TSX.

The Exchange and Subscription Agreement granted the May 2024 Investor, for a period of four months from the Closing Date (the "Agreement ROFR Term"), a right of first refusal to subscribe for, and to be issued, as the sole investor in any proposed non-brokered private placement that the Company wishes to complete during the ROFR Term (the "Proposed Private Placement"); provided, however, that the May 2024 Investor shall subscribe for 100% of the Proposed Private Placement on the same terms and conditions contemplated in the Proposed Private Placement.

The May 2024 Convertible Debenture is convertible into Canopy Shares at the option of the May 2024 Investor at a conversion price equal to $14.38 per share. The May 2024 Convertible Debenture is subject to a forced conversion feature upon notice from the Company in the event that the average closing trading price of the Canopy Shares on the TSX exceeds $21.57 for a period of 10 consecutive trading days. In addition, pursuant to the terms of the May 2024 Convertible Debenture, for so long as the principal amount under the May 2024 Convertible Debenture remains outstanding (the "Debenture ROFR Term"), the Company granted the May 2024 Investor a right of first refusal to subscribe for, and to be issued, as an investor in any debt or equity financing that the Company wishes to complete during the Debenture ROFR Term (the "Proposed Financing"); provided, however, that the May 2024 Investor shall subscribe for 25% of the Proposed Financing on the same terms and conditions contemplated in the Proposed Financing.

In connection with the Transaction, the Company entered into a registration rights agreement with the May 2024 Investor, pursuant to which the Company agreed to file a registration statement with the SEC to register for resale the Canopy Shares underlying the May 2024 Convertible Debenture and May 2024 Investor Warrants as soon as reasonably practicable following the filing by the Company of this Annual Report on Form 10-K, but in no event later than 45 days after the Closing Date.

Common Share Trading

The Company's common shares trade on the Toronto Stock Exchange (TSX: WEED) and The Nasdaq Global Select Market (NASDAQ: CGC). As of July 31, 2024, there were 526 holders of record of our Common Shares.

Information Regarding Forward-Looking Statements

The statements set forth in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. For risk factors associated with the Company and its business, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended March 31,2023 included herein.

Virtual Annual Shareholder's Meeting

The virtual meeting is scheduled to be held at 1:00 p.m. Toronto Time, on Tuesday, September 24, 2024, and will be conducted exclusively via live audio webcast. Shareholders will be able to attend the 2024 Annual General Meeting, vote shares, and submit questions during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/WEED2024.

Copies Of Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2024, filed with the U.S. Securities and Exchange Commission, will be furnished without charge to any shareholder upon written request to Canopy Growth Corporation's Investor Relations department at our corporate headquarters address provided on this page. Alternatively, a copy is available on our Canopy Growth Corporation website at www.canopygrowth.com, as well as on the Securities and Exchange Commission's internet site at www.sec.gov.

INVESTOR INFORMATION HEADQUARTERS

Canopy Growth Corporation
1 Hershey Drive
Smiths Falls, Ontario
K7A 0A8
1 - 855 - 558 - 9333
www.canopygrowth.com

STOCK TRANSFER AGENT

Odyssey Trust Company
Trader 's Bank Building
702, 67 Yonge Street,
Toronto ON M5E 1J8
1 (888) 290 - 1175
https://odysseytrust.com/contact/.

CANOPY GROWTH
UNLEASHING THE POWER OF CANNABIS